Form 20-F
LUMINA COPPER CORP
filed 2004-04-15
CIK 1239197

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDED FORM 20-F

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[   ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For the Fiscal Year Ended ______

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For transition period from ____ to ______

Commission File Number:  0-503111

LUMINA COPPER CORP.

 (Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Canada

(Jurisdiction of Incorporation or Organization)

Suite 1550 - 625 Howe Street, Vancouver, British Columbia  V6C 2T6

(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Company's classes of capital or common stock as of March 15, 2004: 13,793,184 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes:              No: ___

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17    X   Item 18 ___

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court. Yes:              No: ___

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to the "Company" refer to Lumina Copper Corp. (formerly First Trimark Ventures Inc.) and its subsidiaries. All references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada.  Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Lumina Copper Corp.

In this document, all references to "SEC" refer to the United States Securities and Exchange Commission. The Company's reporting currency is the Canadian dollar. References to"$", "Cdn Dollars", or "Cdn$" are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America.  Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Measurement Conversion Information

In this Form 20-F, metric measures are used with respect to mineral properties described herein.  For ease of reference, the following conversion factors are provided:

           Imperial Measure         Metric Unit

                            Imperial Measure

                                    Metric Unit

1 mile	1.609 kilometres	2,204 pounds	1 tonne
1 yard	0.9144 metre	2,000 pounds/1 short ton	0.907 tonnes
1 acre	0.405 hectare	1 troy ounce	31.103 grams
1 US gallon	3.785 litres	1 imperial gallon	4.546 litres

Forward Looking Statements

This Form 20-F includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct.  There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

GEOLOGIC TIME

The geological history of the earth is divided into Periods and sub-divided into Eras, based on ages as outlined below:

Name of Period	Name of Era	Number of Years before Present (Millions)
Quaternary Tertiary Mesozoic	Holocene Pleistocene Pliocene Miocene Oligocene Eocene Paleocene Cretaceous	0 to 0.4 0.4 to 1.8 1.8 to 5.0 5.0 to 24 24 to 38 38 to 56 56 to 66 66 to 140

Paleozoic Precambrian	Jurassic Triassic Permian Carboniferous Devonian Silurian Ordovician Cambrian Precambrian	140 to 200 200 to 250 250 to 290 290 to 365 365 to 405 405 to 425 425 to 500 500 to 570 > 570

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Form 20-F:

"Au"	abbreviation for gold
"Breccia"	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix
"Cu"	abbreviation for copper
"Cutoff grade"

is the lowest grade of mineralized material that qualifies as ore in a given deposit. It is used to define a mineral deposit that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale. continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

"Chalcopyrite"	a mineral containing copper, iron, and sulfur and is an ore mineral of copper
"Disseminated" or "dissemination"	is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock
"Geological Time"	the part of the earth's history that is recorded in the succession of rocks
"Hypogene"	said of a geologic process, and of its resultant features, occurring within and below the cruse of the earth
"Indicated Mineral Resource"

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

"Inferred Mineral Resource"

is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

"Mineral Resource"

is a concentration or occurrence of natural, solid, inorganic or fossilized organic   material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge

"Measured Mineral Resource"

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

"Metallurgy"	the science and art of extraction of metals from their ores and preparing them for use
"Mineralization"	the process by which minerals are introduced and concentrated within a host rock, and the product of this process
"NPI"	means a percentage of the dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted
"NSR"	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed
"Pyrite"	a common iron sulphide mineral
"Sulphide"	a type of mineral made up of sulphur and one or more metallic elements
"Supergene"	said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions, also said of those solutions and of that environment

GLOSSARY OF NON-MINING TERMS

In this Form 20F, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

"Act"	Means the Securities Exchange Act of 1934
"Acquisition"

means the acquisition by the Company from the shareholders of CRS of all of the issued and outstanding common shares and share purchase warrants of CRS in accordance with the terms in the Securities Exchange Agreement

"Advanced Stage"	means a mineral property that has substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

"affiliate"	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended
"BC Act"	Means the Company Act (British Columbia), as amended
"Commercial Development"

means a decision made by the Company, after extensive engineering, economic, environmental, design and feasibility studies are completed, to proceed with the removal and recovery for commercial profit of ores, minerals and mineral resources from any portion of a mining property

"Common Shares"	means the common shares in the capital of the Company as presently constituted
"CPC" or "Capital Pool Company"

means a corporation:

(a)

that has been incorporated or organized pursuant to the laws of a jurisdiction in Canada;

(b)

that has filed and obtained a receipt for a preliminary prospectus from one or more of the provincial securities commission; and

(c)

in regard to which approval to a Qualifying Transaction has not been issued by the Exchange

"CRS"	means CRS Copper Resources Corp., a private company incorporated pursuant to the BC Act
"Exchange"	Means the TSX Venture Exchange of Toronto, Ontario, Canada
"Exchange Policies"	Means the policies of the Exchange as set forth in its Corporate Finance Manual
"National Instrument 43-101"	is an instrument made under the Securities Act of British Columbia for standards of disclosure for mineral projects
"Qualifying Transaction"	means a qualifying transaction as defined under Policy 2.4 of the Exchange Policies, and for the purposes of the Company means the Acquisition
"Securities Exchange Agreement"	means that formal securities exchange agreement among the Company, CRS and its shareholders dated effective January 27, 2003, pertaining to the Acquisition

PART I

Item 1.

IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

A.   Directors and senior management

The names, business addresses and functions of the Company's Directors and senior management are as follows:

ANTHONY FLOYD

1550 - 625 Howe Street

Vancouver, British Columbia V6C 2T6

Mr. Floyd has been a Director and President of the Company since May 23, 2003.  Mr. Floyd is a geologist.

ROBERT PIROOZ

1550 - 625 Howe Street

Vancouver, British Columbia V6C 2T6

Mr. Pirooz has been a Vice President, the Secretary and a Director of the Company since May 23, 2003.  Mr. Pirooz is a lawyer.

ROSS BEATY

1550 - 625 Howe Street

Vancouver, British Columbia V6C 2T6

Mr. Beaty has been a Director of the Company since May 23, 2003.  Mr. Beaty is a geologist.

AZIZ SHARIFF

1500 - 625 Howe Street

Vancouver, British Columbia V6C 2T6

Mr. Shariff has been a Director of the Company since March 8, 2000.  Mr. Shariff is a chartered accountant, independent investor and institutional fundraiser.

JOHN WRIGHT

1500 - 625 Howe Street

Vancouver, British Columbia V6C 2T6

Mr. Wright has been a Director of the Company since December 18, 2003.  Mr. Wright is a metallurgical engineer.

DAVID STRANG

1500 - 625 Howe Street

Vancouver, British Columbia V6C 2T6

Mr. Strang has been the Vice President of the Company since October 28, 20003.

B.   Auditors

The auditors for the Company are Grant Thornton LLP, Chartered Accountants, of Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N3.  Grant Thornton LLP is a member of the Institute of Chartered Accountants of British Columbia.

C.  Legal Advisors

The legal advisors for the Company are Maitland & Company, Barristers & Solicitors, Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

Item 3.

KEY INFORMATION

A.   Selected Financial Data

Currency Exchange Rate Information:

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York.  The average rate means the average of the exchange rates on the last date of each month during a year.

	2003	2002	2001	2000	1999

High	$1.5747	$1.6003	$1.6034	$1.5583	$1.5475
Low	$1.3484	$1.5593	$1.4935	$1.4318	$1.4420
Average for Period	$1.4615	$1.5597	$1.5494	$1.4854	$1.4857
End of Period	$1.3484	$1.5593	$1.5928	$1.4995	$1.4433

The exchange rate on March 15, 2004 was $1.3334.

The high and low exchange rates for the most recent six months are as follows:

	Sept 2003	Oct 2003	Nov 2003	Dec 2003	Jan 2004	Feb 2004
High	1.3877	1.3480	1.3359	1.3292	1.3380	1.3432
Low	1.3543	1.3038	1.2973	1.2924	1.2236	1.3102

Financial Information

On May 23, 2003 the Company acquired (the "Acquisition") all of the issued and outstanding common shares and share purchase warrants of CRS which Acquisition was treated as a reverse acquisition. As a result of the Acquisition CRS became a wholly owned subsidiary of the Company. Reference is made to Item 4 - Information on the Company for particulars of the Acquisition.  As the Acquisition closed after the 2002 financial year ends of both the Company and CRS summary financial information is set out below for both companies.

The Company

The following table sets forth for the periods indicated selected financial and operating data for the Company.  This selected financial data is derived from the Company's Audited Financial Statements and Notes thereto as at December 31, 2002, 2001 and 2000 which financial statements are included in this Form 20-F under the prior name of the Company being "First Trimark Ventures Inc."  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year Ended December 31
2002	2001	2000(1)

Amounts in Accordance with Canadian GAAP (presented in Canadian dollars):

   Interest Income

   Total Assets

   Net working capital

   Share capital

   Shareholders' equity

   Loss from operations

   Net Loss

   Loss per share (basic and diluted)

   Weighted average number of

     common shares outstanding (basic and diluted)

	$ 11,300 $568,390 $560,303 $660,821 $560,303 ($65,928) ($54,628) ($0.01) 7,675,252	$ 21,364 $612,881 $604,881 $650,771 $604,881 ($58,417) ($37,053) ($0.01) 7,620,000	$ 14,002 $646,934 $639,934 $650,771 $641,934 ($22,839) ($8,837) ($0.00) 6,502,928

Amounts in Accordance with U.S. GAAP (presented in Canadian dollars):

   Interest Income

   Total assets

   Net working capital

   Share capital

   Shareholders' equity

   Loss from operations

   Net Loss

   SFAS 123 Compensation Expense

   Loss per share (basic and diluted)

   Weighted average number of

     common shares outstanding (basic and diluted)

	$ 11,300 $568,390 $560,303 $690,821 $560,303 ($65,928) ($54,628) --- ($0.01) 7,675,252	$ 21,364 $612,881 $604,881 $680,771 $604,881 ($58,417) ($37,053) --- ($0.01) 7,620,000	$ 14,002 $646,934 $639,934 $680,771 $641,934 ($52,839) ($38,837) $91,440 ($0.02) 6,502,928

Note:

 (1)

From inception on March 3, 2000.

CRS

The following table sets forth, for the periods indicated, selected financial and operating data for CRS, which was incorporated on October 3, 2001.  CRS did not start operations until 2002. This selected financial data is derived from CRS' Consolidated Audited Financial Statements and Notes thereto as at December 31, 2002 and December 31, 2001.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of CRS.  CRS has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

Year Ended December 31
2002	2001(2)

Amounts in Accordance with Canadian GAAP

(presented in Canadian dollars:)

   Total Assets

   Net working capital

   Share capital

   Shareholders' equity

   Loss

   Loss per share (basic and  diluted)

   Weighted average number of common shares

   outstanding  basic and diluted)

$3,960,836 $2,423,200 $6,370,469 $3,013,634 ($3,356,101) ($3.78) 947,700	--- ($733) $1 ($733) ($734) ($734) 1

Amounts in Accordance with U.S. GAAP: (presented in Canadian dollars:)

   Total assets

   Net working capital

   Share capital

   Shareholders' equity

   Loss

   Loss per share

   Weighted average number of common shares

   outstanding (basic and diluted)

$3,922,961 $2,423,200 $6,370,469 $2,975,759 ($3,393,976) ($3.82) 888,522	--- --- $1 ($733) ($734) ($734) 1

(2)

From date of incorporation on October 3, 2001.

B.   Capitalization and Indebtedness

As of March 15, 2004, the Company had 13,793,184 common shares outstanding with a capitalization of $20,829,435.

The Company does not currently have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect contingent indebtedness, other than the obligation of CRS, the Company's wholly owned subsidiary, pursuant to a debenture dated September 24, 2002 that was issued by CRS to Redstone Resources Inc. as security for CRS's obligations under a mineral property purchase agreement between CRS and Redstone Resources Inc. The debenture is in the principal amount of US$400,000, bearing interest at 0% if property payments are made on time, and 15% if a payment is late.

C. Reasons for Offer

N/A

D.  Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully.  The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)      The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)

The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company's mineral properties may not result in any discoveries of commercial bodies of mineralization

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3)

A reversal of the declining price of copper for a sustained period of time will be required in order to render the Company's current mineral properties economically viable.

It is a key part of the Company's strategy to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value.  A reversal of the declining price of copper for a sustained period of time will be required in order to render the Company's current mineral properties economically viable.  In the event higher mineral prices do not occur or do not occur for a sustained period of time in order to render the Company's properties economically viable the Company's economic prospects will significantly suffer and the Company will be forced to look for other exploration projects or cease operations.

(4)

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As none of the Company's mineral properties currently have mineralization reserves the Company has no revenues from operations. The Company has limited financial resources.  As of February 29, 2004 the Company had working capital of $10,040,981 which the Company anticipates will be sufficient funds for the Company's operations for the next 24 months.  The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's:

  ability to locate a profitable mineral property;

  ability to generate revenues; and

  ability to reduce exploration costs.

Based upon current plans, the Company expects to incur operating losses in future periods.  This will happen because there are continuing expenses associated with the holding and exploration of the Company's mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company's operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

(5)

The possibility of any of the Company's mineral properties ever having ore reserves is extremely remote

The Company has no known ore reserves.  The possibility of any of the Company's mineral properties ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost.  The Company's success depends upon finding and developing an ore reserve.  If the Company does not find an ore reserve containing copper, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(6)

Government expropriation or regulation may prevent or restrict mining of any of the Company‘s mineral deposits

Even if the Company's mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(7)

The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations

The Company has no history of pre-tax profit.  None of the Company's mineral properties have ore reserves.  The Company sustained operating losses for each of the fiscal years ended December 31, 2002, 2001 and 2000 of $54,628, $37,053 and $8,837 respectively.  CRS has sustained operating losses for its only full year of operation being fiscal 2002 of $3,356,101.  The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing.  The Company may not be successful in generating revenues or raising capital in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

(8)

Seven of the Company's mineral properties are in foreign countries and as such that portion of Company's business may be exposed to various levels of political, economic and other risks and uncertainties

Seven of the Company's mineral properties are located in Argentina, Chile and Peru.  As a portion of the Company's business is carried on in a number of foreign countries it is exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.  Peru, Chile and Argentina's status as developing countries may make it more difficult for the Company to obtain any required exploration financing for its Peruvian, Chilean and Argentinean projects.

Changes, if any, in mining or investment policies or shifts in political attitude in Peru, Chile or Argentina may adversely affect the Company's operations in these countries.  Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalisation, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations.

(9)

There are risks relating to an uncertain or unpredictable political environment in Argentina which may affect the Company's operations in that country

Two of the Company's mineral properties are located in Argentina.  There are risks relating to an uncertain or unpredictable political environment in Argentina.  In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.  Argentina recently suffered severe economic difficulties including significant currency devaluation.

In response to the political and economic instability in Argentina, in January 2002 the Argentinean government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar. During the economic crisis Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003 Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owned by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest.  Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate.

(10)

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States

The Company is a Canadian corporation.  All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws.  If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors.  Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers.  Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non-U.S. resident executive officers or directors.

(11)

The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself

The mineral exploitation industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.  It is a key part of the Company's strategy to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value. In the event higher mineral prices do not occur the Company's economic prospects will significantly suffer.

(12)

 Substantial expenditures are required to be made by the Company to establish ore reserves

Substantial expenditures are required to establish ore reserves.  These expenditures include the costs of drilling, sampling, bulk sampling, metallurgical testing, cost estimating, economic evaluations, market and environmental studies, cost estimating, economic evaluation, and market and environmental studies which have to be completed before an ore reserve can be designated.

(13)

The Company does not presently have insurance covering any of its mineral properties and as a consequence could incur considerable costs

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does not presently have insurance covering any of its mining properties and does not presently intend to obtain liability insurance.  As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(14)

The Company's mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company's mineral properties may be affected

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(15)

All phases of the Company's operations in Canada, Peru, Argentina and Chile are subject to environmental regulations which may cause the Company to invoke stricter standards

All phases of the Company's operations in Canada, Peru, Argentina and Chile are subject to environmental regulations.  Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Legislation and regulations implemented by the Ministry of Energy and Mines directly affect the mining industry in the Province of British Columbia, where the Company's Hushamu property is located. Legislation and regulations implemented by the Department of Resources, Wildlife and Economic Development directly affects the mining industry in the Northwest Territories, where the Company's Redstone Property is located. Legislation and regulations implemented by the Department of Energy, Mines and Resources affects the mining industry in the Yukon where the Company's Casino Property is located.  The General Mining Law of Peru is the primary body of law with regard to environmental regulation, where the Company's Pashpap and El Galeno properties are located.  The Environmental Protection Mining Code of Argentina, enacted in 1995, is the primary body of law with regard to environmental regulation, where the Company's Taca Taca  and San Jorge properties are located.  The Degree Law Number 1,349 of Chile is the primary body of law with regard to environmental regulation, where the Company's Regalito, Relincho and Vizacachitas properties are located.  See "Item 4(B) - Business Overview."

Although compliance with such laws is not presently a significant factor in the Company's operations, compliance with future changes in environmental regulation, if any, may adversely affect the Company's operations.

(16)

The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company's mineral properties

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.  The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company's mining properties, cannot be accurately predicted but may adversely affect the Company's operation and its ability to raise capital

(17)

The Company's future performance is dependent on key personnel. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company business

The Company's performance is substantially dependent on the performance and continued efforts of the Company's executives and its Board of Directors. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition.  The Company currently does not carry any key person insurance on any of the board of directors.

(18)

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.  The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(19)

The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue up to 100,000,000 shares of common stock without par value.  It is the Company's intention to issue more shares.  Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(20)

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties and accordingly conflicts of interest may arise

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.

Anthony Floyd, President of the Company, is also the President, a principal and a director of Inca Pacific Resources Inc. ("Inca").  Inca is a junior mining company engaged in the exploration of copper in Peru.  As a condition of employment with the Company, Mr. Floyd required that the possible competing interests of the Company and Inca be resolved as between them in order to address inevitable conflicts or perceived conflicts.  The Company and Inca agreed Inca shall be given the first right to acquire all grassroots copper exploration opportunities in the country of Peru which the Company or its executives become aware of.  As the Company is not currently planning to undertake exploration of grassroots copper properties, this may be of no impact to the Company's business practices.  Inca has agreed that the Company shall be given first right to acquire advanced stage copper properties with defined Resources of which Inca or its executives become aware in the country of Peru.  Inca and the Company have agreed to review and renew this commitment annually.

(21)

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company's stockholders

Management of the Company own collectively as of March 15, 2004, 4,994,526 shares being 36.21% of the Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(22)

The value and transferability of the Company shares may be adversely impacted by the limited\ trading market for the Company's common stock, the penny stock rules and futures share issuance. There is a limited market for the Company's common stock in the United States.

No assurance can be given that a market for the Company's common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)

such sale or purchase is exempt from Rule 15g-9;

(b)

prior to the  transaction  the broker or dealer has (1)  approved  the  person's  account for transaction in penny stocks in accordance with Rule15g-9,  and (2) received  from the person a written  agreement to the transaction  setting forth the identity and quantity of the penny stock to be purchased; and

(c)

the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1.  Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of  the Exchange Act and Rule 419, any security  that has a price of $5.00 or more; and (3) a security that is authorized  or approved for  authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated  Quotation System.  It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on March 3, 2000 under the name "First Trimark Ventures Inc."  On May 23, 2003 the Company changed its name to Lumina Copper Corp.  The head office of the Company is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The Company's telephone number is (604) 687-0407.  The registered office of the Company is located at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The Company's common stock has been listed for trading on the Exchange for 3 years.  See "Item 9(A) - Listing Details and Markets".

The Company was originally a CPC.  As a CPC the principal business of the Company was to identify and evaluate business opportunities for the acquisition of an interest in assets or business, and once identified and evaluated, to negotiate an acquisition or participation, subject to receipt of shareholder and Exchange approval in accordance with Exchange Policies.

The Company was required to complete a Qualifying Transaction, which is defined in the Exchange Policies as a transaction whereby a CPC acquires Significant Assets, other than by cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.  "Significant Assets" are defined in the Exchange Policies as one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under  Exchange Policies.

Until completion of its Qualifying Transaction, the Company did not carry on any business other than the identification and evaluation of assets or businesses in connection with a possible Qualifying Transaction.

Effective November 22, 2002 the Company and CRS entered into a letter agreement with respect to a proposed acquisition whereby the Company agreed to acquire from all the shareholders of CRS all of the issued and outstanding common shares and share purchase warrants of CRS.  On January 27, 2003 the Company and CRS entered into the Securities Exchange Agreement which superseded and replaced the letter agreement.

CRS is a private British Columbia company, incorporated on October 3, 2001, which owned or had the right to acquire a 100% interest in three advanced stage copper exploration properties located in British Columbia, the Yukon Territory and the Northwest Territories, Canada.

The Acquisition constituted the Company's Qualifying Transaction, which was approved by the Exchange on May 23, 2003.

Effect of the Acquisition

Effective May 23, 2003, the Company consolidated its share capital on a ten old shares for one new share basis and immediately thereafter closed the Acquisition being the acquisition of all of the issued and outstanding common shares and share purchase warrants of CRS being 8,187,500 common shares and 5,657,500 share purchase warrants.  In exchange therefore, the Company issued to the shareholders of CRS an aggregate of 8,187,501 Common Shares and 5,657,500 share purchase warrants in its capital stock, at which time CRS became a wholly-owned subsidiary of the Company and the Company became involved in the mining industry through CRS.  To reflect this change in business the Company changed its name from "First Trimark Ventures Inc." to "Lumina Copper Corp." effective May 23, 2003.

B.  Business Overview

As noted under Item 4A above, prior to the Acquisition the Company was a CPC established under Exchange Policies.  As a CPC the Company had no assets, other than cash, and had not commenced commercial operations.  The Company used its pool of funds to identify and evaluate assets or businesses which, when acquired, would qualify the CPC for listing as a regular issuer on the Exchange.  Since its listing as a CPC on the Exchange in 2002, the Company evaluated a number of business opportunities and in late 2002 identified CRS as an appropriate business to acquire, which it did by concluding the Acquisition on May 23, 2003.

The present business of the Company is the acquisition of advanced stage copper exploration properties and other exploration mineral properties. The Company either directly or through its wholly-owned subsidiary CRS, currently owns or has the right to acquire, directly or indirectly, all or a portion of the rights, title and interest in ten properties located in Canada, Peru, Argentina and Chile.  The Company's primary strategy is to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value.  In the event higher mineral prices do not occur the Company's economic prospects will significantly suffer.  The Company's secondary objective is to explore its mining properties and to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

The Company is an exploration stage company and none of the Company's mineral properties have known ore reserves.  There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of a property is determined.  The Company has not yet begun exploration on any of its properties and does not intend to do so for the foreseeable future with the one exception that the Company intends to carry out a work program on the Regalito Property consisting of underground mapping and sampling, 1,500 metre core and 300 metre reverse circulation geogical drilling, and 1,000 metre core and 500 metre reverse circulation verification drilling, at an estimated cost of US$383,000.  See "Significant Mineral Properties" for details of the proposed work program.

All of the Company's mineral properties, with the exception of the Casino. San Jorge, Vizcachitas, Relincho and Hushamu properties, require further exploration, infill drilling, geotechnical analyses, metallurgical testing, mine and tailings layout and design and environmental base line work in order that pre-feasibility studies may be prepared.  If these studies were positive then full feasibility studies would be required in each case to establish if any of the properties were economically viable.  Economical viability will be affected by higher copper, gold and molybdenum prices as well as technological advances, improved infrastructure and lower power costs.

The following chart sets out the current status of each of the Company's mineral properties and the work to be required in order to determine if each property is economically viable:

Property	Pre-Feasibility	Feasibility	Work Required
Relincho	Yes	No	A feasibility study
Galeno	Yes	No	Infill drilling and a feasibility study
San Jorge	Yes	No	A feasibility study
Vizcachitas	Yes	No	A feasibility study
Regalito	No	No	Exploration drilling and a feasibility study
Redstone	No	No	Exploration drilling and a feasibility study
Pashpap	No	No	Exploration drilling and a feasibility study
Casino	Yes	No	A feasibility study
Taca Taca	No	No	Exploration drilling and a feasibility study
Hushamu	Yes	No	A feasibility study

The Company has five wholly-owned subsidiaries, being CRS, Minera Lumina Copper Chile SA, a private Chilean company incorporated on August 20, 2003, Lumina Copper SAC, a private Peruvian company incorporated on February 18, 2003, Minera San Jorge SA. a private Argentinean company incorporated on * and Vicachitas Ltd a private Bahamian company incorporated on *.  CRS in turn has two wholly-owned subsidiaries, Moraga Resources Corp., a private British Columbia company incorporated on September 29, 1986 and Corriente Argentina, Inc. a private Cayman company incorporated on July 29, 1994.  Corriente Argentina, Inc. in turn has one wholly owned subsidiary, being Corriente Argentina SA a private Argentina company incorporated on July 22, 1999. Vicachitas Ltd. in turn has one wholly owned subsidiary, being Compania Minera Vizachitas Holdings a private Chilean company incorporated on *.

The following is a summary of the property transactions entered into by the Company to date.

In July 2002 the Company, through its wholly owned subsidiary CRS, was granted an option from Great Basin Gold Ltd. of Vancouver, British Columbia, Canada to purchase a 100% interest in 161 mineral claims known as the Casino Property in west-central Yukon, Canada.  The option may be exercised by the Company at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin Gold Ltd. in the form of cash or shares of the Company.

To maintain the option in good standing the Company issued on May 23, 2003 made a cash payment of $50,000 to Great Basin Gold Ltd. and issued 100,000 warrants (each warrant entitling Great Basin Gold Ltd. to purchase one additional share of the Company for a period of two years, at $1.80 per share).  Great Basin Gold Ltd. exercised these options on October 17, 2003.  In addition to the warrants noted above, the Company must issue a further warrant to permit Great Basin to buy 100,000 shares of the Company for a period of two years at a price being the maximum discount permitted by the Exchange to the closing price of the Company's shares on the Exchange on each of the next two year anniversary dates following May 23, 2003 up to a maximum total of warrants to purchase 300,000 shares of the Company.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin Gold Ltd. the additional sum of $1,000,000.  Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro & Associates (1982) Ltd ("Archer Cathro") and a claim purchase agreement with Wildrose Resources Ltd ("Wildrose"). The royalties and encumbrances are as follows:

  A 5% NPI in favour of Archer Cathro on 83 of the minerals claims (the "Casino A Claims") which royalty expires on March 25, 2005 as to 35 claims, March 25, 2006 as to 30 claims, March 25, 2007 as to 11 claims and March 25, 2009 as to 7 claims; and

  A 5% NPI in favour of Archer Cathro on 55 of the mineral claims (the "Casino B Claims") which royalty expires on March 25, 2005 as to 14 claims, March 25, 2006 as to 17 claims and March 25, 2007 as to 24 claims.

In addition, the Casino B Claims are subject to an agreement between Great Basin and Wildrose whereby Wildrose has agreed to pay the annual filing fees and assessment payments being a total of $13,800 in annual assessment fees and $690 in recording fees on the Casino A and B claims in order to maintain them in good standing.  In return Wildrose has the right to acquire the Casino B Claims for $1 each subject to Great Basin reserving a 10% NPI in the Casino B claims.

In August 2002 the Company, though CRS, acquired from Itech Capital Corp, of Vancouver, British Columbia, Canada, 100% of the issued and outstanding shares of Moraga Resources Corp., which in turn owns the mineral property known as the Hushamu Property comprising approximately 15,000 hectares located on northern Vancouver Island, British Columbia, Canada.  The purchase price of the shares of Moraga Resources Corp. was $110,000 which sum has been paid.  In addition, the Company agreed to pay the sum of $1,000,000 sixty days after a decision is made to proceed with Commercial Development of the Hushamu Property.  The Hushamu Property is subject to a NPI in the amount of 10% in favour of BHP Billiton Diamonds Inc.  The Hushamu Property consists of 144 mineral claims within the Nanaimo Mining Division.

In September 2002 the Company, through CRS, acquired a 100% interest from Redstone Resources Inc. of Vancouver British Columbia, in five (5) mining leases known as the Redstone Property comprising 5,661.75 hectares located in the Nahanni Mining District, Northwest Territories, Canada.  In consideration therefor, the Company agreed to pay US$500,000, US$200,000 of which has been paid and US$300,000 of which is due on or before March 24, 2004.  In addition, the Company granted to Redstone Resources Inc. a NSR to be calculated monthly as follows:

NSR %	Average Price of Copper(1)
3%	If less than or equal to US$0.75 per pound
3.5%	If greater than US$0.75 and less than or equal to US$1.00 per pound
4%	If greater than US$1.00 per Pound

Note:

(1)

means the average of the New York Commodities Exchange final daily spot Prices for Copper reported for the calendar month of production.

As security for the instalment payments, CRS granted in favour of Redstone Resources Inc. a debenture for the principal sum of US$400,000, which debenture charges all of the Redstone property.

On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C. to earn a 100% interest in the El Galeno Property located in Northern Peru.  The property comprises four mining concessions (1,347.5 hectares).

Under the option agreement the Company may purchase the El Galeno Property for cash payments totalling US$2.0 million as set out in the following table:

Period	Amount
On signing	US $10,000 (paid)
3 months	US $20,000 (paid)
6 months	US $50,000 (paid)
12 months	US $100,000
24 months	US $300,000
36 months	US $400,000
48 months	US $1,120,000
Total	US $2,000,000

Payments starting in month 12 are subject to reduction if the average copper price (3 month London Metal Exchange average) moves between the determined ranges outlined in the following table:

Copper Price - US$	Copper Price Payments Reduced by
= or < than 0.65	50%
> 0.65 < 0.80	35%
> 0.80 < 1.00	20%
= or > 1.00	No discount

The first three option payments and also 50% of the payment to be made at month 12 are to be in cash.  The remaining 50% of the month 12 payment, in addition to all the rest of the payments, may be made in shares of the Company provided that if the shares trade at a value below the agreed cash payment, the Company is obliged to pay the difference in cash to Las Asuncion Negociacion Minera S.A.C.

The payment scheduled for the 48th month may be delayed for up to three years provided payments of US$100,000 are made at each of the 48th, 60th and 72nd months, US$50,000 of which is a penalty for each year of delay and US$50,000 of which is applied to the delayed payment.

In July 2003 the Company acquired, by staking, the Pashpap deposit, located in Northern Peru. The property consists of eight (8) mining concessions (6,240 hectares).

On August 4, 2003 the Company entered into an option agreement with Eastfield Resources Ltd. of Vancouver, British Columbia, Canada to earn up to a 100% interest in the OK Copper Property.  The property, consisting of seven (7) claims (3,075 hectares), is located near Powell River, British Columbia Canada.  To earn an 80% interest in the property the Company must make a total of $330,000 in cash payments and incur a total of $600,000 in exploration expenditures prior to April 2009.  The Company may purchase the remaining 20% interest in the property from Eastfield Resources Ltd. for an additional $1,000,000 prior to April 24, 2010.  In February 2004 the Company dropped its interest in the OK Copper Property.

On August 3, 2003 the Company, through CRS, acquired from Corriente Resources Inc. of Vancouver, British Columbia, Canada all of the issued and outstanding shares in the capital of Corriente Argentina Inc. for the following consideration:

1)

US$25,000 (which sum has been paid);

2)

US$25,000 and 100,000 shares of the Company by October 7, 2003 (which sum was paid and shares issued on September 27, 2003);

3)

100,000 shares of the Company on October 7, 2004;

4)

100,000 shares of the Company on October 7, 2005;

5)

US$100,000 on October 7, 2006; and

6)

US$1,000,000 on October 7, 2007.

In the event the Company does not make a required payment or share issuance it has agreed it will transfer back to Corriente Resources Ltd. all of the shares of Corriente Argentina Inc. and the Company will have no further obligations with respect to any further payments or share issuances.

Corriente Argentina Inc. is the owner of all of the issued and outstanding shares in the capital of Corriente Argentina S.A. which in turn is the owner of the Taca Taca Lower Property which consists of thirteen (13) mining concessions (2,546 hectares) which property is located in Salta Province, Northwestern Argentina.

On October 20, 2003 the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra both of Santiago, Chile wherein the Company was granted the exclusive option to acquire 100% of the Regalito property.  Located in Chile the property consists of 4158 hectares.  To acquire the property the Company shall make payments totalling $900,000 over an 8 year period and take responsibility for concession maintenance payments.  The Company has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, the Company will pay a minimum of $200,000 in respect of the payments described above for that year.  After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, the Company will pay $200,000 per year until commercial production commences.  After commercial production commences, the Company will pay a NSR of between 1 and 3% depending on the price of copper.  The Company will be entitled to recover a portion of its payments above as an offset against the NSR.

On October 29, 2003 the Company entered into an agreement with General Minerals Corporation ("GMC") of Vancouver British Columbia to purchase 100% of GMC's 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system.  The collective group of concessions cover approximately 4,400 hectare and are located in central Chile.  The terms of the agreement are that the Company will acquire from GMC all of the issued and outstanding shares of Vizcachitas Ltd., and the transfer of one share of Compania Minera Vizcachitas Holdings held in trust by GM Campana Ltd. GMC's interest in the Vizcachitas property is held through the GMC's subsidiary, Compania Minera Vizcachitas Holdings, a corporation incorporated under the laws of Chile, which in turn is owned by Vizcachitas Ltd. and GM Campana Ltd. both corporations incorporated under the laws of the Bahamas, which in turn are owned by GMC.  Pursuant to the Agreement the Company issued to GMC 500,000 common shares together with a share purchase warrant entitling GMC to acquire, from time to time, up to 500,000 common shares of the Company at $3.20 per share until December 22, 2007.

In the event the combined value of the 500,000 shares and the share purchase warrant does not exceed $5.0 million during a 48 month period from the closing of the purchase the Company will pay to GMC the different between their combined value at the end of the 48 month period.  Should the Company not fulfill the payment obligation at that time then all of the rights, title and interests in the property will be returned to GMC.

The Company completed the transaction with GMC on December 22, 2003.

On November 21, 2003 the Company concluded an agreement with Northern Orion Resources Inc. of Vancouver, British Columbia to acquire 100% of the San Jorge Property. Located in Argentina the property consists of 2 mining concessions and is 444.6 hectares in size.  To acquire the property the Company made a payment of US$200,000 and issued from its treasury 81,875 common shares.

On January 8, 2004 the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile ("APDS") to acquire 100% of the Relincho Property. Located approximately 630 km north of Santiago Chile the property consists of 19,516 hectares. To acquire the property the Company must make payments totalling $US6,000,000 consisting of US$1,000,000 immediately and US$5,000,000 in cash or the Company's shares (at the Company's election) by December 31,2006.  Provided the shares of the Company are trading on a recognised stock exchange in North America the Company will have the right to pay any/or all of the $US5,000,000 in shares of the Company based on the 20 trading days ending 5 trading days prior to the date of the issuance of the shares of the Company. The Company made the $US1,000,000 on January 9, 2004.

On March 3, 2004 the Company announced that agreed to acquire the interest of New Inca Gold Ltd and AKD Ltd. collective interest in the El Molino mining concession that lies contiguous to Lumina's El Galeno mining concession in the Yanacocha district in Peru.

The Company will pay New Inca Gold Ltd and AKD Ltd. a cash consideration of US$300,000 and a Net Profits Interest of up to 20% depending on the timing of production from the concession.  The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006.  The purchase agreement involves the sale of New Inca's Gold Ltd. and AKD's respective Peruvian registered subsidiaries to the Company and is subject to certain terms and conditions being met by all parties.  The Company expects to close the transaction within thirty days.

In addition to the acquisition of the aforementioned mineral properties, the Company, on June 6, 2003 granted incentive stock options under its stock option plan to five directors and officers enabling the purchase of 550,000 common shares of the Company at a price of $1.65 for a five year term.

On June 17, 2003 the Company entered into a consulting agreement with Clive H. Massey pursuant to which Mr. Massey has agreed to provide investor relations and corporate finance services to the Company. The consulting agreement is for an indefinite term at a fee of $4,000 per month.  In addition the Company granted to Mr. Masey stock options to purchase 100,000 common shares in the capital of the Company at a price of $1.65 per share.  The contract with Mr. Massey was terminated on October 17, 2003 and  90,000 of the stock options were cancelled.

On October 17, 2003 the Company appointed David Strang as Vice President of Corporate Development and granted Mr. Strang stock options to purchase 150,000 common shares in the capital of the Company at a price of $3.20 per share.

On December 18, 2003 the Company announced that, effective December 15, 2003; it had appointed John Wright as a director of the Company to replace Aly Alibhai. In addition Mr. Wright was granted options to purchase up to a total of 50,000 common shares in the capital of the Company at a price of $4.00 per share.

On January 8, 2004 the Company completed a private placement with a syndicate of underwriters led by Haywood Securities Inc. and including McFarlane Gordon Inc. and Northern Securities Inc., pursuant to which the underwriters agreed to purchase 1.9 million units of the Company on a bought deal basis, at a price of $4.25 per unit for aggregate proceeds of $8.075 million.  Each unit consists of one common share and ½ of one share purchase warrant.  Each whole share purchase warrant will be exercisable by the holder to acquire one common share of the Company at a price of $5.50 for a period of 24 months subject to the right of the Company to accelerate the expiry date of the warrants to 21 days if its common shares trade above $7.00 for ten consecutive trading days.  The underwriters also exercised part of the "greenshoe option" and increased the size of the financing by 130,200 units for an additional $553,350 on the same terms and conditions. The Company received net proceeds of $8,146,476.09.

Environmental Regulation in Canada

All phases of the Company's operations in Canada are subject to environmental regulations.  Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Environmental regulation is under the joint jurisdiction of the federal government and the provincial governments.

Although compliance with such laws is not presently a significant factor in the Company's operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company's operations.  See "Item 3(D) - Risk Factors."

During exploration, the Company will be primarily governed by provincial and territorial environmental regulations.

Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been approved by the applicable provincial or territorial government.

Before beginning active mining operations the Company will be subject to an environmental assessment process in order to meet federal, provincial and territorial government regulations.

The Company believes that compliance with the federal, provincial and territorial environmental regulations will have some impact on its operations, which amount cannot be estimated at this time, but the Company does not anticipate any difficulty in obtaining approval from federal, provincial or territorial authorities to commence mining operations if and when warranted.

Federal Environmental Regulation

Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial jurisdiction.  As a result, federal legislation and regulations do not materially affect the Company's current operations.

The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act (the "CEAA").

The Company does not expect to be subject to CEAA while in the exploration phase.  Should the Company ever enter the development stage of any of its mineral properties it will be subject to CEAA during the development phase.

Mining Title in Peru

Under Peruvian law, the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  The term of a concession is indefinite if it is properly maintained by payment of the annual fee.  The rights granted by a mining concession are protected against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract.  The basic unit for newly claimed mining concessions is 100 ha and the maximum area is 1,000 ha, with an unlimited number of concessions per titleholder.  Mining concessions may be privately owned and no State participation is required. Security of title is guaranteed and once a mining concession is granted it cannot be suspended, except when failure to pay the Annual Rent or the penalty for two consecutive years. Buildings and other permanent structures used in a mining operation are considered real property accessory to the concession on which they are situated.

Mining Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada.  Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the provinces.  The approval process is an administrative procedure under the authority of the province in which the property is located. The process includes a public notice and approval procedure allowing third parties to give notice of opposition or prior claims, if any, before the title to the concession is granted.

Mining Title in Chile

Under Chilean law, the right to explore for and exploit minerals is granted by way of concessions.  There are two kinds of mining concessions:  exploration and exploitation. Mining concessions are established by a resolution pronounced by a judge in an administrative procedure and without intervention of any other authority or person.  Mining concessions are independent to the ownership of the land and are transferable. Mining concessions may be privately owned and no State participation is required

C.  Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

		LUMINA COPPER CORP. British Columbia (March 3, 2000)
		100%

LUMINA COPPER SAC Peru (February 18, 2003)	MINERA LUMINA COPPER CHILE SA Chile (August 20, 2003)	CRS RESOURCES CORP. British Columbia (October 3, 2001)	MINERA SAN JORGE SA Argentina (May 30, 1997)	VIZCACHITAS LTD. Bahamas (May 22, 1999)
		100%		100%

	MORAGA RESOURCES CORP British Columbia (September 29, 1986)	CORRIENTE ARGENTINA, INC. Cayman (July 29, 1994)		COMPANIA MINERA VIZCACHITAS HOLDINGS Chile (January 13, 1998)
		100%
		CORRIENTE ARGENTINA SA Argentina (July 22, 1999)

D.  Property, Plant and Equipment

The Company has executive offices at 1550 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 which consist of 1648 square feet.  The Company co-leases its offices for a term of 5 years commencing on April 1, 2003 at a cost of $1,569 per month.

The present business of the Company is the acquisition of advanced stage copper properties as well as other mineral properties. The Company directly or thorough, CRS, its wholly owned subsidiary currently beneficially owns or has the right to acquire, directly or indirectly all, or a portion, of the rights, title and interest in ten (10) copper exploration properties.

The Company's ten properties are presented below in what the Company currently perceives are in their order of importance with the most important property being listed first.

Relincho Property, Chile

Acquisition

On January 8, 2004 the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile ("APDS") to acquire 100% of the Relincho property. Located approximately 630 km north of Santiago Chile the property consists of 19,516 hectares. To acquire the property the Company must make payments totalling $US6,000,000 consisting of US$1,000,000 immediately and US$5,000,000 in cash or the Company's shares (at the Company's election) by December 31,2006.  Provided the shares of the Company are trading on a recognised stock exchange in North America the Company will have the right to pay any/or all of the $US5,000,000 in shares of the Company based on the 20 trading days ending 5 trading days prior to the date of the issuance of the shares of the Company. The Company made the $US1,000,000 payment on January 9, 2004.

Property Information

The Finnish mining group Outokumpu discovered porphyry style copper and molybdenum mineralization at the Relincho property in 1993. Exploration continued until 1997 when Outokumpu ceased all exploration in Chile and elsewhere. Five porphyry centres have been discovered to date: Los Amarillos, Relincho, Las Guias, Marja and Soledad which all occur within a five-kilometre corridor of hydrothermal alteration. Outokumpu drilled 150 diamond and RC drill holes totalling approximately 43,028 metres of which 120 holes totalling 35,469 metres were drilled at the Relincho porphyry centre.

The Relincho porphyry centre is located in the western third of the system and on surface covers an area of approximately 700 metres by 500 metres. Copper mineralization occurs mostly as primary sulphides, which are overlain by a 10 to 70 metre thick leach/oxide cap. The primarily sulphide mineralization has been traced to a maximum depth of about 700 metres and consists mostly of bornite and chalcopyrite along with varying amounts of molybdenite, pyrite, digenite and covellite.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms "measured" and "indicated mineral resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves

Exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnes (Million)(Mt)	Copper	Grade Mo
			%	%
Measured and Indicated	0.4	184	0.4	0.024
Measured and Indicated	0.6	74	0.6	0.027

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms "Inferred Resources."  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Exploration completed to date has identified the following for Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnes (Million)(Mt)	Copper	Grade Mo
			%	%
Inferred	0.4	101	0.51	0.017
Inferred	0.6	14	0.67	0.024

The Relincho property, is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

El Galeno Property, Peru

Acquisition

On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C.  ("Asuncion") to earn a 100% interest in the El Galeno Property located in Northern Peru.

Under the option agreement the Company may purchase the property for cash payments totalling US$2.0 million as set out in the following table:

Period	Amount
On signing	US $10,000 (paid)
3 months	US $20,000 (paid)
6 months	US $50,000 (paid)
12 months	US $100,000
24 months	US $300,000
36 months	US $400,000
48 months	US $1,120,000
Total	US $2,000,000

Payments starting in month 12 are subject to reduction if the average copper price (3 month London Metal Exchange average) moves between the determined ranges outlined in the following table:

Copper Price - US$	Copper Price Payments Reduced by
= or < than 0.65	50%
> 0.65 < 0.80	35%
> 0.80 < 1.00	20%
= or > 1.00	No discount

The first three option payments and also 50% of the payment to be made at month 12 are to be in cash.   The remaining 50% of the month 12 payment, in addition to all the rest of the payments, may be made in shares of the Company provided that if the shares trade at a value below the agreed cash payment, the Company is obliged to pay the difference in cash to Asuncion.

The payment scheduled for the 48th month may be delayed for up to three years provided payments of a US $100,000 are made at each of the 48th, 60th and 72nd months, US$50,000 of which is a penalty for each year of delay and US$50,000 of which is applied to the delayed payment.

Property Information

The following is a description of the El Galeno Property.  This description is taken from a report on the El Galeno Property dated June 2, 2003 prepared by Diane Nicolson, Ph.D., MAIG of AMEC (Peru) S.A.

The El Galeno Property is located 600 km by road north of the city of Lima, in the province of Cajamarca.  The property comprises four mining concessions that cover a total surface area of 1,347.5 hectares and which are centered on the El Galeno porphyry Cu-Au-Mo deposit.

Copper mineralization was first recognized on the property in 1993.  Subsequently the property has undergone a number of exploration campaigns by Newmont Peru Ltd. and North Compañia Mineria S.A.  Twenty-one diamond drillholes and thirty reverse circulation drillholes for a total of 13,145 metres have been completed to date.

Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms "Inferred Resources."  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The following table summarizes the portion of the historical estimate considered to be an Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)	Grade Cu Eq (%)(2)
Inferred(1)	486	0.57	0.14	0.66

(1)

The copper cut off grade was 0.40% copper

(2)

Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$.80 a pound for copper and US$350 per ounce for gold.

The El Galeno Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

San Jorge Property, Argentina

Acquisition

On November 12, 2003 the Company concluded an agreement with Northern Orion Resources Inc. wherein the Company acquired 100% of the San Jorge property by making a payment of US$200,000 and issuing from its treasury 81,875 common shares.

Property Information

The San Jorge Property is located in west-central Argentina approximately 110 km northwest of the provincial city of Mendoza and 250 Km northeast of Santiago, Chile.  The property comprises 2 mining concessions and 44 mining estacas that are owned by Minera San Jorge S.A., a subsidiary of Northern Orion Resources Inc.  These concessions and estacas cover a total of 444.6 hectares.

Copper mineralization was first recognized on the property in the early 1960s. From the 1960s to 1998 the property has been explored by four exploration companies, namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. and Gruponer Concagua S.A

A total of 117 drillholes totalling over 20,000 metres have been drilled on the property between 1964 and 1996 including 11,831 metres of diamond drilling in 57 drillholes and 8,371 m of reverse circulation drilling in 60 drillholes.  Mineralization is hosted by both Carboniferous sediments and Permo-Triassic granitic and dacitic, porphyritic intrusives.  Both low and high-grade hypogene copper mineralization is dominated by chalcopyrite.  Superimposed on the hypogene mineralization is a supergene enriched zone, which comprises chalcocite, digenite and covellite, an oxide zone dominated by malachite and chrysocolla, and a poorly developed leached cap.

Resources

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral

This section uses the terms "measured" and "indicated mineral resources."  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The relevant historic Measured and Indicated Mineral Resource estimate at a 0.3% Cu cutoff grade for the San Jorge property is 255 million tonnes at 0.44% Cu and 0.20 g/t Au as defined by National Instrument 43-101.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms "Inferred Resources." The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The relevant historic Inferred Mineral Resource estimate at a 0.3% Cu cutoff grade for the San Jorge property is 29 million tonnes at 0.37% Cu and 0.15 g/t Au as defined by National Instrument 43-101.

The San Jorge Property, is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Vizcachitas  Property, Chile

Acquisition

On October 29, 2003 the Company entered into an agreement with General Minerals Corporation ("GMC") to purchase 100% of GMC's 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system. The collective group of concessions cover approximately 4,400 hectare and are located in central Chile. The terms of the agreement are that the Company will acquire from GMC all of the issued and outstanding shares of Vizcachitas Ltd., and the transfer of one share of Compania Minera Vizcachitas Holdings held in trust by GM Campana Ltd.  GMC's interest in the Vizcachitas property is held through the GMC's subsidiary, Compania Minera Vizcachitas Holdings, a corporation incorporated under the laws of Chile, which in turn is owned by Vizcachitas Ltd. and GM Campana Ltd. both corporations incorporated under the laws of the Bahamas, which in turn are owned by GMC.  The terms of the agreement are that the Company shall issue to GMC 500,000 common shares in the capital of the Company together with a common share purchase warrant entitling GMC to acquire, from time to time, up to 500,000 common shares of the Company at $3.20 per share for a period of four years.

In the event the combined value of the 500,000 shares and the share purchase warrant does not exceed $5.0 million during a 48month period from the closing of the purchase the Company will pay to GMC the difference between their combined value at the end of the 48 month period.  Should the Company not fulfill the payment obligation at that time then all of the rights, title and interests in the property will be returned to GMC.

Property Information

The Vizcachitas Property, located 80 km northeast of Santiago, Chile hosts Andean type porphyry copper deposit that contains a very large quantity of supergene and hypogene copper mineralization.

Previous work by GMC has included 18,300 metres of diamond drilling in 67 holes, geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies and environmental base line studies.  In 1998 a positive pre-feasibility study was completed by Kilborn International for GMC.

The Vizcachitas property, is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Regalito Property, Chile

Acquisition

On October 20, 2003 the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra wherein the Company was granted the exclusive option to acquire 100% of the Regalito property.  Located in Chile the property consists of 4158 hectares.  To acquire the property the Company shall make payments totalling $900,000 over an 8 year period and take responsibility for concession maintenance payments.  The Company has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, the Company will pay a minimum of $200,000 in respect of the payments described above for that year.  After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, the Company will pay $200,000 per year until commercial production commences.  After commercial production commences, the Company will pay a NSR of between 1 and 3% depending on the price of copper. The Company will be entitled to recover a portion of its payments above as an offset against the NSR.

Property Information

The Regalito Property is located in the 3rd region of Chile and hosts a large Andean type "porphyry copper" deposit that contains a significant amount of supergene and oxide copper mineralization.  Copper mineralization was first recognized on the property in the early 1980's. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, Niugini Mining and BHP.  A total of 6,717 metres of reverse circulation and diamond drilling in 65 holes have been completed on the property.

The Regalito Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Redstone Property, Northwest Territories

Acquisition

Pursuant to an agreement dated effective September 24, 2002, the Company, through CRS, acquired a 100% interest in the Redstone Property from Redstone Resources, Inc. ("Redstone") a company controlled by Newmont Mining Corporation.  Pursuant to the terms of the purchase agreement the Company has agreed to pay an aggregate sum of US$500,000.  The Company has paid US$200,000 and has agreed to pay US$300,000 on or before March 24, 2004.

In addition, the Company granted to Redstone a NSR to be calculated monthly as follows:

NSR %	Average Price of Copper(1)
3%	If less than or equal to US$0.75 per pound
3.5%	If greater than US$0.75 and less than or equal to US$1.00 per pound
4%	If greater than US$1.00 per Pound

Note:

(1)

means the average of the New York Commodities Exchange final daily spot Prices for Copper reported for the calendar month of production.

As security for the instalment payments the Company's wholly owned subsidiary, CRS granted in favour of Redstone a debenture for the principal sum of US$400,000 which debenture charges all of the Redstone Property.

 Property Information

The following is a description of the Redstone property. This description is taken from a report of the Redstone Property dated March 2003 prepared by A.W. Gourlay P.Geol., F.G.A.C. of Vancouver, British Columbia, Canada.

The Redstone copper deposit is located 290 kilometres south of Norman Wells   in the Nahanni Mining District, Northwest Territories. The property comprises  5 Mining Leases totalling 5,661.75 hectares (13,990 acres) owned by Lumina Copper Corp. The copper occurrences, which now constitute the property, were discovered by regional prospecting during 1961. In 1963, a program of detailed geological mapping and a drill program totalling 1,619 metres (5,312 ft.) in 18 diamond drill holes was completed.  At that time the importance of these "red-bed copper" deposits and their similarity to the Rhodesian Copper Belt were recognized by the late Dr. J.A. Coates.  Twenty seven drill holes totalling 5,283 metres (17,332 ft.) were completed in 1964.  In 1970 the property was optioned to Cerro Mining Company of Canada Limited.

During 1971 Cerro drilled three diamond drill holes totalling 1,375 metres (4,512 ft.). Shell Canada Resources Limited ("Shell") optioned the property in 1975 and in 1976 completed five diamond drill holes for a total of 4,052 metres (13,296 ft.) of drilling in the central and northern parts of the property. This was followed by an additional 3,200 metres (10,499 ft.) of drilling in three holes during 1977.

As security for the instalment payments the Company's wholly owned subsidiary CRS granted in favour of Redstone a debenture for the principal sum of US$400,000 which debenture charges all of the Redstone Property.

Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms "Inferred Resources." The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The exploration completed to date has identified an Inferred Resource of 33.6 million tonnes grading 3.92% copper and 9 g/t silver using a copper cut off grade of 2.5%, as defined by National Instrument 43-101.

The Redstone property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

The Pashpap Property, Peru

In July 2003 the Company acquired, by staking, the Pashpap Property.

Property Information

The Pashpap Property, consisting of 8 mining concessions (6,240 Hectares) is located in Ancash department of northern Peru.  The Pashpap property contains an Andean type "porphyry copper" hydrothermal system that has at least five pro- phyry centres and a skarn zone.  Copper mineralization was first recognised on the Pashpap property in 1914.  Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda.  A total of 16,245 metres of diamond drilling in 88 holes have been completed on the property.

The Pashpap Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Casino Property, Yukon Territory

Acquisition

Pursuant to an agreement dated July 15, 2002 between the Company, through its wholly owned subsidiary CRS, and Great Basin Gold Ltd. ("Great Basin"), the Company acquired an option to purchase a 100%

 interest in 161 mineral claims in west-central Yukon, Canada known as the Casino Property.  The option may be exercised by the Company at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin in the form of cash or shares of the Company.  For this purpose, the shares of the Company will be valued based on the 20 consecutive trading-day weighted average trading price of such shares for the 20 day period ending four days prior to the delivery of the notice of exercise of the option by the Company to Great Basin.

To maintain the option in good standing the Company issued on May 23, 2003 to Great Basin 100,000 shares and 100,000 warrants (each warrant entitling Great Basin to purchase one additional share of the Company for a period of two years, at $.80 per share.  In addition to the warrants noted above, the Company must issue a further warrant to permit Great Basin to buy 100,000 shares of the Company for a period of two years at a price being the maximum discount permitted by the Exchange to the closing price of the Company' shares on the Exchange on each of the next two year anniversary dates from May 23, 2003 up to a maximum total of warrants to purchase 300,000 shares of the Company.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin the additional sum of $1,000,000.  Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro & Associates (1982) Ltd ("Archer Cathro") and a claim purchase agreement with Wildrose Resources Ltd ("Wildrose").  The royalties and encumbrances are as follows:

  A 5% NPI in favour of Archer Cathro on 83 of the minerals claims (the "Casino A Claims") which royalty expires on March 25, 2005 as to 35 claims, March 25, 2006 as to 30 claims, March 25, 2007 as to 11 claims and March 25, 2009 as to 7 claims; and

  A 5% NPI in favour of Archer Cathro on 55 of the mineral claims (the "Casino B Claims") which royalty expires on March 25, 2005 as to 14 claims, March 25, 2006 as to 17 claims and March 25, 2007 as to 24 claims.

In addition the Casino B Claims are subject to an agreement between Great Basin and Wildrose whereby Wildrose has agreed to pay the annual filing fees and assessment payments being a total of $13,800 in annual assessment fees and $690.00 in recording fees on the Casino A and B claims in order to maintain them in good standing.  In return Wildrose has the right to acquire the Casino B Claims for $1 each subject to Great Basin reserving a 10% NPI in the Casino B claims.

Property Information

The following is a description of the Casino Property.  This description is taken from a report on the Casino Property dated January 2003 prepared by C.M. Rebagliati P. Eng. of Rebagliati Geological Consulting Ltd. of Vancouver, BC, Canada, and Ross Banner P.Eng. of RH Banner Ltd. of North Vancouver, BC. Canada.

The Casino porphyry copper-gold-molybdenum deposit is located 300 km northwest of Whitehorse in the west central Yukon.  Porphyry copper mineralization was first recognized at Casino in 1967.  From 1967-1990 various companies drilled 57 core holes (12,294 metres) and 33 reverse circulation holes (5,188 metres).  In 1991 Archer, Cathro acquired the property and completed a 21-hole HQ diamond-drilling program.  In 1992 Pacific Sentinel Gold Corp. acquired the property from Archer Cathro and commenced a major exploration program.  From 1992 until 1995 work included surface soil sampling, trenching investigations, 236 HQ and NQ diamond drill holes totalling 73,084 metres, comprehensive metallurgical investigations, environmental studies and socio economic activities culminating in a project scoping study. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms "measured" and "indicated mineral resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves

The exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Material	Tonnes (Million)(Mt)	Gold	Copper	Moly	Cu Eq
		g/t	%	%	%
Supergene Oxide(2)	36	0.32	0.36	0.02	0.63
Supergene Sulphide(2)	103	0.32	0.35	0.03	0.65
Hypogene(2)	323	0.28	0.26	0.02	0.51

(1)

The copper cut off grade was 0.20% copper.

(2)

Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$.80 a pound for copper and US$350 per ounce for gold.

The Casino Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Taca Taca Property, Argentina

Acquisition

In August 2003 the Company, through its wholly owned subsidiary CRS, obtained from Corriente Resources Ltd. of Vancouver British Columbia, Canada the right to acquire all of the issued and outstanding shares in the capital of Corriente Argentina Inc. for the following consideration:

1.

US$25,000 (which sum has been paid);

2.

US$25,000 and 100,000 shares of the Company on October 7, 2003;

3.

100,000 shares of the Company on October 7, 2004;

4.

100,000 shares of the Company on October 7, 2005;

5.

US$100,000 on October 7, 2006; and

6.

US$1,000,000 on October 7, 2007.

In the event the Company does not make a required payment or share issuance it has agreed it will transfer back to Corriente Resources Ltd. all of the shares of Corriente Argentina Inc. and the Company will have no further obligations with respect to any further payments or share issuances.

Corriente Argentina Inc. is the owner of all of the issued and outstanding shares in the capital of Corriente Argentina S.A. which in turn is the owner of the Taca Taca Lower Property which consists of thirteen (13) mining concessions (2,546 hectares) which property is located in Salta Province, Northwestern Argentina. In addition the Taca Taca property is subject to a royalty of 1.5% of NSR in favour of eight individuals.

Property Information

The following is a description of the Taca Taca Property.  This description is taken from a report on the Taca Taca Property dated May 27, 2003 prepared by Steven Blower, P.Geo. AMEC (Peru) S.A ("AMEC").

The Taca Taca Property, consisting of 13 mining concessions (2546 Hectares), is located in the Puna (altiplano) region of northwest Argentina, in western Salta province.  It is approximately 230 km due west of the city of Salta and 55 km east of the Chilean border.  The Taca Taca Property contains a large Andean type "porphyry copper" hydrothermal system that has generated a significant amount of supergene and hypogene copper, molybdenum and gold mineralization.  The supergene zone is typically 20 m to 60 m thick and consists of chalcocite and covellite coatings on hypogene chalcopyrite and pyrite. Copper mineralisation was first recognized on the Taca Taca Property in the 1960's. Subsequently the property has undergone a number of exploration campaigns by the following companies: Falconbridge, Gencor, BHP Minerals, Corriente and Río Tinto. A total of 24,033 metres of reverse circulation and diamond drilling in 156 holes have been completed on the property.

Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms "Inferred Resources." The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The exploration completed to date has identified the following for an Inferred Mineral Resource, as defined by National Instrument 43-101:

Class	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)	Grade Cu Eq (%)
Inferred(1)	106	0.66	0.13	0.74

(1)

The copper cut off grade was 0.40% copper

(2)

Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$.80 a pound for copper and US$350 per ounce for gold.

The Taca Taca Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature

Hushamu Property, British Columbia

Acquisition

Pursuant to a share purchase agreement dated August 21, 2002, the Company, through its wholly owned subsidiary, CRS, acquired from iTech Capital Corp. (formerly Jordex Resources Ltd.) 100%

of the issued and outstanding shares of Moraga Resources Corp., which in turn owns the Hushamu Property.  The purchase price of the shares of Moraga Resources Corp. was $110,000, which has been paid.

In addition the Company has agreed to pay the sum of $1,000,000 sixty days after a decision is made to proceed with commercial development of the Hushamu Property.  The Hushamu Property is subject to a NPI in the amount of 10% in favour of BHP Billiton Diamonds Inc.

Property Information

The following is a description of the Hushamu Property.  This description is taken from a Resource Estimate Report of the Hushamu Copper-Gold Deposit dated December 31, 2002, as amended February 28, 2003, prepared by G.H. Giroux, P.Eng., MASc. of Giroux Consultants Ltd. of Vancouver, British Columbia and David J. Pawliuk, P.Geo. of Nanoose Geoservices of Nanoose Bay, British Columbia.

The Hushamu Property is located on northern Vancouver Island about 25 km west of Port Hardy and 360 km northwest of Vancouver, British Columbia. The property consists of 144 mineral claims within the Nanaimo mining division.  The Hushamu Property is situated about 29 km from the reclaimed BHP Island Copper Mine.

Porphyry copper-gold-molybdenum mineralization occurs within altered Bonanza Formation rocks at the Hushamu deposit.  The northern part of the Hushamu copper-gold deposit has characteristics of a deep seated porphyry copper-gold occurrence, and the southern part of the Hushamu deposit area has characteristics of a shallow, advanced argillic, epithermal occurrence. Multiple episodes of brecciation, alteration and mineralization have occurred.  Pyrite is the main sulphide mineral within the Hushamu deposit area.  Chalcopyrite is the main copper mineral with lesser amounts of hypogene bornite, chalcocite and covellite.

Resources

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms "measured" and "indicated mineral resources." The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves

The exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Class	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)	Grade Cu Eq (%)
Measured	14.0	0.37	0.411
Indicated	49.7	0.37	0.411
Measured + Indicated(1)	63.7	0.37	0.411	0.63

(1)

The copper cut off grade was 0.30% copper

(2)

Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$.80 a pound for copper and US$350 per ounce for gold.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms "Inferred Resources." The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of the Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The exploration completed to date has identified the following for Inferred Resource, as defined by National Instrument 43-101:

Class	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)	Grade Cu Eq (%)
Inferred(1)	18.2	0.35	0.48	0.66

(1)

The copper cut off grade was 0.30% copper

(2)

Calculation of Copper equivalent was based on the following formula:

Copper Equivalent equals Cu(%) + Au(g/t)x(11.25/17.64) using metal prices of US$.80 a pound for copper and US$350 per ounce for gold.

The Hushamu Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 provides the operating and financial review of both the Company and CRS.

This discussion should be read in conjunction with the audited financial statements of the Company and CRS and related notes included therein.

All statements other than statements of historical facts included in this Form 20-F, including, without limitation, the statements under "Operating and Financial Review and Prospects," "Information on the Company," and "Property, Plant and Equipment" and located elsewhere herein regarding industry prospects and the Company's and CRS' financial positions are forward-looking statements.  Although both the Company and CRS believe that the expectations reflected in such forward-looking statements are reasonable, neither can give any assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from either the Company's or CRS' expectations ("Cautionary Statements") are disclosed in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this Form 20-F under "Item 3(D) - Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Company or CRS or persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

A.

Operating Results

Operating Results of the Company

United States Generally Accepted Accounting Principles

Nine Months Ended September  30, 2003 ("Interim 2003") compared to September 30, 2002 ("Interim 2002").

No comparisons can be made for Interim 2002 to Interim 2003 as CRS, being the accounting parent under the reverse takeover with the Company, did not carry on any operations during Interim 2002.

Comparison of Canadian GAAP and United States GAAP for Interim 2003 and 2002.

Under Canadian GAAP, it is appropriate to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or CRS is unlikely to pursue exploration activities on the property.  Under US GAAP, mineral property exploration costs are expensed until it can be proven that economically viable reserves are present on the property and CRS has the ability and intention to pursue exploitation of these reserves.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP

The company has determined that under Canadian GAAP it is not required to account for its contract based mining assets as intangible assets and therefore continues to account for them as tangible assets.  Although the company believes its accounting policy for contract based mining assets in appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be tangible assets.

This alternative interpretation would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral interests such as those owned by the company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the company, a reasonable estimate of this amortization period would be from 5 to 11 years.

It is possible that the CICA may provide additional guidance in the future that would serve to clarify and/or alter the present guidance available.  Such future guidance (if provided) may result in changes to the company's current method of accounting for its contract based mining assets.  Unless such alternative guidance is provided, the company expects to continue accounting for these assets as tangible assets.

Under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Corporation are treated as intangible assets.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

For exploration stage mineral interests the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the corporation expects to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests.  Residual values are determined for each individual property.

Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at September 30, 2003 would have been reduced from $6,001,380 to $5,581,417 as a result of mineral interests amortized and mineral exploration costs expensed, under U.S. GAAP, of $136,772 and $283,191 respectively. In addition, the expenses and net loss in the consolidated statement of operations for the 9 months ended September 30, 2003 would have increased from a loss of $488,187 under Canadian GAAP to a loss of $870,275 under U.S. GAAP as a result of mineral interest amortization of $98,897 and mineral exploration expenses of $283,191.

 Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001.

The Company's expenses for the year ended December 31, 2002 were $65,928 compared to $58,417 for the year ended December 31, 2001 as a result of an increase in accounting and audit fees and transfer agent fees of $2,421 and $2,668 respectively.

The Company incurred a net loss of $54,628 for the year ended December 31, 2002 compared to $37,053 for the year ended December 31, 2001.  This increased loss of $17,575 is a result of an increase in accounting, audit fees and transfer agent fees of $2,421 and $2,668 respectively as well as a reduction of $10,064 in interest income in fiscal year 2002.  The Company did not have any other income in fiscal 2002 and 2001.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations.

There are no material differences between Canadian GAAP and United States GAAP for this period.

Fiscal year ended December 31, 2001 compared to the fiscal period ended December 31, 2000.

The Company's expenses for the year ended December 31, 2001 were $58,417 as compared to $22,839 for the fiscal period ended December 31, 2000 (being from the date of the Company's inception on March 3, 2000).  The increase was due to primarily to the payment of $36,000 in office expenses paid in the year ended December 31, 2001 (compared to nil in the period ended December 31, 2000).

The Company incurred a net loss of $37,053 for the year ended December 31, 2001, compared to a net loss of $8,837 for the period ended December 31, 2000.

The Company had interest income of $21,364 in the year ended December 31, 2001 and interest income of $14,002 in the period ended December 31, 2000.  The Company did not have any other income in the year ended December 31, 2001 and period ended December 31, 2000.

Comparison of Canadian GAAP and US GAAP as applicable to the Company's operations.

Under Canadian GAAP, the issuance of stock options to directors does not require any pro-forma fair value disclosure in the Company's financial statements unless the options were issued subsequent to December 31, 2001. Under US GAAP, the issuance of such options necessitates pro forma disclosure of the fair value effects of the issuance of these options on net loss and net loss per common share.  The pro forma expense recorded in the pro forma disclosure is calculated based on the fair value of the options issued to these directors using the Black-Scholes option pricing model.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk free interest rates of 5.95%; dividend yield of nil; volatility factor of the expected market price of the Company's common stock of 105% and a weighted average expected life of the option of 5 years.

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Accordingly for the period ending December 31, 2000 the Company's pro forma SFAS 123 Compensation Expense under US GAAP was $91,440 and the pro forma net loss per common share (basic and diluted) was $0.02.

In addition, US GAAP requires that operational costs assumed on the company's behalf and at no cost to the company be most appropriately recognized as capital contributions.  There are no similar requirements under Canadian GAAP.  During the period ended December 31, 2000, there were $30,000 in such expenses relating to office services assumed on the company's behalf.

Operating Results of CRS

United States Generally Accepted Accounting Principles

See Note 10 to the consolidated financial statements of CRS for a comparison of Canadian GAAP and US GAAP as applicable to CRS's operations.  Under US GAAP, it is appropriate that all mineral property acquisition costs be accounted for as intangible assets and amortized, and exploration expenditures be expensed in the year incurred in an exploration stage company.

Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001.

As CRS was incorporated on October 3, 2001 and did not commence operations until 2002, no year to year comparisons can be made.  Its expenses for the year ended December 31, 2002 were $3,356,101, consisting mainly of a stock-based compensation expense of $3,325,067 related to the issuance of units during 2002 and professional fees of $26,248 relating to due diligence and technical analysis of its mineral properties.  CRS incurred a net loss of $3,356,101 for this year.  In 2002, CRS incurred $1,018,653 in property acquisition costs in acquiring the Redstone and Hushamu mineral properties, entering into an option agreement to acquire the Casino Property, and a deposit on the Taca Taca Property.  CRS did not incur any mineral exploration costs during fiscal 2002.

Comparison of Canadian GAAP and US GAAP as applicable to CRS's operations.

Under Canadian GAAP, it is appropriate to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or CRS is unlikely to pursue exploration activities on the property.  Under US GAAP, mineral property exploration costs are expensed until it can be proven that economically viable reserves are present on the property and CRS has the ability and intention to pursue exploitation of these reserves.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. As disclosed above, the Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

Under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Corporation are treated as intangible assets.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

For exploration stage mineral interests the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the corporation expects to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be from 5 to 11 years.

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests.  Residual values are determined for each individual property.

Had CRS followed US GAAP, the assets of CRS in CRS' Consolidated Balance Sheet for the year ended December 31, 2002 would have been reduced from $3,960,836 to $3,922,961 as a result of the amortization of mineral interests under US GAAP in the amount of $37,875. In addition the expenses and net loss of CRS in its Consolidated Statement of Operations for the year ended December 31, 2002 would have increased from a loss of $3,356,101 under Canadian GAAP to a loss of $3,393,976 as a result of the amortization of mineral interests under US GAAP in the amount of $37,875.

B.  Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, virtually all funding for the Company's business and ongoing operations has come from common share issuances.  During the year ended December 31, 2000, the Company raised net proceeds of $650,771 in equity.  No further funds were raised until 2002 when the Company raised $10,050 by the exercise of warrants.

The Company's cash position (including temporary investments) at December 31, 2002 was $550,115 as compared to $606,617 at December 31, 2001, representing a 9% decrease.

The Company's net working capital position (current assets less current liabilities) decreased to $560,303 in the year ended December 31, 2002 from $604,881 in the year ended December 31, 2001 due primarily to a decrease in interest revenue from $21,364 in the year ended December 31, 2001 to $11,300 in the year ended December 31, 2002 and the increase of audit and filing fees.

In the year ended December 31, 2001, interest revenue provided sufficient cash to pay 36% of the operating overhead, leaving a loss of $37,053.  In the year ended December 31, 2002 interest revenue provided sufficient cash to pay 17% of the operating overhead, leaving a loss of $54,628.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company's Liquidity and Capital Resources

The difference between the Canadian and U.S. bases that affects the Company's financial statements with regard to liquidity and capital resources is the disclosure employed for certain stock options issued to directors in 2000 and the assumption of office service costs on the company's behalf.

The effects of these items on the financial statements are discussed on page 38.

Liquidity and Capital Resources of CRS

In management's view, given the nature of CRS's operation, which consists of exploration and evaluation of mining properties, the most meaningful financial information relates primarily to current liquidity and solvency. CRS's financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing the properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by CRS is largely dependent upon factors beyond its control such as the market value of the metals produced.

CRS's historical capital needs have been met by equity subscriptions.  CRS does not expect to receive income from any of its properties in the foreseeable future.  CRS does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

As at the year ending December 31, 2002, CRS had working capital of $2,423,200.

In November 2002, CRS completed an initial private placement of 5,060,000 units for cash of $0.01 per unit for gross proceeds of $50,600.  For accounting purposes, the company has recorded the issuance of these units at their fair value of $0.75 per unit.  The difference between the fair value of $0.75 per unit and the cash received of $0.01 per unit has been recorded as current or deferred stock-based compensation expense.  Each unit is comprised of one common share and one half share purchase warrant, with each full share purchase warrant entitling the holder to purchase one additional share at $1.50 per share at any time during the two year period commencing from the date CRS either gained a listing of its shares on a stock exchange or inter-dealer trading system or was acquired by a company listed on a stock exchange or inter-dealer trading system.  In December 2002 CRS undertook a second private placement of 3,015,000 units at a price of $1.00 per unit for gross proceeds of $3,015,000. Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional share at $1.50 per share at any time during the two year period commencing from the date CRS either gained a listing of its shares on a stock exchange or inter-dealer trading system or was acquired by a company listed on a stock exchange or inter-dealer trading system.  By December 31, 2002 CRS received cash proceeds of $2,415,000 and the balance of $600,000 was received in early January 2003. CRS issued 112,500 units as a finder's fee for the second private placement.

The funds raised by way of the two private placements were used to make acquisition payments on CRS' properties, a reserve for further exploration on CRS' Redstone Property, further acquisitions and for working capital purposes.

As of December 31, 2002 CRS had property purchase obligations arising from the acquisitions of the Hushuma and Redstone properties totalling $681,040.  Of this amount $207,760 is due in the fiscal year ending December 31, 2003 and the balance in the fiscal year ending December 31, 2003. CRS has sufficient funds from its working capital to satisfy these obligations.

Comparison of Canadian GAAP and United States GAAP as applicable to CRS's Liquidity and Capital Resources.

See discussion of differences on page 39.  None of the differences noted affect the liquidity and capital resources of CRS.

The Company is in the acquisition and exploration stage on its mineral properties and therefore has no regular cash flow. In the short term, the Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its future acquisition costs and planned exploration expenditures will be met from the Company's working capital.  The Company has property payment and exploration commitments of $1,188,950 in 2004 and 2005.  In the event the Company will require additional capital in order to finance further acquisitions and undertake exploration of mineral properties or for general and administrative expenses it will have to depend on raising funds by the issuance of shares.  Due to the general uncertainties of the financial markets, the Company cannot guarantee that it will be successful in raising any additional funds required.

As at February 29, 2004 the Company had working capital in the amount of $10,040,981.  The Company expects that these funds will be expended as follows:

Description	Amount ($)
Acquisition payments on the Redstone Property for 2004	390,000
Acquisition payments on the El Galeno Property for 2004 and 2005	520,000
Acquisition payments on the Regalito Property for 200 4 and 200 5	30,000
Exploration costs on the Regalito Property	510,000
Management Fees for the next 24 months	457,900
Overhead Costs for the next 24 months	840,000
Reserve for future exploration programs	3,000,000
Reserve for acquisition costs of new properties	1,000,000
Unallocated Working Capital	3,293,081
TOTAL	$10,040,981

In the long term, the Company's financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing the mineral properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty.  The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced, mining regulations in Canada and other foreign countries and foreign exchange rates.

None of the Company's mineral properties currently have reserves and the Company has not begun any exploration for minerals on its mineral properties.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties, deferred explorations and assets held for sale.  The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral properties and deferred exploration are critical accounting policies that affect judgments and estimates used in the preparation of the Company's financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles.  The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company's properties.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets.  Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venture decisions and developments, market prices of minerals, the Company's plans and intentions with respect to is assets and other industry and competitor developments.

The Company has not yet begun exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company's control, such as the market value of minerals recovered.

The Company believes it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable, and that economically recoverable reserves will be discovered.

While the Company believes that economically recoverable reserves will be identified, and that the value of the assets held for sale will be recovered, there is no assurance that this will occur.  Failure to discover economically recoverable reserves will require the Company to write-offs costs capitalized to date.

Recent accounting pronouncements

Asset retirement obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations."  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.  This is substantially consistent with the CICA Handbook Section 3110, "Asset Retirement Obligations," which is effective for fiscal periods beginning on or after January 1, 2004.

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after August 1, 2003.  Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis.  To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP.  The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged.  The key aspects of Handbook Section 3475 are as follows:

  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  a long-lived asset can only be classified as held for sale if certain criteria are met;

  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  discontinued operations are defined more broadly than previously.  They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  the income statement display of discontinued operations is unchanged from previous display; and

  various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Stock-based compensation

In December 2002, the FASB issued SFAS No.148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No.123" (FAS 148).  The statement amends SFAS 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the Company beginning with the Company's quarter ended March 31, 2003.  The Company has no current intention to change its policy of accounting for stock-based compensation.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for "Accounting for Severance and Termination Benefits," which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement.  The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003.  This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146").  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity's commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring)."  The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  The Company does not have any variable interest entities which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivatives Instruments and Hedging Activities."  SFAS 149 amends and clarifies accounting for

SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities."  In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments."

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.  CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003.  The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on January 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

Liabilities and equity

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."  The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The Company will adopt the provisions of the Statement on October 1, 2003.  The Company is currently assessing the impact of the new standard.

C. Research and Development

Not applicable

D. Trend of Information

Not applicable

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of Contractual Obligations

The following table provides as of December 31, 2002 the known long term obligations and commitments of CRS:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Purchase Obligations Hushuma property Redstone property	$681,040 $ 50,000 $631,040	$207,760 $ 50,000 $157,760	$473,280 Nil $473,280	Nil Nil Nil	Nil Nil Nil
Other Long-term Obligations	Nil	Nil	Nil	Nil	Nil
Total	$681,040	$207,760	$473,280	Nil	Nil

CRS believes it is well placed to satisfy its short term and long term obligations and commitments from the Company's working capital at February 29, 2004 of $10,040,981.

No table is provided for the Company as it had no long term contractual obligations as of December 31, 2002.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information as of March 15, 2004 about the Company's current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Anthony Floyd	53	President and Director	Inca Pacific Resources Inc.	President and Director
Robert Pirooz	39	Vice President, Secretary and Director	Pan American Silver Corp.	Vice President of Legal Affairs
Ross Beaty	52	Director	Pan American Silver Corp.	Chairman of the Board and Chief Executive Officer
Aziz Shariff	54	Director	Intergulf Resources Corp.	Director
John Wright	51	Director	Pan American Silver Corp.	Director
David Strang	36	Vice-President	NIL	NA

Robert Pirooz, Vice-President, Secretary and Director

Mr. Pirooz is currently the Vice-President of Legal Affairs of Pan American Silver Corp. (TSX; NASDAQ).  Mr. Pirooz studied commerce at Dalhousie University and received a law degree from the University of British Columbia in 1989.  Mr. Pirooz practised law in Vancouver and Victoria, British Columbia from May 1990 to February 1998 primarily in the areas of corporate and commercial and securities law.  Mr. Pirooz served as General Counsel, Vice-President and Secretary of Pan American Silver Corp. from April 1998 to October 2000 and from October 2000 to December 2002 was General Counsel and Vice President of the BCR Group of Companies.  Mr. Pirooz is currently a lawyer and business consultant providing services through Iris Consulting Ltd and Mirador Law Corp. to Pan American Silver Corp. and a limited number of corporate clients; none of which other than Pan American Silver Corp. are in the mining industry. Mr. Pirooz will devote approximately 50% of his professional time to the Company's operations.

Anthony Floyd, President and Director

Mr. Floyd has been the President and Director of Inca Pacific Resources Inc. since April 1994. In addition Mr. Floyd was a Director of Grayd Resources Inc. from January 2001 to September 2002.  Mr. Floyd graduated with a Bachelor of Science in Geology (Honours) from the University of Nottingham in England, and in 1972 received a Masters of Science in Mineral Exploration from the University of Leicester in England.  In 1992, Mr. Floyd obtained a P. Geo from the Association of Professional Engineers & Geoscientists of British Columbia. Mr. Floyd will devote approximately 50% of his professional time to the Company's operations.

Ross Beaty, Director

Mr. Beaty is currently the Chairman of the Board and Chief Executive Officer of Pan American Silver Corp. (TSX; NASDAQ).  Mr. Beaty was also the Chairman and Chief Executive Officer of Equinox Resources Ltd. from May 1985 to April 1994 and Da Capo Resources Ltd. from April 1994 to September 1996.  Mr. Beaty graduated from the University of British Columbia with Bachelor of Science in Geology in 1974 and a Masters of Science in Geology from the University of London in 1975.  In addition Mr. Beaty received a law degree from the University of British Columbia in 1979.  Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining and Metallurgy.  In 1997, Mr. Beaty obtained a P. Geo from the Association of Professional Engineers and Geoscientists of British Columbia.

Aziz Shariff, Director

Mr. Shariff was the Chief Executive Officer, President, Director and a Promoter of the Company from March 8, 2000 to May 23, 2003.  Mr. Shariff continues as a director of the Company. Mr Shariff is an independent investor and institutional fundraiser operating through a number of corporations and offices in the United States, Canada and Dubai, Middle East.  He is the President of Trimark Trading, an international institution in Dubai, Middle East.  From 1989 to 1996 Mr. Shariff was a Director of the Hunter Dickinson Group of Companies, and Hunter Dickinson Inc., a Canadian company that operates publicly traded mineral exploration and mine development companies around the world.  Since 1996 he has served as an advisor to the Dickinson Group of Companies, and Hunter Dickinson Inc.  Mr. Shariff is qualified as a Member of the Institute of Chartered Accountants in England and Wales.

John Wright, Director

 Mr. Wright is a metallurgical engineer with degrees from Queen's University, Canada.  He worked in the Canadian mining industry from 1974 until 1988 primarily with Teck Corporation and Cominco Ltd.  In 1988 Mr. Wright joined Equinox Resources Ltd. as Chief Operating Officer until early 1994 when he co-founded Pan American Silver Corp. where he was President, and Chief Operating Officer until July 1st, 2003.  Mr. Wright remains a director of Pan American Silver Corp. Mr. Wright is a member of the Canadian Institute of Mining and Metallurgy.

David Strang, Vice-President

Mr. Strang has been the Vice President of Corporate Development since October 28, 2003.  Mr. Strang received his Bachelor of Science in Applied Earth Sciences from Stanford University in June 1991.  From September 1996 to June 1998 he was a Investment Analyst and Acquisitions Manager with Gold Fields of South Africa Limited. From November 1999 to October 2003 he was a senior associate and Manager with Standard & Poor's Corporate Value Consulting Group.

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B.  Executive Compensation

There are presently two Executive Officers of the Company namely, Anthony Floyd (President) and Robert Pirooz (Vice-President and Secretary).  "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Aziz Shariff, President and Chief Executive Officer(2)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 22,533 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Aly Alibhai, Chief Financial Officer (2)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(1) Nil 3,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:

(1)

22,533 stock options, each exercisable until March 5, 2005 at a price of $1.50 per share, were granted to Aly Alibhai subsequent to December 31, 2002.

(2)

Resigned on May 23, 2003.

(3)

These options were exercised on January 9, 2004.

Options and Stock Appreciation Rights (SARs)

No stock options were granted to the Executive Officers during the most recently completed financial year.

Until 2003 the Company did not maintain a formal plan under which stock options were granted.  In May, 2003 the Company implemented a "rolling" Stock Option Plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

1.

The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the Company's issued shares, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

On June 6, 2003 550,000 stock options were granted under the Stock Option Plan. On June 17, 2003 100,000 stock options were granted.  On October 17th 2003 90,000 stock options were cancelled and 150,000 stock options were granted. On December 15,2003 50,000 stock options were granted. See Item 6(e) for details of the stock options held by all of the Company's Directors and members of its administrative, supervisory and management bodies.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Value of Unexercised in-the-Money Options/SARs at December 31, 2002		Value of Unexercised in-the- Money Options/SARs at December 31,2002
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Aziz Shariff, President & Chief Executive Officer	Nil	Nil	Nil	Nil	N/A	Nil
Aly Alibhai, Chief Financial Officer	Nil	Nil	3,000	Nil	N/A	Nil

Notes:

(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company's directors have received any manner of compensation for services provided in their capacity as directors during the Company's most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company's securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C.  Board Practices

The Board of Directors of the Company is currently comprised of Anthony Floyd, Robert Pirooz, Ross Beaty, Aziz Shariff and John Wright.  Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then.  The Board of Directors currently has one committee; the Audit Committee.  The Audit Committee is comprised of Messrs. Pirooz, Shariff and Wright. This committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.  The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company's administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons' responsibilities following a change of control.

D.  Employees

The Company has one full time employee being David Strang, the Vice President of Corporate Development who is paid $8,666 per month plus benefits.  Two of the directors of the Company are geologists, namely Anthony Floyd and Ross Beaty. Commencing January 1, 2003 the President of the Company, Anthony Floyd, receives remuneration of $5,000 per month plus benefits, and the Vice-President and Secretary of the Company, Robert Pirooz, receives $5,416.66 per month plus benefits.

E.  Share Ownership

The following table lists as of March 15, 2004, the share ownership, including options and share purchase warrants of all of the Company's Directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Anthony Floyd	313,000	2.26%	200,000	200,000	$1.65 $1.50	June 8, 2008 May 23, 2005
Robert Pirooz	223,000	1.62%	200,000	200,000	$1.65 $1.50	June 8, 2008 May 23, 2005
Ross Beaty	4,032,526	29.24%	50,000	1,359,375(2)	$1.65 $1.50	June 8, 2008 May 23, 2005
Aziz Shariff	390,000	2.83%	22,533 50,000	90,000	$1.50 $1.65 $1.50	Mar. 5, 2005 June 8, 2008 Mar. 23,2005
John Wright	36,000.21%		50,000	25,000	$4.00 $1.50	Dec. 18, 2005 May 23, 2008
David Strang	NIL	N/A	150,000	NIL	$3.20	Oct. 17 2005

(1)

The percentage ownership is based on 13,793,184 shares outstanding as of March 15th, 2004.

(2)

Issued to Kestrel Holdings Inc., a private company controlled by Ross Beaty.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of March 15, 2004, to the best of the Company's knowledge, the following parties have ownership of 5% or greater of the Company's common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Ross Beaty	4,032,526	29.24%
Exploration Capital Partners 2000 Limited Partnership (1) and Global Resource Investments Ltd (2) acting in concert (3).	2,160,500	15.66%

Notes

(1)

a Nevada Limited Partnership with 91 limited partners none holding 10% or more of the limited partnership units. The General Partner is Resource Capital Investments Corporation. Arthur Richards Rule is the principal shareholder of the General Partner.

(2)

a Nevada Limited Partnership. All general and limited partnership units are owned by Rule Investments Inc. which in turn is owned by the Rule Family Trust. Arthur Richards Rule and Bonnie Rule are the Trustee and Grantors of the Rule Family Trust.

(3)

By virtue of the relationship between Arthur Richards Rule and both Exploration Capital Partners 2000 Limited Partnership and Global Resource Investments Ltd the parties are deemed under Canadian securities laws to be acting in concert.

As of May 27, 2003 the Company had 63 shareholders of record of which 5,428,151 shares were held by 30 shareholders of record resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B.  Related Party Transactions

The Company

Included in office services expenses for the year ended December 31, 2002 the Company paid $36,000 (2001-$36,000, 2000$nil) for rent and office services by a company that employed, Aly Alibhai, a former director of the Company. Included in accounts payable and accrued liabilities at December 31, 2002 is $Nil (2001- $3,000) owing to the same related company for such office services.

CRS

Ross Beaty, a director of CRS advanced to CRS in 2002 by way of a loan the sum of $267,223.  There are no specific terms of repayment for this amount, which was non-interest bearing and unsecured. The loan was repaid in April, 2003.

Item 8.  FINANCIAL INFORMATION

A.  Consolidated Statement and Other Financial Information

See Item 17 for Financial Statements of the Company and CRS. On May 23, 2003 the Company acquired all of the issued and outstanding common shares and share purchase warrants of CRS. As a result of the Acquisition CRS became a wholly owned subsidiary of the Company. As the Acquisition closed after the 2002 financial year ends of both the Company and CRS summary financial information is provided for both companies.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management's knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.  Significant Changes

Subsequent to the year ended December 31, 2002, the Company and CRS entered into the Securities Exchange Agreement, and the Company completed the Acquisition, consolidated its share capital on a ten old shares for one new share basis and changed its name to Lumina Copper Corp.

Item 9.  THE LISTING

A.  Listing Details and Markets

The Common Shares of the Company are listed on the Exchange under the symbol LUM.  The following table sets out the market price range of the Common Shares on the Exchange for each full quarterly period within each of the calendar years indicated:

Market Prices	High ($)	Low ($)	Trading Volume
Annual High and Low 2003 2002 2001 2000 (Sept.5/00 to Dec 31/00)	4.55 0.50 0.60 0.77	1.00 0.08 0.17 0.42	1,873,568 12,318 2,936 58,870

Quarterly High and Low

1st Quarter - 2003

2nd Quarter - 2003

3rd Quarter - 2003

4th Quarter - 2003

1st Quarter - 2002

2nd Quarter - 2002

3rd Quarter - 2002

4th Quarter - 2002

1st Quarter - 2001

2nd Quarter - 2001

3rd Quarter - 2001

4th Quarter - 2001

1st Quarter - 2000

2nd Quarter - 2000

3rd Quarter - 2000 <from Mar/00>

4th Quarter - 2000

	n/a 2.00 3.15 4.55 0.50 0.35 0.20 0.11 0.62 0.40 0.45 0.35 n/a n/a 0.77 0.73	n/a 1.85 1.50 3.00 0.25 0.22 0.08 0.11 0.45 0.40 0.30 0.17 n/a n/a 0.55 0.42	n/a 51,000 506,014 792,340 3,750 3,750 18,385 2,000 2,688 2,000 1,611 6,300 n/a n/a 152,450 3,235

Most Recent Six Months(1) February 2004 January 2004 December 2003 November 2003 October 2003 August 2003	6.70 4.10 4.41 4.55 4.00 1.80	3.50 3.50 3.80 4.10 3.00 1.45	985,647 361,900 365,964 320,659 400,581 154,000

Notes

(1)

the common shares of the Company were halted from trading from November 22, 2002 to May 28, 2003 pending the completion of the Acquisition.

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

The Form 20-F registration statement becomes automatically effective August 10, 2003, being 60 days from the date of the first filing of the Form 20-F being June 10, 2003.  As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Act including:

(1)

filing an annual report, on a Form 20-F, within 6 months after the end of the Company's fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and

(2)

filing periodic reports on Form 6-K, any "significant information" with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company's securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company is not be subject to the reporting obligations of the proxy rules of Section 14 of the Act nor the short-swing profit recovery provisions contained in Section 16 of the Act.

Item 10.  ADDITIONAL INFORMATION

A.   Share Capital

(1)

Authorized - 100,000,000 common shares without par value

(2)

Share capital has been issued as follows:

Issued:	Number of Common Shares/Units	Amount

Balance, March 3, 2000(1)	-	-
Issued for Cash: Shares to seed shareholders on March 31, 2000 Shares from initial public offering on September 5, 2000	6,280,000 1,340,000	498,000 201,000
Share issue costs	-	(48,229)

Balance, December 31, 2000 and December 31, 2001	7,620,000	650,771
Issued for Cash: Shares from exercise of warrants	67,000	10,050

Balance December 31, 2002	7,687,000	660,821

Issued Capital after share consolidation of 10 to 1	768,700	-

8,187,501 shares and 5,657,500 warrants issued to 34 shareholders of CRS (post-consolidated) on May 23 2003	8,187,501	6,550,000
Units issued pursuant to Private Placement (post-consolidated) on May 23, 2003 to 3 placees(2)	500,000	500,000
Share issue costs	-	(29,425)
Exercise of warrants	882,125	1,323,188
Exercise of warrants	210,000	315,000
Exercise of option	10,000	16,500
Shares issued for Taca Taca Property	100,000	310,000
Exercise of warrants issued for Casino Property	100,000	180,000
Shares issued for San Jorge Property	81,875	130,000
Exercise of warrants	31,250	46,875
Shares issued for Vizcachitas Property	500,000	1,600,000
Units issued pursuant to Private Placement (post-consolidated) on January 8, 2004 to 15 placees(3)	2,030,200	8,628,350
Exercise of option Exercise of warrants	75,535 241,000	124,629 180,000
Balance March 15, 2004	13,793,184	20,716,935

(1)

Date of incorporation of the Company.

(2)

Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $1.50 per share until May 23, 2005.

(3)

Each unit is comprised of one common share and ½ common share purchase warrant, with each whole share purchase warrant entitling the holder to purchase one additional common share at a price of $5.50 per share until January 8, 2006.

As of March 15, 2004 there are 353,250 common shares of the Company held in escrow pursuant to an escrow agreement dated March 31, 2000 between the Company, the Company's transfer agent Pacific Corporate Trust Company and certain of the Company's shareholders (the "Escrow Agreement").

As of March 15, 2004 2,846,250 of the 8,187,500 common shares issued by the Company to complete the Acquisition are held in escrow pursuant to the terms of a Value Security Escrow Agreement entered into among the Company, the Company's transfer agent, Pacific Corporate Trust Company and certain of those shareholders of the Company who either constituted "principals" of CRS as defined by Exchange Policies and those who originally paid $0.01 for shares in CRS (the "Value Security Escrow Agreement").

Both the Escrow Agreement and the Value Security Escrow Agreement provide that the shares may be voted by the holders prior to being released from escrow and  may be transferred within escrow, subject to Exchange approval.  The shares held by a shareholder who ceases to be a principal shall remain subject to the respective escrow provisions.

In accordance with the terms of the Escrow Agreement and the Value Security Escrow Agreement, so long as the Company is classified as a Tier 1 Issuer under Exchange Policies, the shares subject to escrow will be released from escrow as to 25% of the shares upon completion of the Qualifying Transaction (which shares were released from escrow on May 27, 2003), and 25% of the shares after each of the next three six month periods thereafter.

 (3)

Options

As of March 15, 2004, options to purchase a total of 747,533 common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date
March 5, 2000	22,533	$1.50	March 5, 2005
June 6, 2003	500,000	$1.65	June 8, 2008
August 8, 2033	25,000	$1.60	August 8, 2008
October 17, 2003	150,000	$3.20	October 17, 2008
December 18, 2003	50,000	$4.00	December 18, 2005

(4)

Share Purchase Warrants

As at March 15, 2004, the Company had the following share purchase warrants outstanding to purchase shares of the Company:

Number of Warrants Outstanding	Potential Number of Shares to be Issued	Exercisable Until	Exercise Price Per Share
4,418,125	4,418,125	May23, 2005	$1.50
300,000	300,000	May 23, 2005	$1.50
500,000	500,000	December 22, 2007	$3.20
1,015,100	1,015,100	January 8, 2006	$5.50

B.  Memorandum and Articles of Incorporation

(1) The Company's objects and purposes as set forth in the Company's Memorandum and Articles:

The Company's Memorandum and Articles are silent as to the Company's objects and purposes.

(2)  Matters relating to Directors of the Company:

(a)  Directors' power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 16.1 of the Company's Articles provide that: "A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved."

Part 16.2 of the Company's Articles provide that: "A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the (BC Act), no contract or transaction entered into by or on behalf of the Company in which a director is any way interested shall be liable to be voided by reason thereof."

Part 16.3 of the Company's Articles provide that: "Subject to compliance with the provisions of the (BC Act), a director or his firm may act in a professional capacity for the Company and he or his form shall be entitled to remuneration for professional services as if he were not a director."

Part 16.4 of the Company's Articles provide that: "A director may be or become a director or other officer or employee of, or otherwise interested in, any other corporation or firm, whether or not the Company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the (BC Act), such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation or firm."

(b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.2 of the Company's Articles provides that: "The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director.  The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance."

(c)  Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 9.1 of the Company's Articles provides that:  "The directors may from time to time authorize the Company to: (a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit; (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and (c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company, both present and future."

(d) The Company's Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement:

 (3)  Rights, preferences and restrictions attaching to each class of shares:

(a)  Dividend rights, including time limit after which dividend entitlement lapses:

Pursuant to Part 21 of the Company's Articles, the Company's shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors.  Neither the BC Act nor the Company's Articles provides for lapses in dividend entitlement.

(b)  Voting rights; staggered re-election intervals; cumulative voting:

Each of the Company's Common Shares entitles the holder to one vote at any annual or special meeting of shareholders.  Holders of the Company's Preferred Shares are not entitled to vote at such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the BC Act).  Directors of the Company may from time to time prior to issuance of Preferred Shares of a particular series, alter the Company's Memorandum to fix the number of Preferred Shares in and to determine the designation of the Preferred shares of, that series and alter the Articles to create, define and attach special rights and restrictions to the Preferred Shares, including, among other things, any voting rights or rights upon dissolution, liquidation or winding-up of the Company.

The Company's Articles provide for election of directors on a rotation basis.

The Company's shareholders do not have cumulative voting.

(c)  Rights to share in surplus in event of liquidation:

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the Company, in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Preferred Shares will be entitled to receive, before any distribution of any part of the assets of the Company among the holders of other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

(d)  Other:

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the directors and in compliance with the BC Act, purchase any of its shares at the price and upon the terms specified in such resolution.  If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

Holders of the Company's Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company's Common Shares.  Common shareholders have no liability as to further capital calls by the Company.  There are no provisions discriminating against any existing or prospective holder of the Company's Common Shares as a result of such shareholder owning a substantial number of the Company's Common Shares.  Holders of the Company's Common Shares do not have pre-emptive rights.

(4)  Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

(5)  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 9 of the Company's Articles indicate that annual general meetings shall be held in accordance with the requirements of BC Act, being within 15 months from the date of incorporation and thereafter once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting, at a place as the directors shall appoint.

Special Meetings

Part 9.2 of the Company's Articles state that "The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine."  An extraordinary general meeting may also be convened if requisitioned in accordance with the BC Act, by the directors or, if not convened by the directors, by the requisitionists as provided in the BC Act.

Part 9.3 of the Company's Articles provides that "A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the (BC Act), to members entitled to receive such notice from the Company.  No notice need be given of business that is not special business.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting."

(6)  Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn.$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn.$50,000,000 or with assets of between Cdn.$5,000,000 and Cdn.$50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn.$50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn.$184,000,000 (in 1999) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economical and cultural policies;

(g)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of  any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister).  On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7)  Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company's Memorandum or Articles.

(8)  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days of the date in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

(9)  Significant differences between law applicable to the Company and law of the United States.

See 8 above.

(10)  Conditions imposed by the Company's Memorandum and Articles that are more stringent than required by law.

None

C.  Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  See "Item 10(D) - Taxation."

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada".  The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

D.  Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion describes the material Canadian  federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United  States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold,  his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the  "ITA"), the  regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific  proposals (the "Tax  Proposals") to amend the ITA and Regulations announced by the Minister of Finance  (Canada)  prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)

the non-resident holder;

(b)

persons with  whom  the  non-resident  holder did not deal at arm's length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock.  This  discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions,  insurance companies, real estate investment trusts, regulated investment companies, broker-dealers,  non resident alien individuals or foreign corporations, or shareholders owning common stock representing 10% of the vote and value of the Company.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published  administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company's Common Stock are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S.  Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision  thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust  whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or  business  in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits ("E&P"), as calculated for U.S. federal income tax purposes.  Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S.  Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from "qualified foreign corporations" are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer's U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%.  A foreign corporation is a "qualified foreign corporation" with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a "foreign personal holding company," a "foreign investment company" or a "passive foreign investment company," as defined under the U.S federal income tax law.

To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares).  To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains or a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction  or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes.  Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances.  Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income.  The consequences of the separate limitations will depend on the nature and sources of each U.S.  Holder's income and the deductions appropriately allocated or apportioned thereto.  The availability of the foreign tax credit and the application  of the limitations on the credit are fact specific and holders and prospective holders of common stock  are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss  upon the sale of shares of common stock equal to the difference,  if any, between

(a)

the amount of cash plus the fair market value of any property received; and

(b)

the shareholder's tax basis in the  common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S.  Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital  loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against  capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC").  It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company.  If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC.  If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC.  The Company has not provided assurances that it has not been and does not expect to become a PFIC.  Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess  distributions" (defined to include  ain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common  shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends  properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup  withholding for failure to report interest and dividend payments.

E.  Documents on Display

The Documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

A.

Dividends and paying agents

N/A

B.

Statements by Experts

The financial statements for the last three fiscal years in the case of the Company and the consolidated financial statements for the last two fiscal years in the case of CRS included in this Form 20-F have been audited by Grant Thornton LLP as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.  Such firm's address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3.

This Form 20-F contains excerpts from mineral property reports written by David Pawliuk, Ross Banner, C.M. Rebagliati, Andrew Gourlay, Diane Nicolson and Steven Blower and each party has given their consent and authorization for the use of such excerpts from their respective reports in this Form 20-F.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.  Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company's operations are subject to currency transnational risk and currency transaction risk.  Regarding currency transnational risk, the operating results and financial position of the Company and Company's subsidiaries are reported in Canadian dollars in the Company's consolidated financial statements.  The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

In regards to transaction risk, the Company's functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar.  The Company incurs a relatively small portion of its expenses in U.S. dollars.  The Company's common shares are listed on the Exchange and are bought and sold in Canadian dollars.  The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments.  As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for copper/gold.  In the past copper/gold prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of and demand for copper/gold, market uncertainty and a variety of additional factors that are beyond the control of the Company.  The Company's mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of copper/gold.  As the Company is in the exploration phase, the above factors have had no material impact on operations or income.  No futures or forward contracts have been entered into by the Company.

PART II

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

Item 13.  DEFAULTS, DIVIDENTD ARREARAGES AND DELINQUENCIES

None

Item 14.  MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

PART III

Item 17.  FINANCIAL STATEMENTS

The consolidated financial statements of the Company and CRS have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

The audited financial statements of the Company included in this Form 20-F are in the prior name of the Company being "First Trimark Ventures Inc."

Auditors' Report dated February 7, 2003 (Except as to Note8(b) which is at March 19, 2003 and

Note 9 which is as at September 15, 2003)

Audited Consolidated Balance Sheets as of December 31, 2002 and 2001

Audited Consolidated Statements of Operation and Deficit for the Fiscal Periods Ended December 31, 2002, 2001 and 2000

Audited Consolidated Statement of Cash Flows for the Fiscal Periods Ended December 31, 2002, 2001 and 2000

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31, 2002, 2001 and 2000

Consolidated Balance Sheets for the nine months ended September 30, 2003 and 2002

Consolidated Statements of Operation and Deficit for the nine months ended September 30, 2003 and 2002.

Consolidated Statement of Cash Flows for the nine months ended September 30, 2003 and 2002.

Notes to the Consolidated Financial Statements for the nine months ended September 30, 2003 and 2002.

Financial Statements of CRS:

As CRS was incorporated on October 3, 2001 the financial statements of CRS are for the fiscal years 2001 and 2002 only.

Auditors' Report dated February 12, 2003 (Except as to Note 9 which is at March 19, 2003,

Note 10 which is as at November 24, 2003 and Notes 1 and 7 which are as at March 29, 2004).

Audited Consolidated Balance Sheets as of December 31, 2002 and from inception on October 3, 2001 to December 31, 2001

Audited Consolidated Statements of Operations and Deficit for the Fiscal periods Ended December 31, 2002 and from inception on October 3, 2001 to December 31, 2001

Audited Consolidated Statements of Cash Flows for the Fiscal Periods Ended December 31, 2002 and from inception on October 3, 2001 to December 31, 2001

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31 2001 and 2001

Unaudited Pro-Forma Financial Statements

Unaudited Pro-Forma Consolidated Balance Sheet as at December 31, 2002

Unaudited Pro-Forma Consolidated Statement of Operations for the Year Ended December 31, 2002.

Notes to the Pro-Forma Consolidated Financial Statements for the Year Ended December 31, 2002

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18.  FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.  EXHIBITS

3.1.

Memorandum and Articles of Incorporation (Previously filed)

10.1

Altered Memorandum re Change of Name (Previously filed)

10.2

Option Agreement dated July 15, 2002 between CRS

and Great Basin Gold Ltd. regarding the Casino Property (Previously filed)

10.3

Option Agreement dated September 24, 2002 between

CRS and Redstone Resources, Inc., a company controlled

by Newmont Mining Corporation regarding the Redstone

Property (Previously filed)

10.4

Agreement dated August 21, 2002 between CRS and iTech

Capital Corp. (formerly Jordex Resources Ltd.) regarding the

Acquisition of 100% of Moraga Resources Corp., which in turn owns the Hushamu Property (Previously filed)

10.5

Stock Option Plan (Previously filed)

23.1

Consent of Auditors (Previously filed)

23.2

Consent of Andrew Gourlay (Previously filed)

23.3

    Consent of C.M. Rebagliati  (Previously filed)

23.4

    Consent of Ross Banner C.M. Rebagliati  (Previously filed)

23.5

    Consent of  David Pawliuk (Previously filed)

23.6

    Consent of Auditors (Previously filed)

23.7

    Consent of Steven Blower (Previously filed)

23.8

   Consent of Diane Nicolson   (Previously filed)

23.9

   Consent of  N.C. Carter (Previously filed)

23.10     Agreement dated October 2002 between CRS and

              Corriente Resources Ltd. regarding the Taca Taca Property (Previously filed)

23.11A

Agreement dated June 9, 2003 between the Company and

              Las Asuncion Negociacion Minera S.A.C. regarding the

El Galeno Property (Previously filed)

23.11B

Amendment to Agreement dated June 9, 2003 between the Company and

              Las Asuncion Negociacion Minera S.A.C. regarding the

El Galeno Property  (Previously filed)

23.12     Agreement dated August 4, 2003 between the Company and

              Eastfield Resources Ltd. regarding the OK Copper Property. (Previously filed)

23.13

     Agreement dated October 2003 between the Company and  La Compañia

Minera Caserones and Sociedad Minera California Una de la Sierra de

Peña Negra to acquire 100% of the Regalito Copper property. (Previously filed)

23.14

    Agreement dated October 28, 2003 between the Company and

Northern Orion Resources Inc. regarding the San Jorge Property (Previously filed)

23.15

    Agreement dated October 29, 2003 between the Company and

General Minerals Corporation regarding the Vizcachitas Property (Previously filed)

23.16

     Consent of Auditors(Previously filed)

23.17

     Agreement dated December 17, 2003 between the Company and

Andes Pacific Development S.A. regarding the Relincho Property (Previously filed)

23.18

Consent of Auditors (Previously filed)

23.19

Consent of Auditors

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated:  March 15, 2004

LUMINA COPPER CORP.

        By:

/s/Anthony Floyd /s/

Anthony Floyd,                                             President

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

CONTENTS

Auditors' Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statement of Shareholders' Equity

4

Statements of Cash Flows

5

Notes to the Financial Statements

6 - 16

Auditors' Report

To the Directors of

First Trimark Ventures Inc.

We have audited the balance sheets of First Trimark Ventures Inc. (A Development Stage Enterprise) as at December 31, 2002 and 2001 and the statements of operations and deficit, shareholders' equity and cash flows for each of the three fiscal periods then ended and for the period from inception (March 3, 2000) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations, its shareholders' equity and its cash flows for each of the three fiscal periods then ended and for the period from inception (March 3, 2000) to December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Our previous report dated February 7, 2003 has been withdrawn and the financial statements have been revised as explained in Note 1 and footnote 1 of Note 9.

Vancouver, Canada

Chartered Accountants

February 7, 2003

(Except as to Note 8 (b) which is

         /s/ Grant Thornton LLP /s/

as of March 19, 2003 and Note 9

which is as of September 15, 2003)

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Balance Sheets

(Presented in Canadian Dollars)

As at December 31,

	2002	2001

Current Assets
Cash and cash equivalents	$31,115	$606,617
Temporary investments	519,000	3/4
Goods and services taxes and interest receivable	18,275	6,264
	$568,390	$612,881

Current Liabilities
Accounts payable and accrued liabilities	$8,087	$8,000

Shareholders' Equity
Capital Stock (Note 4)	660,821	650,771

Deficit accumulated during the development stage	(100,518)	(45,890)
	560,303	604,881

	$568,390	$612,881

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Statements of Operations and Deficit

(Presented in Canadian Dollars)

	For the period from Inception (March 3, 2000) to December 31,	For the Years Ended December 31,		For the period from Inception (March 3, 2000) to December 31,
	2002	2002	2001	2000
Expenses
Accounting and audit fees	$30,281	$11,351	$8,930	$10,000
Filing and transfer agent fees	12,896	6,667	3,999	2,230
Legal fees	21,713	7,121	6,592	8,000
Office and other	7,002	1,497	2,896	2,609
Office services	72,000	36,000	36,000	3/4
Travel and promotion	3,292	3,292	3/4	3/4

Expenses and loss before undernoted	(147,184)	(65,928)	(58,417)	(22,839)

Interest income	46,666	11,300	21,364	14,002

Net loss for the period	(100,518)	(54,628)	(37,053)	(8,837)

Deficit - Beginning of period	3/4	(45,890)	(8,837)	3/4

Deficit - End of period	$(100,518)	$(100,518)	$(45,890)	$(8,837)

Loss per share, basic and fully diluted	$(0.01)	$(0.01)	$(0.01)	$(0.00)

Weighted average common shares outstanding, basic and fully diluted	7,398,245	7,675,252	7,620,000	6,502,928

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Statement of Changes in Shareholders' Equity

(Presented in Canadian Dollars)

	Common Shares		Deficit Accumulated during the development stage	Total Shareholders' Equity
	Number	Amount

Common stock issued to seed shareholders at $0.075 per share	6,280,000	$498,000	$3/4	$498,000
Common stock issued upon initial public offering at $0.15 per share	1,340,000	201,000	3/4	201,000
Share Issue Costs	3/4	(48,229)	3/4	(48,229)
Net Loss for the period from inception to December 31, 2000	3/4	3/4	(8,837)	(8,837)

Balance, December 31, 2000	7,620,000	650,771	(8,837)	641,934
Net loss for the year ended December 31, 2001	3/4	3/4	(37,053)	(37,053)

Balance, December 31, 2001	7,620,000	650,771	(45,890)	604,881
Common stock issued upon exercise of warrants	67,000	10,050	3/4	10,050
Net loss for the year ended December 31, 2002	3/4	3/4	(54,628)	(54,628)

Balance, December 31, 2002	7,687,000	$660,821	$(100,518)	$560,303

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Statements of Cash Flows

(Presented in Canadian Dollars)

	For the period from Inception (March 3, 2000) to December 31,	For the Years Ended December 31,		For the period from Inception (March 3, 2000) to December 31,
	2002	2002	2001	2000

Cash flows from (used for):

Operating activities
Net loss for the period	$(100,518)	$(54,628)	$(37,053)	$(8,837)

Changes in non-cash working capital
Goods and service taxes and interest receivable	(18,275)	(12,011)	(3,645)	(2,619)
Prepaid expense	3/4	3/4	1,500	(1,500)
Accounts payable and accrued liabilities	8,087	87	3,000	5,000
	(110,706)	(66,552)	(36,198)	(7,956)

Financing activities
Issuance of capital stock	709,050	10,050	3/4	699,000
Financing costs	(48,229)	3/4	3/4	(48,229)
	660,821	10,050	3/4	650,771

Investing activities
Temporary investments	(519,000)	(519,000)	3/4	3/4

Increase (decrease) in cash and cash equivalents	31,115	(575,502)	(36,198)	642,815

Cash and cash equivalents - Beginning of Period	3/4	606,617	642,815	3/4

Cash and cash equivalents - End of Period	$31,115	$31,115	$606,617	$642,815

See Accompanying Notes to the Financial Statements

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

1.

Nature and continuance of operations

The Company was incorporated under the Company Act (British Columbia) on March 3, 2000 and obtained a listing as a Capital Pool Company pursuant to the policies of the TSX Venture Exchange (formerly the Canadian Venture Exchange) ("the Exchange") on September 5, 2000.

The principal business of the Company is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses ("a Qualifying Transaction") and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange. Until the completion of a Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of assets or businesses in connection with a potential Qualifying Transaction.

Restatement

In order to comply with the requirements of the United States Securities and Exchange Commission, the Company's financial statements as detailed in Note 9 have been restated to reflect the guidance in staff Accounting Bulletin Topic 5:T - "Accounting for Expenses or liabilities paid by principal stockholder(s)".

Under U.S. GAAP, this has resulted in the recognition of $30,000 of additional stockholders' equity and expenses related to office services assumed on the company's behalf for the period ending December 31, 2000.

2.

Significant accounting policies

Basis of presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 9.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing securities with maturities at their purchase dates of three months or less.

Temporary investments

Temporary investments are recorded at the lesser of cost and their market value.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses carried forward to future years for tax purposes.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

2.

Significant accounting policies, continued

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The average includes outstanding common shares issued in a reporting period from their date of issuance. The effect of nil (December 31, 2001 - 134,000) unexercised warrants and 536,667 (December 31, 2001 - 762,000) unexercised options convertible into 536,667 (December 31, 2001 - 896,000) is not reflected in fully diluted loss per share as the effect of their conversion is anti-dilutive.

Stock based compensation

Effective January 1, 2002 the Company adopted the new recommendations of CICA handbook Section 3870, stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. For the purpose of this Section, employees include directors who receive stock compensation for services provided as a director since all directors are elected by the Company's shareholders. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

3.

Temporary investments

Temporary investments consist of Guaranteed Investment Certificate deposits for which the original maturity dates are in excess of 90 days. The Company's GIC deposits included in temporary investments all have initial maturity dates of one year. However, there are no restrictions of withdrawal of these funds except that interest income is only earned for the period the deposit is held at the financial institution.

4.

Capital stock

a)

Authorized

100,000,000 preferred shares, non-voting, redeemable and retractable, non-cumulative and without par value

100,000,000 common shares, without par value

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

4.

Capital stock, continued

b)

Issued

Common	Number of Shares	Amount
Balance - March 3, 2000 (date of incorporation)	3/4	$3/4
Issued for cash:
- to seed shareholders ($0.075 per share)	6,280,000	498,000
- upon initial public offering ($0.15 per share)	1,340,000	201,000
Share issue costs	3/4	(48,229)
Balance -December 31, 2000 and 2001	7,620,000	650,771
Issued for Cash:
- for exercise of warrants ($0.15 per share)	67,000	10,050
Balance December 31, 2002	7,687,000	$660,821

The 6,280,000 common shares that were issued for cash to seed shareholders are held in escrow and will be released pro rata over a defined time period to the shareholders in accordance with Section 11 of Policy 2.4 of the Exchange. There are no conditions under which these shares will not be released from escrow other than the passage of time. The escrowed shares are subject to the direction and determination of the Exchange. Specifically, the escrowed shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the consent of the Exchange.

c)

Stock options

The Company has outstanding stock options held by directors and officers enabling them to acquire up to 536,667 (2001 and 2000 - 762,000) common shares of the company. The exercise price is $0.15 per share and they are exercisable until September 5, 2005. Prior to the completion by the Company of a Qualifying Transaction that has been accepted for filing by the Exchange, any shares issued as a result of the exercise of these options are subject to escrow in accordance with Policy 2.4 of the Exchange.

A summary of the status of the Company's stock options as of December 31, 2002, 2001and 2000 is as follows:

	2002		2001		2000
	Number of shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price

Outstanding - beginning of period	762,000	$0.15	762,000	$0.15	3/4

Granted during the period	3/4	3/4	3/4	3/4	762,000	$0.15

Cancelled during the period	(225,333)	$0.15	3/4	3/4	3/4

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

Outstanding - end of period	536,667	$0.15	762,000	$0.15	762,000	$0.15

4.

Capital stock, continued

c)

Stock options, continued

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding and Exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price

$ 0.15	536,667	2.7	$ 0.15

d)

Warrants

In conjunction with the Company's initial public offering ("IPO"), the Company granted non-transferable common share purchase warrants to the agent of the IPO. Warrant activity for the periods ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000

Outstanding - beginning of period	134,000	$0.15	134,000	$0.15	3/4	3/4

Expired	(67,000)	$0.15	3/4	3/4	3/4	3/4

Exercised	(67,000)	$0.15	3/4	3/4	3/4	3/4

Granted	3/4	3/4	3/4	3/4	134,000	$0.15

Outstanding - end of period	3/4	3/4	134,000	$0.15	134,000	$0.15

		Warrants Outstanding and Exercisable
Year	Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price

2002	3/4	3/4	3/4	3/4
2001	$0.15	134,000	0.18	$0.15
2000	$0.15	134,000	1.18	$0.15

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

5.

Income Taxes

Losses carried forward

The Company has approximately $129,400 (2001 - $65,200) of non-capital losses for tax purposes that can be carried forward to reduce taxable income in future years. These losses expire as follows:

2007	$18,500
2008	46,700
2009	64,200

The tax effects of differences that give rise to future income tax assets are as follows:

	2002	2001	2000

Future income tax assets
Non-capital loss carry-forward	$51,000	$25,800	$8,100
Financing costs deductible in future years	7,600	11,500	17,000
	58,400	37,300	25,100

Less: Valuation allowance	(58,400)	(37,300)	(25,100)

	$3/4	$3/4	$3/4

The Company believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not to be realized. Accordingly, the Company has recorded a full valuation allowance.

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to the (loss) earnings for the period as follows:

	2002	2001	2000

(Recovery) of provision for income taxes based on a combined statutory income tax rate of 39.62% (2001 - 44.62%, 2000 - 45.62%	$(21,600)	$(16,530)	(4,030)
Deductible financing costs	(3,800)	(4,300)	$(4,400)
Valuation allowance	25,400	20,830	8,430

Provision for income taxes	$3/4	$3/4	$3/4

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

6.

Related Party Transactions

Included in office services expense for the year ended December 31, 2002 is $36,000 (2001 - $36,000, 2000 $nil) charged for rent and office services by a company that employs a director of the Company. These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities at December 31, 2002 is $Nil (2001 - $3,000) owing to the same related company for such office services.

7.

Financial instruments

Interest rate risk exposures

All of the Company's financial instruments are non-interest bearing, except for cash and cash equivalents that earn interest at market rates.

Fair values

The fair values of the Company's financial instruments approximate their carrying values given their short term to maturity.

Credit risk exposures

The Company's exposures to credit risk are as indicated by the carrying amount of its cash and cash equivalents and its GST receivable. The Company is potentially exposed to a concentration of credit risk through its cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high quality financial institutions.

8.

Subsequent Events

a)

Stock Options

On February 7, 2003, the Company granted stock options to a director for the purchase of up to 225,333 common shares of the Company, at a price of $0.15 per share, for a period expiring on March 5, 2005.

Any shares issued upon the exercise of these stock options will be subject to a four-month hold period expiring on June 7, 2003.

b)

Reverse Take-over

On January 27, 2003, the Company entered into a Securities Exchange Agreement ("SEA") with CRS Copper Resources Corp. ("CRS") and CRS' securities holders. CRS is a company incorporated under the B.C. Companies Act carrying on the acquisition, exploration and development of advanced stage copper properties.

Upon closing the transaction, the Company will consolidate its common shares on a one for ten basis.

The transaction is intended to serve as the company's qualifying transaction for purposes of the policies of the TSX.

Completion of the proposed transaction is subject to a number of conditions, including but not limited to, TSX acceptance and shareholder approval.

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

8.

Subsequent Events, continued

b)

Reverse Take-over, continued

Under the terms of the SEA, the Company will issue 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 post-consolidation shares at $1.50 per share for a period of two years. The transaction will be accounted for as a reverse take-over as the former shareholders of CRS will obtain control of the Company.

The Company will have the option of raising an additional $500,000 on or before the closing transaction. These funds will be raised through the issuance of 500,000 units at $1.00 per unit. Each unit will consist of one post consolidated share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated share at $1.50 for a period of two years from the closing date of the transaction.

9.

Differences between Canadian and U.S. generally accepted accounting principles and practices

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practice generally accepted in the U.S. as described below:

Under the Canadian basis, the issuance of stock options to directors does not require any pro-forma fair value disclosure in the Company's financial statements unless the options were issued subsequent to December 31, 2001. Under the U.S. basis rules, the issuance of such options necessitates pro forma disclosure of the fair value effects of the issuance of these options on net loss and net loss per common share. The expense recorded in the pro forma disclosure is calculated based on the fair value of the options issued to these directors using the Black-Scholes option pricing model.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk free interest rates of 5.95%; dividend yield of nil; volatility factor of the expected market price of the Company's common stock of 105% and a weighted average expected life of the option of 5 years.

For the purposes of pro forma disclosure, the estimated fair value of  the options is amortized to expense over the vesting period. The Company's pro forma information for the periods ended December 31, is as follows:

	2002	2001	2000 Restated (1)

Net Loss, under U.S. GAAP	$54,628	$37,053	$38,837

SFAS 123 Compensation Expense	3/4	3/4	91,440

Pro forma net loss attributable to common stockholders	$54,628	$37,053	$130,277

Weighted average number of common shares outstanding	7,675,252	7,620,000	6,502,928

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

Pro forma net loss per common share: Basic and diluted	$0.01	$0.01	$0.02

9.

Differences between Canadian and U.S. generally accepted accounting principles and practices, continued

U.S. GAAP requires that operational costs assumed on the company's behalf and at no cost to the company be most appropriately recognized as capital contributions. There are no similar requirements under Canadian GAAP.

Had the company followed U.S. GAAP, the effect on its financial statements is set out below:

Balance Sheet		December 31, 2002	December 31, 2001	December 31, 2000
		Restated (1)	Restated (1)	Restated (1)
Shareholders' Equity under Canadian GAAP		$560,303	$604,881	$641,934
Office services assumed on company's behalf		3/4	3/4	(30,000)
Capital contribution of office services		3/4	3/4	30,000

Shareholders' Equity under U.S. GAAP		$560,303	$604,881	$641,934

Statement of Operations	Inception to December 31, 2002	Year-Ended December 31, 2002	Year-Ended December 31, 2001	Inception to December 31, 2000
	Restated (1)			Restated (1)

Net loss under Canadian GAAP	$(100,518)	$(54,628)	$(37,053)	$(8,837)
Office services assumed on company's behalf	(30,000)	3/4	3/4	(30,000)

Net loss under U.S. GAAP	$(130,518)	$(54,628)	$(37,053)	$(38,837)

(1)

As disclosed in Note 1 to these financial statements, a restatement has been made to recognize office service expenses that were assumed on the company's behalf by the shareholders. This adjustment increased net loss by $30,000.

Recent Accounting Pronouncements

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook section 3110, "Asset Retirement Obligations," which is effective for fiscal periods beginning on or after January 1, 2004.

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

9.

Differences between Canadian and U.S. generally accepted accounting principles and practices, continued

Recent Accounting Pronouncements, continued

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook section 3475 for Disposal of Long Lived assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the United States of America ("US GAAP"). The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  a long-lived asset can only be classified as held for sale if certain criteria are met;

  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  the income statement display of discontinued operations is unchanged from previous display; and

  various disclosures related to the disposal of long-lived assets is required.

The company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Stock-based Compensation

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123 "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the Company beginning with the Company's quarter ended March 31, 2003. The Company has no current intention to change its policy of accounting for stock -based compensation.

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

9.

Differences between Canadian and U.S. generally accepted accounting principles and practices, continued

Recent Accounting Pronouncements, continued

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs Associated With Exit Or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring). The principal difference between FAS 146 and EITF 943 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 943 the liability was recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs incurred in a Restructuring). The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, "Disclosure of Guarantees."  The Company does not have any guarantees under these standards.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not have any variable interest entities which will require consolidation.

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

9.

Differences between Canadian and U.S. generally accepted accounting principles and practices, continued

Recent Accounting Pronouncements, continued

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments."

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on January 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

Liabilities and Equity

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the statement on October 1, 2003. The Company is currently assessing the impact of the new standard.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly FIRST TRIMARK VENTURES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED BALANCE SHEETS September 30, 2003
	September 30, 2003	December 31, 2002
	(Unaudited and restated)	(Audited and restated)
		(Note 2(k))
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,060,587	$2,333,183
Accounts receivable	106,237	-
Subscriptions receivable	-	600,000
Prepaid expenses	5,725	-

	4,172,549	2,933,183

DEFERRED ACQUISITION COSTS (Note 3)	-	9,000

EQUIPMENT (Note 4)	40,939	-

MINERAL PROPERTIES (Note 5)	1,787,892	1,018,653

	$6,001,380	$3,960,836

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$62,996	$35,000
Due to related parties (Note 6)	-	267,223
Current portion of property purchase obligations (Note 7)	406,080	207,760

	469,076	509,983

MINERAL PROPERTY PURCHASE OBLIGATIONS (Note 7)	-	437,219

	469,076	947,202

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	8,963,317	6,370,469

SHARE SUBSCRIPTIONS (Note 13 (a))	300,000	-

OPTION COMPENSATION (Note 9(b))	9,407	-

WARRANTS (Note 10)	104,602	-

DEFICIT	(3,845,022)	(3,356,835)

	5,532,304	3,013,634

	$6,001,380	$3,960,836

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS
"Anthony Floyd"
Director
"Robert Pirooz"
Director

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(restated)		(restated)

GENERAL AND ADMINISTRATIVE
EXPENSES
Management and consulting
services	$36,301	$-	$88,841	$ -
Investor relations and promotion	42,630	-	69,404	-
Office and administration	23,366	-	61,958	-
Accounting and audit	25,804	-	55,869	-
Legal	28,819	-	51,875	-
Regulatory and transfer agent fees	4,455	-	32,213	-
Stock-based compensation	46,407	-	128,212	-
Amortization	2,128	-	3,451	-

	209,910	-	491,823	-

OTHER INCOME (EXPENSE)
Interest income	15,265	-	35,060	-
Property investigations	(9,133)	-	(13,071)	-
Foreign exchange loss	(18,353)	-	(18,353)	-

	(12,221)	-	3,636	-

LOSS FOR THE PERIOD	(222,131)	-	(488,187)	-

DEFICIT, BEGINNING OF PERIOD	(3,622,891)	(734)	(3,356,835)	(734)

DEFICIT, END OF PERIOD	$(3,845,022)	$(734)	$(3,845,022)	(734)

BASIC AND DILUTED LOSS
PER SHARE	$(0.02)	$-	$(010)	$ -

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	8,951,573	-	4,681,656	-

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

	(restated)		(restated)

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(222,131)	$-	$(488,187)	$-
Items not involving cash:
Amortization	2,128	-	3,451	-
Stock-based compensation	46,407	-	128,212	-

	(173,596)	-	(356,524)	-

Net changes in non-cash working
capital items:
Accounts receivable	(26,454)	-	(106,237)	-
Prepaid expenses	4,296	-	(5,725)	-
Accounts payable and accrued
liabilities	(15,216)	-	27,996	-

	(210,970)	-	(440,490)	-

FINANCING ACTIVITIES
Due to related parties	(267,223)	75,000	(267,223)	75,000
Shares issued for cash, net of share
issue costs	1,339,688	-	2,410,263	-
Share subscriptions	300,000	-	300,000	-

	1,372,465	75,000	2,443,040	75,000

INVESTING ACTIVITIES
Net assets acquired on acquisition of
Lumina, net of acquisition costs	-	-	362,780	-
Purchase of equipment	(11,895)	-	(44,390)	-
Expenditures on mineral properties	(196,545)	(71,827)	(593,536)	(71,827)

	(208,440)	(71,827)	(275,146)	(71,827)

INCREASE IN CASH AND CASH
EQUIVALENTS	953,055	3,173	1,727,404	3,173

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	3,107,532	-	2,333,183	-

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$4,060,587	$3,173	$4,060,587	$3,173

Supplemental cash flow information (Note 11)

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

1.

 (a)

Operations

Lumina Copper Corp. (formerly First Trimark Ventures Inc.) is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the exploration stage as it has not placed any of its mineral properties into production.

First Trimark Ventures Inc. ("FTV") was incorporated under the Company Act (British Columbia) on March  3, 2000 and obtained a listing as a capital pool company pursuant to the policies of the TSX Venture Exchange (the "Exchange") on September 5, 2000.  As a capital pool company, the principal business of FTV was to identify, evaluate and acquire assets, properties or businesses which would constitute a Qualifying Transaction, pursuant to the polices of the Exchange.

On January 27, 2003, FTV entered into a Securities Exchange Agreement ("SEA") with CRS Copper Resources Corp. ("CRS") and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS.  CRS was incorporated under the Company Act (British Columbia) on October 3, 2001 and began operations in July 2002.  CRS is engaged in the acquisition, exploration and development of mineral resources.

On May 23, 2003, pursuant to the SEA, FTV consolidated its common shares on a one for ten basis and issued to the security holders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 post-consolidated common shares of FTV, exercisable at a price of $1.50 per share to May 23, 2005, to acquire a 100% interest in CRS.  FTV also changed its name to Lumina Copper Corp. ("LCC").

The acquisition served as FTV's qualifying transaction pursuant to the policies of the Exchange.  Upon the completion of the transaction on May 23, 2003, LCC became a Tier 1 issuer on the Exchange.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations or sale of the properties.

(b)

Restatement

The Corporation's financial statements have been restated to record the issuance of 5,060,000 units in fiscal 2002 at an estimate of their fair value on the date of their issuance ($0.75).  This restatement is consistent with CICA 3870 and SFAS 123.

This restatement has resulted in the following changes to the company's consolidated financial statements:

	For the three months ended and as at September 30, 2003 Increase (Decrease)	For the nine months ended and as at September 30, 2003 Increase (Decrease)	For the year ended and as at December 31, 2002 Increase (Decrease)
Share capital	$3,436,067	$3,436,067	$3,325,067
Deficit	$3,436,067	$3,436,067	$3,325,067
Stock-based compensation expense	$37,000	$111,000	$3,325,067

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  They include the accounts of LCC and its subsidiaries.  All intercompany balances and transactions have been eliminated.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

(d)

Equipment

Equipment is stated at cost.  Amortization is provided on the declining balance basis on office equipment at 20% per annum and on computer equipment at 30% per annum.

(e)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations however, refer to mineral use rights as an example of contract-based intangibles without removing the definition that categorizes them as tangible assets. As disclosed above, the Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

The Company has determined that under Canadian GAAP it is not required to account for its contract based mining assets as intangible assets and therefore continues to account for them as tangible assets.  Although the Company believes its accounting policy for contract based mining assets is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets.

This alternative interpretation would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral interests such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be from 5 to 11 years.

It is possible that the CICA may provide additional guidance in the future that would serve to clarify and/or alter the present guidance available.  Such future guidance (if provided) may result in changes to the Company's current method of accounting for its contract based mining assets.  Unless such alternative guidance is provided, the Company expects to continue accounting for these assets as tangible assets.

If the Company did account for its contract based mining assets as intangible assets and amortized these intangibles assets on a straight-line basis over the period in which the Company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties, the Company's financial statements would change as follows:

	September 30, 2003 Increase (Decrease)	December 31, 2002 Increase (Decrease)	December 31, 2001 Increase (Decrease)
Mineral properties	$(136,772)	$(37,875)	$nil
Shareholders' equity	$(136,772)	$(37,875)	$nil
Amortization expense	$98,897	$37,875	$nil
Net Loss	$98,897	$37,875	$nil

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(f)

Foreign currency translation

Certain of the company's subsidiaries are integrated foreign operations.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.  The net foreign currency gain or loss is included in the statement of operations.

(g)

Financial instruments and concentration of credit risk

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payables and accrued liabilities, and property purchase obligations.  The Company determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses.  The recorded amounts of financial instruments approximate their fair values.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash.  Cash balances consist of deposits held with major commercial banks and short term money market instruments.

(h)

Stock based compensation

The Company follows the fair value method for recording compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.  For purposes of these transactions, employees include directors who receive stock compensation for services provided as a director.

The Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees.  No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the period.  Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses carried forward to future years for tax purposes.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date.  A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

(j)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.  The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

(k)

Comparative amounts

Pursuant to accounting guidelines for a reverse take-over, the comparative amounts presented in the consolidated balance sheet are based on the audited financial statements of CRS as at December 31, 2002.  The comparative amounts presented in the consolidated statements of operations and deficit and the consolidated statements of cash flows are based on the unaudited financial records of CRS from the commencement of its operations in July, 2002 to September 30, 2002.

3.

ACQUISITION

On May 23, 2003, LCC acquired, pursuant to the SEA as disclosed in Note 1, all of the outstanding securities of CRS.  As the former shareholders of CRS hold, directly or indirectly, a majority of the outstanding shares of LCC following the acquisition, CRS has been identified as the acquirer of LCC in the business combination and the transaction has been accounted for as a reverse take-over using the purchase method of accounting.  Accordingly,  LCC has been deemed to issue 8,187,501 common shares at an estimated fair value aggregating $445,469, based on the fair values of the net assets of LCC deemed to have been acquired by CRS.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

3.

ACQUISITION  (continued)

The fair values of the net assets of LCC deemed to have been acquired by CRS on May 23, 2003 are as follows:

Cash	$421,962
Accounts receivable	28,337
450,299
Accounts payable and accrued liabilities	(4,830)

$445,469

Costs incurred in connection with the acquisition have been charged to share capital.

4.

EQUIPMENT

Accumulated
	Cost	Amortization	Net Book Value

Equipment	$ 44,390	$ 3,451	$ 40,939

5.

MINERAL PROPERTIES

At September 30, 2003, the Company's mineral properties are comprised of properties located in North and South America.  A summary of expenditures incurred on mineral properties is as follows:

	Canada	Argentina	Peru	Chile	Total

Balance, December 31, 2002	$ 960,728	$ 57,924	$ -	$ -	$ 1,018,653

Additions during period
Acquisition costs	116,427	310,000	102,672	-	529,099

Exploration costs
Geological	6,414	40,448	42,080	42,446	131,388
Taxes and filing fees	30,395	20,848	10,331	-	61,574
Project management	23,500	4,500	4,500	-	32,500
Field office and administration	-	29,792	-	-	29,792
Maps and reports	9,271	8,607	3,972	-	21,850
Travel and accommodation	475	1,727	3,078	807	6,087

	186,482	415,922	166,633	43,253	812,290
Foreign exchange gain	(43,051)	-	-	-	(43,051)

Net additions during period	143,431	415,922	166,633	43,253	769,239

Balance, September 30, 2003	$ 1,104,159	$ 473,846	$ 166,633	$ 43,253	$ 1,787,892

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

Canada

	Casino	Redstone	Hushamu	OK	Total

Balance, December 31, 2002	$ 55,000	$ 762,565	$ 143,164	$ -	$ 960,729

Additions during period
Acquisition costs	104,602	-	1,825	10,000	116,427

Exploration costs
Taxes and filing fees	2,415	27,980	-	-	30,395
Project management	4,500	4,500	4,500	10,000	23,500
Maps and reports	4,434	-	4,187	649	9,270
Geological	-	-	1,400	5,014	6,414
Travel and accommodation	-	-	-	475	475

	115,951	32,480	11,912	26,138	186,481
Foreign exchange gain	-	(43,051)	-	-	(43,051)

Net additions during period	115,951	(10,571)	11,912	26,138	143,430

Balance, September 30, 2003	$ 170,951	$ 751,994	$ 155,076	$ 26,138	$ 1,104,159

(a)

Casino Property

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option can be maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange (the "Listing Date") or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid);

(ii)

issuing a warrant to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 (Note 10));

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

(iii)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2004 at the maximum discount price possible, exercisable for a period of two years;

(iv)

issuing a warrant to purchase another 100,000 shares of the Company on May 23, 2005 at the maximum discount price possible, exercisable for a period of two years;

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

(b)

Redstone Property

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Company acquired a 100% interest in the Redstone Property by agreeing to pay:

(i)

US $100,000 cash on closing (paid);

(ii)

US $100,000 cash on March 24, 2003 (paid);

(iii)

US $300,000 cash on March 24, 2004; and

(iv)

A net smelter returns royalty ranging from 3% to 4%, depending on prevailing commodity price of copper.

A debenture for US $400,000 bearing interest at 0% if payments are made on time, and 15% if a payment is late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Company's obligations under the agreement.

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

(c)

Hushamu Property

Pursuant to an agreement dated August 21, 2002 with Itech Capital Corp. ("ITECH"), the Company agreed to acquire all the shares of Moraga Resources Ltd. ("Moraga"), a British Columbia company, in consideration of cash payments in the aggregate of $110,000 (paid).

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

In addition, the Company must pay ITECH interest at the rate of 5% per annum, calculated monthly, on balances owing from August 22, 2002; reimburse ITECH for specified expenses aggregating $15,692; and pay ITECH another $1,000,000 if a decision is made to place the Hushamu property into production.  The Hushamu property interest is subject to a 10% Net Profits Royalty payable to a third party.

The only material asset of Moraga as at August 22, 2002 was the Hushamu property interest which was reflected on Moraga's books at the nominal value of $1.  Moraga had no material liabilities.  The acquisition costs of Moraga, consisting of the cash payments aggregating $110,000, the specific expenses identified for reimbursement aggregating $15,692 and other costs associated with the acquisition have been capitalized as the Hushamu property interest.

The Hushamu property consists of 144 mineral claims located on northern Vancouver Island, British Columbia.

(d)

OK Property

Pursuant to an agreement dated April 24, 2003, the Company was granted an option by Eastfield Resources Ltd. ("Eastfield") to earn an 80% interest in 7 mineral claims located near Powell River, British Columbia in consideration of a total of $330,000 in cash payments and incurring a total of $600,000 in exploration expenditures on the property, to be paid and expended as follows:

Cash Payments	Cumulative Expenditures	Due Date

$ 10,000	$ -	On signing (paid)
-	35,000	September 10, 2003
20,000	70,000	April 24, 2004
20,000	95,000	April 24, 2005
40,000	195,000	April 24, 2006
60,000	-	April 24, 2007
90,000	-	April 24, 2008
90,000	600,000	April 24, 2009

Eastfield may elect to receive any of the cash payments in shares of LCC.  The Company may pay one-half of the exploration expenditure amounts to be incurred subsequent to September 10, 2003 in cash.

Upon earning an 80% interest in the property, the Company may purchase the remaining 20% interest for $1,000,000.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

Eastfield is responsible for making all payments and meeting all obligations to third parties in connection with this property, pursuant to certain underlying agreements between Eastfield and these parties.  A party to one of these agreements has the right to purchase the claims for $25,000 on March 4, 2013 if a mine has not been constructed on the property, a bankable feasibility study to construct a mine has not been initiated, or expenditures in the aggregate of $1,000,000 have not been expended on the property.

The property is subject to a 2.5% net smelter royalty which may be purchased with the payment of $2,000,000 upon commencement of commercial production.

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2002	$ 57,924	$ -	$ 57,924

Additions during period
Acquisition costs	310,000	-	310,000

Exploration costs
Geological	24,650	15,798	40,448
Field office and administration	29,793	-	29,792
Taxes and filing fees	20,848	-	20,848
Maps and reports	1,612	6,995	8,607
Project management	4,500	-	4,500
Travel and accommodation	1,727	-	1,727

Additions during period	393,130	22,793	415,922

Balance, September 30, 2003	$ 451,054	$ 22,793	$ 473,846

(e)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. a non-refundable deposit of US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA ("Corriente").  The Company also incurred legal and consulting fees related to this acquisition.  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed is as follows:

(i)

US $25,000 on closing (paid);

(ii)

US $25,000 and 100,000 (issued) of the Company's shares on the first anniversary of the agreement date;

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

(iii)

100,000 of the Company's shares on the second and third anniversaries of the agreement date;

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

Should the acquisition be completed, it will be accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

(f)

San Jorge Property

Pursuant to a share purchase agreement dated September 3, 2003, the Company has agreed to acquire all the shares of Minera San Jorge S.A., a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 to be paid upon closing of the agreement (paid on October 23, 2003) and issuing common shares of the Company valued at US$100,000 (a total of 81,875 shares were issued on October 24, 2003).  Minera San Jorge S.A. is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining estacas (444.6 hectares) located in the Las Heras department of the Province of Mendoza, Argentina.

Upon the completion of the acquisition, it will be accounted for as an asset purchase.

Peru

	El Galeno	Pashpap	Other *	Total

Balance, December 31, 2002	$ -	$ -	$ -	$ -

Additions during period
Acquisition costs	71,117	27,607	3,948	102,672

Exploration costs
Geological	15,894	13,979	12,206	42,079
Taxes and filing fees	-	10,331	-	10,331
Project management	4,500	-	-	4,500
Maps and reports	2,409	1,564	-	3,973
Travel and accommodation	2,717	361	-	3,078

Additions during period	96,637	53,842	16,154	166,633

Balance, September 30, 2003	$ 96,637	$ 53,842	$ 16,154	$ 166,633

*

The Company is in the process of evaluating certain properties with a view to acquisition, where merited, and has incurred certain costs, as disclosed above, in conducting its investigation and due diligence of such properties.  Should the properties under evaluation not be acquired, the costs incurred will be written-off.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

(g)

El Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asuncion Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the El Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $10,000	Upon signing (paid)
US $20,000	July 25, 2003 (paid)
US $50,000	October 25, 2003 (paid on October 25, 2003)
US $100,000	April 25, 2004
US $300,000	April 25, 2005
US $400,000	April 25, 2006
US $1,120,000	April 25, 2007

The payments commencing in 2004 to 2007 are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price.  There are no reductions should the average price of copper be greater than $1 per pound.  50% of the payment due in 2004 and 100% of the remainder of the payments may be made in shares of LCC.  The payment scheduled for April 25, 2007 may be delayed for up to three years provided payments of US $100,000 (the "penalty payments") are made at each of April 25, 2007, 2008 and 2009, with 50% of each of the penalty payments being applied against the amount of the delayed payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of  a positive feasibility, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

(h)

Pashpap Property

The Company acquired eight mining concessions located in northern Peru for the cost of staking.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

Chile

	Regalito	Other *	Total

Balance, December 31, 2002	$ -	$ -	$ -

Additions during period
Exploration costs
Geological	-	42,446	42,446
Travel and accommodation	807	-	807

Additions during period	807	42,446	43,253

Balance, September 30, 2003	$ 807	$ 42,446	$ 43,253

*

The Company is in the process of evaluating certain properties with a view to acquisition, where merited, and has incurred certain costs, as disclosed above, in conducting its investigation and due diligence.  Should the properties under evaluation not be acquired, the costs incurred will be written-off.

(i)

Regalito Property

Pursuant to a letter of intent executed on October 16, 2003, and subject to regulatory approval, the Company was granted the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration of the acquisition, the Company will make cash payments in the aggregate of US$900,000 over an 8 year period as follows:

Cash Payments	Due Date

US $25,000	October 16, 2004
50,000	October 16, 2005
75,000	October 16, 2006
100,000	October 16, 2007
125,000	October 16, 2008
150,000	October 16, 2009
175,000	October 16, 2010
200,000	October 16, 2011

In the event copper prices exceed $1.00 per pound for an entire calendar at any time during the 8 year period, the Company shall pay a minimum of US$200,000 in respect of the payment required for that year.  After the 8th year of the agreement, should the price of copper exceed $1.00 per pound for any entire calendar year, the Company will pay US$200,000 per year in advance payments until the commencement of commercial production.  Upon such commencement, the Company will pay a net smelter royalty of between 1% and 3% depending on the price of copper.  A portion of the advance payments may be deducted from the royalty payments.  The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US$53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

5.

MINERAL PROPERTIES  (continued)

Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties.  The Company is not aware of any existing environmental problems related to any of its current or future properties that may result in material liability to the Company.

6.

RELATED PARTY TRANSACTIONS

(a)

The amount due to related parties consisted of $267,233 of advances from shareholders and was paid in full in September, 2003.  These advances were non-interest bearing and unsecured.

(b)

The Company paid $93,750 (2002 - nil) for management and geological consulting services to a director and a company controlled by a director.

(c)

The Company paid $5,000 (2002 - nil) to a company that employs a director of the Company for the rental of office premises.

7.

PROPERTY OBLIGATIONS

Property obligations consist of the balance of US $300,000 (Cdn $406,080) owing in respect of the acquisition of the Redstone Property (Note 5(b)).  The amount is due on March 24, 2004 and is secured by a debenture bearing interest at 0% per annum, unless the payment is late in which case interest at the rate of 15% per annum is charged from and after the due date.

8.

SHARE CAPITAL

Pursuant to the guidelines for reverse take-over accounting, the number of shares authorized, issued and outstanding disclosed below are those of LCC.  The dollar amounts ascribed to the shares outstanding represent the value of the outstanding shares of CRS plus the value of LCC shares issued subsequent to the date of completion of the acquisition.

(a)

Authorized

100,000,000 common shares without par value

100,000,000 preferred shares without par value

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

8.

SHARE CAPITAL (continued)

(b)

Issued and outstanding

	Number of Shares	Amount
		(restated)
Common shares:
Share capital of FTV at May 22, 2003	7,687,000	$660,821
One-for-ten share consolidation	(6,918,300)	-

	768,700	660,821

Reduction in paid up capital on application of reverse take-over accounting	-	(660,821)

Share capital of CRS, December 31, 2002	-	6,370,469

Issued to acquire all the outstanding common shares of CRS (Note 3)	8,187,501	445,469

Costs incurred in connection with the acquisition	-	(91,689)

Issued for cash:
Private placement, net of issue costs (Note 8(c))	500,000	470,575
Exercise of warrants	882,125	1,323,188

Issued for cash and other consideration
Exercise of options	10,000	-
- for cash		16,500
- stock based compensation		7,805

Issued for mineral property (Note 5(e))	100,000	310,000
Recognition of compensation expense	-	111,000

Balance, September 30, 2003	10,448,326	$8,963,317

During the period, $111,000 of compensation expense was recognized in connection with 600,000 units issued by CRS in 2002. These units were issued for services to be rendered in the future and accordingly, compensation expense is being recorded evenly over the three year period of service agreed to by the recipient shareholders.

Of the shares issued, a total of 5,688,001 common shares were issued subject to escrow provisions pursuant to the policies of the Exchange.  The shares are to be released from escrow in four installments of 1,422,000 each in six-month intervals commencing on May 23, 2003.  As at September 30, 2003, a total of 4,266,000 common shares were held in escrow.

(c)

Private Placement

In conjunction with the completion of its qualifying transaction (Note 1), LCC completed a private placement on May 27, 2003 and issued 500,000 units at a price of $1 per unit for proceeds of $470,575, net of share issue costs in the amount of $29,425.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $1.50 to May 23, 2005.  The share price was determined by reference to the price of shares issued by private placement in CRS prior to the reverse take-over acquisition.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

9.

STOCK OPTIONS

(a)

Options Outstanding

Stock options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

On April 23, 2003, LCC received acceptance from the Exchange for a stock option plan which authorizes the board of directors to grant options for the purchase of up to 945,620 post-consolidated common shares of LCC.  Options granted under the plan vest over a period of time at the discretion of the board of directors.

A summary of the status of the Company's stock options as at September 30, 2003 and changes during the period then ended is as follows:

	Number of Shares		Weighted-Average Exercise Price

Outstanding at December 31, 2002	53,667	(i)	$1.50

Granted	697,533		$1.64
Exercised	(10,000)		$1.65
Cancelled	(118,134)		$1.61

Outstanding at September 30, 2003	623,066		$1.64

(1) adjusted to reflect the consolidation of shares on a one for ten basis

The following summarizes information about stock options for the acquisition of LCC common shares, outstanding and exercisable at September 30, 2003:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

22,533	March 5, 2005	$1.50	22,533	$1.50
25,533	September 5, 2005	1.50	25,533	1.50
550,000	June 6, 2008	1.65	350,000	1.65
25,000	August 8, 2008	1.60	12,500	1.60

623,066		$1.64	410,566	$1.63

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

9.

STOCK OPTIONS  (continued)

(b)

Stock Based Compensation

During the period ended September 30, 2003 the Company granted stock options to non-employees to acquire up to 125,000 common shares, of which 90,000 have been cancelled, and to directors and employees to acquire up to 572,533 common shares.

The fair value of new stock options granted to non-employees, and which were vested at September 30, 2003, in the amount of $17,212, has been recorded as an expense in the period.  Compensation expense on the stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.07%
Expected dividend yield	-
Expected stock price volatility	92%
Expected option life in years	2

The pro forma effect on loss and loss per share for the period ended September 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value based method is as follows:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003

Loss for the period
Reported	$(222,131)	$(488,187)
Stock-based compensation	-	(273,175)

Pro forma	$(222,131)	$(761,362)

Basic and diluted loss per share
Reported	$(0.02)	$(0.10)
Pro forma	$(0.02)	$(0.16)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

10.

WARRANTS

At September 30, 2003, the Company has outstanding warrants to purchase an aggregate 5,375,375 common shares of LCC as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired/ Cancelled	Outstanding at September 30, 2003

$1.50	May 23, 2005	-	5,657,500	(882,125)	-	4,775,375
$1.50	May 23, 2005	-	500,000	-	-	500,000
$1.80	May 23, 2005	-	100,000	-	-	100,000

		-	6,257,500	(882,125)	-	5,375,375

A fair value in the amount of $104,602 has been ascribed to the warrants issued for the acquisition of 100,000 common shares exercisable at $1.80 per share.  The warrants were issued in connection with the option agreement on the Casino property (Note 5(a)).

11.

Supplemental Cash Flow Information

Significant non-cash financing and investing activities

Financing activities
Warrants issued for mineral property payment	$104,062
Common shares issued for mineral property payment	310,000

Investing activities
Warrants issued for mineral property payment	104,062
Common shares issued for mineral property payment	310,000

During the period ended September 30, 2003, the Company received interest income in the amount of $31,438.

12.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 5.

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the corporation would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP"), as described below.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Under Canadian GAAP, it is appropriate to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Corporation is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Corporation has the ability and intention to pursue exploitation of these reserves.

In addition, under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Company are treated as intangible assets.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

For exploration stage mineral interests the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the corporation expects to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  The current amortization period is from 4 to 11 years.

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests.  Residual values are determined for each individual property.

Had the Corporation followed U.S. GAAP, the effect on its financial statements of the foregoing difference is set out below:

Consolidated Balance Sheet	September 30, 2003	December 31, 2002
Assets under Canadian GAAP	$6,001,380	$3,960,836
Amortization of mineral interests under U.S. GAAP	$(136,772)	$(37,875)
Mineral exploration costs expensed under U.S. GAAP	$(283,191)	-
Assets under U.S. GAAP	$5,581,417	3,922,961
Shareholders' equity (deficiency), under Canadian GAAP	$5,532,304	$3,013,634
Amortization of mineral interests under U.S. GAAP	$(136,772)	$(37,875)
Mineral exploration costs expensed under U.S. GAAP	(283,191)	-
Shareholders' equity under U.S. GAAP	$5,112,341	$2,975,759

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Consolidated Statements Of Operations	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Loss for the period, under Canadian GAAP	$(488,187)	$-
Amortization of mineral interests under U.S. GAAP	(98,897)	-
Mineral exploration costs expensed under U.S. GAAP	(283,191)	-

Loss for the period, under U.S. GAAP	$(870,275)	$-

Consolidated Statements Of Cash Flows	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Cash flows used in operating activities, under Canadian GAAP	$(440,490)	$-
Increased loss due to mineral exploration costs expensed under U.S. GAAP	(283,191)	-

Cash flows used in operating activities, under U.S. GAAP	$(723,681)	$-

Cash flows used in investing activities, under Canadian GAAP	$(275,146)	$-
Mineral exploration costs expensed under U.S. GAAP	283,191	-

Cash flows from investing activities, under U.S. GAAP	$8,045	$-

Recent accounting pronouncements

Asset retirement obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations."  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.  This is substantially consistent with the CICA Handbook Section 3110, "Asset Retirement Obligations," which is effective for fiscal periods beginning on or after January 1, 2004.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Corporation's years ending on or after August 1, 2003.  Effective August 1, 2003, the Corporation will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis.  To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  The Corporation does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP.  The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged.  The key aspects of Handbook Section 3475 are as follows:

  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  a long-lived asset can only be classified as held for sale if certain criteria are met;

  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  discontinued operations are defined more broadly than previously.  They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  the income statement display of discontinued operations is unchanged from previous display; and

  various disclosures related to the disposal of long-lived assets is required.

The Corporation is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Stock-based compensation

In December 2002, the FASB issued SFAS No.148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No.123" (FAS 148). The statement amends SFAS 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the Corporation beginning with the Corporation's quarter ended March 31, 2003.  The Corporation has no current intention to change its policy of accounting for stock-based compensation.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for "Accounting for Severance and Termination Benefits," which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement.  The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003.  This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146").  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 943 the liability is recognized at the date of an entity's commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring)."  The Corporation is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of  certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Corporation does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  The Corporation does not have any variable interest entities which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivatives Instruments and Hedging Activities."  SFAS 149 amends and clarifies accounting for SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities".  In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements.  This is substantially consistent with the CICA EIC Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments."

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.  CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003.  The Corporation will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on January 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Liabilities and equity

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."  The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The Corporation will adopt the provisions of the Statement on October 1, 2003.  The Corporation is currently assessing the impact of the new standard.

14.

SUBSEQUENT EVENTS

(a)

The Company issued 341,250 common shares pursuant to the exercise of warrants for cash proceeds of $361,875.  Of this amount, a total of $300,000 had been received at September 30, 2003.

(b)

The Company issued 81,875 common shares valued at $131,000 in connection with the acquisition of the San Jorge property (Note 5(f)).

(c)

Stock options were granted to an officer of the Company for the purchase of up to 150,000 common shares exercisable at a price of $3.20 per share to October 17, 2003.  The options vest in increments of 50,000 commencing on October 27, 2003 to October 27, 2005.

(d)

Pursuant to an agreement dated October 28, 2003, and subject to regulatory approval, the Company has agreed to acquire all the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration of the issuance of 500,000 common shares of the Company and warrants entitling the vendors to acquire up to an additional 500,000 common shares exercisable for a period of 4 years from the date the warrants are issued.  In the event the combined value of the shares and the warrants does not exceed $5 million during a 48 month period from the closing date of the agreement, then on expiry of the warrants, the Company shall pay the vendors the difference between the combined value at that time and $5 million.  Should the Company not fulfill the payment obligation at that time, all rights, title and interest to the property will return to the vendor.

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which is located near Santiago, Chile and consists of 19 exploration concessions.

Should the acquisition be completed, it will be recorded as an asset purchase.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Financial Statements
(Presented in Canadian Dollars)

December 31, 2002 and 2001

____________

-------------------

Table of Contents

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Auditors

To the Directors of

CRS Copper Resources Corp.

We have audited the consolidated balance sheets of CRS Copper Resources Corp. (An Exploration Stage Enterprise) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for the year ended December 31, 2002, the period from inception (October 3, 2001) to December 31, 2001 and for the period from inception (October 3, 2001) to December 31, 2002.  These financial statements are the responsibility of the corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and deficit, its shareholders' equity and its cash flows for the year ended December 31, 2002, the period from inception (October 3, 2001) to December   31, 2001 and the period from inception to December 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Our previous report dated February 12, 2003 has been withdrawn and the financial statements have been restated, as explained in Note 1 and footnote 1 of Notes 7 and 10.

Vancouver, Canada

February 12, 2003

Chartered Accountants

(Except as to Note 9 which is as

at March 19, 2003, Note 10 which is as at

    /s/ GRANT THORNTON LLP /s/

November 24, 2003 and Notes 1 and 7 which are as at

March 29, 2004)

See accompanying notes to the consolidated financial statements.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Balance Sheets
(Presented in Canadian Dollars)

As at December 31, 2002 and 2001

	2002	2001
	(Restated -
	Note 1(b)(ii))

	$	$

Assets

Current asset
Cash and cash equivalents	2,333,183	-
Subscriptions receivable	600,000	-

	2,933,183	-

Deferred acquisition costs	9,000	-

Mineral properties - Note 4	1,018,653	-

	3,960,836	-

Liabilities & Shareholders' Equity

Current liabilities
Payables and accruals	35,000	-
Due to related parties - Note 5	267,223	733
Current portion of property purchase obligations - Note 6	207,760	-

	509,983	733

Mineral property purchase obligations - Note 6	437,219	-

	947,202	733

Shareholders' Equity
Share capital - Note 7	6,370,469	1
Deficit accumulated during the exploration stage	(3,356,835)	(734)

	3,013,634	(733)

	3,960,836	-

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Statements of Operations and Deficit
(Presented in Canadian Dollars)

	For the Period From Inception, (October 3, 2001) to December 31, 2002 (Restated - Note 1(b)(ii))		For the Period From Inception, (October 3, 2001) to December 31, 2001
		For the Year ended December 31, 2002 (Restated - Note 1(b)(ii))

	$	$	$

Expenses
Filing fees	5,650	5,650	-
Foreign exchange gain	(2,556)	(2,556)	-
Interest and bank charges	563	563	-
Office and general	1,129	1,129	-
Professional fees	26,982	26,248	734
Stock-based compensation	3,325,067	3,325,067	-

Expenses and net loss for the period	(3,356,835)	(3,356,101)	(734)

Deficit, beginning of period	-	(734)	-

Deficit, end of period	(3,356,835)	(3,356,835)	(734)

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Statement of Changes in Shareholders' Equity
(Presented in Canadian Dollars)

	(Restated - Note 1(b)(ii))
	Common Shares		Deficit Accumulated during the	Total Shareholder's
	Number	Amount	Exploration Stage	Equity (Deficiency)

Common stock issued for cash at $1.00 per share	1	$1	$-	$1

Net loss for the period from inception to December 31, 2001	-	-	(734)	(734)

Balance, December 31, 2001	1	1	(734)	(733)

Common stock issued for cash and past services valued at at $0.75 per share	4,460,000	3,345,000	-	3,345,000

Common stock issued for cash and future services valued at $0.75 per share
Cash received	600,000	6,000	-	6,000
Recognition of compensation expense	-	24,667		24,667

Common stock issued for cash at $1.00 per share	2,415,000	2,415,000	-	2,415,000

Common stock issued as finder's fee	112,500	112,500	-	112,500

Shares subscribed	600,000	600,000	-	600,000

Finder's fee	-	(112,500)	-	(112,500)

Professional fees	-	(20,199)	-	(20,199)

Net loss for the year ended December 31, 2002	-	-	(3,356,835)	(3,356,835)

Balance, December 31, 2002	8,187,501	$6,370,469	$(3,356,835)	$3,013,634

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Statements of Cash Flows
(Presented in Canadian Dollars)

	For the Period From Inception, (October 3, 2001) to December 31, 2002 (Restated - Note 1 (b)(ii))	For the Year ended December 31, 2002 (Restated - Note 1 (b)(ii)	For the Period From Inception, (October 3, 2001) to December 31, 2001

	$	$	$

Cash flows from (used for):

Operating activities
Net loss for the period	(3,356,835)	(3,356,101)	(734)
Stock based compensation	3,325,067	3,325,067	-
Payables and accruals	35,000	35,000	-

	3,232	3,966	(734)

Financing activities
Advances from related parties	267,223	266,490	733
Proceeds from sale of shares	2,465,601	2,465,600	1
Shares issuance costs	(20,199)	(20,199)	-

	2,712,625	2,711,891	734

Investing activities
Mineral properties	(373,674)	(373,674)	-
Deferred acquisition costs	(9,000)	(9,000)	-

	(382,674)	(382,674)	-

Increase in cash flows	2,333,183	2,333,183	-

Cash and cash equivalents, beginning of period	-	-	-

Cash and cash equivalents, end of period	2,333,183	2,333,183	-

Non cash investing and financing transactions
Mineral property purchase obligations	644,979	644,979	-
Subscriptions receivable for allotted shares	600,000	600,000	-

See accompanying notes to the consolidated financial statements.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented In Canadian dollars)

For the Periods Ended December 31, 2002 and 2001

1.

(a)

Operations

CRS Copper Resources Corp. (the "Corporation" or "CRS") was incorporated October 3, 2001 under the provisions of the Company Act of British Columbia, and began operations in July 2002.

The Corporation is engaged in the identification, acquisition, exploration, development and exploitation of mineral resources.  The Corporation's mineral properties do not contain a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site.  It is impossible to ensure that any exploration program embarked upon by the Corporation will result in a profitable commercial mining operation.

The Corporation is considered to be in the exploration stage as it has yet to place any of its mineral properties into production.  The Corporation is dependent upon share issuances to provide the funding necessary to meet its general operating expenses as they arise and will require additional financing to continue to explore for mineral resources suitable for commercial exploration.  There can be no assurance that such additional financing will be available.

(b)

Restatements

(i)

In order to comply with the requirements of the United States Securities and Exchange Commission, the Corporation's financial statements as detailed in Note 10 have been restated to reflect the Corporation's interest in the mineral properties as an intangible asset under the Financial Accounting Standards Board (FASB) Statement No. 142 - "Goodwill and Other Intangible Assets".

Under U.S. GAAP, this has resulted in a reduction in expense of $980,778, representing the difference between the amount of mineral property acquisition costs previously expensed and the amortization of these mineral property interests which are now presented as an intangible asset.  In addition, assets and shareholders' equity have both been increased by this amount.

(ii)

The Corporation's financial statements have also been restated to record the issuance of 5,060,000 units at an estimate of their fair value on the date of their issuance ($0.75).  This restatement is consistent with CICA 3870 and SFAS 123.

This restatement has resulted in an increase in share capital and an increase in expenses and deficit accumulated during the exploration stage for the year ended December 31, 2002 and for the period from inception (October 3, 2001) to December 31, 2002 in the amount of $3,325,067.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

2.        Summary of significant accounting policies

(a)

Basis of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Corporation and its wholly owned subsidiary, Moraga Resources Limited, from its acquisition on August  22, 2002.  The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 10.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Foreign currency translation

The Corporation translates foreign currency denominated transactions using the temporal method.  Monetary assets and liabilities which are denominated in foreign currencies are translated at period-end exchange rates.  Non-monetary assets and liabilities and revenues and expenses are translated at rates in effect on the dates of the transactions.  The net foreign currency translation gain or loss is included in the statement of operations.

(a)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

(e)

Deferred acquisition costs

Costs incurred in connection with the acquisition of First Trimark Ventures Inc. ("First Trimark") (Note 9) have been deferred.  These costs will be treated as a cost of acquisition and allocated to the net tangible assets acquired when the acquisition is recorded.

(f)

Mineral properties

The Corporation capitalizes certain costs related to its exploration activities. The costs capitalized include acquisition, holding, and exploration costs less write-offs to date and do not reflect present or future value. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property likely does not have economically recoverable reserves, that the Corporation is unlikely to pursue exploration activities on that property, or that it is unlikely that adequate title to the property will be obtained.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

2.            Summary of significant accounting policies (continued)

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations however, refer to mineral use rights as an example of contract-based intangibles without removing the definition that categorizes them as tangible assets. As disclosed above, the Corporation has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

The Corporation has determined that under Canadian GAAP it is not required to account for its contract based mining assets as intangible assets and therefore continues to account for them as tangible assets.  Although the Corporation believes its accounting policy for contract based mining assets is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets.

This alternative interpretation would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral interests such as those owned by the Corporation, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Corporation expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the Corporation, a reasonable estimate of this amortization period would be from 5 to 11 years.

It is possible that the CICA may provide additional guidance in the future that would serve to clarify and/or alter the present guidance available.  Such future guidance (if provided) may result in changes to the Corporation's current method of accounting for its contract based mining assets.  Unless such alternative guidance is provided, the Corporation expects to continue accounting for these assets as tangible assets.

If the Corporation did account for its contract based mining assets as intangible assets and amortized these intangibles assets on a straight-line basis over the period in which the Corporation expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties, the Corporation's financial statements would change as follows:

	2002 Increase (Decrease)	2001 Increase (Decrease)
Mineral properties	$(37,875)	$nil
Shareholders' equity	$(37,875)	$nil
Amortization expense	$37,875	$nil
Net Loss	$37,875	$nil

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

2.           Summary of significant accounting policies (continued)

When properties are acquired under agreements with future acquisition payments to be made at the sole discretion of the Corporation, those future payments, whether in cash or shares, are recorded only when the Corporation has made or is obliged to make the payment or issue the shares.

      (g)  Income taxes

The Corporation uses the asset and liability method of accounting for income taxes whereby future income tax asset and liability values are determined based on differences between financial statement values of assets and liabilities and their corresponding values for income tax purposes.  Future tax asset and liability values are calculated by applying the tax rate expected to be in effect at the time of realization to the amount of the differences.  The effect on future income tax assets and liabilities of a change in income tax rates is included in operations in the period of change.

The recorded amount of future income tax assets is limited to the amount of benefit that is likely to be realized.  As the Corporation is at the exploration stage and has no source of operating revenues, future income tax assets are recognized only to the extent of future income tax liabilities.

(h)

Financial instruments and concentration of credit risk

Financial instruments consist of cash and cash equivalents, payables and accruals, and property purchase obligations.  The Corporation determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses.  The recorded amounts of financial instruments approximate their fair values.

Financial instruments that potentially subject the Corporation to concentrations of credit risk, consist primarily of cash.  Cash balances consist of deposits with major commercial banks, both directly and through the Corporation's solicitors' trust accounts.

3.

Purchase of Moraga Resources Limited

Pursuant to an agreement dated August 21, 2002 with Itech Capital Corp. ("ITECH"), the Corporation agreed to acquire all the shares of Moraga Resources Limited ("Moraga"), a British Columbia Company, for the following consideration:

(a)

$35,000 on or before August 22, 2002 (paid in 2002);

(b)

$25,000 on or before January 1, 2003 (paid in 2002); and

(c)

$50,000 on or before April 15, 2003.

In addition, the Corporation must pay ITECH interest at the rate of 5% per annum, calculated monthly, on balances owing from August 22, 2002; reimburse ITECH for specified expenses aggregating $15,692; and pay ITECH another $1,000,000 if a decision is made to place the Hushamu Property into production.  The Hushamu Property interest is subject to a 10% Net Profits Royalty payable to a third party.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

3.

Purchase of Moraga Resources Limited  (continued)

The only material asset of Moraga as at August 22, 2002 was the Hushamu Property interest which was reflected on Moraga's books at the nominal value of $1.  Moraga had no material liabilities.  The acquisition costs of Moraga, consisting of the cash payments aggregating $110,000 paid or payable, the specific expenses identified for reimbursement aggregating $15,692 and other costs associated with the acquisition have been capitalized as the Hushamu Property interest (Note 4).

The acquisition was accounted for as an asset purchase.

4.

Mineral properties

Description	Casino Yukon territory	Redstone Northwest Territories	Hushamu British Columbia	Corriente Argentina	Total
	$	$	$	$	$
Balance, December 31, 2001	-	-	-	-	-
Acquisition costs	5,000	762,565	143,164	57,924	968,653
Option payments	50,000	-	-	-	50,000
Balance, December 31, 2002	55,000	762,565	143,164	57,924	1,018,653

Casino Property

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd., the Corporation acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.    The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Should the corporation not be successful in listing its shares on a recognized stock exchange by December 31, 2003, this option can be cancelled by the vendor.  Until it is exercised or it expires, the option can be maintained in good standing by:

  issuing 100,000 shares of the Corporation on the date its shares are listing for trading on a stock exchange (the "Listing Date"), subject to regulatory approval;

  issuing a warrant to purchase another 100,000 shares of the Corporation on the Listing Date at the maximum discount price possible, exercisable for a period of two years;

  issuing a warrant to purchase another 100,000 shares of the Corporation on the first anniversary of the Listing Date at the maximum discount price possible, exercisable for a period of two years;

  issuing a warrant to purchase another 100,000 shares of the Corporation on the second anniversary of the Listing Date at the maximum discount price possible, exercisable for a period of two years;

  paying $50,000 cash (paid);  and

  paying another $50,000 cash by December 31, 2003 if the Listing Date is later than this date.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

4.

Mineral properties  (continued)

The Casino Property encompasses 161 mining claims expiring at varying dates from March 25, 2003  to March 25, 2009, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 claims for $1 and a 10% net profits royalty.

Redstone Property

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Corporation acquired a 100% interest in the Redstone Property by agreeing to pay:

  US$100,000 cash on closing (paid in 2002);

  US$100,000 cash on March 24, 2003;

  US$300,000 cash on March 24, 2004; and

  A Net Smelter Returns royalty ranging from 3% to 4%, depending on prevailing commodity price of copper.

A debenture for US$400,000 bearing interest at 0% if payments are made on time, and 15% if a payment is late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Corporation's obligations under the agreement.

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

Hushamu Property

During 2002, the Corporation acquired all the outstanding shares of Moraga (Note 3).  The only material assets of Moraga are the 144 mineral claims comprising the Hushamu Deposit located on northern Vancouver Island, British Columbia.

Corriente Property

Pursuant to an agreement dated October 7, 2002 the Corporation paid Corriente Resources Inc. a non-refundable deposit of US$25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA ("Corriente").  The Corporation also incurred legal and consulting fees related to this acquisition.  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

4.

Mineral properties (continued)

The closing date of the agreement is to be March 31, 2003 or later as mutually agreed.  The purchase price agreed is:

  US$25,000 on closing (paid);

  US$25,000 and 100,000 of the Corporation's shares on the first anniversary of the agreement date;

  100,000 of the Corporation's shares on the second and third anniversaries of the agreement date;

  US$100,000 on the fourth anniversary of the agreement date;  and

  US$1,000,000 on the fifth anniversary of the agreement date.

Should the acquisition be completed, it will be accounted for as an asset purchase.

Environmental protection practices

The Corporation is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Corporation may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Corporation is not aware of any existing environmental problems related to any of its current or future properties that may result in material liability to the Corporation.

5.

Due to Related Parties

The amount consists of advances from shareholders.  There are no specific terms of repayment for the amount which is non-interest bearing and unsecured.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

1.

Property purchase obligations

			2002		2001

			$		$
Balance owing in respect of the acquisition of the
	Hushamu Property (Note 3) bearing interest at 5%
	per annum, due April 15, 2003, unsecured		50,000		-

Balance owing in respect of the acquisition of the
	Redstone Property (Note 3), secured by a debenture
	bearing interest at 0% per annum, unless a required
	payment is late in which case interest at the rate of
	15% per annum is charged from and after the due date.
	- Due March 24, 2003 - US $100,000		157,760		-
	- Due March 24, 2004 - US $300,000		473,280		-

			681,040		-
	Less: imputed interest at 7.50% per annum		(36,061)		-

			644,979		-
	Less: current portion		(207,760)		-

			437,219		-

7.	Share Capital
	Shares:
	Authorized: 100,000,000 common shares without par value
	Issued or allotted:
			2002		2001
			(Restated)(1)

		Shares	$	Shares	$

	Balance, beginning of period	1	1	-	-
	Issued for cash @ $1	-	-	1	1
	(a)Issued for cash @ $0.01 as part of a units offering 5,060,000		3,351,000	-	-
	(b) Recognition of compensation expense -		24,667	-	-
	(c)Issued for cash @ $1.00 as part of a units offering 2,415,000		2,415,000	-	-
	(c) Issued as finder's fee	112,500	112,500	-	-
	(d) Units allotted	600,000	600,000	-	-
	(c) Less: finder's fee	-	(112,500)	-	-
	professional fees	-	(20,199)	-	-

	Balance, end of period	8,187,501	6,370,469	1	1

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

7.

Share Capital

(a)

During 2002, the Corporation issued 5,060,000 units for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant.  One whole warrant entitles the holder to purchase one additional common share at $1.50 for two years commencing on the date the Corporation's shares are publicly traded.  The Corporation has recorded the issuance of these units at their fair value ($0.75) on the date that they were issued as follows:

	Units	Amount

(i) Issued for services rendered before issuance	4,460,000	$3,345,000
(ii) Issued for services to be rendered after issuance. These shares were issued into escrow under a Voluntary Pooling Agreement that will release one-third of those shares on each of the first three anniversaries of their issuance as long as the recipient shareholder remains employed at the Corporation.	600,000	6,000

	5,060,000	$3,351,000

(1)

As disclosed in Note 1 to these financial statements, a restatement has been made to record the issuance of 5,060,000 units at their fair value on the date of their issuance. This adjustment increased  net loss by $3,325,067.

(b)

The compensation expense related to the issuance of shares disclosed in Note 7(a)(ii) is recognized evenly over the period that the shares are held in escrow under the Voluntary Pooling Agreement.

(c)

Also during 2002, the Corporation issued 2,415,000 units for cash at $1 per unit, and issued 112,500 units as a finder's fee.  Each unit consists of one common share and one warrant to purchase one additional common share at $1.50 per share within two years of the date the Corporation's shares begin public trading.

(d)

The Corporation also allotted 600,000 units at December 31, 2002.  These units each consist of one common share and one warrant to purchase an additional common share at $1.50 per share for two years from the date the Corporation's shares begin public trading.  These units were issued and paid for on January 9, 2003.

Warrants:

At December 31, 2002, the Corporation had outstanding 5,057,500 warrants exercisable at $1.50 per share for two years from the date that the Corporation's shares become publicly trading.  Another 600,000 warrants were issued subsequent to December 31, 2002 as part of the unit issuance referred to above.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

8.

Income Taxes

Losses carried forward:

The Corporation has approximately $60,108 (2001 - $734) of non-capital losses for tax purposes that can be carried forward to reduce taxable income in future years. These losses expire as follows:

2008	$734
2009	$59,374

Future income tax assets:

The tax effects of differences that give rise to future income tax assets are as follows:

	2002	2001

	$	$

Non-capital loss carry-forward	26,448	328
Financing costs deductible in future years	49,878	-

	76,326	328
Less: Valuation allowance	(76,326)	(328)

Provision for income tax	-	-

The Corporation believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, the Corporation has recorded a full valuation allowance.

Provision for income taxes:

The provision for (recovery of) income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to the (loss) earnings for the period as follows:

		2002	2001

		$	$
(Recovery of) provision for income taxes based on a combined
statutory income tax rate of 39.62% (2001 - 44.62%)		(1,329,687)	(328)
Non-deductible stock-based compensation		1,317,387	-
Deductible financing costs		(12,470)	-

		(24,770)	(328)
Less:	valuation allowance allocation	24,770	328

Provision for income tax		-	-

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

9.

Subsequent event

On January 27, 2003, the Corporation entered into a Securities Exchange Agreement ("SEA") with First Trimark Ventures Inc. ("FTV") and CRS' securities holders.  FTV is a company incorporated under the B.C. Company Act and is listed as a Capital Pool Corporation pursuant to the policies of the TSX Venture Exchange.  The principal business of FTV is to identify and evaluate opportunities for the acquisition of an interest in assets or business.

Under the terms of the SEA, the Corporation's security holders will receive 8,187,501 post-consolidated common shares of FTV and warrants to purchase 5,657,500 post-consolidated shares of FTV at $1.50 per share for a period of two years.  The transaction will be accounted for as a reverse take-over as the Corporation's former security holders will obtain control of FTV.

Completion of the proposed transaction is subject to a number of conditions, including but not limited to, TSX acceptance and shareholder approval.

1.

      Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Corporation would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP"), as described below.

Under Canadian GAAP, it is appropriate to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Corporation is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Corporation has the ability and intention to pursue exploitation of these reserves.

In addition, under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Corporation are treated as intangible assets.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

For exploration stage mineral interests the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the corporation expects to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  The current amortization period is from 5 to 11 years.

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests.  Residual values are determined for each individual property.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

10.

Differences between Canadian and U.S. generally accepted accounting principles and practices  (continued)

Had the Corporation followed U.S. GAAP, the effect on its financial statements of the foregoing difference is set out below:

Consolidated Balance sheet		December 31,	December 31,
		2002	2001
		Restated (1)

		$	$

Assets under Canadian GAAP		3,960,836	-
Amortization of mineral interests under U.S. GAAP		(37,875)	-

Assets under U.S. GAAP		3,922,961	-

Shareholders' equity (deficiency) under Canadian GAAP		3,013,634	(733)
Amortization of mineral interests under U.S. GAAP		(37,875)	-

Shareholders' equity (deficiency) under U.S. GAAP		2,975,759	(733)

Consolidated Statement of Operations
	For the Period From Inception (October 3, 2001) to December 31, 2002 Restated (1)		For The Period From Inception, (October 3, 2001) to December 31, 2001
		For The Year ended December 31, 2002 Restated (1)

	$	$	$

Expenses and net loss under Canadian GAAP	(3,356,835)	(3,356,101)	(734)
Amortization of mineral interests
under U.S. GAAP	(37,875)	(37,875)	-

Expenses and net loss under U.S. GAAP	(3,394,710)	(3,393,976)	(734)

(1)

As disclosed in Note 1 to these financial statements, a restatement has been made to reflect the  Company's interests in mineral properties as intangible assets and to amortize these interests over their expected useful life.  This adjustment decreased net loss by $980,778.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

10.    Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

Recent accounting pronouncements

Asset retirement obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations."  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.  This is substantially consistent with the CICA Handbook Section 3110, "Asset Retirement Obligations," which is effective for fiscal periods beginning on or after January 1, 2004.

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Corporation's years ending on or after August 1, 2003.  Effective August 1, 2003, the Corporation will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis.  To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  The Corporation does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP.  The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged.  The key aspects of Handbook Section 3475 are as follows:

  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  a long-lived asset can only be classified as held for sale if certain criteria are met;

  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  discontinued operations are defined more broadly than previously.  They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

10.    Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

  the income statement display of discontinued operations is unchanged from previous display; and

  various disclosures related to the disposal of long-lived assets is required.

The Corporation is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Stock-based compensation

In December 2002, the FASB issued SFAS No.148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No.123" (FAS 148). The statement amends SFAS 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the Corporation beginning with the Corporation's quarter ended March 31, 2003.  The Corporation has no current intention to change its policy of accounting for stock-based compensation.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for "Accounting for Severance and Termination Benefits," which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement.  The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003.  This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146").  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 943 the liability is recognized at the date of an entity's commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring)."  The Corporation is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

10.    Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of  certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Corporation does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."  FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.  The Corporation does not have any variable interest entities which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivatives Instruments and Hedging Activities."  SFAS 149 amends and clarifies accounting for SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities".  In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements.  This is substantially consistent with the CICA EIC Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments."

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.  CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003.  The Corporation will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on January 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements
(Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

10.    Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

Liabilities and equity

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."  The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The Corporation will adopt the provisions of the Statement on October 1, 2003.  The Corporation is currently assessing the impact of the new standard.

First Trimark Ventures Inc.

Unaudited Pro-forma Consolidated Balance Sheet

(Expressed in Canadian Dollars)

December 31, 2002

	CRS Copper Resources Corp. (Restated)	First Trimark Ventures Inc.	Note 2	Pro-forma Adjustments	Pro-forma Consolidated Balance Sheet (Restated)
Assets
Current
Cash and equivalents	$2,333,183	$31,115	(c)	$500,000	$2,864,298
Subscriptions receivable	600,000	-		-	600,000
Temporary investments	-	519,000		-	519,000
GST and interest receivable	-	18,275		-	18,275

	2,933,183	568,390		500,000	4,001,573
Deferred acquisition costs	9,000	-	(d)	91,000	-

			(b)	(100,000)

Interests in mineral properties	980,778	-		-	980,778

	$3,922,961	$568,390		$491,000	$4,982,351

Liabilities and Shareholders' Equity
Current liabilities
Payables	$35,000	$8,087	(d)	$91,000	$134,087
Due to related parties	267,223	-		-	267,223
Current portion of mineral interest purchase obligations	207,760	-		-	207,760

	509,983	8,087		91,000	609,070
Mineral interest purchase obligations	437,219	-		-	437,219

	947,202	8,087		91,000	1,046,289

Shareholders' Equity
Capital stock (Note 2)	6,370,469	690,821	(b)(c)	269,482	7,330,772
Deficit	(3,394,710)	(130,518)	(b)	130,518	(3,394,710)

	2,975,759	560,303		400,000	3,936,062

	$3,922,961	$568,390		$491,000	$4,982,351

See accompanying notes to the unaudited pro-forma consolidated financial statements.

First Trimark Ventures Inc.

Unaudited Pro-forma Consolidated Statement of Operations

(Expressed in Canadian Dollars)

Year Ended December 31, 2002

	CRS Copper Resources Corp. (Restated)	First Trimark Ventures Inc.	Note 2	Pro-forma Adjustments	Pro-forma Consolidated Statement of Operations

Expenses
Filing fees	$5,650	$6,667		$-	$12,317
Foreign exchange gain	(2,556)	-		-	(2,556)
Interest and bank charges	563	-		-	563
Amortization of mineral interests	37,875	-		-	37,875
Office and other	1,129	37,497		-	38,626
Professional fees	26,248	18,472		-	44,720
Stock-based compensation	3,325,067	-		-	3,325,067
Travel and promotion	-	3,292		-	3,292

Expenses and loss before undernoted	3,393,976	65,928		-	3,459,904

Interest income	-	(11,300)		-	(11,300)

Net loss	$3,393,976	$54,628		$-	$3,448,604

Loss per share, basic and fully diluted	$(3.82)	$(0.01)		$-	$0.39

Weighted average common shares outstanding, basic and fully diluted	888,522	7,675,252		292,427	8,856,201

See accompanying notes to the unaudited pro-forma consolidated financial statements.

First Trimark Ventures Inc.

Notes to the Unaudited Pro-forma

Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2002

1.

Basis of presentation

These unaudited pro-forma consolidated financial statements have been derived from the audited U.S. GAAP balance sheets of First Trimark Ventures Inc. ("FVT") and CRS Copper Resources Corp. ("CRS") as at December 31, 2002 (as restated) and the audited U.S. GAAP statements of operations of FVT and CRS for the year ended December 31, 2002.

The unaudited pro-forma consolidated balance sheet adjusts the foregoing balance sheets to give effect to the acquisition of CRS by FVT as if it had occurred on December 31, 2002.

The unaudited pro-forma consolidated statement of operations adjusts the foregoing audited statements of operations to give effect to the acquisition of CRS by FVT as if it had occurred on January 1, 2002.

These unaudited pro-forma consolidated financial statements are presented for information purposes only and do not purport to be indicative of the statement of financial position or the results of operations that actually would have resulted if this acquisition had been consummated on the foregoing dates, or which may result from future operations.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the following notes and FVT's and CRS's audited financial statements and related notes contained elsewhere in this 20-F filing.

2.

Pro-forma assumptions and adjustments with respect to proposed transactions

(a)

On completion of the proposed acquisition of CRS by FVT, FVT will consolidate its common shares on a one-for-ten basis.

(b)

Pursuant to a Securities Exchange Agreement entered into between FVT and CRS on January 27, 2003, FVT has agreed to acquire all of the issued and outstanding shares and warrants of CRS in exchange for the issuance of 8,187,501 post-consolidation common shares.  FVT has also agreed to issue 5,657,500 warrants in exchange for 5,657,500 CRS warrants.  Each FVT warrant entitles its holder to purchase one post-consolidated share at $1.50 per share for a period of two years from the closing of the proposed transaction.

On completion of the proposed transaction, CRS will become a wholly-owned subsidiary of FVT.  The transaction will be accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over ("RTO") as the shareholders of CRS will obtain control of FVT.

The FVT shares proposed to be issued to acquire the shares of CRS have been recorded in this pro-forma balance sheet based on the estimated fair value of the net identifiable assets of FVT acquired as of December 31, 2002.

First Trimark Ventures Inc.

Notes to the Unaudited Pro-forma

Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2002

2.

Pro-forma assumptions and adjustments with respect to proposed transactions (Continued)

(b)

(Continued)

The following table summarizes the results of assumptions made with respect to the allocation of aggregate purchase price of FVT:

Allocation
Net assets acquired
Current assets	$568,390
Less: payables and accruals	8,087

$560,303
Consideration
8,187,501 FVT common shares	$460,303
Acquisition costs	100,000

$560,303

This transaction is conditional upon approval from the relevant regulatory authorities and the companies' shareholders.  Shareholder approval was received on April 23, 2003 and Exchange approval on May 23, 2003.

Assuming that the company's shareholders approve the proposed transaction, it is the company's intention to change its name to "Lumina Copper Corp."

(c)

Under the terms of the agreement with CRS, FVT had the option of raising an additional $500,000.  FVT exercised this option and has agreed to issue, through a non-brokered private placement, 500,000 units at $1.00 per unit.  Each unit will consist of one post-consolidation share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated share at $1.50 for a period of two years from the closing date of the RTO.  The non-brokered private placement was completed on May 27, 2003.

(d)

The company expects to incur $100,000 in acquisition costs to effect the RTO of which $9,000 was incurred at December 31, 2002.

3. Capital stock	Number	Amount
FVT common shares outstanding at assumed date of acquisition	7,687,000	$690,821
One-for-ten share consolidation approved by shareholders on April 23, 2003	(6,918,300)	-
Issue of FVT common shares to acquire all the outstanding common shares of CRS (Note 2(b))	8,187,501	460,303
Issuance of 500,000 units at $1.00 (Note 2(c))	500,000	500,000
Recapitalization as a result of the RTO (Note 2(b))	-	(690,821)
Share capital of CRS outstanding at December 31, 2002	-	6,370,469

Pro-forma capital stock at December 31, 2002	9,456,201	$7,330,772

Subsequent to December 31, 2002, CRS received $600,000 for shares that had been subscribed and allotted before December 31, 2002.

Exhibit 23.19

CONSENT OF INDEPENDENT ACCOUNTANTS

We have issued our reports dated February 7, 2003 (except as to Note 8(b) which is as of March 19, 2003 and Note 9 which is as of September 15, 2003), accompanying the financial statements and schedules of First Trimark Ventures Inc., and dated February 12, 2003 (except as to Note 9 which is as of March 19, 2003, Note 10 which is as at November 24, 2003 and Notes 1 and 7 which are as at March 29, 2004), accompanying the financial statements and schedules of CRS Copper Resources Corp. contained in the Registration Statement.  We consent to the use of the aforementioned reports in the Registration Statement, and to the use of our name as it appears under the caption "Experts".

/s/ GRANT THORNTON LLP

Vancouver, BC

CHARTERED ACCOUNTANTS

March 15, 2004