Form 20-F/A
LUMINA COPPER CORP
filed 2004-04-20
CIK 1239197

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDED FORM 20-F/A

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

The Company has five wholly-owned subsidiaries, being CRS, Minera Lumina Copper Chile SA, a private Chilean company incorporated on August 20, 2003, Lumina Copper SAC, a private Peruvian company incorporated on February 18, 2003, Minera San Jorge SA. a private Argentinean company incorporated on May 30, 1997 and Vicachitas Ltd a private Bahamian company incorporated on May 22, 1999.  CRS in turn has two wholly-owned subsidiaries, Moraga Resources Corp., a private British Columbia company incorporated on September 29, 1986 and Corriente Argentina, Inc. a private Cayman company incorporated on July 29, 1994.  Corriente Argentina, Inc. in turn has one wholly owned subsidiary, being Corriente Argentina SA a private Argentina company incorporated on July 22, 1999. Vicachitas Ltd. in turn has one wholly owned subsidiary, being Compania Minera Vizachitas Holdings a private Chilean company incorporated on January 13, 1998.

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