Form 20-F/A
LUMINA COPPER CORP
filed 2004-04-27
CIK 1239197

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

Number of outstanding shares of each of the Company's classes of capital or common stock as of April 23, 2004: 13,924,434 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes:              No: ___

Indicate by check mark which financial statement item the Registrant has elected to follow:

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

	2003	2002	2001	2000	1999

High	$1.5747	$1.6003	$1.6034	$1.5583	$1.5475
Low	$1.3484	$1.5593	$1.4935	$1.4318	$1.4420
Average for Period	$1.4615	$1.5597	$1.5494	$1.4854	$1.4857
End of Period	$1.3484	$1.5593	$1.5928	$1.4995	$1.4433

The exchange rate on April 23, 2004 was $1.33611.

The high and low exchange rates for the most recent six months are as follows:

	Oct 2003	Nov 2003	Dec 2003	Jan 2004	Feb 2004	Mar 2004
High	1.3480	1.3359	1.3292	1.3380	1.3432	1.3476
Low	1.3038	1.2973	1.2924	1.2236	1.3102	1.3079

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

The Company

The following table sets forth for the periods indicated selected financial and operating data for the Company.  This selected financial data is derived from the Company's Audited Financial Statements and Notes thereto as at December 31, 2002, 2001 and 2000 which financial statements are included in this Form 20-F under the prior name of the Company being "First Trimark Ventures Inc."  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The financial statements for the year ended December 31, 2002 have been restated as explained in the notes to the financial statements. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

Restatement

The Company's financial statements for the year ended December 31, 2000 have been restated to reflect the guidance in staff Accounting Bulletin Topic 5:T - "Accounting for Expenses or liabilities paid by principal stockholder(s)".

Under U.S. GAAP, this has resulted in the recognition of $30,000 of additional stockholders' equity and expenses related to office services assumed on the company's behalf for the period ending December 31, 2000. There was no change to the reported net loss per common share (basic and diluted) to $0.01 although the pro forma net loss per share, taking into account SFAS 123 compensation expense, did increase form $0.01 to $0.02 as a result of this restatement.

Year Ended December 31
2002	2001	2000(1) (restated)

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

Note:

 (1)

From inception on March 3, 2000.

CRS

The following table sets forth, for the periods indicated, selected financial and operating data for CRS, which was incorporated on October 3, 2001.  CRS did not start operations until 2002. This selected financial data is derived from CRS' Consolidated Audited Financial Statements and Notes thereto as at December 31, 2002 and December 31, 2001.  The financial statements for the year ended December 31,

 2002 have been restated as explained in the notes to the financial statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of CRS.  CRS has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

Restatement

The Company's financial statements have been restated to record the issuance of 5,060,000 units at an estimate of their fair value on the date of their issuance ($0.75).  This restatement is consistent with CICA 3870 and SFAS 123.

This restatement has resulted in an increase in share capital, deficit, stock based compensation and net loss for the year ended December 31, 2002 of $3,325,067 and an increase in net loss per share of $3.75

Year Ended December 31
2002 (restated)	2001(2)

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

B.   Capitalization and Indebtedness

As of April 23, 2004 the Company had 13,924,434 common shares outstanding with a capitalization of $21,089,435.

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

(21)

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company's stockholders

Management of the Company own collectively as of April 23, 2004, 5,038,526 shares being 36.18% of the Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information as of April 23, 2004 about the Company's current directors and senior management:

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

47

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

Notes:

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

1)

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

E.  Share Ownership

The following table lists as of April 23, 2004, the share ownership, including options and share purchase warrants of all of the Company's Directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Anthony Floyd	280,000	2.01%	200,000	200,000	$1.65 $1.50	June 8, 2008 May 23, 2005
Robert Pirooz	213,000	1.53%	200,000	200,000	$1.65 $1.50	June 8, 2008 May 23, 2005
Ross Beaty	4,122,526	29.60%	50,000	1,359,375(2)	$1.65 $1.50	June 8, 2008 May 23, 2005
Aziz Shariff	390,000	2.80%	22,533 50,000	90,000	$1.50 $1.65 $1.50	Mar. 5, 2005 June 8, 2008 Mar. 23,2005
John Wright	33,000.23%		50,000	25,000	$4.00 $1.50	Dec. 18, 2005 May 23, 2008
David Strang	NIL	N/A	150,000	NIL	$3.20	Oct. 17 2005

(1)

The percentage ownership is based on 13,924,434 shares outstanding as of April 23rd , 2004.

(2)

Issued to Kestrel Holdings Inc., a private company controlled by Ross Beaty.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of April 23, 2004, to the best of the Company's knowledge, the following parties have ownership of 5% or greater of the Company's common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Ross Beaty	4,122,526	29.60%
Exploration Capital Partners 2000 Limited Partnership (1) and Global Resource Investments Ltd (2) acting in concert (3).	2,160,500	15.66%

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

(1)

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

Item 10.  ADDITIONAL INFORMATION

A.   Share Capital

(1)

Authorized - 100,000,000 common shares without par value

(2)

Share capital has been issued as follows:

Issued:	Number of Common Shares/Units	Amount

Balance, March 3, 2000(1)	-	-
Issued for Cash: Shares to seed shareholders on March 31, 2000 Shares from initial public offering on September 5, 2000	6,280,000 1,340,000	498,000 201,000
Share issue costs	-	(48,229)

Balance, December 31, 2000 and December 31, 2001	7,620,000	650,771
Issued for Cash: Shares from exercise of warrants	67,000	10,050

Balance December 31, 2002	7,687,000	660,821

Issued Capital after share consolidation of 10 to 1	768,700	-

8,187,501 shares and 5,657,500 warrants issued to 34 shareholders of CRS (post-consolidated) on May 23 2003	8,187,501	6,550,000
Units issued pursuant to Private Placement (post-consolidated) on May 23, 2003 to 3 placees(2)	500,000	500,000
Share issue costs	-	(29,425)
Exercise of warrants	882,125	1,323,188
Exercise of warrants	210,000	315,000
Exercise of option	10,000	16,500
Shares issued for Taca Taca Property	100,000	310,000
Exercise of warrants issued for Casino Property	100,000	180,000
Shares issued for San Jorge Property	81,875	130,000
Exercise of warrants	31,250	46,875
Shares issued for Vizcachitas Property	500,000	1,600,000
Units issued pursuant to Private Placement (post-consolidated) on January 8, 2004 to 15 placees(3)	2,030,200	8,628,350
Exercise of option Exercise of warrants	75,535 372,500	124,629 558,750
Balance April 23, 2004	13,924,434	21,089,435

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

As of April 23, 2004 there are 353,250 common shares of the Company held in escrow pursuant to an escrow agreement dated March 31, 2000 between the Company, the Company's transfer agent Pacific Corporate Trust Company and certain of the Company's shareholders (the "Escrow Agreement").

As of April 23, 2004 2,846,250 of the 8,187,500 common shares issued by the Company to complete the Acquisition are held in escrow pursuant to the terms of a Value Security Escrow Agreement entered into among the Company, the Company's transfer agent, Pacific Corporate Trust Company and certain of those shareholders of the Company who either constituted "principals" of CRS as defined by Exchange Policies and those who originally paid $0.01 for shares in CRS (the "Value Security Escrow Agreement").

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

 (3)

Options

As of April 23, 2004, options to purchase a total of 747,533 common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date
March 5, 2000	22,533	$1.50	March 5, 2005
June 6, 2003	500,000	$1.65	June 8, 2008
August 8, 2033	25,000	$1.60	August 8, 2008
October 17, 2003	150,000	$3.20	October 17, 2008
December 18, 2003	50,000	$4.00	December 18, 2005

Share Purchase Warrants

As at April 23, 2004, the Company had the following share purchase warrants outstanding to purchase shares of the Company:

Number of Warrants Outstanding	Potential Number of Shares to be Issued	Exercisable Until	Exercise Price Per Share
4,286,875	4,286,875	May23, 2005	$1.50
300,000	300,000	May 23, 2005	$1.50
500,000	500,000	December 22, 2007	$3.20
1,015,100	1,015,100	January 8, 2006	$5.50

B.  Memorandum and Articles of Incorporation

(1) The Company's objects and purposes as set forth in the Company's Memorandum and Articles:

(4)

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

23.16     Consent of Auditors (Previously filed)

23.17     Agreement dated December 17, 2003 between the Company and

Andes Pacific Development S.A. regarding the Relincho Property (Previously filed)

23.18    Consent of Auditors (Previously filed)

23.19    Consent of Auditors (Previously filed)

23.20     Consent of Auditors

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

  April 26,  2004

LUMINA COPPER CORP.

        By:/s/Anthony Floyd /s/

AnthonyFloyd,

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

Grant Thornton LLP

Chartered Accountants Management Consultants

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

Our previous report dated February 12, 2003 has been withdrawn and the financial statements and the reconciliation of the financial statements from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles (Note 10) have been restated, as explained in Note 1 and footnote 1 of Notes 7 and 10.

Vancouver, Canada
February 12, 2003 (Except as to Note 9 which is as at	GRANT THORNTON LLP
March 19, 2003, Note 10 which is as at November 24, 2003	/s/GRANT THORNTON LLP /s/
and Notes 1 and 7 which are as at March 29, 2004)	Chartered Accountants

Comment by Auditors for US Readers on Canada - US Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a restatement of the Company's historical financial statements, such as the change described in Note 1 and footnote 1 of Notes 7 and 10 to the consolidated financial statements. Our report to the shareholders dated February 12, 2003 (except as to Note 9 which is as at March 19, 2003, Note 10 which is as at November 24, 2003 and Notes 1 and 7 which are as at March 29, 2004) is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors' report when the restatement is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada
February 12, 2003 (Except as to Note 9 which is as at	GRANT THORNTON LLP
March 19, 2003, Note 10 which is as at November 24, 2003	/s/GRANT THORNTON LLP/s/
and Notes 1 and 7 which are as at March 29, 2004)	Chartered Accountants

P.O. Box 11177, Royal Centre Suite 2800 1055 West Georgia Street Vancouver, BC V6E 4N3

T	(604) 687-2711
F	(604) 685-6569
E	Vancouver@GrantThornton.ca
W	www.GrantThornton.ca

Canadian Member of Grant Thornton International

CRS Copper Resources Corp.
(An Exploration Stage Enterprise)

Consolidated Balance Sheets
(Presented in Canadian Dollars)
As at December 31, 2002 and 2001
	2002	2001
	(Restated -
	Note 1(b)(ii))

	$	$

Assets

Current asset
Cash and cash equivalents	2,333,183	-
Subscriptions receivable	600,000	-

	2,933,183	-

Deferred acquisition costs	9,000	-

Mineral properties - Note 4	1,018,653	-

	3,960,836	-

Liabilities & Shareholders' Equity

Current liabilities
Payables and accruals	35,000	-
Due to related parties - Note 5	267,223	733
Current portion of property purchase obligations - Note 6	207,760	-

	509,983	733

Mineral property purchase obligations - Note 6	437,219	-

	947,202	733

Shareholders' Equity
Share capital - Note 7	6,370,469	1
Deficit accumulated during the exploration stage	(3,356,835)	(734)

	3,013,634	(733)

	3,960,836	-

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Statements of Operations and Deficit (Presented in Canadian Dollars)

	For the Period		For the Period
	From Inception,	For the	From Inception,
	(October 3, 2001)	Year ended	(October 3, 2001)
	to December 31,	December 31,	to December 31,
	2002	2002	2001
	(Restated -	(Restated -
	Note 1(b)(ii))	Note 1(b)(ii))

	$	$	$

Expenses
Filing fees	5,650	5,650	-
Foreign exchange gain	(2,556)	(2,556)	-
Interest and bank charges	563	563	-
Office and general	1,129	1,129	-
Professional fees	26,982	26,248	734
Stock-based compensation	3,325,067	3,325,067	-

Expenses and net loss for the period	(3,356,835)	(3,356,101)	(734)

Deficit, beginning of period	-	(734)	-

Deficit, end of period	(3,356,835)	(3,356,835)	(734)

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Statement of Changes in Shareholders' Equity (Presented in Canadian Dollars)

		(Restated - Note 1(b)(ii))

			Deficit
			Accumulated	Total
	Common Shares		during the	Shareholder's

	Number	Amount	Exploration Stage	Equity (Deficiency)

Common stock issued for cash at $1.00 per share	1	$1	$-	$1

Net loss for the period from inception to
December 31, 2001	-	-	(734)	(734)

Balance, December 31, 2001	1	1	(734)	(733)

Common stock issued for cash and past services
valued at at $0.75 per share	4,460,000	3,345,000	-	3,345,000

Common stock issued for cash and future services
valued at $0.75 per share
Cash received	600,000	6,000	-	6,000
Recognition of compensation expense	-	24,667		24,667

Common stock issued for cash at $1.00 per share	2,415,000	2,415,000	-	2,415,000

Common stock issued as finder's fee	112,500	112,500	-	112,500

Shares subscribed	600,000	600,000	-	600,000

Finder's fee	-	(112,500)	-	(112,500)

Professional fees	-	(20,199)	-	(20,199)

Net loss for the year ended December 31, 2002	-	-	(3,356,835)	(3,356,835)

Balance, December 31, 2002	8,187,501	$6,370,469	$(3,356,835)	$3,013,634

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Consolidated Statements of Cash Flows (Presented in Canadian Dollars)

	For the Period		For the Period
	From Inception,	For the	From Inception,
	(October 3, 2001)	Year ended	(October 3, 2001)
	to December 31,	December 31,	to December 31,
	2002	2002	2001
	(Restated -	(Restated -
	Note 1 (b)(ii))	Note 1 (b)(ii)

	$	$	$

Cash flows from (used for):

Operating activities
Net loss for the period	(3,356,835)	(3,356,101)	(734)
Stock based compensation	3,325,067	3,325,067	-
Payables and accruals	35,000	35,000	-

	3,232	3,966	(734)

Financing activities
Advances from related parties	267,223	266,490	733
Proceeds from sale of shares	2,465,601	2,465,600	1
Shares issuance costs	(20,199)	(20,199)	-

	2,712,625	2,711,891	734

Investing activities
Mineral properties	(373,674)	(373,674)	-
Deferred acquisition costs	(9,000)	(9,000)	-

	(382,674)	(382,674)	-

Increase in cash flows	2,333,183	2,333,183	-

Cash and cash equivalents, beginning of period	-	-	-

Cash and cash equivalents, end of period	2,333,183	2,333,183	-

Non cash investing and financing transactions
Mineral property purchase obligations	644,979	644,979	-
Subscriptions receivable for allotted shares	600,000	600,000	-

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

(d)	Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

(e)	Deferred acquisition costs
Costs incurred in connection with the acquisition of First Trimark Ventures Inc. ("First Trimark") ( Note 9) have been deferred. These costs will be treated as a cost of acquisition and allocated to the net tangible assets acquired when the acquisition is recorded.

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

If the Corporation did account for its contract based mining assets as intangible assets and amortized these intangibles assets on a straight-line basis over the period in which the Corporation expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties, the Corporation's financial statements would change as follows:

	2002	2001
	Increase	Increase
	(Decrease)	(Decrease)

Mineral properties	$(37,875)	$	nil

Shareholders' equity	$(37,875)	$	nil

Amortization	$37,875	$	nil
expense

Net Loss	$37,875	$	nil

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

	The acquisition was accounted for as an asset purchase.

4.	Mineral properties

		Casino	Redstone	Hushamu	Corriente
	Description	Yukon territory	Northwest	British Columbia	Argentina	Total
			Territories

		$	$	$	$	$
	Balance, December 31, 2001	-	-	-	-	-
	Acquisition costs	5,000	762,565	143,164	57,924	968,653

	Option payments	50,000	-	-	-	50,000

	Balance, December 31, 2002	55,000	762,565	143,164	57,924	1,018,653

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

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements (Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

6.	Property purchase obligations
			2002		2001

			$		$
	Balance owing in respect of the acquisition of the
	Hushamu Property (Note 3)	bearing interest at 5%
	per annum,	due April 15, 2003, unsecured	50,000		-

	Balance owing in respect of the acquisition of the
	Redstone Property (Note 3)	, secured by a debenture
	bearing interest at 0% per annum, unless a required
	payment is late in which case interest at the rate of
	15% per annum is charged from and after the due date.
	- Due March 24, 2003 - US $100,000		157,760		-
	- Due March 24, 2004 - US $300,000		473,280		-

			681,040		-
	Less: imputed interest at 7.50% per annum		(36,061)		-

			644,979		-
	Less: current portion		(207,760)		-

			437,219		-

7.	Share Capital

	Shares:
	Authorized:	100,000,000 common shares without par value
	Issued or allotted:
			2002		2001
			(Restated)(1)

		Shares	$	Shares	$

	Balance, beginning of period	1	1	-	-
	Issued for cash @ $1	-	-	1	1
	(a)	Issued for cash @ $0.01 as part of a units offering 5,060,000	3,351,000	-	-
	(b) Recognition of compensation expense	-	24,667	-	-
	(c)	Issued for cash @ $1.00 as part of a units offering 2,415,000	2,415,000	-	-
	(c) Issued as finder's fee	112,500	112,500	-	-
	(d) Units allotted	600,000	600,000	-	-
	(c) Less: finder's fee	-	(112,500)	-	-
	professional fees	-	(20,199)	-	-

	Balance, end of period	8,187,501	6,370,469	1	1

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

4,460,000 $ 3,345,000

(ii)	Issued for services to be rendered after issuance. These shares were issued into escrow under a Voluntary Pooling Agreement that will release one-third of those shares on each of the first three anniversaries of their issuance as long as the recipient shareholder remains employed at the Corporation.

600,000

6,000

5,060,000 $ 3,351,000

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

10.	Differences between Canadian and U.S. generally accepted accounting principles and practices

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

CRS Copper Resources Corp.

(An Exploration Stage Enterprise)

Notes to Consolidated Financial Statements (Presented in Canadian Dollars)

For the Periods Ended December 31, 2002 and 2001

10.	Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

Had the Corporation followed U.S. GAAP, the effect on its financial statements of the foregoing difference is set out below:

Consolidated Balance sheet		December 31,	December 31,
		2002	2001
Restated (1)

		$	$

Assets under Canadian GAAP		3,960,836	-
Amortization of mineral interests under U.S. GAAP		(37,875)	-

Assets under U.S. GAAP		3,922,961	-

Shareholders' equity (deficiency) under Canadian GAAP		3,013,634	(733)
Amortization of mineral interests under U.S. GAAP		(37,875)	-

Shareholders' equity (deficiency) under U.S. GAAP		2,975,759	(733)

Consolidated Statement of Operations
	For the Period		For The Period
	From Inception	For The	From Inception,
	(October 3, 2001)	Year ended	(October 3, 2001)
	to December 31,	December 31,	to December 31,
	2002	2002	2001
	Restated (1)	Restated (1)

	$	$	$

Expenses and net loss under Canadian GAAP	(3,356,835)	(3,356,101)	(734)
Amortization of mineral interests
under U.S. GAAP	(37,875)	(37,875)	-

Expenses and net loss under U.S. GAAP	(3,394,710)	(3,393,976)	(734)
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