Form 20-F/A
LUMINA COPPER CORP
filed 2004-04-27
CIK 1239197

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

LUMINA COPPER CORP.

        By:/s/Anthony Floyd /s/

AnthonyFloyd,

President

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

CONTENTS

Auditors' Report

1

Balance Sheets

Statements of Operations and Deficit

3

Statement of Shareholders' Equity

4

Statements of Cash Flows

5

Notes to the Financial Statements

6 - 17

Grant Thornton LLP

Chartered Accountants

Management Consultants

Auditors' Report

To the Directors of

First Trimark Ventures Inc.

We have audited the balance sheets of First Trimark Ventures Inc. (A Development Stage Enterprise) as at December 31, 2002 and 2001 and the statements of operations and deficit, shareholders' equity and cash flows for each of the two fiscal periods then ended and for the period from inception (March 3, 2000) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations, its shareholders' equity and its cash flows for each of the two fiscal periods then ended and for the period from inception (March 3, 2000) to December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Our previous report dated February 7, 2003 has been withdrawn and the reconciliation of the financial statements from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles (Note 9) has been restated as explained in Note 1 and footnote 1 of Note 9.

GRANT THORNTON LLP

/s/GRANTTHORNTONLLP/s/

Vancouver, Canada                                                                                           Chartered Accountants

February 7, 2003

(Except as to Note 8 (b) which is as of March 19, 2003 and Note 9 which is as of September 15, 2003)

Comment by Auditors for US Readers on Canada - US Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a restatement of the Company's historical financial statements, such as the change described in Note 1 and footnote 1 of Note 9 to the financial statements.  Our report to the directors dated February 7, 2003 (Except as to Note 8(b) which is as of March 19, 2003 and Note 9 which is as of September 15, 2003) is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors' report when the restatement is properly accounted for and adequately disclosed in the financial statements.

                                                                                                                         GRANT THORNTON LLP

                                                                                                                         /s/GRANT THORNTON LLP/s/

Vancouver, Canada                                                                                           Chartered Accountants

February 7, 2003

(Except as to Note 8 (b) which is as of March 19, 2003 and Note 9 which is as of September 15, 2003)

P.O. Box 11177, Royal Centre

Suite 2800

1055 West Georgia Street

Vancouver, BC  V6E 4N3

T

(604) 687-2711

F

(604) 685-6569

E

Vancouver@GrantThornton.ca

W

www.GrantThornton.ca

Canadian Member of Grant Thornton International

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Balance Sheets

(Presented in Canadian Dollars)

As at December 31,

	2002	2001

Current Assets
Cash and cash equivalents	$31,115	$606,617
Temporary investments	519,000	-
Goods and services taxes and interest receivable	18,275	6,264
	$568,390	$612,881

Current Liabilities
Accounts payable and accrued liabilities	$8,087	$8,000

Shareholders' Equity
Capital Stock (Note 4)	660,821	650,771

Deficit accumulated during the development stage	(100,518)	(45,890)
	560,303	604,881

	$568,390	$612,881

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Statements of Operations and Deficit

(Presented in Canadian Dollars)

	For the period from Inception (March 3, 2000) to December 31,	For the Years Ended December 31,		For the period from Inception (March 3, 2000) to December 31,
	2002	2002	2001	2000

Expenses
Accounting and audit fees	$30,281	$11,351	$8,930	$10,000
Filing and transfer agent fees	12,896	6,667	3,999	2,230
Legal fees	21,713	7,121	6,592	8,000
Office and other	7,002	1,497	2,896	2,609
Office services	72,000	36,000	36,000	-
Travel and promotion	3,292	3,292	-	-

Expenses and loss before undernoted	(147,184)	(65,928)	(58,417)	(22,839)

Interest income	46,666	11,300	21,364	14,002

Net loss for the period	(100,518)	(54,628)	(37,053)	(8,837)

Deficit - Beginning of period	-	(45,890)	(8,837)	-

Deficit - End of period	$(100,518)	$(100,518)	$(45,890)	$(8,837)

Loss per share, basic and fully diluted	$(0.01)	$(0.01)	$(0.01)	$(0.00)

Weighted average common shares outstanding, basic and fully diluted	7,398,245	7,675,252	7,620,000	6,502,928

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Statement of Changes in Shareholders' Equity

(Presented in Canadian Dollars)

	Common Shares		Deficit Accumulated during the development stage	Total Shareholders' Equity
	Number	Amount

Common stock issued to seed shareholders at $0.075 per share	5,920,000	$444,000	$-	$444,000
Common stock issued to seed shareholders at $0.15 per share	360,000	54,000	-	54,000
Common stock issued upon initial public offering at $0.15 per share	1,340,000	201,000	-	201,000
Share Issue Costs	-	(48,229)	-	(48,229)
Net Loss for the period from inception to December 31, 2000	-	-	(8,837)	(8,837)

Balance, December 31, 2000	7,620,000	650,771	(8,837)	641,934
Net loss for the year ended December 31, 2001	-	-	(37,053)	(37,053)

Balance, December 31, 2001	7,620,000	650,771	(45,890)	604,881
Common stock issued upon exercise of warrants	67,000	10,050	-	10,050
Net loss for the year ended December 31, 2002	-	-	(54,628)	(54,628)

Balance, December 31, 2002	7,687,000	$660,821	$(100,518)	$560,303

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.

(A Development Stage Enterprise)

Statements of Cash Flows

(Presented in Canadian Dollars)

	For the period from Inception (March 3, 2000) to December 31,	For the Years Ended December 31,		For the period from Inception (March 3, 2000) to December 31,
	2002	2002	2001	2000

Cash flows from (used for):

Operating activities
Net loss for the period	$(100,518)	$(54,628)	$(37,053)	$(8,837)

Changes in non-cash working capital
Goods and service taxes and interest receivable	(18,275)	(12,011)	(3,645)	(2,619)
Prepaid expense	-	-	1,500	(1,500)
Accounts payable and accrued liabilities	8,087	87	3,000	5,000
	(110,706)	(66,552)	(36,198)	(7,956)

Financing activities
Issuance of capital stock	709,050	10,050	-	699,000
Financing costs	(48,229)	-	-	(48,229)
	660,821	10,050	-	650,771

Investing activities
Temporary investments	(519,000)	(519,000)	-	-

Increase (decrease) in cash and cash equivalents	31,115	(575,502)	(36,198)	642,815

Cash and cash equivalents - Beginning of Period	-	606,617	642,815	-

Cash and cash equivalents - End of Period	$31,115	$31,115	$606,617	$642,815

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

Under U.S. GAAP, this has resulted in the recognition of $30,000 of additional stockholders' equity and expenses related to office services assumed on the Company's behalf for the period ending December 31, 2000. There was no change to the reported net loss per common share (basic and diluted) of $0.01 although the pro forma net loss per share, taking into account SFAS 123 compensation expense, did increase from $0.01 to $0.02 as a result of this restatement.

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

Stock-based compensation

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

a)

Authorized

100,000,000 preferred shares, non-voting, redeemable and retractable, non-cumulative and without par value

100,000,000 common shares, without par value

b)

Issued

Common	Number of Shares	Amount
Balance - March 3, 2000 (date of incorporation)	-	$-
Issued for cash:
- to seed shareholders ($0.075 per share)	5,920,000	444,000
- to seed shareholders ($0.15 per share)	360,000	54,000
- upon initial public offering ($0.15 per share)	1,340,000	201,000
Share issue costs	-	(48,229)
Balance - December 31, 2000 and 2001	7,620,000	650,771
Issued for Cash:
- for exercise of warrants ($0.15 per share)	67,000	10,050
Balance - December 31, 2002	7,687,000	$660,821

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

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

4.

Capital stock, continued

c)

Stock options, continued

A summary of the status of the Company's stock options as of December 31, 2002, 2001and 2000 is as follows:

	2002		2001		2000
	Number of shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price

Outstanding - beginning of period	762,000	$0.15	762,000	$0.15	-	-

Granted during the period	-	-	-	-	762,000	$0.15

Cancelled during the period	(225,333)	$0.15	-	-	-	-

Outstanding - end of period	536,667	$0.15	762,000	$0.15	762,000	$0.15

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding and Exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price

$ 0.15	536,667	2.7	$ 0.15

d)

Warrants

In conjunction with the Company's initial public offering ("IPO"), the Company granted non-transferable common share purchase warrants to the agent of the IPO. Warrant activity for the periods ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000
Outstanding - beginning of period	134,000	$0.15	134,000	$0.15	-	-

Expired	(67,000)	$0.15	-	-	-	-

Exercised	(67,000)	$0.15	-	-	-	-

Granted	-	-	-	-	134,000	$0.15

Outstanding - end of period	-	-	134,000	$0.15	134,000	$0.15

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

4.

Capital stock, continued

c)

Warrants, continued

		Warrants Outstanding and Exercisable
Year	Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price

2002	-	-	-	-
2001	$0.15	134,000	0.18	$0.15
2000	$0.15	134,000	1.18	$0.15

5.

Income Taxes

Losses carried forward

The Company has approximately $129,400 (2001 - $65,200) of non-capital losses for tax purposes that can be carried forward to reduce taxable income in future years. These losses expire as follows:

2007	$18,500
2008	46,700
2009	64,200

The tax effects of differences that give rise to future income tax assets are as follows:

	2002	2001	2000

Future income tax assets
Non-capital loss carry-forward	$51,000	$25,800	$8,100
Financing costs deductible in future years	7,600	11,500	17,000
	58,400	37,300	25,100

Less: Valuation allowance	(58,400)	(37,300)	(25,100)

	$-	$-	$-

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

Income Taxes, continued

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to the (loss) earnings for the period as follows:

	2002	2001	2000

(Recovery) of provision for income taxes based on a combined statutory income tax rate of 39.62% (2001 - 44.62%, 2000 - 45.62%)	$(21,600)	$(16,530)	$(4,030)
Deductible financing costs	(3,800)	(4,300)	(4,400)
Valuation allowance	25,400	20,830	8,430

Provision for income taxes	$-	$-	$-

6.

Related Party Transactions

Included in office services expense for the year ended December 31, 2002 is $36,000 (2001 - $36,000; 2000 $Nil) charged for rent and office services by a company that employs a director of the Company. These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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

Upon closing the transaction, the Company will consolidate its common shares on a one-for-ten basis.

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

Under the Canadian basis, the issuance of stock options to directors does not require any pro forma fair value disclosure in the Company's financial statements unless the options were issued subsequent to December 31, 2001. Under the U.S. basis rules, the issuance of such options necessitates pro forma disclosure of the fair value effects of the issuance of these options on net loss and net loss per common share. The expense recorded in the pro forma disclosure is calculated based on the fair value of the options issued to these directors using the Black-Scholes option pricing model.

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

For the purposes of pro forma disclosure, the estimated fair value of  the options is amortized to expense over the vesting period. The Company's pro forma information for the periods ended December 31, is as follows:

	2002	2001	2000 Restated (1)

Net Loss, under U.S. GAAP	$54,628	$37,053	$38,837

SFAS 123 Compensation Expense	-	-	91,440

Pro forma net loss attributable to common stockholders	$54,628	$37,053	$130,277

Weighted average number of common shares outstanding	7,675,252	7,620,000	6,502,928

Pro forma net loss per common share: Basic and diluted	$0.01	$0.01	$0.02

U.S. GAAP requires that operational costs assumed on the company's behalf and at no cost to the Company be most appropriately recognized as capital contributions. There are no similar requirements under Canadian GAAP.

First Trimark Ventures Inc.

(A Development Stage Enterprise)

Notes to Financial Statements

(Presented in Canadian Dollars)

December 31, 2002, 2001 and 2000

9.

Differences between Canadian and U.S. generally accepted accounting principles and practices, continued

Had the Company followed U.S. GAAP, the effect on its financial statements is set out below:

Balance Sheet		December 31, 2002	December 31, 2001	December 31, 2000
		Restated (1)	Restated (1)	Restated (1)
Shareholders' Equity under Canadian GAAP		$560,303	$604,881	$641,934
Office services assumed on Company's behalf		-	-	(30,000)
Capital contribution of office services		-	-	30,000

Shareholders' Equity under U.S. GAAP		$560,303	$604,881	$641,934

Statement of Operations	Inception to December 31, 2002	Year-Ended December 31, 2002	Year-Ended December 31, 2001	Inception to December 31, 2000
	Restated (1)			Restated (1)

Net loss under Canadian GAAP	$(100,518)	$(54,628)	$(37,053)	$(8,837)
Office services assumed on Company's behalf	(30,000)	-	-	(30,000)

Net loss under U.S. GAAP	$(130,518)	$(54,628)	$(37,053)	$(38,837)

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

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook section 3475 for Disposal of Long Lived assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

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

  the income statement display of discontinued operations is unchanged from previous display; and

  various disclosures related to the disposal of long-lived assets are required.

The company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Stock-based Compensation

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123 "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the Company beginning with the Company's quarter ended March 31, 2003. The Company has no current intention to change its policy of accounting for stock-based compensation.

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

Costs Associated With Exit Or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs incurred in a Restructuring). The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

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