Form 20-F
LUMINA COPPER CORP
filed 2004-06-18
CIK 1239197

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 ANNUAL REPORT

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For the Fiscal Year Ended December 31, 2003

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

Number of outstanding shares of each of the Company's classes of capital or common stock as of June 9, 2004: 13,964,434 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes: [X]          No: ___

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [X]   Item 18 ___

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

Convention

In this Annual Report all references to the "Company" refer to Lumina Copper Corp. (formerly First Trimark Ventures Inc.) and its subsidiaries. All references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada.  Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Lumina Copper Corp.

In this document, all references to "SEC" refer to the United States Securities and Exchange Commission. The Company's reporting currency is the Canadian dollar. References to"$", "Cdn Dollars", or "Cdn$" are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America.  Solely for the convenience of the reader, this Annual Report contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Measurement Conversion Information

In this Annual Report, metric measures are used with respect to mineral properties described herein.  For ease of reference, the following conversion factors are provided:

Imperial Measure       Metric Unit

             Imperial Measure

                      Metric Unit

1 mile	1.609 kilometres	2,204 pounds	1 tonne
1 yard	0.9144 metre	2,000 pounds/1 short ton	0.907 tonnes
1 acre	0.405 hectare	1 troy ounce	31.104 grams
1 US gallon	3.785 litres	1 imperial gallon	4.546 litres

Forward Looking Statements

This Annual Report includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct.  There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

GEOLOGIC TIME

The geological history of the earth is divided into Periods and sub-divided into Eras, based on ages as outlined below:

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Report:

"Au"	abbreviation for gold
"Advanced Stage"	means a mineral property that has substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion
"Commercial Development"

means a decision made by the Company, after extensive engineering, economic, environmental, design and feasibility studies are completed, to proceed with the removal and recovery for commercial profit of ores, minerals and mineral resources from any portion of a mining property

"Cu"	abbreviation for copper
"Cutoff grade"

is the lowest grade of mineralized material that qualifies as ore in a given deposit. It is used to define a mineral deposit that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale. continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices

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

"Metallurgy"	the science and art of extraction of metals from their ores and preparing them for use
"Mineralization"	the process by which minerals are introduced and concentrated within a host rock, and the product of this process
"NPI"	means a percentage of the gross dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted
"NSR"	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed
"Supergene"	said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions, also said of those solutions and of that environment

GLOSSARY OF NON-MINING TERMS

In this Annual Report, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

"Act"	means the Securities Exchange Act of 1934
"Acquisition"

means the acquisition by the Company from the shareholders of CRS of all of the issued and outstanding common shares and share purchase warrants of CRS in accordance with the terms in the Securities Exchange Agreement

"affiliate"	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended
"BC Act"	means the Business Corporations Act (British Columbia), as amended
"Common Shares"	means the common shares in the capital of the Company as presently constituted
"CPC" or "Capital Pool Company"

means a corporation:

(a)

that has been incorporated or organized pursuant to the laws of a jurisdiction in Canada;

(b)

that has filed and obtained a receipt for a preliminary prospectus from one or more of the provincial securities commission; and

(c)

in regard to which approval to a Qualifying Transaction has not been issued by the Exchange

"CRS"	means CRS Copper Resources Corp., a private company incorporated pursuant to the BC Act
"Exchange"	means the TSX Venture Exchange of Toronto, Ontario, Canada
"Exchange Policies"	means the policies of the Exchange as set forth in its Corporate Finance Manual
"National Instrument 43-101"	is an instrument made under the Securities Act of British Columbia for standards of disclosure for mineral projects
"Qualifying Transaction"	means a qualifying transaction as defined under Policy 2.4 of the Exchange Policies, and for the purposes of the Company means the Acquisition
"Securities Exchange Agreement" or "SEA"	means that formal securities exchange agreement among the Company, CRS and its shareholders dated effective January 27, 2003, pertaining to the Acquisition

PART I

Item 1.

IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.

KEY INFORMATION

A.   Selected Financial Data

Currency Exchange Rate Information:

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York.  The average rate means the average of the exchange rates on the last date of each month during a year.

	2003	2002	2001	2000	1999

High	$1.5747	$1.6003	$1.6034	$1.5583	$1.5475
Low	$1.3484	$1.5593	$1.4935	$1.4318	$1.4420
Average for Period	$1.4615	$1.5597	$1.5494	$1.4854	$1.4857
End of Period	$1.3484	$1.5593	$1.5928	$1.4995	$1.4433

The exchange rate on June 9, 2004 was $1.3541.

The high and low exchange rates for the most recent six months are as follows:

	Dec 2003	Jan 2004	Feb 2004	March 2004	April 2004	May 2004
High	1.3292	1.3380	1.3432	1.3476	1.3707	1.3968
Low	1.2924	1.2236	1.3102	1.3079	1.3093	1.3448

Financial Information

On January 27, 2003, the Company entered into a SEA with CRS and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS.  CRS was incorporated under the BC Act on October 3, 2001 and began operations in July 2002.  CRS was engaged in the acquisition, exploration and development of mineral resources, specifically advanced stage copper properties.

On May 23, 2003, pursuant to the SEA, the Company consolidated its common shares on a one for ten basis and issued to the security holders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 of the Company's post-consolidated common shares, exercisable at a price of $1.50 per share to May 23, 2005, to acquire a 100% interest in CRS.

The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of the Company. Consequently, the Company's financial statements and financial information provided in this Annual Report are presented from the perspective of CRS, the accounting acquirer in the May 23, 2003 transaction.

The following table sets forth for the periods indicated consolidated selected financial and operating data for the Company.  This selected financial data is derived from the Company's Consolidated Audited Financial Statements and Notes thereto as at December 31, 2003, 2002 and 2001. This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in many respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 17 to the Company's audited Consolidated Financial Statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future

Year Ended December 31
2003	2002 (restated) (2)	2001 (1)

Amounts in Accordance with Canadian GAAP (presented in Canadian dollars):

   Interest Income

   Total assets

   Net working capital

   Share capital

   Shareholders' equity (deficiency)

   Loss from operations

   Net Loss

   Loss per share (basic and diluted)

   Weighted average number of

     common shares outstanding (basic and diluted)

$46,141 $9,162,594 $3,010,783 $11,523,003 $8,648,187 ($1,287,848) ($1,256,574) ($0.21) 6,057,876	- $3,960,836 $2,423,200 $6,370,469 $3,013,634 ($3,358,657) ($3,356,101) ($0.41) 8,187,501	- - - $1 ($733) ($734) ($734) ($0.00) 8,187,501

Amounts in Accordance with U.S. GAAP (presented in Canadian dollars):

   Interest Income

   Total assets

   Net working capital

   Share capital

   Shareholders' equity (deficiency)

   Loss from operations

   Net Loss

   Loss per share (basic and diluted)

   Weighted average number of

     common shares outstanding (basic and diluted)

$46,141 $8,455,076 $3,010,783 $11,523,003 $7,940,669 ($1,957,491) ($1,926,217) ($0.32) 6,057,876	- $3,922,961 $2,423,200 $6,370,469 $2,975,759 ($3,396,532) ($3,393,976 ($0.42) 8,187,501	- - - $1 ($733) ($734) ($734) ($0.00) 8,187,501

Note:

 (1)

From inception on October 3, 2001.

 (2)

The Company's 2002 financial statements have been restated to record 5,060,000 units issued in 2002 at an estimate of their fair value on the date of their issuance ($0.75). This restatement is consistent with CICA 3870 and SPAS 123. This restatement has resulted in an increase in share capital, deficit, stock based compensation and net loss for the year ended December 31, 2002 of $3,325,067 and an increase in net loss per share of $0.40 (see Note 2(b) to the financial statements)

B.   Capitalization and Indebtedness

Not Applicable.

C. Reasons for Offer

Not Applicable.

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

(4)

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As none of the Company's mineral properties currently have mineralization reserves the Company has no revenues from operations. The Company has limited financial resources.  As of June 9, 2004 the Company had working capital of $7,851,581 which the Company anticipates will be sufficient funds for the Company's operations for the next 24 months.  The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's:

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

(7)

The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations

The Company has no history of pre-tax profit.  None of the Company's mineral properties have ore reserves.  The Company sustained operating losses for each of the fiscal years ended December 31, 2003, 2002 and 2001 of $1,256,574, $3,356,101 and $734 respectively.  The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing.  The Company may not be successful in generating revenues or raising capital in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

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

(9)

There are risks relating to an uncertain or unpredictable political environment in Argentina and Peru which may affect the Company's operations in that country

Some of the Company's mineral properties are located in Argentina and Peru.  There are risks relating to an uncertain or unpredictable political environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina recently suffered severe economic difficulties including significant currency devaluation.

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

There is the risk of political violence and increased social tension in both Argentina and Peru as a result of the economic crisis and both countries have experienced increased civil unrest, crime and labour unrest.  Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  Civil disruptions may become more frequent if the economic situation in Argentina and Peru continues to deteriorate.

(10)

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States

The Company is a Canadian corporation. All of its directors and all but one of its officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws.  If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors.  Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers.  Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non-U.S. resident executive officers or directors.

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

(21)

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company's stockholders

Management of the Company own collectively as of May 10, 2004, 5,038,532 shares being 36.18% of the Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on March 3, 2000 under the name "First Trimark Ventures Inc."  On May 23, 2003 the Company changed its name to Lumina Copper Corp.  The head office of the Company is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The Company's telephone number is (604) 687-0407.  The registered office of the Company is located at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The Company through its subsidiaries has administration offices In Argentina, Chile and Peru. The Company's common stock has been listed for trading on the Exchange for 4 years. The Company's common stock commenced trading on the American Stock Exchange on May 10, 2004.  See "Item 9(A) - Listing Details and Markets".

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

The Acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer and reported as a reverse take-over as the shareholders of CRS obtained control of the Company.

Since January 1, 2003, the beginning of the Company's last full financial year to December 31, 2003, in addition to the acquisition by the Company of CRS on May 23, 2003, the following important events have occurred in the development of the Company's mineral exploration business:

  On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C. to earn a 100% interest in the Galeno Property located in Northern Peru.  The property comprises four mining concessions (1,347.5 hectares).

  In July 2003 the Company acquired, by staking, the Pashpap deposit, located in Northern Peru. The property consists of eight (8) mining concessions (6,240 hectares).

   On August 3, 2003 the Company, through CRS, acquired from Corriente Resources Inc. of Vancouver, British Columbia, Canada all of the issued and outstanding shares in the capital of Corriente Argentina Inc.. Corriente Argentina Inc. is the owner of all of the issued and outstanding shares in the capital of Corriente Argentina S.A. which in turn is the owner of the Taca Taca Lower Property which consists of thirteen (13) mining concessions (2,546 hectares) which property is located in Salta Province, Northwestern Argentina.

  On August 4, 2003 the Company entered into an option agreement with Eastfield Resources Ltd. of Vancouver, British Columbia, Canada to earn up to a 100% interest in the OK Copper Property.  The property, consisting of seven (7) claims (3,075 hectares), is located near Powell River, British Columbia Canada. In February 2004 the Company dropped its interest in the OK Copper Property.

  On October 20, 2003 the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra both of Santiago, Chile wherein the Company was granted the exclusive option to acquire 100% of the Regalito property.  Located in Chile the property consists of 4,158 hectares.

  On November 21, 2003 the Company concluded an agreement with Northern Orion Resources Inc. of Vancouver, British Columbia to acquire 100% of the San Jorge Property. Located in Argentina the property consists of 2 mining concessions and is 444.6 hectares in size.

  On December 23, 2003 the Company completed into an agreement with General Minerals Corporation ("GMC") of Vancouver British Columbia to purchase 100% of GMC's 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system.  The collective group of concessions cover approximately 4,400 hectare and are located in central Chile.

  On January 8, 2004 the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile ("APDS") to acquire 100% of the Relincho Property. Located approximately 630 km north of Santiago Chile the property consists of 19,516 hectares.

  On March 3, 2004 the Company announced that it agreed to acquire the interest of New Inca Gold Ltd and AKD Ltd. collective interest in the Molino mining concession that lies contiguous to Lumina's Galeno mining concession in the Yanacocha district in Peru.

   On May 3, 2004 the Company completed the purchase of the Molino mining concession that lies contiguous to the  Company's Galeno property in the Yanacocha district of Peru.

In addition to the acquisition of the aforementioned mineral properties, the following important events have occurred in the development of the Company's business:

  On June 6, 2003 the Company granted incentive stock options under its stock option plan to five directors and officers enabling the purchase of 550,000 common shares of the Company at a price of $1.65 for a five year term.

  On August 8, 2003 the Company granted incentive stock options under its stock option plan to two employees enabling the purchase of 25,000 common shares of the Company at a price of $1.60 for a five year term.

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

  On January 8, 2004 the Company completed a private placement with a syndicate of underwriters led by Haywood Securities Inc. and including McFarlane Gordon Inc. and Northern Securities Inc., pursuant to which the underwriters agreed to purchase 1.9 million units of the Company on a bought deal basis, at a price of $4.25 per unit for aggregate proceeds of $8.075 million.  Each unit consists of one common share and one half of one share purchase warrant.  Each whole share purchase warrant will be exercisable by the holder to acquire one common share of the Company at a price of $5.50 for a period of 24 months subject to the right of the Company to accelerate the expiry date of the warrants to 21 days if its common shares trade above $7.00 for ten consecutive trading days.  The underwriters also exercised part of the "greenshoe option" and increased the size of the financing by 130,200 units for an additional $553,350 on the same terms and conditions. The Company received net proceeds of $8,146,476.

  Effective May 10, 2004 the Company's common shares commenced trading on the American Stock Exchange.

  On February 5, 2004 the Company commenced a $US300,000 drilling program  consisting of 2,500 metres of reverse circulation and diamond drilling program at the Company's Regalito Project in Central Chile.

  On April 13, 2004 the Company announced the discovery of significant new mineralization in its drilling program at Regalito and extended the drilling program.

  On May 31, 2004 the Company announced the discovery of significant additional mineralization in its drilling program at Regalito.

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

The present business of the Company is the acquisition of advanced stage copper exploration properties and other exploration mineral properties. The Company currently owns or has the right to acquire, directly or indirectly, all or a portion of the rights, title and interest in ten properties located in Canada, Peru, Argentina and Chile.  The Company's primary strategy is to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value.  In the event higher mineral prices do not occur, the Company's economic prospects will significantly suffer.  The Company's secondary objective is to explore its mining properties and to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

The Company is an exploration stage company and none of the Company's mineral properties have known ore reserves.  There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of a property is determined.  The Company has not yet begun exploration on any of its properties and does not intend to do so for the foreseeable future with the one exception that the Company has been since early 2004 carrying out a work program on the Regalito Property which originally consisted of underground mapping and sampling, 1,500 metre core and 300 metre reverse circulation geological drilling, and 1,000 metre core and 500 metre reverse circulation verification drilling, at an estimated cost of US$383,000.  Due to the discovery of significant new mineralization in its drilling program the Company has extended the drilling program. See "Significant Mineral Properties" for results of the work program.

All of the Company's mineral properties, with the exception of the Casino, San Jorge, Vizcachitas, Relincho and Hushamu properties, require further exploration, infill drilling, geotechnical analyses, metallurgical testing, mine and tailings layout and design and environmental base line work in order that pre-feasibility studies may be prepared.  If these studies were positive then full feasibility studies would be required in each case to establish if any of the properties were economically viable.  Economical viability will be affected by higher copper, gold and molybdenum prices as well as technological advances, improved infrastructure and lower power costs.

The following chart sets out the current status of each of the Company's mineral properties and the work to be required in order to determine if each property is economically viable:

Property	Pre-Feasibility	Feasibility	Work Required
Relincho	Yes	No	Exploration drilling and a feasibility study
Galeno	Yes	No	Infill drilling and a feasibility study
San Jorge	Yes	No	A feasibility study
Vizcachitas	Yes	No	Exploration drilling and a feasibility study
Regalito	No	No	Exploration drilling and a feasibility study
Redstone	No	No	Exploration drilling and a feasibility study
Pashpap	No	No	Exploration drilling and a feasibility study
Casino	Yes	No	A feasibility study
Taca Taca	No	No	Exploration drilling and a feasibility study
Hushamu	Yes	No	Exploration drilling and a feasibility study

The Company has five wholly-owned subsidiaries, being CRS Copper Resources Corp., Minera Lumina Copper Chile SA, a private Chilean company incorporated on August 20, 2003, Lumina Copper SAC, a private Peruvian company incorporated on February 18, 2003, Minera San Jorge SA., a private Argentinean company incorporated on May 30, 1997 and Vizcachitas Ltda., a private Bahamian company incorporated on May 22, 1999.  CRS in turn has two wholly-owned subsidiaries, Moraga Resources Corp., a private British Columbian company incorporated on September 29, 1986 and Corriente Argentina, Inc. a private Cayman company incorporated on July 29, 1994.  Corriente Argentina, Inc. in turn has one wholly owned subsidiary, being Corriente Argentina SA, a private Argentinean company incorporated on July 22, 1999. Vizcachitas Ltd. in turn has one wholly owned subsidiary, being Compania Minera Vizcachitas Holdings Ltd., a private Chilean company incorporated on January 13, 1998.  Lumina Copper SAC in turn has two wholly owned subsidiaries,1327008 Ontario Ltd., a private Ontario company incorporated on November 24, 1998, and Minera Andes del Norte SA, a private Peruvian company incorporated on March 31, 1995. 1327008 Ontario Ltd. in turn has one wholly owned subsidary being Easypac Minerals, Peru SA,.  a private company incorporated on October 25,  1994

The following is a summary of the property transactions entered into by the Company to date.

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

To maintain the option in good standing, on May 23, 2003, the Company made a cash payment of $50,000 to Great Basin Gold Ltd. and issued 100,000 warrants (each warrant entitling Great Basin Gold Ltd. to purchase one additional share of the Company for a period of two years, at $1.80 per share).  In addition to the warrants noted above, the Company issued a warrant to Great Basin on May 21, 2004 to permit Great Basin to buy 100,000 shares of the Company for a period of two years at an exercise price of $5.80, expiring May 21, 2006.  The Company must issue a further warrant by May 23, 2005 to permit Great Basin to buy 100,000 shares of the Company for a period of two years at a price being the maximum discount permitted by the Exchange from the closing price of the Company's shares on the Exchange on May 23, 2005.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin Gold Ltd. the additional sum of $1,000,000.  Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro & Associates (1982) Ltd ("Archer Cathro") and a claim purchase agreement with Wildrose Resources Ltd. ("Wildrose"). The royalties and encumbrances are as follows:

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

In September 2002 the Company, through CRS, acquired a 100% interest from Redstone Resources Inc. of Vancouver, British Columbia, in five (5) mining leases known as the Redstone Property comprising 5,661.75 hectares located in the Nahanni Mining District, Northwest Territories, Canada for total consideration of US$500,000 which sum has been paid.  In addition, the Company granted to Redstone Resources Inc. a NSR to be calculated monthly as follows:

NSR %	Average Price of Copper(1)
3%	If less than or equal to US$0.75 per pound
3.5%	If greater than US$0.75 and less than or equal to US$1.00 per pound
4%	If greater than US$1.00 per Pound

Note:

(1)

means the average of the New York Commodities Exchange final daily spot Prices for Copper reported for the calendar month of production.

On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C. to earn a 100% interest in the Galeno Property located in Northern Peru.  The property comprises four mining concessions (1,347.5 hectares).

Under the option agreement the Company may purchase the Galeno Property for cash payments totalling US$2.0 million as set out in the following table:

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

On December 22, 2003 the Company concluded an agreement with General Minerals Corporation ("GMC") of Vancouver British Columbia to purchase 100% of GMC's 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system.  The collective group of concessions cover approximately 4,400 hectare and are located in central Chile.  Under the agreement the Company  acquired from GMC all of the issued and outstanding shares of Vizcachitas Ltd., and the transfer of one share of Compania Minera Vizcachitas Holdings held in trust by GM Campana Ltd. GMC's interest in the Vizcachitas property is held through the GMC's subsidiary, Compania Minera Vizcachitas Holdings, a corporation incorporated under the laws of Chile, which in turn is owned by Vizcachitas Ltd. and GM Campana Ltd. both corporations incorporated under the laws of the Bahamas, which in turn are owned by GMC.  Pursuant to the agreement the Company issued to GMC 500,000 common shares together with a share purchase warrant entitling GMC to acquire, from time to time, up to 500,000 common shares of the Company at $3.20 per share until December 22, 2007.

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

On May 3, 2004 the Company acquired the interest of New Inca Gold Ltd and AKD Ltd.'s collective interest in the Molino mining concession that lies contiguous to Lumina's Galeno mining concession in the Yanacocha district in Peru for cash consideration of US$300,000 and a Net Profits Interest of up to 20% depending on the timing of production from the concession. The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006. The purchase agreement involved the sale of New Inca's Gold Ltd and AKD's respective Ontario and Peruvian registered subsidiaries to the Company.

In the fiscal year ending December 31, 2003 the Company spent approximately $4,120,000 on property acquisitions (consisting of $517,585 in cash payments and $3,602,822 in non-cash consideration). The Company has financed its property acquisition programs to date from its cash on hand derived from the sale of marketable securities and treasury stock.

See Item 3D- Risk Factors in particular (i) Seven of the Company's mineral properties are in foreign countries and (ii) The Company's mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company's mineral properties may be affected.

See Item 4D- Property Plant and Equipment for an overview of the Company's properties.

See Item 5 for an overview of the Company's financial position.

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

The present business of the Company is the acquisition of advanced stage copper properties as well as other mineral properties. The Company directly or thorough its wholly owned subsidiaries currently beneficially owns or has the right to acquire, directly or indirectly all, or a portion, of the rights, title and interest in ten (10) copper exploration properties.

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

Exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Grade Mo %
Measured and Indicated	0.4	184	0.59	0.024
Measured and Indicated	0.6	74	0.72	0.027

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

Exploration completed to date has identified the following for Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Grade Mo %
Inferred	0.4	101	0.51	0.017
Inferred	0.6	14	0.67	0.024

The Relincho property, is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

The Galeno Property, Peru

Acquisition

On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C.  ("Asuncion") to earn a 100% interest in the Galeno Property located in Northern Peru.

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

Property Information

The following is a description of the Galeno Property.  This description is taken from a report on the Galeno Property dated June 2, 2003 prepared by Diane Nicolson, Ph.D., MAIG of AMEC (Peru) S.A.

The Galeno Property is located 600 km by road north of the city of Lima, in the province of Cajamarca.  The property comprises four mining concessions that cover a total surface area of 1,347.5 hectares and which are centered on the El Galeno porphyry Cu-Au-Mo deposit.

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

The following table summarizes the portion of the historical estimate considered to be an Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Inferred	0.4%	486	0.57	0.14

The Galeno Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

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

The following table summarizes the portion of the historical estimate considered to be a Measured and Indicated Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Au g/t
Measured and Indicated	0.3%	255	0.44	0.2

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

The following table summarizes the portion of the historical estimate considered to be a Measured and Indicated Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Au g/t
Inferred	.3%	29	0.37	0.15

The San Jorge Property, is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Vizcachitas Property, Chile

Acquisition

On October 29, 2003 the Company entered into an agreement with General Minerals Corporation ("GMC") to purchase 100% of GMC's 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system. The collective group of concessions cover approximately 4,400 hectare and are located in central Chile. The terms of the agreement are that the Company will acquire from GMC all of the issued and outstanding shares of Vizcachitas Ltd., and the transfer of one share of Compania Minera Vizcachitas Holdings held in trust by GM Campana Ltd.  GMC's interest in the Vizcachitas property is held through the GMC's subsidiary, Compania Minera Vizcachitas Holdings, a corporation incorporated under the laws of Chile, which in turn is owned by Vizcachitas Ltd. and GM Campana Ltd. both corporations incorporated under the laws of the Bahamas, which in turn are owned by GMC.  The terms of the agreement are that the Company shall issue to GMC 500,000 common shares in the capital of the Company together with a common share purchase warrant entitling GMC to acquire, from time to time, up to 500,000 common shares of the Company at $3.20 per share for a period of four years. The 500,000 shares were issued by the Company on December 19, 2003.

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

Located in Chile the property consists of 4,158 hectares. To acquire the property the Company shall make payments totalling $900,000 over an 8 year period and take responsibility for concession maintenance payments. The Company has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, the Company will pay a minimum of $200,000 in respect of the payments described above for that year. After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, the Company will pay $200,000 per year until commercial production commences. After commercial production commences, the Company will pay a NSR of between 1 and 3% depending on the price of copper. The Company will be entitled to recover a portion of its payments above as an offset against the NSR.

Property Information

The Regalito Property is located in the 3rd region of Chile and hosts a large Andean type "porphyry copper" deposit that contains a significant amount of supergene and oxide copper mineralization.  Copper mineralization was first recognized on the property in the early 1980's. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, Niugini Mining and BHP.  A total of 6,717 metres of reverse circulation and diamond drilling in 65 holes have been completed on the property. Copper-molybdenum mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Previous drilling defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/sulphide zone and a sulphide zone.  Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for lateral expansion of the deposit

Recent Drilling

The Company initiated in early 2004 a work program on the property consisting of mapping, sampling, and resource confirmation and expansion drilling. To date, a total of 16 holes have been drilled consisting of both reverse circulation ("RC") and diamond core ("DD") drilling.

The initial focus of the drill program was to audit previous drilling programs carried out by Newmont, INCA/Nuigini and BHP and to test the depth and lateral extent of the known mineralization. The drilling program has encountered significant intercepts of copper oxide and secondary copper sulfide mineralization that were not intersected in the previous drill program and the drilling program was expanded in late April to further delineate the size and extent of the Regalito ore body. The drilling program remains in progress.

The results of the drilling program to date are listed below:

Drill Hole	From	To	Length	Cu	Leachability
	metres	metres	metres	%
RG 04-01 (RC)	4.00	258.00	254.00	0.44	92%
incl.	4.00	102.00	98.00	0.55
RG 04-02 (RC)	70.00	300.00	230.00	0.36	84%
incl.	70.00	110.00	40.00	0.48
Drill Hole	From	To	Length	Cu	Leachability
	metres	metres	metres	%
RG 04-01 (RC)	4.00	258.00	254.00	0.44	92%
incl.	4.00	102.00	98.00	0.55
RG 04-02 (RC)	70.00	300.00	230.00	0.36	84%
incl.	70.00	110.00	40.00	0.48
RG 04-03 (RC)	148.00	210.00	62.00	0.83	87%
incl.	158.00	210.00	52.00	0.90
RG 04-04 (DD)	66.00	348.00	280.00	0.38	85%
incl.	102.00	128.00	26.00	0.64
	148.00	234.00	86.00	0.45
	304.00	348.00	44.00	0.48
RG 04-05 (RC)	32.00	150.00	118.00	0.46	79%
incl.	32.00	70.00	38.00	0.53
	100.00	150.00	50.00	0.57
RG 04-06 (RC)	42.00	150.00	108.00	0.44	82%
incl.	42.00	70.00	28.00	0.54
RG 04-07 (RC)	58.00	150.00	92.00	0.34	82%
incl.	58.00	78.00	20.00	0.56
(DD)	150.00	404.00	254.00	0.12
RG 04-08 (RC)	34.00	114.00	80.00	0.53	82%
incl.	48.00	92.00	44.00	0.62
RG 04-09	To be drilled
RG 04-10 (RC)	30.00	70.00	40.00	0.89	87%
RG 04-11 (RC)	8.00	133.00	125.00	0.70	88%
(DD)	133.00	283.00	150.00	0.15
RG 04-12 (RC)	28.00	100.00	72.00	0.43	86%
(DD)	100.00	257.00	157.00	0.19
RG 04-13 (DD)	6.00	322.50	316.50	0.47	70%
incl.	6.00	32.00	26.00	0.76
	32.00	150.00	114.00	0.65
RG 04-14 (RC)	26.00	228.00	202.00	0.37	80%
incl.	214.00	228.00	14.00	0.60
RG 04-15 (RC)	116.00	144.00	28.00	0.32	80%
RG 04-16 (DD)	26.00	418.00	392.00	0.51	84%
incl.	42.00	78.00	36.00	0.88
	116.00	292.00	176.00	0.63
RG 04-17 (DD)	20.00	150.00	130.00	0.49	Pending
incl.	20.00	56.00	36.00	0.66

Copper mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Previous drilling defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/ secondary sulphide zone and a secondary sulphide zone.  Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for lateral expansion of the deposit.

The Regalito Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Redstone Property, Northwest Territories

Acquisition

Pursuant to an agreement dated effective September 24, 2002, the Company, through CRS, acquired a 100% interest in the Redstone Property from Redstone Resources, Inc. ("Redstone") a company controlled by Newmont Mining Corporation.  Pursuant to the terms of the purchase agreement the Company has agreed to pay an aggregate sum of US$500,000 which sum has been paid.

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

The Redstone copper deposit is located 290 kilometres south of Norman Wells   in the Nahanni Mining District, Northwest Territories. The property comprises 5 Mining Leases totalling 5,661.75 hectares (13,990 acres) owned by Lumina Copper Corp. The copper occurrences, which are of the "red-bed copper" type, were discovered by regional prospecting during 1961.   Subsequently, the property has undergone a number of exploration campaigns by the following companies: Redstone Mines Ltd., Cerro Mining Company of Canada Limited and Shell Canada Resources, Ltd. A total of 15,529 metres of diamond drilling in 56 holes has been completed to date on the property.

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

Exploration completed to date has identified the following Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Ag g/t
Inferred	2.5%	33.6	3.92	9.0

The Redstone property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

The Pashpap Property, Peru

In July 2003 the Company acquired, by staking, the Pashpap Property.

Property Information

The Pashpap Property, consisting of 8 mining concessions (6,240 Hectares) is located in Ancash department of northern Peru.  The Pashpap property contains an Andean type "porphyry copper" hydrothermal system that has at least five porphyry centres and a skarn zone. Copper mineralization was first recognised on the Pashpap property in 1914.  Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda.  A total of 16,245 metres of diamond drilling in 88 holes have been completed on the property.

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

To maintain the option in good standing the Company issued on May 23, 2003 to Great Basin 100,000 shares and 100,000 warrants (each warrant entitling Great Basin to purchase one additional share of the Company for a period of two years, at $.80 per share.)  In addition to the warrants noted above, the Company issued a warrant to Great Basin on May 21, 2004 to permit Great Basin to buy 100,000 shares of the Company for a period of two years at an exercise price of $5.80, expiring May 21, 2006.  The Company must issue a further warrent by May 23, 2005 to permit Great Basin to buy 100,000 shares of the Company for a period of two years at a price being the maximum discount permitted by the Exchange from the closing price of the Company's shares on the Exchange on May 23, 2005.

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

The exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Material	Cut-off	Tonnage Above Cut-off Million Tonnes	Gold	Copper	Moly	Cu Eq
	(%Cu)		g/t	%	%	%
Supergene Oxide(1)	0.3	42	0.35	0.33	0.02	0.67
Supergene Sulphide(1)	0.3	124	0.32	0.32	0.03	0.64
Hypogene(1)	0.3	798	0.22	0.20	0.02	0.45

(1)

Calculation of Copper equivalent was based on the following formula:

Cu EQ% = (Cu%) + (Aug/t x 11.25/17.64) + (Mo % 99.21/17.64) using metal prices of US$.80 a pound for copper, US$350 per ounce for gold and US$4.50 a pound for molybdenum.

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

1.

US$25,000 (which sum has been paid);

2.

US$25,000 and 100,000 shares of the Company on October 7, 2003 (which sum has been paid and shares issued);

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

The Taca Taca Property, consisting of 13 mining concessions (2546 Hectares), is located in the Puna (altiplano) region of northwest Argentina, in western Salta province.  It is approximately 230 km due west of the city of Salta and 55 km east of the Chilean border.  The Taca Taca Property contains a large Andean type "porphyry copper" hydrothermal system that has generated a significant amount of supergene and hypogene copper, molybdenum and gold mineralization.  The supergene zone is typically 20 m to 60 m thick and consists of chalcocite and covellite coatings on hypogene chalcopyrite and pyrite. Copper mineralisation was first recognized on the Taca Taca Property in the 1960's. Subsequently the property has undergone a number of exploration campaigns by the following companies: Falconbridge, Gencor, BHP Minerals, Corriente and Rio Tinto. A total of 24,033 metres of reverse circulation and diamond drilling in 156 holes have been completed on the property.

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

The exploration completed to date has identified the following for an Inferred Mineral Resource, as defined by National Instrument 43-101:

Class	Cut-off %Cu	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Inferred	0.4	106	0.66	0.13

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

The exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Class	Cut-off %Cu	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Measured	0.3	14.0	0.37	0.411
Indicated	0.3	49.7	0.37	0.411
Measured + Indicated	0.3	63.7	0.37	0.411

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

The exploration completed to date has identified the following for Inferred Resource, as defined by National Instrument 43-101:

Class	Cut-off %Cu	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Inferred	0.3	18.2	0.35	0.48

The Hushamu Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 provides the operating and financial review of the Company for the 2003, 2002 and 2001 fiscal periods.

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Annual Report, including, without limitation, the statements under "Operating and Financial Review and Prospects," "Information on the Company," and "Property, Plant and Equipment" and located elsewhere herein regarding industry prospects and the Company's financial positions are forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, neither can give any assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report under "Item 3(D) - Risk Factors."  All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

A.

Operating Results

The Company is a natural resource company, engaged it the acquisition, exploration and development of mineral properties. The Company does not have any producing properties at this time.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties and projects contain ore reserves that are economically recoverable.  In  accordance  with Canadian  generally accepted  accounting  principles, ("Canadian GAAP")  the Company  follows the practice of capitalizing all costs  related to acquisition, exploration and development of mineral  properties until such time as mineral properties are put into  commercial production, sold or abandoned.  If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future.  If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated  amount  recoverable unless there is persuasive evidence that an impairment allowance is not  required.  The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties.  On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future.  If there is little prospect of future work on a mineral  property project being carried out within a three year period from completion of previous activities,  the deferred  costs  related to that mineral  property  project are written down to the  estimated  amount  recoverable unless there is  persuasive evidence  that an impairment  allowance is not  required.  If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.  The amounts  shown for mineral  properties  and for mineral  property evaluation costs represent costs incurred to date less write-downs,  and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis.  As a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, ("U.S. GAAP") the Company capitalizes as intangible assets the acquisition costs of mineral use rights for parcels of land not owned by the Company. The Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified. See Note 17 to the Consolidated Financial Statements of the Company.

At the date of this Annual Report, although a resource as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary  work to demonstrate that these resources are economically recoverable has yet to be conducted.  Until a bankable feasibility study is completed on the Company's properties, there is no assurance that any of the deposits categorized as resources will be converted to reserves.  As such, the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of a property, or being able to realize the costs incurred on a subsequent disposal of a property.

The Company's Consolidated Financial Statements have been prepared on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its and management's ability to develop profitable operations and to continue to raise adequate financing. The Company's sole source of financing is by the issue of common stock from treasury.

Management notes that its ability to finance additional exploration on its resource properties is contingent on the outcome of exploration, copper prices and the availability of financing in capital markets, factors which are beyond the Company's control.  There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments.  Should  the Company be unable to realize on its assets and discharge its  liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management's expectations at the date of preparation. Events or circumstances  in the future,  many of which are beyond the control of the  Company,  may  impact  these  expectations  and  accordingly  could lead to different  assumptions  and estimates from those utilized in 2003.

The following  discussion and analysis of the financial  condition and operating results of the Company for the three fiscal periods ended December 31, 2003, 2002 and 2001 (the  "MD&A")  should be read in  conjunction  with the  Consolidated  Financial Statements  and  related  notes to the  financial  statements  which  have  been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP with comparisons with U.S. GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 17 to the Consolidated Financial Statements.

A.   Operating Results.

As the Company does not have any producing mineral properties, its primary sources of  revenue are through  interest  earned on amounts on deposit and foreign exchange gains. These amounts are used to offset some of the administrative operating expenses.  The interest income is dependent on the funds available for deposit and fluctuating interest rates.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties, deferred explorations and assets held for sale.  The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral properties and deferred exploration are critical accounting policies that affect judgments and estimates used in the preparation of the Company's financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian GAAP.  The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company's properties.

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

The Company has not yet determined whether the properties contain mineral reserves that are economically recoverable.  Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company's control, such as the market value of minerals recovered.

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

Liabilities and equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial  instruments with  characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November  2003,  the FASB issued FASB Staff Position  ("FSP") FAS 150-03  ("FSP  150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all  mandatorily  redeemable  non-controlling  interests  in  (and  issued  by) limited-life consolidated subsidiaries, and (b)  SFAS No.  150's  measurement guidance for other types of mandatorily  redeemable  non-controlling  interests, provided  they were created before November 5, 2003; (ii) for financial instruments  entered  into or  modified  after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise,  at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

Operating Results of the Company

As a result of the reverse take-over completed during 2003, the financial statements and the following discussion of the Company's operating results are presented from the perspective of CRS, the accounting acquirer in the reverse take-over.

Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002.

The Company's general and administrative expenses for the year ended December 31, 2003 were $1,287,848 compared to $3,358,657 for the year ended December 31, 2002 as a result of a decrease in stock-based compensation from $3,325,067 for the year ended December 31, 2002 to $582,387 for the year ended December 31, 2003. Included in the share capital of CRS at May 22, 2003, were 5,060,000 units ("Founders' Units") that were issued for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant. Included in the Founders Units were 600,000 units that were issued into escrow under a Voluntary Pooling Agreement ("VPA Founders' Units"). The Company has recorded compensation expense related to the issuance of all the Founders Units at their fair value of $0.75 per unit less the nominal consideration of $0.01 per unit received.

The compensation expense related to the VPA Founders' Units is recognized evenly over the period that these units are held in escrow under a Voluntary Pooling Agreement. The compensation expense related to the non-VPA Founders' Units has been recognized as a 2002 period expense.

During 2003, stock based compensation expense in the aggregate amount of $582,387 was recorded.  During 2003, the Company granted options to directors, employees and consultants for the purchase of up to 897,533 common shares.  Compensation expense in the amount of $434,387 was recorded on those options which vested during the year.  The Company also recorded $148,000 of compensation expense for VPA Founders' Units issued by CRS in 2002 for services rendered in 2003 by the recipient unit holders.

As the business activity of the Company commenced in the year ended December 31, 2003 with the acquisition of CRS all general and administrative expenses of the Company were significantly higher in all areas. In particular management and consulting fees for the year ended December 31, 2003 were $149,499 as compared to $nil for the year ended December 31, 2002; audit and accounting fees were $124,828 for the year ended December 31, 2003 as compared to $20,000 for the year ended December 31, 2002 and investor relations and promotion costs were $134,442 for the year ended December 31, 2003 as compared to $nil for the year ended December 31, 2002. In addition office and administration costs were $103,576 for the year ended December 31, 2003 as compared to $1,692 for the year ended December 31, 2002.

The Company incurred a net loss of $1,256,574 for the year ended December 31, 2003 as compared to a net loss of $3,356,101 for the year ended December 31, 2002.  This improvement of $2,101,527 is a result of a decrease in stock-based compensation in the year ended December 31, 2003. It should be noted however that there was a significant increase in all other expenses including accounting and audit fees, management and consulting services, investor relations and promotion costs, legal fees and office and administration to $124,828, $149,499, $134,442, $101,401 and $103,576 respectively due to the commencement of active business by the Company in the year ended December 31, 2003.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations.

Under Canadian GAAP, it is acceptable to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or the Company is unlikely to pursue exploration activities on the property.  Under US GAAP, mineral property exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP

Under current U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Company are treated as intangible assets.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

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

The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") to issues that include whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus in EITF Issue No 04-2 "Whether Mineral Rights are Tangible or Intangible Assets" ("EITF No. 04-2"), subject to ratification by the Financial Accounting Standards Board ("FASB"), that mineral interests conveyed by leases should be considered tangible assets. On March 31, 2004, the FASB ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard. On April 30, 2004 the FASB issued a FSP amending SPAS No 141 AND SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company will reclassify all of its mineral interests conveyed by leases from intangible assets to tangible assets when reporting under U.S. GAAP and cease amortizing exploration stage mineral property interests prior to the commencement of production upon adoption of EITF 04-2.

 Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at December 31, 2003 would have been reduced from $9,162,594 to $8,455,076 as a result of mineral interests amortized and mineral exploration costs expensed, under U.S. GAAP, of $237,985 and $469,533 respectively. The shareholders equity would have decreased form $8,648,187 under Canadian GAAP to $7,940,669 under U.S. GAAP as a result of the amortization of mineral interests and mineral exploration costs expensed. The loss for the year on the consolidated statement of operations ended December 31, 2003 would have increased from a loss of $1,256,574 applying Canadian GAAP to a loss of $1,926,217 as a result of the amortization of mineral interest and mineral exploration costs expensed under U.S. GAAP of $200,110 and $469,533 respectively. The cash flows used in operating activities in the consolidated statement of cash flows at December 31, 2003 would have increased from Canadian GAAP of ($564,425) to ($1,033,958) under U.S. GAAP as a result of mineral exploration costs expensed. In addition the cash flows from investing activities in the consolidated statement of cash flows at December 31, 2003 would have decreased from Canadian GAAP of ($728,272) to ($258,739) under U.S. GAAP as a result of mineral exploration costs expensed.

Fiscal year ended December 31, 2002 compared to fiscal period from incorporation on October 3, 2001 to December 31, 2001.

As the Company was incorporated on October 3, 2001 and did not commence operations until 2002, no year-to-year comparisons can be made.  Its expenses for the year ended December 31, 2002 were $3,358,657, consisting mainly of a stock-based compensation expense of $3,325,067 related to the issuance of units during 2002 and professional fees of $26,248 relating to due diligence and technical analysis of its mineral properties.  The Company incurred a net loss of $3,356,101 in 2002.  In 2002, the Company incurred $1,018,653 in property acquisition costs in acquiring the Redstone and Hushamu mineral properties, entering into an option agreement to acquire the Casino Property, and a deposit on the Taca Taca Property.  The Company did not incur any mineral exploration costs during fiscal 2002.

Comparison of Canadian GAAP and US GAAP as applicable to the Company's operations.

As explained above, there is a difference between US and Canadian GAAP with regard to the accounting for mineral property acquisition and exploration expenditures.

Had the Company followed US GAAP as outlined above, the assets of the Company in the Company's Consolidated Balance Sheet for the year ended December 31, 2002 would have been reduced from $3,960,836 to $3,922,961 as a result of the amortization of mineral interests under US GAAP in the amount of $37,875. In addition, the expenses and net loss of the Company in its Consolidated Statement of Operations for the year ended December 31, 2002 would have increased from a loss of $3,356,101 under Canadian GAAP to a loss of $3,393,976 as a result of the amortization of mineral interests under US GAAP in the amount of $37,875.

B.  Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, virtually all funding for the Company's business and ongoing operations has come from common share issuances.  During the year ended December 31, 2003, the Company raised net proceeds of $2,952,138 as compared to $2,445,401 in equity during the year ended December 31, 2002.

The Company's cash position (including temporary investments) at December 31, 2003 was $3,469,372 as compared to $2,333,183 at December 31, 2002, representing a 48% increase.

The Company's net working capital position (current assets less current liabilities) increased to $3,010,783 in the year ended December 31, 2003 from $2,423,200 in the year ended December 31, 2002 due primarily to an increase in cash as a result of a private placement and the exercise of 1,223,375 warrants and 10,000 options. The private placement was of 500,000 units at a price of $1.00 per unit for net proceeds of $500,000 each unit comprised one common share and a warrant to purchase one additional common share at a price of $1.50 until May 23, 2005.

As at December 31, 2003, amounts capitalized in respect of mineral properties increase to $5,598,594, from $1,018,653 as a result of the cost of new mineral properties in the year ended December 31, 2003.

The Company is in the acquisition and exploration stage on its mineral properties and therefore has no regular cash flow. In the short term, the Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its future acquisition costs and planned exploration expenditures will be met from the Company's working capital.  The Company has property payment and exploration commitments of $1,188,950 in 2004 and 2005.  In the event that the Company will require additional capital in order to finance further acquisitions and undertake exploration of mineral properties or for general and administrative expenses it will have to depend on raising funds by the issuance of shares.  Due to the general uncertainties of the financial markets, the Company cannot guarantee that it will be successful in raising any additional funds required.

As at June 9, 2004 the Company had working capital in the amount of $7,851,581. The Company expects that these funds will be expended as follows:

Description	Amount ($)
Acquisition payments on the El Galeno Property for 2004 and 2005	550,000
Acquisition payments on the Regalito Property for 200 4 and 200 5	3,000,000
Planned Exploration costs on the Regalito Property	1,000,000
Management Fees for the next 24 months	457,900
Overhead Costs for the next 24 months	840,000
Reserve for future exploration programs	1,000,000
Reserve for acquisition costs of new properties	1,000,000
Unallocated Working Capital	973,681
TOTAL	$7,851,581

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

C. Research and Development

Not applicable

D. Trend of Information

Not applicable

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of Contractual Obligations

The following table provides as of December 31, 2003 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mineral Property Purchase Obligations Redstone property	$388,950	Nil	$388,950	Nil	Nil
Other Long-term Obligations	Nil	Nil	Nil	Nil	Nil
Total	$388,950	$207,760	$388,950	Nil	Nil

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information as of June 9, 2004 about the Company's current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Anthony Floyd	53	President and Director	Inca Pacific Resources Inc.	President and Director
Robert Pirooz	40	Vice President, CFO Secretary and Director	Pan American Silver Corp.	Secretary and General Counsel
Ross Beaty	52	Director	Pan American Silver Corp.	Chairman of the Board and Chief Executive Officer
Aziz Shariff	54	Director	Intergulf Resources Corp.	Director
John Wright	51	Director	Pan American Silver Corp.	Director
David Strang	35	Vice-President	NIL	NA

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

Robert Pirooz, Vice-President, CFO, Secretary and Director

Mr. Pirooz is currently the Secretary and General Counsel of Pan American Silver Corp. (TSX; NASDAQ).  Mr. Pirooz studied commerce at Dalhousie University and received a law degree from the University of British Columbia in 1989.  Mr. Pirooz practised law in Vancouver and Victoria, British Columbia from May 1990 to February 1998 primarily in the areas of corporate and commercial and securities law.  Mr. Pirooz served as General Counsel, Vice-President and Secretary of Pan American Silver Corp. from April 1998 to October 2000 and from October 2000 to December 2002 was General Counsel and Vice President of the BCR Group of Companies. Mr. Pirooz is currently a lawyer and business consultant providing services through Iris Consulting Ltd and Mirador Law Corp. to Pan American Silver Corp. and a limited number of corporate clients; none of which other than Pan American Silver Corp. are in the mining industry. Mr. Pirooz will devote approximately 50% of his professional time to the Company's operations.

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

B.  Executive Compensation

There are presently three Executive Officers of the Company namely, Anthony Floyd (President), Robert Pirooz (Vice-President and Secretary) and David Strang (Vice-President).  "Executive Officer" means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's Executive Officers:

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Anthony Floyd[2] and President	2003 2002 2001	nil n/a n/a	nil n/a n/a	nil n/a n/a	200,000 n/a n/a	nil n/a n/a	nil n/a n/a	$60,000[6] n/a n/a
Robert Pirooz3 , CFO, Vice-President and Secretary	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	200,000 nil nil	nil nil nil	nil nil nil	$65,000[6] n/a n/a
David Strang[4] Vice-President, Corporate Development	2003 2002 2001	$14,400[7] n/a n/a	nil n/a n/a	nil n/a n/a	150,000 n/a n/a	nil n/a n/a	nil n/a n/a	$2,500[6] n/a n/a
Aziz Shariff[5] former CEO and President	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	50,000 nil nil	nil nil nil	nil nil nil	nil nil nil

1.

The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.

2.

Mr. Floyd was appointed President on May 23, 2003.

3.

Mr. Pirooz was appointed Vice-President on May 23, 2003 and CFO on June 1, 2004.

4.

Mr. Strang was appointed Vice-President, Corporate Development, on October 17, 2003.

5.

Mr. Shariff was CEO from August 3, 2000 to May 23, 2003 and President from March 8, 2000 to May 23, 2003.

6.

Paid for management and consulting services.

7.

Paid for the months of October and November only (annual salary is $104,400).

Options and Stock Appreciation Rights (SARs)

The Company has not issued any SARs

A total of 550,000 stock options were granted to the Executive Officers during the most recently completed financial year.

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

On June 6, 2003, 550,000 stock options were granted under the Stock Option Plan. On June 17, 2003 100,000 stock options were granted. On October 17th 2003 90,000 stock options were cancelled and 150,000 stock options were granted. On December 15, 2003 50,000 stock options were granted. See Item 6(e) for details of the stock options held by all of the Company's Directors and members of its administrative, supervisory and management bodies.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Anthony Floyd	Nil	$nil	200,000 / 0	$460,000
Robert Pirooz	Nil	$nil	200,000 / 0	$460,000
David Strang	Nil	$nil	50,000 / 100,000	$17,500 / $35,000
Aziz Shariff	Nil	$nil	75,533 / 0	$177,555.85

1.

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

2.

"In-the-Money Options" means the excess of the market value of the Company's shares on December 31, 2003 over the exercise price of the options. The closing price of the Company's shares on December 31, 2003 was $3.95.

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

The Board of Directors of the Company may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company's expense in order to assist the committee in fulfilling its responsibilities.

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

D.  Employees

The Company has one full time employee being David Strang, the Vice President of Corporate Development who is paid $8,666 per month plus benefits.  Two of the directors of the Company are geologists, namely Anthony Floyd and Ross Beaty. The President of the Company, Anthony Floyd, receives remuneration of $5,000 per month plus benefits, and the CFO, Vice-President and Secretary of the Company, Robert Pirooz, receives $5,416 per month plus benefits.

E.  Share Ownership

The following table lists as of June 9, 2004, the share ownership, including options and share purchase warrants of all of the Company's Directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Anthony Floyd	280,000	2.00%	200,000	200,000	$1.65 $1.50	June 8, 2008 May 23, 2005
Robert Pirooz	213,000	1.53%	200,000	200,000	$1.65 $1.50	June 8, 2008 May 23, 2005
Ross Beaty	4,122,532	29.57%	50,000	1,359,375(2)	$1.65 $1.50	June 8, 2008 May 23, 2005
Aziz Shariff	390,000	2.79%	22,533 50,000	90,000	$1.50 $1.65 $1.50	Mar. 5, 2005 June 8, 2008 Mar. 23,2005
John Wright	33,000.24%		50,000	25,000	$4.00 $1.50	Dec. 18, 2005 May 23, 2008
David Strang	NIL	N/A	150,000	NIL	$3.20	Oct. 17 2005

(1)

The percentage ownership is based on 13,964,434 shares outstanding as of June 9, 2004.

(2)

Issued to Kestrel Holdings Inc., a private company controlled by Ross Beaty.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As of June 9, 2004, to the best of the Company's knowledge, the following parties have ownership of 5% or greater of the Company's common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Ross Beaty	4,122,532	29.57%
Exploration Capital Partners 2000 Limited Partnership (1) and Global Resource Investments Ltd (2) acting in concert (3).	2,160,500	15.46%

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

B.  Related Party Transactions

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated within the last three years prior to the date hereof which will materially affect the Company or any of its subsidiaries, except as stated elsewhere in this Annual Report or as indicated below.

The Company paid $125,000 (2002 nil) for management and geological consulting services to a director and a company controlled by a director. As of December 31, 2003 accounts payable include $5,796 of these fees. The Company paid $5,000 to a company that employs a former director of the Company for the rental of office premises.

7C.

Not Applicable

Item 8.  FINANCIAL INFORMATION

A.  Consolidated Statement and Other Financial Information

See Item 17 for Financial Statements of the Company.

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

B.  Significant Changes

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,146,476, net of agent's fees and other issue costs in the amount of $481,874.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.

The Company issued 316,533 common shares for cash proceeds of $482,300 pursuant to the exercise of warrants and options.

On May 4, 2004, the Company acquired all of the shares of one Ontario company, which through two Peruvian subsidaries , owned a 100% interest in the Molino mining concession.  Consideration for the acquisition was US$300,000. The vendors retained a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.

Item 9.  THE LISTING

A.  Listing Details and Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol LUM. The Common Shares of the Company were called for trading on the American Stock Exchange ("Amex") as "LCC" on May 10, 2004.  The following table sets out the market price range of the Common Shares on the Exchange for each full quarterly period within each of the calendar years indicated:

Market Prices	High ($)	Low ($)	Trading Volume
Annual High and Low 2003 2002 2001 2000 (Sept.5/00 to Dec 31/00)	4.55 0.50 0.60 0.77	1.00 0.08 0.17 0.42	1,873,568 12,318 2,936 58,870

Quarterly High and Low

1st Quarter - 2004

1st Quarter - 2003

2nd Quarter - 2003

3rd Quarter - 2003

4th Quarter - 2003

1st Quarter - 2002

2nd Quarter - 2002

3rd Quarter - 2002

4th Quarter - 2002

1st Quarter - 2001

2nd Quarter - 2001

3rd Quarter - 2001

4th Quarter - 2001

1st Quarter - 2000

2nd Quarter - 2000

3rd Quarter - 2000 <from Mar/00>

4th Quarter - 2000

	8.65 n/a 2.00 3.15 4.55 0.50 0.35 0.20 0.11 0.62 0.40 0.45 0.35 n/a n/a 0.77 0.73	3.50 n/a 1.85 1.50 3.00 0.25 0.22 0.08 0.11 0.45 0.40 0.30 0.17 n/a n/a 0.55 0.42	1,974,084 n/a 51,000 506,014 792,340 3,750 3,750 18,385 2,000 2,688 2,000 1,611 6,300 n/a n/a 152,450 3,235
Most Recent Six Months(1) May 2004 April 2004 March 2004 February 2004 January 2004 December 2003	7.51 8.65 7.70 6.70 4.10 4.41	5.73 6.70 6.40 3.50 3.50 3.80	336,046 747,294 626,537 985,647 361,900 365,964

Notes

(1)

the common shares of the Company were halted from trading from November 22, 2002 to May 28, 2003 pending the completion of the Acquisition.

The following table sets out the market price range of the Common Shares in US$ on the Amex since May 10, 2004:

Market Prices	High ($)	Low ($)	Trading Volume
May 2004 to June 7, 2004	6.35	4.07	39,300

9B.

PLAN OF DISTRIBUTION

Not Applicable

9C.

MARKETS

The Company's Common Shares are listed and traded in Canadian on the Exchange under the symbol "LUM". In addition, the Common Shares are listed and traded on the Amex as of May 10, 2004 under symbol "LCC".

Item 10.  ADDITIONAL INFORMATION

A.   Share Capital

Not applicable

B.  Memorandum and Articles of Incorporation

The Company was incorporated under the laws of the Province of British Columbia Canada.

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

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn$50,000,000 or with assets of between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

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

None

C.  Material Contracts

Other than contracts described elsewhere in this Annual Report there are no contracts that may be regarded as presently material.

D.  Exchange Controls

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

E.  Taxation

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

F. Dividends and paying agents

Not Applicable

G. Statements by Experts

Not Applicable

H.  Documents on Display

The Company is a reporting company under the Act and is a "foreign private issuer" as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Act, as amended and registration statements, reports and other documents under the Act, as amended.

The Company is required to file financial statements and other information with the Securities Commissions in the Provinces of Alberta and British Columbia, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

The Documents concerning the Company which are referred to in this Annual Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

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

None

Item 13.  DEFAULTS, DIVIDENTD ARREARAGES AND DELINQUENCIES

None

Item 14.  MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15:

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's President and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Act, amended as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Act.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent fiscal quarter, there have not been any significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16A:

AUDIT COMMITEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Aziz Shariff of the Audit Committee meets the requirements of an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.             CODE OF ETHICS

The Company recently adopted a code of ethics that applies to all the Company's Officers, including the President and the Chief Financial Officer.  A copy of the code of ethics is filed as an exhibit to this annual report.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP acted as the Company's independent auditor for the fiscal periods ended December 31, 2003, 2002 and 2001. The chart below sets forth the total amount billed the Company by Grant Thornton LLP for services performed in the years 2003 and 2002 and breaks down these amounts by category of service in Cdn$:

Year 2003 $	Year 2002 $
Audit	57,853	Nil
Audit Related	19,150	Nil
Tax	Nil	Nil
All Other Fees	Nil	Nil

"Audit Fees" are the aggregate fees billed by Grant Thornton LLP for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

"Audit-Related Fees" are fees charged by Grant Thornton LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company's financial reporting.

"Tax Fees" are fees for professional services rendered by Grant Thornton LLP for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Grant Thornton LLP. Any services provided by Grant Thornton that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

PART III

Item 17.  FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

Report of Independent Auditors dated March 10, 2004

Comment by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Audited Consolidated Balance Sheets as of December 31, 2003 and 2002

Audited Consolidated Statements of Operation and Deficit for the cumulative period from inception (October 3, 2001) to December 31, 2003, the Fiscal Years Ended December 31, 2003, 2002 and the period from inception (October 3, 2001) to December 31, 2001

Audited Consolidated Statement of Cash Flows for the cumulative period from inception (October 3, 2001) to December 31, 2003, the Fiscal Years Ended December 31, 2003, 2002 and the period from inception (October 3, 2001) to December 31, 2001.

Audited Consolidated Statement of Changes in Shareholders' Equity.

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31, 2003 and 2002.

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18.  FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19.  EXHIBITS

3.1.

Memorandum and Articles of Incorporation (superscript 1)

10.1

Altered Memorandum re Change of Name (superscript 1)

10.2

Option Agreement dated July 15, 2002 between CRS

and Great Basin Gold Ltd. regarding the Casino Property (superscript 1)

10.3

Option Agreement dated September 24, 2002 between

CRS and Redstone Resources, Inc., a company controlled

by Newmont Mining Corporation regarding the Redstone

Property (superscript 1)

10.4

Agreement dated August 21, 2002 between CRS and iTech

Capital Corp. (formerly Jordex Resources Ltd.) regarding the

Acquisition of 100% of Moraga Resources Corp., which in turn owns the Hushamu Property (superscript 1)

10.5

Stock Option Plan (superscript 1)

23.1

Consent of Auditors (superscript 1)

23.2

Consent of Andrew Gourlay (superscript 1)

23.3

    Consent of C.M. Rebagliati  (superscript 1)

23.4

    Consent of Ross Banner C.M. Rebagliati  (superscript 1)

23.5

    Consent of  David Pawliuk (superscript 1)

23.6

    Consent of Steven Blower (superscript 1)

23.7

   Consent of Diane Nicolson   (superscript 1)

23.8

   Consent of  N.C. Carter (superscript 1)

23.9     Agreement dated October 2002 between CRS and

              Corriente Resources Ltd. regarding the Taca Taca Property (superscript 1)

23.10A

Agreement dated June 9, 2003 between the Company and

              Las Asuncion Negociacion Minera S.A.C. regarding the

El Galeno Property (superscript 1)

23.10B

Amendment to Agreement dated June 9, 2003 between the Company and

              Las Asuncion Negociacion Minera S.A.C. regarding the

El Galeno Property  (superscript 1)

23.11     Agreement dated October 2003 between the Company and La Compañia

Minera Caserones and Sociedad Minera California Una de la Sierra de

Peña Negra to acquire 100% of the Regalito Copper property. (superscript 2)

23.12     Agreement dated October 28, 2003 between the Company and

Northern Orion Resources Inc. regarding the San Jorge Property (superscript 2)

23.13

    Agreement dated October 29, 2003 between the Company and

General Minerals Corporation regarding the Vizcachitas Property (superscript 2)

23.14     Agreement dated December 17, 2003 between the Company and

Andes Pacific Development S.A. regarding the Relincho Property (superscript 3)

23.15

    Agreements dated April 30, 2004 between the Company and  New Inca Gold Limited regarding the El Molino mining concession

11.1       Code of Ethics

12.1       Certification of CEO required by Rule 13a-14(a) or   Rule 15d-14(a)

12.2       Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1

Certification  of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to  Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification  of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)  These exhibits were previously filed with the Company's  Registration Statement on Form 20-F dated June 11, 2003.

(2)  These exhibits were previously filed with the Company's  Amended Registration Statement on Form 20-F dated November 28, 2003

(3)  These exhibits were previously filed with the Company's  Amended Registration Statement on Form 20-F dated January 23, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated:  June 9, 2004

               LUMINA COPPER CORP.

               By: /s/Anthony Floyd /s/

                      AnthonyFloyd,

                      President

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly FIRST TRIMARK VENTURES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

Grant Thornton LLP

Chartered Accountants

Management Consultants

Report of Independent Auditors

To the Shareholders of Lumina Copper Corp.

We have audited the consolidated balance sheets of Lumina Copper Corp. (An Exploration Stage Enterprise), (formerly First Trimark Ventures Inc.), as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, cash flows and statement of changes in shareholders' equity for the years ended December 31, 2003 and 2002, the period from inception (October 3, 2001) to December 31, 2001 and for the cumulative period from inception (October 3, 2001) to December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and deficit and its cash flows for the years ended December 31, 2003 and 2002, the period from inception (October 3, 2001) to December 31, 2001 and for the cumulative period from inception (October 31, 2001) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada March 10, 2004	/s/Grant Thornton LLP /s/
Grant Thornton LLP Chartered Accountants

Comment by Auditors for US Readers on Canada - US Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a restatement of the Company's historical financial statements, such as the change described in Note 2 to the consolidated financial statements.  Our report to the shareholders dated March 10, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors' report when the restatement is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada March 10, 2004	/s/Grant Thornton LLP /s/
Grant Thornton LLP Chartered Accountants

P.O. Box 11177, Royal Centre

Suite 2800

1055 West Georgia Street

Vancouver, British Columbia

V6E 4N3

T(604) 687-2711

F(604) 685-6569

EVancouver@GrantThornton.ca

Wwww.GrantThornton.ca

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED BALANCE SHEETS December 31, 2003 and 2002

	2003	2002
		(restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,469,372	$2,333,183
Receivables	51,966	-
Subscriptions receivable	-	600,000
Prepaid expenses	3,852	-

TOTAL CURRENT ASSETS	3,525,190	2,933,183

DEFERRED ACQUISITION COSTS	-	9,000

EQUIPMENT (Note 5)	38,812	-

MINERAL PROPERTIES (Note 6)	5,598,592	1,018,653

TOTAL ASSETS	$9,162,594	$3,960,836

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$89,069	$-
Accrued liabilities	43,000	35,000
Due to related parties (Note 7)	-	267,223
Current portion of property purchase obligations (Note 8)	382,338	207,760

TOTAL CURRENT LIABILITIES	514,407	509,983

MINERAL PROPERTY PURCHASE OBLIGATIONS (Note 8)	-	437,219

TOTAL LIABILITIES	514,407	947,202

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 9)	11,523,003	6,370,469

CONTRIBUTED SURPLUS	10,485	-

STOCK OPTIONS (Note 10)	436,097	-

WARRANTS (Note 11)	1,292,011	-

DEFICIT	(4,613,409)	(3,356,835)

	8,648,187	3,013,634

TOTAL SHAREHOLDERS' EQUITY	$9,162,594	$3,960,836

Subsequent events (Note 18)

APPROVED BY THE DIRECTORS
"Anthony Floyd"
Director
"Robert Pirooz"
Director

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the Cumulative Period from Inception (October 3, 2001) to December 31, 2003		For the Year Ended December 31, 2003			For the Year Ended December 31, 2002			For the Period from Inception (October 3, 2001) to December 31, 2001
						(restated)

GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation (Note 9(e))	$3,907,454			$582,387			$3,325,067			$-
Management and consulting services	149,499			149,499			-			-
Audit and accounting	144,828			124,828			20,000			-
Investor relations and promotion	134,442			134,442			-			-
Legal	108,383			101,401			6,248			734
Office and administration	105,268			103,576			1,692			-
Regulatory and transfer agent fees	73,043			67,393			5,650			-
Corporate development	18,744			18,744			-			-
Amortization	5,578			5,578			-			-

	4,647,239			1,287,848			3,358,657			734

OTHER INCOME (EXPENSE)
Interest income	46,141			46,141			-			-
Interest expense	(36,061)			(36,061)
Mineral property written-off	(49,491)			(49,491)			-			-
Property investigations	(14,068)			(14,068)			-			-
Foreign exchange gain	87,309			84,753			2,556			-

	33,830			31,274			2,556			-

NET LOSS FOR THE PERIOD	(4,613,409)			(1,256,574)			(3,356,101)			(734)

DEFICIT, BEGINNING OF PERIOD	-			(3,356,835)			(734)			-

DEFICIT, END OF PERIOD	$(4,613,409)			$(4,613,409)			$(3,356,835)			$(734)

BASIC AND DILUTED LOSS PER SHARE				$0.21			$0.41			$0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		-	-	6,057,876	-	-	8,187,501	-	-	8,187,501

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Cumulative Period from Inception (October 3, 2001) to December 31, 2003	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period from Inception (October 3, 2001) to December 31, 2001
			(restated)

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(1,288,342)	$(1,256,574)	$(3,356,101)	$(734)
Items not involving cash:
Amortization	5,578	5,578	-	-
Stock-based compensation	582,387	582,387	3,325,067	-
Mineral property written-off	49,491	49,491	-	-
Net changes in non-cash working capital items:
Receivables	(33,694)	(33,694)	-	-
Prepaid expenses	(3,852)	(3,852)	-	-
Accounts payable	84,239	84,239	-	-
Accrued liabilities	43,000	8,000	35,000	-

	(561,193)	(564,425)	3,966	(734)

FINANCING ACTIVITIES
Due to related parties	-	(267,223)	266,490	733
Shares and warrants issued for cash, net of issue costs	4,797,540	2,352,138	2,445,401	1
Cash received for subscriptions receivable	600,000	600,000	-	-
Mineral property purchase obligations	(202,460)	(202,460)	-	-

	5,195,080	2,482,455	2,711,891	734

INVESTING ACTIVITIES
Cash acquired on acquisition of Lumina, net of acquisition costs (Note 4)	349,338	349,338	-	-
Deferred acquisition costs	(9,000)	-	(9,000)	-
Purchase of equipment	(44,390)	(44,390)	-	-
Expenditures on mineral properties	(1,400,282)	(1,026,608)	(373,674)	-

	(1,104,334)	(721,660)	(382,674)	-

FOREIGN EXCHANGE	(60,181)	(60,181)	-	-

INCREASE IN CASH AND CASH EQUIVALENTS	3,469,372	1,136,189	2,333,183	-

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	2,333,183	-	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,469,372	$3,469,372	$2,333,183	$-

Supplemental cash flow information (Note 12)

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) (formerly First Trimark Ventures Inc.) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
	Common Shares		Deficit Accumulated during the	Total Shareholders'
	Number	Amount	Exploration Stage	Equity (Deficiency)

Common stock issued for cash at $1.00 per share	1	$1	$-	$1
Net loss for the period from inception to December 31, 2001	-	-	(734)	(734)

Balance, December 31, 2001	1	1	(734)	(733)
Common stock issued for cash and past services at $0.75 per share	4,460,000	3,345,000	-	3,345,000
Common stock issued for cash and future services valued at $0.75 per share	600,000	6,000	-	6,000
Recognition of compensation expense	-	24,667	-	24,667
Common stock issued for cash at $1.00 per share	2,415,000	2,415,000	-	2,415,000
Common stock issued as finder's fee	112,500	112,500	-	112,500
Shares subscribed	600,000	600,000	-	600,000
Finder's fee	-	(112,500)	-	(112,500)
Professional fees	-	(20,199)	-	(20,199)
Net loss for the year ended December 31, 2002	-	-	(3,356,101)	(3,356,101)

Balance, December 31, 2002	8,187,501	6,370,469	(3,356,835)	3,013,634

Acquisition of 100% of the outstanding common shares of CRS	-	227,900	-	227,900
Share capital of FTV at May 22, 2003	768,700	-	-	-
Common shares issued for cash at $1 per share	500,000	289,075	-	289,075
Common shares issued on exercise of options	10,000	16,500	-	16,500
Recognition of compensation expense on options exercised	-	7,805	-	7,805
Common shares issued on exercise of warrants	1,223,375	1,865,063	-	1,865,063
Fair value of warrants exercised	-	172,191	-	172,191
Common shares issued for mineral property payments	681,875	2,426,000	-	2,426,000
Recognition of compensation expense on shares issued by CRS in 2002	-	148,000	-	148,000
Contributed surplus	-	-	-	10,485
Stock based compensation on unexercised vested options (Note 10)	-	-	-	436,097
Fair value of unexercised warrants (Note 11)	-	-	-	1,292,011
Net loss for the year ended December 31, 2003			(1,256,574)	(1,256,574)

Balance, December 31, 2003	11,371,451	$11,523,003	$(4,613,409)	$8,648,187

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

1.

NATURE OF OPERATIONS

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

The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of LCC.

The Company has entered into mineral property acquisition and option agreements that will require future outlays of cash in order to maintain the properties and options in good standing or in order to fulfil contractual obligations.  The Company's continuing operations as intended are dependent on management's ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

RESTATEMENTS

(a)

As disclosed in Note 17, the Company's financial statements presented in accordance with U.S. GAAP for the year ended December 31, 2002 have been restated to reflect the Company's interest in mineral properties as an intangible asset under the Financial Accounting Standards Board (FASB) Statement No. 142 - "Goodwill and Other Intangible Assets".

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

2.

RESTATEMENTS  (continued)

Under U.S. GAAP, this has resulted in a reduction in expense for the year ended December 31, 2002 of $980,778, representing the difference between the amount of mineral property acquisition costs previously expensed and the amortization of these mineral property interests which are now presented as an intangible asset.  In addition, assets and shareholders' equity have both been increased by this amount.  This restatement also resulted in a decrease in the loss per share amounts for the year ended December 31, 2002 of $0.12.

(b)

The Company's financial statements for the year ended December 31, 2002 have also been restated to record the issuance of 5,060,000 units at an estimate of their fair value on the date of their issuance ($0.75) rather than the nominal value received at which they were previously recorded.  This restatement is consistent with CICA 3870 and SFAS 123.

This restatement has resulted in an increase in share capital and an increase in expenses and deficit accumulated during the exploration stage for the year ended December 31, 2002  and for the cumulative period from inception to December 31, 2003 in the amount of $3,325,067 (increase in loss per share of $0.40 for the year ended December 31, 2002).

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  They include the accounts of LCC and its subsidiaries.  The accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 17.

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

December 31, 2003 and 2002

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

All capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

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

This alternative interpretation would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral interests such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be from 4 to 11 years.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

If the Company did account for its contract based mining assets as intangible assets and amortized these intangibles assets on a straight-line basis over the period in which the Company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties, the Company's financial statements would change as follows:

	For the Cumulative Period from Inception to December 31, 2003	For the Year Ended December 31, 2003 Increase (Decrease)	For the Year Ended December 31, 2002 Increase (Decrease)	For the Year Ended December 31, 2001 Increase (Decrease)
Mineral properties	$(237,985)	$(237,985)	$(37,875)	$nil
Shareholders' equity	$(237,985)	$(237,985)	$(37,875)	$nil
Amortization expense	$237,985	$200,110	$37,875	$nil
Loss for the period	$237,985	$200,110	$37,875	$nil

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

(g)

Stock based compensation

Effective January 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and other Stock-based Payments.  The new recommendations have been applied prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2003.  The change in accounting policy did not result in any adjustment to the Company's opening deficit balance.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company follows the fair value method for recording compensation for all awards made to non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.

Prior to January 1, 2003, the Company elected not to follow the fair value based method of accounting for stock options granted to directors and employees.  No compensation expense was recognized when stock options were granted if the exercise price of the stock options granted was at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares was credited to share capital.  Additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, was disclosed as pro-forma information.

(h)

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

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date.  A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

(i)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.  The Company uses the treasury stock method to calculated the fully diluted earnings per share.  Under this method, all options whose average exercise price is less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are assumed to be converted at the average share price during the period.  Also under this standard, certain shares that are considered contingently issuable, such as escrowed shares subject to release based on performance criteria, are excluded from the calculation of weighted average common shares outstanding.  Fully diluted per share amounts are not presented in fiscal 2003 as the effect of outstanding options and warrants is anti-dilutive.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

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

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(k)

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.  Where capital stock is issued for other than cash and the number of shares is sufficiently large that the quoted market value per share may not represent an appropriate value to be assigned to such issue, the issued shares are valued at an amount equal to the fair market value of the consideration received for such issuance, or, in the absence of a determinable fair market value, at the net book value of the net assets acquired.

(l)

Comparative amounts

Pursuant to accounting guidelines for a reverse take-over, the comparative amounts presented in the consolidated balance sheet are based on the audited financial statements of CRS as at December 31, 2002.  The comparative amounts presented in the consolidated statements of operations and deficit and the consolidated statements of cash flows are based on the audited financial statements of CRS for the year ended December 31, 2002 and for the period from inception on October 3, 2001 to December 31, 2001.

4.

ACQUISITION

On May 23, 2003, LCC acquired 100% of the outstanding securities of CRS, consisting of common shares and warrants to purchase CRS shares.  As the former shareholders of CRS held, directly or indirectly, a majority of the outstanding shares of LCC following the acquisition, CRS has been identified as the acquirer of LCC in the business combination and the transaction has been accounted for as a reverse take-over using the purchase method of accounting.  Accordingly,  LCC has been deemed to issue 8,187,501 common shares, 5,657,500 warrants, and 53,667 stock options at an estimated fair value aggregating $353,780, based on the fair values of the net assets of LCC deemed to have been acquired by CRS.

The following table summarizes the allocation of the aggregate purchase price of the net identifiable assets of LCC deemed to be acquired by CRS on May 22, 2003:

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

4.

ACQUISITION  (continued)

Allocation
Net Identifiable assets acquired
Current assets	$450,299
Less: payables and accruals	4,830

$445,469
Consideration
8,187,501 LCC common shares	$227,900
5,657,500 LCC warrants	105,880
53,667 LCC options	20,000
Acquisition costs	353,780

$445,469

5.

EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Furniture and computer equipment	$ 44,390	$ 5,578	$ 38,812	$ -

6.

MINERAL PROPERTIES

At December 31, 2003, the Company's mineral properties are comprised of properties located in North and South America.

	Canada	Argentina	Peru	Chile	Total

Balance, December 31, 2001	$ -	$ -	$ -	$ -	$ -

Property acquisition costs	960,729	57,924	-	-	1,018,653

Balance, December 31, 2002	960,729	57,924	-	-	1,018,653

Property acquisition costs	116,427	753,261	165,889	3,084,830	4,120,407

Property exploration costs
Geological	26,463	53,284	38,327	106,763	224,837
Taxes and filing fees	32,703	28,265	24,035	26,602	111,605
Project management	28,000	6,000	6,000	36,380	76,380
Field office and administration	-	42,552	5,734	3,773	52,059
Maps and reports	10,524	8,607	3,972	-	23,103
Travel and accommodation	7,553	1,727	5,163	2,371	16,814
Sample analysis	2,110	-	248	6,126	8,484
Value added tax	-	849	1,278	-	2,127
Recoveries	(6,386)	-	-	-	(6,386)

Net additions during year	217,394	894,545	250,646	3,266,845	4,629,430

Written-off	(49,491)	-	-	-	(49,491)

Balance, December 31, 2003	$1,128,632	$ 952,469	$ 250,646	$3,266,845	$ 5,598,592

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

Canada

	Casino	Redstone	Hushamu	OK	Total

Balance, December 31, 2001	$ -	$ -	$ -	$ -	$ -

Property acquisition costs	55,000	762,565	143,164	-	960,729

Balance, December 31, 2002	55,000	762,565	143,164	-	960,729

Property acquisition costs	104,602	-	1,825	10,000	116,427

Property exploration costs
Taxes and filing fees	2,415	27,980	-	2,308	32,703
Project management	6,000	6,000	6,000	10,000	28,000
Geological	-	-	3,290	23,173	26,463
Maps and reports	4,435	-	4,187	1,902	10,524
Travel and accommodation	-	-	1,169	6,384	7,553
Sample analysis	-	-	-	2,110	2,110
Recoveries	-	-	-	(6,386)	(6,386)

Net additions during year	117,452	33,980	16,471	49,491	217,394

Write-off	-	-	-	49,491	(49,491)

Balance, December 31, 2003	$ 172,452	$ 796,545	$ 159,635	$ -	$ 1,128,632

(a)

Casino Property

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

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange (the "Listing Date") or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

(ii)

issuing warrants to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 during 2003);

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

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

(b)

Redstone Property

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Company acquired a 100% interest in the Redstone Property by agreeing to pay:

(i)

US $100,000 cash on closing (paid in 2002);

(ii)

US $100,000 cash on March 24, 2003 (paid in 2003);

(iii)

US $300,000 cash on March 24, 2004; and

(iv)

A net smelter returns royalty ranging from 3% to 4%, depending on the prevailing commodity price of copper.

A debenture for US $400,000 bearing interest at 0% if payments are made on time, and  at 15% if a payment is late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Company's obligations under the agreement.  The Company is current in its obligations under this debenture.

(c)

Hushamu Property

The Hushamu property consists of 144 mineral claims located on northern Vancouver Island, British Columbia.

Pursuant to an agreement dated August 21, 2002 with Itech Capital Corp. ("ITECH"), the Company agreed to acquire all the shares of Moraga Resources Ltd. ("Moraga"), a British Columbia company, in consideration of cash payments in the aggregate of $110,000 (paid in 2002).

In addition, the Company paid ITECH interest at the rate of 5% per annum, calculated monthly, on balances owing from August 22, 2002; reimbursed ITECH for specified expenses aggregating $15,692; and must pay ITECH another $1,000,000 if a decision is made to place the Hushamu property into production.  The Hushamu property interest is subject to a 10% Net Profits Royalty payable to a third party.

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

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

(d)

OK Property

Pursuant to an agreement dated April 24, 2003, the Company was granted an option by Eastfield Resources Ltd. ("Eastfield") to earn an 80% interest in 7 mineral claims located near Powell River, British Columbia in consideration of a total of $330,000 ($10,000 paid) in cash payments and incurring a total of $600,000 in exploration expenditures on the property, to be paid and expended to April 24, 2009.  Upon earning an 80% interest in the property, the Company could purchase the remaining 20% interest for $1,000,000.

Subsequent to December 31, 2003, the Company terminated the option on the property.  An aggregate $49,491 of acquisition and exploration costs have been written off.

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2001	$ -	$ -	$ -

Property acquisition costs	57,924	-	57,924

Balance, December 31, 2002	57,924	-	57,924

Property acquisition costs	343,235	410,026	753,261

Property exploration costs
Geological	26,426	26,858	53,284
Field office and administration	42,552	-	42,552
Taxes and filing fees	27,495	770	28,265
Maps and reports	1,612	6,995	8,607
Project management	6,000	-	6,000
Travel and accommodation	1,727	-	1,727
Value added tax	-	849	849

Additions during year	449,047	445,498	894,545

Balance, December 31, 2003	$ 506,971	$ 445,498	$ 952,469

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

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

The purchase price agreed is as follows:

(i)

US $25,000 on closing (paid in 2002);

(ii)

US $25,000 and 100,000 of the Company's shares on the first anniversary of the agreement date (paid and issued during 2003);

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

(f)

San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. ("San Jorge"), a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 (paid in 2003) and issuing common shares of the Company valued at US$100,000 (81,875 shares issued).  San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining estacas (444.6 hectares) located in the Las Heras department of the Province of Mendoza, Argentina.

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2002	$ -	$ -	$ -

Property acquisition costs	138,035	27,854	165,889

Property exploration costs
Geological	18,390	19,936	38,326
Taxes and filing fees	11,171	12,865	24,036
Project management	6,000	-	6,000
Field office and administration	2,877	2,857	5,734
Travel and accommodation	2,954	2,208	5,162
Maps and reports	2,409	1,564	3,973
Value added tax	573	705	1,278
Sample analysis	-	248	248

Balance, December 31, 2003	$ 182,409	$ 68,237	$ 250,646

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

(g)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asuncion Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $ 10,000	Upon signing (paid in 2003)
US $ 20,000	July 25, 2003 (paid in 2003)
US $ 50,000	October 25, 2003 (paid in 2003)
US $ 100,000	April 25, 2004
US $ 300,000	April 25, 2005
US $ 400,000	April 25, 2006
US $ 1,120,000	April 25, 2007

The 2004 to 2007 payments are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price should the average price of copper be less than $1 per pound.  50% of the payment due in 2004 and 100% of the 2005 to 2007 payments may be made in shares of LCC.  The payment due on April 25, 2007 may be deferred for up to three years provided payments of US $100,000 (the "penalty payments") are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

(h)

Pashpap Property

The Company acquired eight copper concessions located in northern Peru for the cost of staking.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2002	$ -	$ -	$ -	$ -

Property acquisition costs	19,255	3,060,816	4,759	3,084,830

Property exploration costs
Geological	17,900	45,034	43,829	106,763
Project management	36,380	-	-	36,380
Taxes and filing fees	26,602	-	-	26,602
Sample analysis	-	-	6,126	6,126
Field office and administration	3,773	-	-	3,773
Travel and accommodation	1,899	236	236	2,371

Balance, December 31, 2003	$ 105,809	$ 3,106,086	$ 54,950	$3,266,845

(i)

Regalito Property

Pursuant to a letter of intent executed on October 16, 2003, the Company was granted the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make cash payments in the aggregate of US$900,000 over an 8 year period as follows:

Committed Cash Payments	Potential Cash Payments	Due Date

US $ 25,000	US $ 200,000	October 16, 2004
US $ 50,000	US $ 200,000	October 16, 2005
US $ 75,000	US $ 200,000	October 16, 2006
US $ 100,000	US $ 200,000	October 16, 2007
US $ 125,000	US $ 200,000	October 16, 2008
US $ 150,000	US $ 200,000	October 16, 2009
US $ 175,000	US $ 200,000	October 16, 2010
US $ 200,000	US $ 200,000	October 16, 2011

In the event copper prices exceed $1.00 per pound for an entire calendar year at any time during the 8 year period, the Company shall pay a minimum of US$200,000 in respect of the payment required for that year.  After the 8th year of the agreement, should the price of copper exceed $1.00 per pound for any entire calendar year, the Company will pay advance payments of US$200,000 per year until the commencement of commercial production and thereafter, the Company will pay a net smelter royalty of 1% to 3% depending on the price of copper.  Upon achieving commercial production, should the royalty payment in the first calendar year exceed US$200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US$200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US$53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

6.

MINERAL PROPERTIES  (continued)

(j)

Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the Company (issued) and 500,000 warrants (issued) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007.

In the event the combined value of the shares and the warrants does not exceed $5 million during the 48 month period from the closing date of the agreement, then on expiry of the warrants, the Company shall pay the vendors the difference between the combined value and $5 million.  Should the Company not fulfill the payment obligation at that time, all rights, title and interest to the property will revert to the vendor.

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which is located near Santiago, Chile and consists of 19 exploration concessions.

The acquisition has been recorded as an asset purchase.

(k)

Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company was granted an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US$6,000,000 payable as follows:

(i)

US$1,000,000 (paid subsequent to the year end); and

(ii)

US$5,000,000 on or before January 9, 2007, payable at the Company's option in cash or shares.

The mining rights are subject to mortgages registered against their titles in favour of the former owners of the property.  Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

7.

RELATED PARTY TRANSACTIONS

(a)

The amount due to related parties at December 31, 2002 consisted of $267,233 of advances from shareholders and was paid in full in September, 2003.  These advances were non-interest bearing and unsecured.

(b)

Company paid $125,000 (2002 and 2001 - nil) for management and geological consulting services to a director and a company controlled by a director.  As at December 31, 2003 accounts payable include $5,796 (2002 - nil) of these fees.

(c)

The Company paid $5,000 (2002 and 2001- nil) to a company that employs a former director of the Company for the rental of office premises.

8.

MINERAL PROPERTY PURCHASE OBLIGATIONS

	2003	2002

Balance owing in respect of the acquisition of the Hushamu Property (Note 6(c)) bearing interest at 5% per annum repaid April 15, 2003	$-	$50,000

Balance owing in respect of the acquisition of the Redstone Property (Note 6(b)), secured by a debenture bearing interest at 0% per annum, unless a required payment is late in which case interest at the rate of 15% per annum is charged from and after the due date.

- Due March 24, 2003 - US $100,000	-	157,760
- Due March 24, 2004 - US $300,000	388,950	473,280

	388,950	681,040
Less: imputed interest at 7.50% per annum	(6,612)	(36,061)

	382,338	644,979
Less: current portion	382,338	(207,760)

	$-	$437,219

During 2003, the Company recorded a foreign exchange gain of $60,181 on the translation of the balance owing in Canadian dollars.  This gain has been reported in the results of operations for the year.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

9.

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

(a)

Authorized

100,000,000 common shares without par value

100,000,000 preferred shares without par value

(b)

Issued and outstanding

	Number of Shares	Amount
Common shares:
Share capital of FTV at May 22, 2003	7,687,000	$660,821
One-for-ten share consolidation	(6,918,300)	-

	768,700	660,821

Elimination of FTV capital on application of reverse take-over accounting	-	(660,821)

Share capital of CRS, May 22, 2003	-	6,370,469

Issued to acquire all the outstanding common shares of CRS (Note 4)	8,187,501	227,900

Balance upon completion of reverse takeover	8,956,201	6,598,369

Issued for cash:
Private placement, net of issue costs (Note 9(c))	500,000	289,075

Issued for cash and other consideration
Exercise of options (Note 10(b))
- for cash	10,000	16,500
- fair value of options exercised	-	7,805

Exercise of warrants (Note 11)
- for cash	1,223,375	1,865,063
- fair value of warrants exercised	-	172,191

Issued for mineral properties (Note 6)	681,875	2,426,000
Recognition of compensation expense (Note 9(e))	-	148,000

Balance, December 31, 2003	11,371,451	$11,523,003

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

9.

SHARE CAPITAL  (continued)

(c)

Private Placement

In conjunction with the completion of its qualifying transaction (Note 1), LCC completed a private placement on May 27, 2003 and issued 500,000 units at a price of $1 per unit for proceeds of $470,575, net of issue costs in the amount of $29,425.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $1.50 until May 23, 2005.  The net proceeds have been allocated as $289,075 to the common shares and $181,500 to the warrants.

(d)

Shares held in escrow

(i) Issued into escrow on reverse takeover on May 23, 2003 to be released in four instalments of 1,422,000 each in six month intervals commencing May 23, 2003.	5,688,001

(ii) Issued into escrow under a Voluntary Pooling Agreement in November, 2002. One-third of these shares are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.	600,000

(iii) Released from escrow during 2003	(1,622,000)

Shares in Escrow at December 31, 2003	4,666,001

 (e)

Compensation Expense

Included in the share capital of CRS at May 22, 2003, were 5,060,000 units that were issued for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant.  One whole warrant entitles the holder to purchase one additional common share at $1.50 for two years commencing on the date the Company's shares are publicly traded.  The Company has recorded the issuance of these units at their fair value ($0.75) on the date that they were issued as follows:

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

9.

SHARE CAPITAL  (continued)

			Compensation Expense
	Units	Amount	2003	2002

(i) Units issued for services rendered before issuance of units	4,460,000	$3,345,000	$ -	$3,300,400

(ii) Issued for services to be rendered after issuance. The compensation expense related to the issuance of these units is recognized evenly over the period that they are held in escrow under the Voluntary Pooling Agreement (Note 9(d)(ii))	600,000	6,000	148,000	24,667

(iii) Compensation expense related to options issued to non-employees in 2003 (Note 10(b))	-	-	17,212	-

(iv) Compensation expense related to options issued to employees and directors in 2003 (Note 10(b))	-	-	417,175	-

	5,060,000	$3,351,000	$582,387	$3,325,067

10.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

On April 23, 2003, LCC received acceptance from the Exchange for a stock option plan which authorizes the board of directors to grant options for the purchase of up to 945,620 post-consolidated common shares of LCC.  Options granted under the plan vest over time at the discretion of the board of directors.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

10.

STOCK OPTIONS  (continued)

Summary of the Company's stock options as at December 31, 2003 and 2002 and changes during the years then ended is as follows:

	2003		2002
	Number of Shares	Weighed Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of year	-	-	-	-

Assumed in reverse take over (Note 4)	53,667	$1.50
Granted	897,533	$2.03	-	-
Exercised	(10,000)	$1.65	-	-
Cancelled	(118,134)	$1.61	-	-

Outstanding at end of year	823,066	$2.06	-	-

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

22,533	March 5, 2005	1.50	22,533	1.50
25,533	September 5, 2005	1.50	25,533	1.50
550,000	June 6, 2008	1.65	350,000	1.65
25,000	August 8, 2008	1.60	12,500	1.60
150,000	October 17, 2008	3.20	50,000	3.20
50,000	December 17, 2008	4.00	25,000	4.00

823,066		$2.06	485,566	$1.91

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

10.

STOCK OPTIONS  (continued)

(b)

Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Balance, December 31, 2001and 2002	-	$-	$-

Assumed in reverse takeover (Note 4)	53,667	-	20,000

Granted to non-employees	125,000	79,654	17,212

Granted to employees and directors	772,533	395,600	417,175

Non-employee options exercised	(10,000)	-	(7,805)

Non-employee options cancelled	(90,000)	(70,247)	-

Employee options cancelled	(28,134)	-	(10,485)

	823,066	$405,007	$436,097

The fair value of stock options used to calculate the compensation expense related to the stock options issued to employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average:
Risk-free interest rate	3.06%
Expected dividend yield	-
Expected stock price volatility	94%
Expected option life in years	2

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

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

11.

WARRANTS

The following summarizes warrant activity during 2003:

	Number of
	Warrants	Amount

Balance, beginning of year	-	$-

Acquired in reverse takeover (Note 4)	5,657,500	105,880

Issued in private placement (Note 9(c))	500,000	181,500

Issued on acquisition of Casino Property option (Note 6(a)(ii))	100,000	104,602

Issued in connection with the acquisition of the Vizcachitas property (Note 6(j))	500,000	1,072,220

Warrants exercised during the year	(1,223,375)	(172,191)

	5,534,125	$1,292,011

The fair values of the foregoing warrants have been calculated based on the fair value of the warrants issued separately or based on the relative fair value of the shares and warrants issued as units.  The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.18%
Expected dividend yield	-
Expected stock price volatility	91%
Expected warrant life in years	2

At December 31, 2003, the Company has outstanding warrants to purchase an aggregate 5,534,125 common shares of LCC as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired/ Cancelled	Outstanding at December 31, 2003

$1.50	May 23, 2005	-	5,657,500	(998,375)	-	4,659,125
$1.50	May 23, 2005	-	500,000	(125,000)	-	375,000
$1.80	May 23, 2005	-	100,000	(100,000)	-	-
$3.20	December 19, 2007	-	500,000	-	-	500,000

		-	6,757,500	(1,223,375)	-	5,534,125

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

12.

SUPPLEMENTAL CASH FLOW INFORMATION

	Cumulative Period from Inception to December 31, 2003	2003	2002	2001

Significant non-cash financing and investing activities

Warrants issued for mineral property payments	$1,176,822	$1,176,822	$ -	$ -
Common shares issued for mineral property payments	2,426,000	2,426,000	-	-

Shares issued for subscriptions receivable	600,000	-	600,000	-
				-
Shares issued in reverse takeover	227,900	227,900	-	-
Warrants issued in reverse takeover	105,800	105,800	-	-
Options assumed in reverse takeover	20,000	20,000	-	-

During the year ended December 31, 2003, the Company received interest income in the amount of $46,141 (2002 - nil, 2001 - nil).

13.

COMMITMENT

During 2003, the Company entered into a lease agreement for the rental of office premises for a five year period to March 31, 2008.  The cost of the entire premises is shared primarily between the Company and a company related by a common director.  The Company's proportionate share of minimum annual rental payments under this arrangement is approximately $18,000.

14.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 6.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

15.

INCOME TAX

As at December 31, 2003, the Company has non-capital losses of approximately $958,500 which may be applied against future income for Canadian income tax purposes.  The potential future tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2010	$760,000
2009	132,600
2008	47,400
2007	18,500

$958,500

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2003	2002	2001

	37.62%	39.62%	44.62%

Income tax benefit computed at Canadian statutory rates	$502,903	$ 1,329,692	$ 328
Foreign tax rates different from statutory rate	(440)	-	-
Temporary differences not recognized in year	(249,346)	(1,253,694)	-
Unrecognized tax losses	(253,117)	(75,998)	(328)

	$ -	$ -	$ -

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.   Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002	2001

Future income tax assets
Temporary differences in assets	$100,412	$-	$-
Net tax losses carried forward	341,406	76,326	328

	441,418	76,326	328
Valuation allowance for future income tax assets	(441,418)	(76,326)	(328)

Net future income tax assets	-	-	-
Future income tax liabilities	-	-	-

Future income tax assets, net	$-	$-	$-

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)

Fair Value

The Company has various financial instruments including cash, receivables, amounts due to related parties, and payables and accruals and mineral property purchase obligations.  It was not practicable to estimate the fair value of the amounts due to related parties or due to shareholders due to their uncertain terms of repayment.  The fair value of all other financial instruments approximates their recorded amounts.

(b)

Foreign Exchange Risk

The Company has borrowed money under a note that is denominated in U.S. dollars and it raises equity predominantly in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

(a)

Mineral Property Expenditures

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP"), as described below.

Under Canadian GAAP, it is acceptable to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

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

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

(b)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003 and 2002 and for the period from inception on October 3, 2001 to December 31, 2001.

(c)

Stock Based Compensation

As described in Note 3(h) the Company has adopted the fair value based approach to Stock Based Compensation under the provisions of CICA 3870 and SFAS No. 148.  The method of adoption applied by the Company is permissible under both Canadian and US standards.

Had the Company followed U.S. GAAP, the effect on its financial statements of the foregoing differences are set out below.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Recent accounting pronouncements

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146").  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002.  FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring).  The principal

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity.  FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability is recognized at the date of an entity's commitment to an exit plan.  This is substantially consistent with the CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (including Costs Incurred in a Restructuring)."  The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2003.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of  certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of a guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees.  The Company does not have any guarantees under these standards.

Variable interest entities

The Financial Accounting Standards Board (FASB) has published a revision to Interpretation 46 ("46R") to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, and to exempt certain entities from its requirements.  The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation.  Otherwise application of Interpretation 46R (or Interpretation 46) is required in financial statements of public entities that have interests in securities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable interest entities is required at various dates in 2004 and 2005.  In some instances enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation.  The Company believes that adoption of Interpretation 46 will have no effect on its financial statements.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

(formerly First Trimark Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

18.

SUBSEQUENT EVENTS

(a)

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,146,476, net of agent's fees and other issue costs in the amount of $481,874.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.

(b)

The Company issued 316,533 common shares for cash proceeds of $482,300 pursuant to the exercise of warrants and options.

(c)

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two Peruvian companies which, collectively, own a 100% interest in the El Molino mining concession.  Consideration for the acquisition is US$300,000 payable upon the closing of the transaction.  The vendors retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.  The closing of the transaction is subject to the fulfillment of certain terms and conditions as well as obtaining regulatory acceptance for the transaction.