Form 20-F
period 2004-12-31
LUMINA COPPER CORP
filed 2005-04-01
CIK 1239197

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 ANNUAL REPORT

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For the Fiscal Year Ended December 31, 2004

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.  For transition period from ____ to ______

Commission File Number:  0-503111

LUMINA COPPER CORP.

 (Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of Incorporation or Organization)

Suite 1550 – 625 Howe Street, Vancouver, British Columbia V6C 2T6

(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of March 15, 2005:   19,653,942 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

 Yes: [X]          No: [    ]

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

Yes: [    ]          No: [    ]

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Annual Report all references to the “Company” refer to Lumina Copper Corp. (formerly First Trimark Ventures Inc.) and its subsidiaries. All references to “Canada” are references to The Dominion of Canada. All references to the “Government” are references to the government of Canada.  Unless otherwise noted all references to “shares” or “common stock” are references to the common shares of Lumina Copper Corp.

In this document, all references to “SEC” refer to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to “$”, “Cdn Dollars”, or “Cdn$” are to the currency of Canada and all references to “US Dollars” or “US$” are to the currency of the United States of America.  Solely for the convenience of the reader, this Annual Report contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

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

Forward Looking Statements

This Annual Report includes "forward-looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct.  There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

GEOLOGIC TIME

The geological history of the earth is divided into Periods and sub-divided into Eras, based on ages as outlined below:

Name of Period	Name of Era	Number of Years before Present (Millions)
Quaternary	Holocene Pleistocene	0 to 0.4 0.4 to 1.8
Tertiary	Pliocene Miocene Oligocene Eocene Paleocene	1.8 to 5.0 5.0 to 24 24 to 38 38 to 56 56 to 66
Mesozoic	Cretaceous Jurassic Triassic	66 to 140 140 to 200 200 to 250

Paleozoic	Permian Carboniferous Devonian Silurian Ordovician Cambrian	250 to 290 290 to 365 365 to 405 405 to 425 425 to 500 500 to 570
Precambrian	Precambrian	> 570

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Annual Report:

“Au”	scientific symbol and abbreviation for gold
“Advanced Stage”

means a mineral property that has, determined through the results of exploration, substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

“Commercial Development”

means a decision made by the Company, after extensive engineering, economic, environmental, design and feasibility studies are completed, to proceed with the removal and recovery, for commercial profit, of ores, minerals and mineral resources from any portion of a mining property

“Cu”	scientific symbol and abbreviation for copper
“Cutoff grade”

is the lowest grade of mineralized material that qualifies as ore in a given deposit. It is used to define a mineral deposit that has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale. continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices

“Disseminated” or “dissemination”	is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock
“Geological Time”	the part of the earth’s history that is recorded in the succession of rocks
“Hypogene”	said of a geologic process, and of its resultant features, occurring within and below the crust of the earth
“Indicated Mineral Resource”

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“Inferred Mineral Resource”

is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“Mineral Resource”

is a concentration or occurrence of natural, solid, inorganic or fossilized organic  material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge

“Measured Mineral Resource”

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

“Metallurgy”	the science and art of extraction of metals from their ores and preparing them for use
“Mineralization”	the process by which minerals are introduced and concentrated within a host rock, and the product of this process
“NPI”	means a percentage of the gross dollar proceeds from the sale of minerals, after all costs relating to the production, manufacture and sale of the minerals are deducted
“NSR”	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed
“Supergene”	said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions, also said of those solutions and of that environment

GLOSSARY OF NON-MINING TERMS

In this Annual Report, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

“Act”	means the Securities Exchange Act of 1934
“Acquisition”

means the acquisition by the Company from the shareholders of CRS of all of the issued and outstanding common shares and share purchase warrants of CRS in accordance with the terms in the Securities Exchange Agreement

“affiliate”	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended

“AMEX”	means the American Stock Exchange
“BC Act”	means the former Company Act (British Columbia), as amended
“BCBCA”	means the Business Corporations Act (British Columbia), as amended from time to time, which came into effect on March 29, 2004
“Common Shares”	means the common shares in the capital of the Company as presently constituted
“CPC” or “Capital Pool Company”

means a corporation:

(a)

that has been incorporated or organized pursuant to the laws of a jurisdiction in Canada;

(b)

that has filed and obtained a receipt for a preliminary prospectus from one or more of the provincial securities commission; and

(c)

in regard to which approval to a Qualifying Transaction has not been issued by the TSX.V

“CRS”	means CRS Copper Resources Corp., a private company incorporated pursuant to the BC Act and transitioned under the BCBCA
“National Instrument 43-101”	is an instrument made under the Securities Act of British Columbia for standards of disclosure for mineral projects
Plan of Arrangement	means the statutory arrangement involving the Company, its securityholders, and three newly incorporated subsidiaries proposed under the provisions of sections 288 to 299 of the BCBCA
“Qualifying Transaction”	means a qualifying transaction as defined under Policy 2.4 of the TSX.V Policies, and for the purposes of the Company means the Acquisition
“Securities Exchange Agreement” or “SEA”	means that formal securities exchange agreement among the Company, CRS and its shareholders dated effective January 27, 2003, pertaining to the Acquisition
“TSX”	means the Toronto Stock Exchange of Toronto, Ontario, Canada
“TSX.V”	means the TSX Venture Exchange, of Vancouver, British Columbia, Canada
“TSX Policies”	means the policies of the TSX as set forth in its TSX Company Manual
“TSX.V Policies”	means the policies of the TSX.V as set forth in its Corporate Finance Manual

PART I

ITEM 1.

IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

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

	2004	2003	2002	2001	2000
High	1.3970	$1.5747	$1.6003	$1.6034	$1.5583
Low	1.1775	$1.3484	$1.5593	$1.4935	$1.4318
Average for Period	1.3015	$1.4615	$1.5597	$1.5494	$1.4854
End of Period	1.2034	$1.3484	$1.5593	$1.5928	$1.4995

The exchange rate on March 15, 2005 was $1.2087.

The high and low exchange rates for the most recent six months are as follows:

	Sept 2004	Oct 2004	Nov 2004	Dec 2004	Jan 2005	Feb 2005
High	1.3071	1.2726	1.2230	1.2401	1.2422	1.2510
Low	1.2648	1.2194	1.1774	1.1856	1.1982	1.2300

Financial Information

On January 27, 2003, the Company entered into a SEA with CRS and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS.  CRS was incorporated under the BC Act on October 3, 2001 and began operations in July 2002. CRS was transitioned under the BCBCA on October 29, 2004. CRS was engaged in the acquisition, exploration and development of mineral resources, specifically advanced stage copper properties.

On May 23, 2003, pursuant to the SEA, the Company consolidated its common shares on a one for ten basis and issued to the security holders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 of the Company’s post-consolidated common shares, exercisable at a price of $1.50 per share to May 23, 2005, to acquire a 100% interest in CRS.

The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of the Company. Consequently, the Company’s financial statements and financial information provided in this Annual Report are presented from the perspective of CRS, the accounting acquirer in the May 23, 2003 transaction.

The following table sets forth for the periods indicated consolidated selected financial and operating data for the Company.  This selected financial data is derived from the Company’s Consolidated Audited Financial Statements and Notes thereto as at December 31, 2004, 2003, 2002 and 2001. This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 17 to the Company’s audited Consolidated Financial Statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.  The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

Year Ended December 31
2004	2003	2002 (restated)[2]	2001[1]

Amounts in Accordance with Canadian GAAP (presented in Canadian dollars):

   Interest Income

   Total assets

   Net working capital

   Share capital

   Shareholders’ equity (deficiency)

   Loss from operations

   Net Loss

   Loss per share (basic and diluted)

   Weighted average number of

    common shares outstanding (basic and

    diluted)

$80,226 $20,670,379 $2,782,864 $24,476,047 $20,166,276 ($1,955,287) ($1,975,903) ($0.16) 12,122,890	$46,141 $9,162,594 $3,010,783 $11,742,794 $8,648,187 ($1,287,848) ($1,256,574) ($0.21) 6,057,876	- $3,960,836 $2,423,200 $6,370,469 $3,013,634 ($3,358,657) ($3,356,101) ($0.41) 8,187,501	- - - $1 ($733) ($734) ($734) ($0.00) 8,187,501

Amounts in Accordance with U.S. GAAP             (presented in Canadian dollars):

   Interest Income

   Total assets

   Net working capital

   Share capital

   Shareholders’ equity (deficiency)

   Loss from operations

   Net Loss

   Loss per share (basic and diluted)

   Weighted average number of

    common shares outstanding (basic and

    diluted)

$80,226 $11,215,557 $2,782,864 $24,476,047 $10,439,004 ($10,702,591) ($10,723,207) ($0.88) 12,122,890	$46,141 $8,455,076 $3,010,783 $11,742,794 $7,940,669 ($1,957,491) ($1,926,217) ($0.32) 6,057,876	- $3,922,961 $2,423,200 $6,370,469 $2,975,759 ($3,396,532) ($3,393,976 ($0.42) 8,187,501	- - - $1 ($733) ($734) ($734) ($0.00) 8,187,501

Note:

 (1)

From inception on October 3, 2001.

 (2)

The Company’s 2002 financial statements have been restated to record 5,060,000 units issued in 2002 at an estimate of their fair value using U.S. GAAP on the date of their issuance ($0.75). This restatement is consistent with CICA 3870 and SFAS 123. This restatement has resulted in an increase in share capital, deficit, stock based compensation and net loss for the year ended December 31, 2002 of $3,325,067 and an increase in net loss per share of $0.40 (see Note 2(b) to the financial statements)

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for Offer

Not Applicable.

D.

Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully.  The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)      The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results

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

(2)

The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3)

The current prices of copper must be maintained for a sustained period of time in order to render the Company’s current mineral properties economically viable.

The cornerstone of the Company’s original strategy to acquire and hold non-economic properties containing ore and await higher metal prices to render those properties of higher value. The recent rise in the price of copper has potentially made some of the Company’s projects economically viable. However, the current price of copper must be maintained for a sustained period of time in order to render the Company’s current mineral properties economically viable.  In the event lower mineral prices occur or the current copper prices do not occur for a sustained period of time the Company’s economic prospects will significantly suffer and the Company will be forced to look for other exploration projects or cease operations.

(4)

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As none of the Company’s mineral properties currently have mineralization reserves the Company has no revenues from operations. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable mineral property;

  ability to generate revenues; and

  ability to reduce exploration costs.

Based upon current plans, the Company expects to incur operating losses in future periods.  This will happen because there are continuing expenses associated with the holding and exploration of the Company’s mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

(5)

The possibility of any of the Company’s mineral properties ever having ore reserves is extremely remote

The Company has no known ore reserves. The possibility of any of the Company’s mineral properties ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost.  The Company’s success depends upon finding and developing an ore reserve.  If the Company does not find an ore reserve containing copper, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(6)

Government expropriation or regulation may prevent or restrict mining of any of the Company‘s mineral deposits

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(7)

The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations

The Company has no history of pre-tax profit.  None of the Company’s mineral properties have ore reserves.  The Company sustained operating losses for each of the fiscal years ended December 31, 2004, 2003, 2002 and 2001 of $1,975,903, $1,256,574, $3,356,101 and $734 respectively.  The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing.  The Company may not be successful in generating revenues or raising capital in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

(8)

Seven of the Company’s mineral properties are in foreign countries and as such that portion of Company’s business may be exposed to various levels of political, economic and other risks and uncertainties

Seven of the Company’s mineral properties are located in Argentina, Chile and Peru.  As a portion of the Company’s business is carried on in a number of foreign countries it is exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.  Peru, Chile and Argentina’s status as developing countries may make it more difficult for the Company to obtain any required exploration financing for its Peruvian, Chilean and Argentinean projects.

Changes, if any, in mining or investment policies or shifts in political attitude in Peru, Chile or Argentina may adversely affect the Company’s operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalisation, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

(9)

There are risks relating to an uncertain or unpredictable political environment in Argentina, Chile and Peru which may affect the Company’s operations in that country

Some of the Company’s mineral properties are located in Argentina, Chile and Peru.  There are risks relating to an uncertain or unpredictable political environment in Argentina and Peru. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina recently suffered severe economic difficulties including significant currency devaluation.

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

There is the risk of political violence and increased social tension in both Argentina and Peru as a result of the economic crisis in Argentina and because both countries have experienced increased civil unrest, crime and labour unrest.  Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  Civil disruptions may become more frequent if the economic situation in Argentina and Peru continues to deteriorate.

(10)

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States

The Company is a Canadian corporation. All of its directors and all but one of its officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws.  If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors.  Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers.  Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(11)

The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself

The mineral exploitation industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.  It is a key part of the Company’s strategy to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value. In the event higher mineral prices do not occur the Company’s economic prospects will significantly suffer.

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

(14)

The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company’s mineral properties may be affected

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(15)

All phases of the Company’s operations in Canada, Peru, Argentina and Chile are subject to environmental regulations which may cause the Company to invoke stricter standards

All phases of the Company’s operations in Canada, Peru, Argentina and Chile are subject to environmental regulations.  Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Legislation and regulations implemented by the Ministry of Energy and Mines directly affect the mining industry in the Province of British Columbia, where the Company’s Hushamu property is located. Legislation and regulations implemented by the Department of Resources, Wildlife and Economic Development directly affects the mining industry in the Northwest Territories, where the Company’s Redstone Property is located. Legislation and regulations implemented by the Department of Energy, Mines and Resources affects the mining industry in the Yukon where the Company’s Casino Property is located.  The General Mining Law of Peru is the primary body of law with regard to environmental regulation, where the Company’s Pashpap and El Galeno properties are located.  The Environmental Protection Mining Code of Argentina, enacted in 1995, is the primary body of law with regard to environmental regulation, where the Company’s Taca Taca and San Jorge properties are located.  The Degree Law Number 1,349 of Chile is the primary body of law with regard to environmental regulation, where the Company’s Regalito, Relincho and Vizacachitas properties are located.

Although compliance with such laws is not presently a significant factor in the Company’s operations, compliance with future changes in environmental regulation, if any, may adversely affect the Company’s operations.

(16)

The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company’s mineral properties

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.  The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company’s mining properties, cannot be accurately predicted but may adversely affect the Company’s operation and its ability to raise capital

(17)

The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition.  The Company currently does not carry any key person insurance on any of the board of directors.

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

Anthony Floyd, President of the Company, is also the President, a principal and a director of Inca Pacific Resources Inc. (“Inca”).  Inca is a junior mining company engaged in the exploration of copper in Peru.  As a condition of employment with the Company, Mr. Floyd required that the possible competing interests of the Company and Inca be resolved as between them in order to address inevitable conflicts or perceived conflicts.  The Company and Inca agreed Inca shall be given the first right to acquire all grassroots copper exploration opportunities in the country of Peru which the Company or its executives become aware of.  As the Company is not currently planning to undertake exploration of grassroots copper properties, this may be of no impact to the Company's business practices. Inca has agreed that the Company shall be given first right to acquire advanced stage copper properties with defined Resources of which Inca or its executives become aware in the country of Peru.  Inca and the Company have agreed to review and renew this commitment annually.

(21)

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders

Management of the Company own collectively as of March 15, 2005, 6,395,601 shares being 33.6% of the Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(22)

Terrorism in Peru

Peru has been the subject of terrorism by the Sendero Luminoso, a Maoist group intent on creating a socialist government, and the Tupac Amaru Revolutionary Movement (the “MRTA”).  In recent years neither group has been active.  In 1997, the Sendero Luminoso was implicated in a car-bombing.  In 1996-1997, 17 people were killed when the MRTA attacked the Japanese embassy in Peru. The Company may not be able to find suitable labor for its Peruvian projects, may have difficulty in obtaining financing for its Peruvian projects, and may not be able to continue its activities if the terrorism resumes.

(23)

Certain mineral right holdings of the Company are currently the subject of litigation

Two of the Company’s mineral right holdings are the subject of ongoing litigation being the San Jose claims at the San Jorge Property and the El Molino claims at the Galeno Property. The Company does not consider the claims in dispute to be material to the development of the respective properties but an unfavourable ruling could limit the expansion of the known mineral resource. The Company believes it will be successful in defending both cases however the Company cannot guarantee the results of either case.

 (24)

Foreign Subsidiaries

The Company conducts operations through foreign (Cayman Islands, Bahamian, Argentinean, Peruvian and Chilean) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Issuer’s valuation and stock price

(25)

Acquisition Strategy

As part of the Company’s business strategy, it will continue to seek new mining and development opportunities in the mining industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company’s business.

(26)

Plan of Arrangement

The Company announced, on February 2, 2005 that its Board of Directors had approved a Plan of Arrangement wherein the Company would be split into four separate entities.  The Plan of Arrangement is subject to the approval of both the Company’s shareholders and the Supreme Court of the Province of British Columbia. There is no assurance that the Company’s shareholders and the Supreme Court of the Province of British Columbia will approve the Plan of Arrangement. If the Company does not receive approval from both parties the Company will not proceed with the Plan of Arrangement.

As a part of the Plan of Arrangement it is expected that the Company will maintain its listing on the TSX and AMEX. There is no assurance as to if the Company will maintain its listing on the TSX and/or the AMEX. The Company anticipates that the three new entities will apply for the listings of their common shares on the TSX. There are no assurances as to if, or when, the new entities’ common shares will be listed or traded on the TSX, if ever.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on March 3, 2000 under the name “First Trimark Ventures Inc.”  On May 23, 2003 the Company changed its name to Lumina Copper Corp.  The head office of the Company is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The Company’s telephone number is (604) 687-0407.  The registered office of the Company is located at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The Company, through its subsidiaries, has administration offices in Argentina, Chile and Peru. The Company’s common stock is listed for trading on the TSX and the AMEX.  See “Item 9(A) – Listing Details and Markets”.

The Company was originally a CPC.  As a CPC the principal business of the Company was to identify and evaluate business opportunities for the acquisition of an interest in assets or business, and once identified and evaluated, to negotiate an acquisition or participation, subject to receipt of shareholder and TSX.V approval in accordance with TSX.V Policies.

The Company was required to complete a Qualifying Transaction, which is defined in the TSX.V Policies as a transaction whereby a CPC acquires Significant Assets, other than by cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.  “Significant Assets” are defined in the TSX.V Policies as one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under  TSX.V Policies.

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

The Acquisition constituted the Company's Qualifying Transaction, which was approved by the TSX.V on May 23, 2003.

Effect of the Acquisition

Effective May 23, 2003, the Company consolidated its share capital on a ten old shares for one new share basis and immediately thereafter closed the Acquisition being the acquisition of all of the issued and outstanding common shares and share purchase warrants of CRS being 8,187,500 common shares and 5,657,500 share purchase warrants.  In exchange therefore, the Company issued to the shareholders of CRS an aggregate of 8,187,501 Common Shares and 5,657,500 share purchase warrants in its capital stock, at which time CRS became a wholly-owned subsidiary of the Company and the Company became involved in the mining industry through CRS. To reflect this change in business the Company changed its name from “First Trimark Ventures Inc.” to “Lumina Copper Corp.” effective May 23, 2003.

The Acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer and reported as a reverse take-over as the shareholders of CRS obtained control of the Company.

Since January 1, 2003, the beginning of the Company’s last full financial year to December 31, 2003, in addition to the acquisition by the Company of CRS on May 23, 2003, the following important events have occurred in the development of the Company’s mineral exploration business:

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

  On December 23, 2003 the Company completed into an agreement with General Minerals Corporation (“GMC”) of Vancouver British Columbia to purchase 100% of GMC’s 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system.  The collective group of concessions cover approximately 4,400 hectare and are located in central Chile.

  On January 8, 2004 the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile ("APDS”) to acquire 100% of the Relincho Property. Located approximately 630 km north of Santiago Chile the property consists of 19,516 hectares.

  On May 3, 2004 the Company completed the purchase of the Molino mining concession that lies contiguous to the Company’s Galeno property in the Yanacocha district of Peru.

  On February 7, 2005 the Company announced that it had signed an agreement with Electra Gold Ltd. (“Electra”) to earn a 100% interest in Electra’s mineral rights, known as the Apple Bay Property, totalling 14,600 hectares, which surrounds Lumina’s Hushamu copper/gold property on northern Vancouver Island, B.C.  The acquisition requires the Company to pay $200,000 over a three-year period.  Upon a production decision on any mineral resources delineated on the Apple Bay Property, the Company will pay Electra $800,000 in cash or the Company stock.

In addition to the acquisition of the aforementioned mineral properties, the following important events have occurred in the development of the Company’s business:

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

  On January 8, 2004 the Company completed a private placement with a syndicate of underwriters led by Haywood Securities Inc. and including McFarlane Gordon Inc. and Northern Securities Inc., pursuant to which the underwriters agreed to purchase 1.9 million units of the Company on a bought deal basis, at a price of $4.25 per unit for aggregate proceeds of $8.075 million.  Each unit consists of one common share and one half of one share purchase warrant.  Each whole share purchase warrant will be exercisable by the holder to acquire one common share of the Company at a price of $5.50 for a period of 24 months subject to the right of the Company to accelerate the expiry date of the warrants to 21 days if its common shares trade above $7.00 for ten consecutive trading days.  The underwriters also exercised part of the “greenshoe option” and increased the size of the financing by 130,200 units for an additional $553,350 on the same terms and conditions. The Company received net proceeds of $8,146,476.

  On February 5, 2004 the Company commenced a $US300,000 drilling program  consisting of 2,500 metres of reverse circulation and diamond drilling program at the Company’s Regalito Project in Central Chile.

  On April 13, 2004 the Company announced the discovery of significant new mineralization in its drilling program at Regalito and extended the drilling program.

  Effective May 10, 2004 the Company’s common shares commenced trading on the American Stock Exchange.

  On May 31, 2004 the Company announced the discovery of significant additional mineralization in its drilling program at Regalito.

  On June 15, 2004 the Company announced the appointment of Leo Hathaway as Vice President, Exploration and Ms. Sandra Lim as Chief Financial Officer. In addition the Company announced that it had retained the services of Otis/Mandy Inc., a New York based investor relations firm. Otis/Mandy Inc. was retained for an initial term of 7 months for a monthly fee of US$5,000 a month and 15,000 stock options pursuant to the terms of the Company’s stock option plan.

  On July 7, 2005 the Company announced the continued discovery of significant copper mineralization in its drilling program at Regalito Project.

  Effective July 14, 2004 the Company’s common shares commenced trading on the TSX.

  On July 26, 2004 the Company announced that it had received excellent drill results from its ongoing drilling program at Regalito.

  On October 20, 2004 the Company announced that it had received excellent drill results that continue to significantly expand the zone of copper mineralization at Regalito.

  On December 2, 2004 the Company closed a private placement totaling $2,135,000.  These funds were raised by the Company issuing 350,000 flow through shares at a price of $6.10 per share. Raymond James Ltd. received a cash commission and fees in the aggregate of $143,100 for arranging the purchase and sale of the shares.

  On December 8, 2004 the Company announced that its 2004 drilling program at Regalito was complete, with 32,189 meters in 114 reverse circulation and diamond drill holes having been drilled and the Company had retained AMEC (Peru) to prepare a new mineral resource estimate.

  On January 4, 2005 the Company received the mineral resource report from AMEC (Peru) which report indicated estimated measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.  Further measured and indicated resources of 215 million tonnes grading 0.21% copper and inferred resources of 60 million tonnes grading 0.20% copper at a cutoff grade of 0.15% have also been delineated and may be considered suitable for dump leaching.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms “measured” and “indicated mineral resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

  The Company announced on February 2, 2005 that its Board of Directors has approved a Plan of Arrangement wherein the Company would be split into four separate entities.  The structure of the four companies is expected to be as follows: the Company will be renamed Regalito Copper Corp. and will hold the Company’s most advanced project, the Regalito property.  The first new company to be named Northern Peru Copper Corp. (“Norco”) will hold the Company’s two Peruvian copper properties, Galeno and Pashpap. The second new company to be named Continental Copper Corp. (“Continental”) will hold the Company’s two other Chilean copper properties, Vizcachitas and Relincho. The third new company to be named Lumina Resources Corp. (“Lumco”) will hold the Company’s remaining assets including its two Argentinean copper properties, San Jorge and Taca Taca, and its three Canadian copper properties, Redstone, Hushamu and Casino.  This reorganization will be accomplished by way of a statutory plan of arrangement under the British Columbia Business Corporations Act. Once the Company’s shareholders have approved the plan of arrangement the Supreme Court of the Province of British Columbia will be requested to rule on the fairness of the plan and grant its final approval.

It is contemplated that for each common share of the Company outstanding, a shareholder will receive one share of each of Norco, Continental and Lumco in addition to their current share holdings in the Company.  In addition each outstanding warrant of the Company will entitle the holder thereof to receive, upon exercise, one share in each of the four companies at an aggregate exercise price equal to the exercise price provided for in the certificates representing such warrant. The net proceeds from the exercise of any Company warrant will be split among the four companies on a ratio based on the relative values of the four companies. The method to set or determine this value is currently being investigated by management.

It is expected that the Company will maintain its listing on the TSX and AMEX. The Company anticipates that each of Lumco, Norco and Continental will apply for the listing of their respective common shares on the TSX.

•

The Company announced on March 23, 2005 that it has changed the name of Continental Copper Corp. to Global Copper Corp. and that it had modified the plan of arrangement in that the Taca Taca and San Jorge Properties would now be transferred to Global Copper Corp.

•

The Company announced on March 24, 2005 that it had entered into an agreement with Corriente Resources Inc. to exercise early, its option to acquire the Taca Taca Property. In lieu of making final payment of 100,000 shares and US$1,100,000 in cash as per the original agreement the Company has issued 200,000 shares to Corriente Resources Inc. and is now the owner of 100% of the Taca Taca property.

B.

Business Overview

As noted under Item 4A above, prior to the Acquisition the Company was a CPC established under TSX.V Policies.  As a CPC the Company had no assets, other than cash, and had not commenced commercial operations.  The Company used its pool of funds to identify and evaluate assets or businesses which, when acquired, would qualify the CPC for listing as a regular issuer on the TSX.V. Since its listing as a CPC on the TSX.V in 2002, the Company evaluated a number of business opportunities and in late 2002 identified CRS as an appropriate business to acquire, which it did by concluding the Acquisition on May 23, 2003.

The present business of the Company is the acquisition, development and/or sale of advanced stage copper exploration properties and other exploration mineral properties. The Company currently owns or has the right to acquire, directly or indirectly, all or a portion of the rights, title and interest in eleven properties located in Canada, Peru, Argentina and Chile.  The Company’s original strategy was to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value. As copper prices have risen over the past 18 months the Company’s focus has changed from an acquisition and hold strategy to one of advancement and development of those properties the Company believe have the potential to be economical.  In the event current mineral prices are not sustained the Company’s economic prospects will significantly suffer.  The Company’s secondary objective is to explore its mining properties and to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

The Company is an exploration stage company and none of the Company’s mineral properties have known ore reserves.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of a property is determined.  In 2004, the Company initiated a major exploration campaign on its Regalito property after an initial due diligence drill program discovered significant new mineralization.  Apart from the work at Regaltio, the Company did not conduct any significant exploration on any of its other properties. As metal prices improve, the Company will evaluate the viability of conducting exploration on its other properties. In 2005, exploration programs are currently planned at the Galeno, Hushamu and Redstone properties.

All of the Company’s mineral properties require further evaluation that may include one or more of the following work programs: exploration and/or infill drilling, geotechnical analyses, metallurgical testing, mine and tailings layout and design and environmental base line work in order that new or updated pre-feasibility studies may be prepared.  If these studies were positive then full feasibility studies would be required in each case to establish if any of the properties were economically viable.  Economical viability will be affected by higher copper, gold and molybdenum prices as well as technological advances, improved infrastructure and lower power costs.

The following chart sets out the current status of each of the Company’s mineral properties and the work to be required in order to determine if each property is economically viable:

Property	Pre-Feasibility	Feasibility	Work Required
Relincho	No	No	Exploration drilling and a feasibility study
Galeno*	No	No	Infill drilling and a feasibility study
San Jorge	Yes	No	Infill drilling and a feasibility study
Vizcachitas	Yes	No	Infill drilling and a feasibility study
Regalito	No	No	A feasibility study
Redstone	No	No	Exploration drilling and a feasibility study
Pashpap	No	No	Exploration drilling and a feasibility study
Casino	Yes	No	A feasibility study

Property	Pre-Feasibility	Feasibility	Work Required
Taca Taca	No	No	Infill drilling and a feasibility study
Hushamu**	Yes	No	Exploration drilling and a feasibility study

* includes the El Molino Property

** includes the Apple Bay Property

The Company has seven wholly-owned subsidiaries, being CRS Copper Resources Corp., Minera Lumina Copper Chile SA, a private Chilean company incorporated on August 20, 2003, Relinchio Bahamas Ltd. a private Bahamian company incorporated on March 21, 2005, Lumina Copper SAC, a private Peruvian company incorporated on February 18, 2003, Minera San Jorge SA., a private Argentinean company incorporated on May 30, 1997, Vizcachitas Ltda., a private Bahamian company incorporated on May 22, 1999 and 1327008 Ontario Ltd a private Ontario company incorporated on November 24, 1998.  CRS in turn has two wholly-owned subsidiaries, Moraga Resources Corp., a private British Columbian company incorporated on September 29, 1986 and Corriente Argentina, Inc. a private Cayman company incorporated on July 29, 1994.  Corriente Argentina, Inc. in turn has one wholly owned subsidiary, being Corriente Argentina SA, a private Argentinean company incorporated on July 22, 1999. Vizcachitas Ltd. in turn has one wholly owned subsidiary, being Compania Minera Vizcachitas Holdings Ltd., a private Chilean company incorporated on January 13, 1998.  Lumina Copper SAC in turn has two wholly owned subsidiaries and Minera Andes del Norte SA, a private Peruvian company incorporated on March 31, 1995.  1327008 Ontario Ltd. in turn has one wholly owned subsidiary being Eastpac Minerals Peru SA, a private Peruvian company incorporated on October 25, 1994.

In order to undertake the Plan of Arrangement the Company incorporated on February 28, 2005 three wholly owned subsidiaries, Northern Peru Copper Corp, Continental Copper Corp and Lumina Resources Corp. all private British Columbia companies.

The following is a summary of the property transactions entered into by the Company to date.

In July 2002 the Company, through CRS, was granted an option from Great Basin Gold Ltd. of Vancouver, British Columbia, Canada to purchase a 100% interest in 161 mineral claims known as the Casino Property in west-central Yukon, Canada.  The option may be exercised by the Company at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin Gold Ltd. in the form of cash or shares of the Company.

To maintain the option in good standing, on May 23, 2003, the Company made a cash payment of $50,000 to Great Basin Gold Ltd. and issued 100,000 warrants (each warrant entitling Great Basin Gold Ltd. to purchase one additional share of the Company for a period of two years, at $1.80 per share).  The Company issued a warrant to Great Basin on May 21, 2004 to permit Great Basin to buy 100,000 shares of the Company for a period of two years at an exercise price of $5.80 per share, expiring May 21, 2006.  In addition to the warrants noted above the Company issued a further warrant to Great Basin on March 14, 2005 to buy 100,000 shares of the Company for a period of two years at at an exercise price of $9.22 per share, expiring March 14, 2007.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin Gold Ltd. the additional sum of $1,000,000.  Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro & Associates (1982) Ltd (“Archer Cathro”) and a claim purchase agreement with Wildrose Resources Ltd. (“Wildrose”). The royalties and encumbrances are as follows:

  A 5% NPI in favour of Archer Cathro on 83 of the minerals claims (the “Casino A Claims”) which royalty expires on March 25, 2005 as to 35 claims, March 25, 2006 as to 30 claims, March 25, 2007 as to 11 claims and March 25, 2009 as to 7 claims; and

  A 5% NPI in favour of Archer Cathro on 55 of the mineral claims (the “Casino B Claims”) which royalty expires on March 25, 2005 as to 14 claims, March 25, 2006 as to 17 claims and March 25, 2007 as to 24 claims.

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

NSR %	Average Price of Copper[1]
3%	If less than or equal to US$0.75 per pound
3.5%	If greater than US$0.75 and less than or equal to US$1.00 per pound
4%	If greater than US$1.00 per Pound

Note:

(1)

means the average of the New York Commodities Exchange final daily spot Prices for

Copper reported for the calendar month of production.

On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C. to earn a 100% interest in the Galeno Property located in Northern Peru. The property comprises four mining concessions (1,347.5 hectares).

Under the option agreement the Company may purchase the Galeno Property for cash payments totalling US$2.0 million as set out in the following table:

Period	Amount US$
On signing	$10,000 (paid)
3 months	$20,000 (paid)
6 months	$50,000 (paid)
12 months	$100,000 (paid)
24 months	$300,000
36 months	$400,000
48 months	$1,120,000
Total	$2,000,000

Payments starting in month 12 are subject to reduction if the average copper price (3 month London Metal Exchange average) moves between the determined ranges outlined in the following table:

Copper Price – US$	Copper Price Payments Reduced by
= or < than 0.65	50%
> 0.65 < 0.80	35%
> 0.80 < 1.00	20%
= or > 1.00	No discount

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

On August 3, 2003 the Company, through CRS, acquired from Corriente Resources Inc., of Vancouver, British Columbia, Canada, all of the issued and outstanding shares in the capital of Corriente Argentina Inc. for the following consideration:

1.

US$25,000 (which sum has been paid);

2.

US$25,000 and 100,000 shares of the Company by October 7, 2003 (which sum was paid and shares issued);

3.

100,000 shares of the Company on October 7, 2004 (which shares were issued);

4.

100,000 shares of the Company on October 7, 2005 (which shares have been issued);

5.

US$100,000 on October 7, 2006; and

6.

US$1,000,000 on October 7, 2007.

On March 24, 2005 the Company entered into an agreement with Corriente Resources Inc. to exercise early, its option to acquire the Taca Taca Property. In lieu of making final payment of 100,000 shares and US$1,100,000 in cash the Company issued 200,000 shares to Corriente Resources Inc. and is now the owner of 100% of Corriente Argentina Inc.

In addition to the aforementioned payments and share issuances the Company must make a payment of US$1,000,000 within 60 days of the Company making a positive production decision.

Corriente Argentina Inc. is the owner of all of the issued and outstanding shares in the capital of Corriente Argentina S.A. which in turn is the owner of the Taca Taca Property which consists of thirteen (13) mining concessions (2,546 hectares) which property is located in Salta Province, Northwestern Argentina.

On October 20, 2003 the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra both of Santiago, Chile wherein the Company was granted the exclusive option to acquire 100% of the Regalito property.  Located in Chile the property consists of 4158 hectares.  To acquire the property the Company must make payments totalling $900,000 over an 8 year period and take responsibility for concession maintenance payments.  The Company has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, the Company will pay a minimum of $200,000 in respect of the payments described above for that year. After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, the Company will pay $200,000 per year until commercial production commences.  After commercial production commences, the Company will pay a NSR of between 1 and 3% depending on the price of copper.  The Company will be entitled to recover a portion of its payments above as an offset against the NSR. In 2004 the Company made a payment of $US200,000 as the price of copper exceeded $1.00 per pound for the entire 2004 calendar year.

On November 21, 2003 the Company concluded an agreement with Northern Orion Resources Inc. of Vancouver, British Columbia to acquire 100% of the San Jorge Property. Located in Argentina the property consists of 2 mining concessions and is 444.6 hectares in size.  To acquire the property the Company made a payment of US$200,000 and issued from its treasury 81,875 common shares.

On December 22, 2003 the Company concluded an agreement with General Minerals Corporation (“GMC”) of Vancouver British Columbia to purchase 100% of GMC’s 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system.  The collective group of concessions cover approximately 4,400 hectare and are located in central Chile.  Under the agreement the Company  acquired from GMC all of the issued and outstanding shares of Vizcachitas Ltd., and the transfer of one share of Compania Minera Vizcachitas Holdings held in trust by GM Campana Ltd. GMC’s interest in the Vizcachitas property is held through the GMC’s subsidiary, Compania Minera Vizcachitas Holdings, a corporation incorporated under the laws of Chile, which in turn is owned by Vizcachitas Ltd. and GM Campana Ltd. both corporations incorporated under the laws of the Bahamas, which in turn are owned by GMC.  Pursuant to the agreement the Company issued to GMC 500,000 common shares together with a share purchase warrant entitling GMC to acquire, from time to time, up to 500,000 common shares of the Company at $3.20 per share until December 22, 2007.

On January 8, 2004 the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile ("APDS”) to acquire 100% of the Relincho Property. Located approximately 630 km north of Santiago Chile the property consists of 19,516 hectares. To acquire the property the Company must make payments totalling US$6,000,000 consisting of US$1,000,000 immediately and US$5,000,000 in cash or the Company’s shares (at the Company’s election) by December 31, 2006.  Provided the shares of the Company are trading on a recognised stock exchange in North America the Company will have the right to pay any/or all of the US$5,000,000 in shares of the Company based on the 20 trading days ending 5 trading days prior to the date of the issuance of the shares of the Company. The Company made the US$1,000,000 payment on January 9, 2004.

On May 3, 2004 the Company acquired the interest of New Inca Gold Ltd and AKD Ltd.’s collective interest in the Molino mining concession that lies contiguous to the Company’s Galeno mining concession in the Yanacocha district in Peru for cash consideration of US$300,000 and a Net Profits Interest of up to 20% depending on the timing of production from the concession. The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006. The purchase agreement involved the sale of New Inca’s Gold Ltd and AKD’s respective Ontario and Peruvian registered subsidiaries to the Company.

On February 7, 2005 the Company announced that it had signed an agreement with Electra Gold Ltd. (“Electra”) to earn a 100% interest in the Apple Bay Property, totalling 14,600 hectares, which surround the Hushamu property on northern Vancouver Island, B.C.  The acquisition requires the Company to pay $200,000 over a three-year period.  Upon a production decision on any mineral resources delineated on the Apple Bay Property  the Company will pay Electra $800,000 in cash or Company stock.

In the fiscal year ending December 31, 2004 the Company spent approximately $2,978,819 on property acquisitions. The Company has financed its property acquisition programs to date from its cash on hand derived from the sale of treasury stock.

See Item 3D- Risk Factors in particular (i) Seven of the Company’s mineral properties are in foreign countries;  (ii) The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company’s mineral properties may be affected and (iii) There are risks relating to an uncertain or unpredictable political environment in Argentina, Chile and Peru which may affect the Company’s operations in that country.

See Item 4D - Property Plant and Equipment for an overview of the Company’s properties.

See Item 5 for an overview of the Company’s financial position.

Environmental Regulation in Canada

All phases of the Company’s operations in Canada are subject to environmental regulations.  Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Environmental regulation is under the joint jurisdiction of the federal government and the provincial governments.

Although compliance with such laws is not presently a significant factor in the Company’s operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  See “Item 3D – Risk Factors.”

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

Federal Environmental Regulation

Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial jurisdiction. As a result, federal legislation and regulations do not materially affect the Company’s current operations.

The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act (the “CEAA”).

The Company does not expect to be subject to CEAA while in the exploration phase.  Should the Company ever enter the development stage of any of its mineral properties it will be subject to CEAA during the development phase.

Environmental Regulation in Peru

The General Mining Law of Peru is the primary body of law with regard to environmental regulation.  The General Mining Law is administered by the Ministry of Energy and Mines (MEM).  Generally, the MEM can require a mining company to prepare an Environmental Evaluation (EA), an Environmental Impact Assessment (EIA), a Program for Environmental Management and Adjustment (PAMA), and a Closure Plan.  Mining companies are also subject to annual environmental audits.

Environmental Regulation in Argentina

The Environmental Protection Mining Code of Argentina, enacted in 1995, requires that each Provincial government monitor and enforce the laws pertaining to sustainable development and protection of the environment. A party wishing to commence or modify any mining-related activity as defined by the Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (PEMU) an Informe de Impacto Ambiental or Environmental Impact Assessment (EIA) prior to commencing the work (Bastida, 2002).  Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk.  The PEMU has a 60-day period to review and either approve or reject the EIA. However, the EIA is not considered to be automatically approved if the PEMU has not responded within that period (Bastida, 2002).  If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a 30-day period in which to resubmit the document.

If accepted by the PEMU, the EIA is used as the basis to create a Declaración de Impact Ambiental or Declaration of Environmental Impact (DEI) to which the party must swear to uphold during the mining-related activity in question.  The DEI must be updated at least once every six months.  Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Mining Code, and may include warnings, fines, suspension of environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Environmental Regulation in Chile

The following summary is based upon Chile’s Environmental Law 19.300 and the Regulations regarding environmental impact studies, as posted on the web site of Chile’s Regional Commission for the Environment (CONAMA).

Chile’s Environmental Law 19.300, which regulates all environmental activities in the country, was first published on March 9th, 1994.  Previously, an exploration project or field activity could not be initiated until its potential impact to the environment was carefully evaluated.  This is documented in Article 8 of the environmental law and is referred to as the Sistema de Evaluación de Impacto Ambiental (“SEIA”).  However in the new regulations for SEIA, published on December 7, 2002, an amendment to the law was passed (Article 3, section i) whereby work described as “Exploration” for minerals was exempted from the filing of either a DIA or an EIA.  The definition of exploration in the context of this regulation is, “actions or works leading to the discovery, characterization, delimitation and estimation of the potential of a concentration of mineral substances which may eventually lead to a mine development project.”

The SEIA is administered and coordinated on both regional and national levels by the Comisión Regional del Medio Ambiente (“COREMA”) and the Comisión Nacional del Medio Ambiente (“CONAMA”), respectively.  The initial application is generally made to COREMA, in the corresponding region where the property is located, however in cases where the property might affect various regions the application is made directly to the CONAMA.  Various other Chilean government organizations are also involved with the review process, however most documentation is ultimately forwarded to CONAMA, who are the final authority on the environment and are the organization that issues the final environmental permits.

There are two types of environmental review; an Environmental Impact Statement (Declaración de Impacto Ambiental, or DIA), and an Environmental Impact Assessment (Evaluación de Impacto Ambiental, or EIA).  As defined in the SEIA, one of these must be prepared prior to starting any mining and/or development project (including coal, building materials, peat or clays) or processing and disposal of tailings and waste.  A DIA is prepared in cases when the applicant believes that there will be no environmental impact as a result of the proposed activities.  The potential impacts include areas such as health risks, contamination of soils, air and/or water, relocation of communities or alteration of their ways of life, proximity to “endangered” areas or archaeological sites, alteration of the natural landscape, and/or alteration of cultural heritage sites.  The DIA will include a statement from the applicant declaring that the project will comply with the current environmental legislation, and a detailed description of the type of planned activities, including any voluntary environmental commitments that might be completed during the project.

An EIA will be required if any one of the above “potential impacts” is affected.  The EIA report is much more detailed and includes a table of contents, an executive summary, a detailed description of the upcoming exploration program or study, a program for compliance with the environmental legislation, a detailed description of the possible impacts and an assessment of how they would be dealt with and repaired, a baseline study, a plan for compensation (if required), details of a follow-up program, a description of the EIA presentation made to COREMA or CONAMA, and an appendix with all of the supporting documentation.

Once an application is made, the review process by COREMA or CONAMA will take a maximum of 120 days.  If it is approved, an environmental permit is awarded and the exploration or development can commence.  If however COREMA or CONAMA comes back with additional questions or deficiencies an equal period of time is granted to the applicant to make the appropriate corrections or additions.  Once re-submitted and a 60 day period has elapsed, if no further notification from COREMA or CONAMA is received, the application is assumed to be approved.

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

Mining Title in Chile

Under Chilean law, the right to explore for and exploit minerals is granted by way of concessions.  There are two kinds of mining concessions: exploration and exploitation. Mining concessions are established by a resolution pronounced by a judge in an administrative procedure and without intervention of any other authority or person.  Mining concessions are independent to the ownership of the land and are transferable. Mining concessions may be privately owned and no State participation is required.

C.

Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence.

D.

Property, Plant and Equipment

The Company has executive offices at Suite 1550, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 which consist of 1648 square feet.  The Company is presently negotiating a long term lease of its premises and is currently on a month to month lease at a cost of $1,569 per month.

The present business of the Company is the acquisition and development of advanced stage copper properties as well as other mineral properties. The Company directly or thorough its wholly owned subsidiaries currently beneficially owns or has the right to acquire, directly or indirectly all, or a portion, of the rights, title and interest in eleven (11) copper exploration properties.

The Company’s eleven properties are presented below in what the Company currently perceives are in their order of importance with the most important property being listed first.

Regalito Property, Chile

Acquisition

On October 20, 2003 the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra wherein the Company was granted the exclusive option to acquire 100% of the Regalito property.  Located in Chile the property consists of 4,158 hectares. To acquire the property the Company shall make payments totalling $900,000 over an 8 year period and take responsibility for concession maintenance payments.  The Company has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, the Company will pay a minimum of $200,000 in respect of the payments described above for that year.  After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, the Company will pay $200,000 per year until commercial production commences.  After commercial production commences, the Company will pay a NSR of between 1 and 3% depending on the price of copper. The Company will be entitled to recover a portion of its payments above as an offset against the NSR. In 2004 the Company made a payment of $US200,000 as the price of copper exceeded $1.00 per pound for the entire 2004 calendar year.

Property Information

The Regalito Property is located in the 3rd region of Chile and hosts a large Andean type “porphyry copper” deposit that contains a significant amount of supergene and oxide copper mineralization.  Copper mineralization was first recognized on the property in the early 1980’s. Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, Niugini Mining and BHP.  A total of 6,717 metres of reverse circulation and diamond drilling in 65 holes have been completed on the property. Copper-molybdenum mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres.  Previous drilling defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/sulphide zone and a sulphide zone.  Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for lateral expansion of the deposit

2004 Drilling Program

The Company began a work program in December 2003 which was completed in the fall of 2004. The program was a 32,339 meter, 114 hole drill program to delineate the resource; a metallurgical test program that to date has completed leachability test work on all of the drill assays, bottle roll testing to confirm leachability and drilling eight representative large diameter core holes for bulk column test work; and a preliminary leaching facility layout study has been completed with the assistance of Vector Engineering.

Based upon the assay results from the drilling completed on the deposit to date, the Company commissioned an independent mineral resource estimate compliant with National Instrument 43-101.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms “measured” and “indicated mineral resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %
Measured and Indicated	0.15	820	0.37
Measured and Indicated	0.25	628	0.43
Measured and Indicated	0.35	402	0.50

The Regalito Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Relincho Property, Chile

Acquisition

On January 8, 2004 the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile ("APDS”) to acquire 100% of the Relincho property. Located approximately 630 km north of Santiago Chile the property consists of 19,516 hectares. To acquire the property the Company must make payments totalling US$6,000,000 consisting of US$1,000,000 immediately and US$5,000,000 in cash or the Company’s shares (at the Company’s election) by December 31,2006.  Provided the shares of the Company are trading on a recognised stock exchange in North America the Company will have the right to pay any/or all of the US$5,000,000 in shares of the Company based on the 20 trading days ending 5 trading days prior to the date of the issuance of the shares of the Company. The Company made the US$1,000,000 payment on January 9, 2004.

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms “measured” and “indicated mineral resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Grade Mo %
Measured and Indicated	0.4	184	0.59	0.024
Measured and Indicated	0.6	74	0.72	0.027

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.”  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

The Galeno Property, Peru

Acquisition

On June 9, 2003 the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C.  (“Asuncion”) to earn a 100% interest in the Galeno Property located in Northern Peru.

Under the option agreement the Company may purchase the property for cash payments totalling US$2.0 million as set out in the following table:

Period	Amount US$
On signing	$10,000 (paid)
3 months	$20,000 (paid)
6 months	$50,000 (paid)
12 months	$100,000 (paid)
24 months	$300,000
36 months	$400,000
48 months	$1,120,000
Total	$2,000,000

Payments starting in month 12 are subject to reduction if the average copper price (3 month London Metal Exchange average) moves between the determined ranges outlined in the following table:

Copper Price – US$	Copper Price Payments Reduced by
= or < than 0.65	50%
> 0.65 < 0.80	35%
> 0.80 < 1.00	20%
= or > 1.00	No discount

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

On May 3, 2004 the Company acquired the interest of New Inca Gold Ltd and AKD Ltd.’s collective interest in the Molino mining concession that lies contiguous to the Company’s Galeno mining concession in the Yanacocha district in Peru for cash consideration of US$300,000 and a Net Profits Interest of up to 20% depending on the timing of production from the concession. The Net Profits Interest converts to a 1% NSR royalty if production commences after 2006. The purchase agreement involved the sale of New Inca’s Gold Ltd and AKD’s respective Ontario and Peruvian registered subsidiaries to the Company.

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

Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.”  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

The El Molino claims at the Galeno Property are currently the subject of ongoing litigation. The Company does not consider the claims in dispute to be material to the development of the property but an unfavourable ruling could limit the expansion of the known mineral resource. The Company believes it will be successful in defending the litigation however the Company cannot guarantee the results.

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

Copper mineralization was first recognized on the property in the early 1960s. From the 1960s to 1998 the property has been explored by four exploration companies, namely Minera Aguilar S.A., Exploraciones Falconbridge Argentina S.A., Recursos Americanos Argentinos S.A. and Gruponer Concagua S.A

A total of 117 drillholes totalling over 20,000 metres have been drilled on the property between 1964 and 1996 including 11,831 metres of diamond drilling in 57 drillholes and 8,371 m of reverse circulation drilling in 60 drillholes.  Mineralization is hosted by both Carboniferous sediments and Permo-Triassic granitic and dacitic, porphyritic intrusives.  Both low and high-grade hypogene copper mineralization is dominated by chalcopyrite.  Superimposed on the hypogene mineralization is a supergene enriched zone, which comprises chalcocite, digenite and covellite, an oxide zone dominated by malachite and chrysocolla, and a poorly developed leached cap

.

Resources

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral

This section uses the terms “measured” and “indicated mineral resources.”  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The following table summarizes the portion of the historical estimate considered to be a Measured and Indicated Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Au g/t
Measured and Indicated	0.3%	255	0.44	0.2

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The following table summarizes the portion of the historical estimate considered to be a Measured and Indicated Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %	Au g/t
Inferred	0.3%	29	0.37	0.15

The San Jorge Property, is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

The San Jose claims at the San Jorge property are currently the subject of ongoing litigation. The Company does not consider the claims in dispute to be material to the development of the properties but an unfavourable ruling could limit the expansion of the known mineral resource. The Company believes it will be successful in defending the litigation however the Company cannot guarantee the results of the case.

Vizcachitas Property, Chile

Acquisition

On October 29, 2003 the Company entered into an agreement with General Minerals Corporation (“GMC”) to purchase 100% of GMC’s 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration related concessions. The collective group of concessions cover approximately 4,400 hectare and are located in central Chile. The terms of the agreement are that the Company will acquire from GMC all of the issued and outstanding shares of Vizcachitas Ltd., and the transfer of one share of Compania Minera Vizcachitas Holdings held in trust by GM Campana Ltd.  GMC’s interest in the Vizcachitas property is held through the GMC’s subsidiary, Compania Minera Vizcachitas Holdings, a corporation incorporated under the laws of Chile, which in turn is owned by Vizcachitas Ltd. and GM Campana Ltd. both corporations incorporated under the laws of the Bahamas, which in turn are owned by GMC.  The terms of the agreement are that the Company shall issue to GMC 500,000 common shares in the capital of the Company together with a common share purchase warrant entitling GMC to acquire, from time to time, up to 500,000 common shares of the Company at $3.20 per share for a period of four years. The 500,000 shares were issued by the Company on December 19, 2003.

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

Redstone Property, Northwest Territories

Acquisition

Pursuant to an agreement dated effective September 24, 2002, the Company, through CRS, acquired a 100% interest in the Redstone Property from Redstone Resources, Inc. (“Redstone”) a company controlled by Newmont Mining Corporation.  Pursuant to the terms of the purchase agreement the Company has agreed to pay an aggregate sum of US$500,000 which sum has been paid.

In addition, the Company granted to Redstone a NSR to be calculated monthly as follows:

NSR %	Average Price of Copper[1]
3%	If less than or equal to US$0.75 per pound
3.5%	If greater than US$0.75 and less than or equal to US$1.00 per pound
4%	If greater than US$1.00 per Pound

Note:

(1)

means the average of the New York Commodities Exchange final daily spot Prices for Copper reported for the calendar month of production.

 Property Information

The following is a description of the Redstone property. This description is taken from a report of the Redstone Property dated March 2003 prepared by A.W. Gourlay P.Geol., F.G.A.C. of Vancouver, British Columbia, Canada.

The Redstone copper deposit is located 290 kilometres south of Norman Wells   in the Nahanni Mining District, Northwest Territories. The property comprises 5 Mining Leases totalling 5,661.75 hectares (13,990 acres) owned by Lumina Copper Corp. The copper occurrences, which are of the “red-bed copper” type, were discovered by regional prospecting during 1961.   Subsequently, the property has undergone a number of exploration campaigns by the following companies: Redstone Mines Ltd., Cerro Mining Company of Canada Limited and Shell Canada Resources, Ltd. A total of 15,529 metres of diamond drilling in 56 holes has been completed to date on the property.

Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

The Pashpap Property, Peru

In July 2003 the Company acquired, by staking, the Pashpap Property.

Property Information

The Pashpap Property, consisting of 8 mining concessions (6,240 Hectares) is located in Ancash department of northern Peru.  The Pashpap property contains an Andean type “porphyry copper” hydrothermal system that has at least five porphyry centres and a skarn zone. Copper mineralization was first recognised on the Pashpap property in 1914.  Subsequently the property has undergone a number of exploration campaigns by the following companies: Newmont, AMAX, Homestake, Buenaventura and Noranda.  A total of 16,245 metres of diamond drilling in 88 holes have been completed on the property.

The Pashpap Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Casino Property, Yukon Territory

Acquisition

Pursuant to an agreement dated July 15, 2002 between the Company, through its wholly owned subsidiary CRS, and Great Basin Gold Ltd. (“Great Basin”), the Company acquired an option to purchase a 100% interest in 161 mineral claims in west-central Yukon, Canada known as the Casino Property.  The option may be exercised by the Company at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin in the form of cash or shares of the Company.  For this purpose, the shares of the Company will be valued based on the 20 consecutive trading-day weighted average trading price of such shares for the 20 day period ending four days prior to the delivery of the notice of exercise of the option by the Company to Great Basin.

To maintain the option in good standing, on May 23, 2003, the Company made a cash payment of $50,000 to Great Basin Gold Ltd. and issued 100,000 warrants (each warrant entitling Great Basin Gold Ltd. to purchase one additional share of the Company for a period of two years, at $1.80 per share).  The Company issued a warrant to Great Basin on May 21, 2004 to permit Great Basin to buy 100,000 shares of the Company for a period of two years at an exercise price of $5.80 per share, expiring May 21, 2006.  In addition to the warrants noted above the Company issued a further warrant to Great Basin on March 14, 2005 to buy 100,000 shares of the Company for a period of two years at at an exercise price of $9.22 per share, expiring March 14, 2007.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, the Company will pay to Great Basin the additional sum of $1,000,000.  Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro & Associates (1982) Ltd (“Archer Cathro”) and a claim purchase agreement with Wildrose Resources Ltd (“Wildrose”).  The royalties and encumbrances are as follows:

  A 5% NPI in favour of Archer Cathro on 83 of the minerals claims (the “Casino A Claims”) which royalty expires on March 25, 2005 as to 35 claims, March 25, 2006 as to 30 claims, March 25, 2007 as to 11 claims and March 25, 2009 as to 7 claims; and

  A 5% NPI in favour of Archer Cathro on 55 of the mineral claims (the “Casino B Claims”) which royalty expires on March 25, 2005 as to 14 claims, March 25, 2006 as to 17 claims and March 25, 2007 as to 24 claims.

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms “measured” and “indicated mineral resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

The exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Material	Cut-off	Tonnage Above Cut-off Million Tonnes	Gold	Copper	Moly	Cu Eq
	(%Cu)		g/t	%	%	%
Supergene Oxide[1]	0.3	42	0.35	0.33	0.02	0.67
Supergene Sulphide[1]	0.3	124	0.32	0.32	0.03	0.64
Hypogene[1]	0.3	798	0.22	0.20	0.02	0.45

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

3.

100,000 shares of the Company on October 7, 2004 (which shares were issued on October 7, 2004);

4.

100,000 shares of the Company on October 7, 2005 (which shares were issued on March;

5.

US$100,000 on October 7, 2006; and

6.

US$1,000,000 on October 7, 2007.

On March 24, 2005 the Company entered into an agreement with Corriente Resources Inc. to exercise early, its option to acquire the Taca Taca Property. In lieu of making final payment of 100,000 shares and US$1,100,000 in cash the Company issued 200,000 shares to Corriente Resources Inc. and is now the owner of 100% of Corriente Argentina Inc.

In addition to the aforementioned payments and share issuances the Company must make a payment of US$1,000,000 within 60 days of the Company making a positive production decision.

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

Property Information

The following is a description of the Taca Taca Property.  This description is taken from a report on the Taca Taca Property dated May 27, 2003 prepared by Steven Blower, P.Geo. AMEC (Peru) S.A (“AMEC”).

The Taca Taca Property, consisting of 13 mining concessions (2546 Hectares), is located in the Puna (altiplano) region of northwest Argentina, in western Salta province.  It is approximately 230 km due west of the city of Salta and 55 km east of the Chilean border.  The Taca Taca Property contains a large Andean type “porphyry copper” hydrothermal system that has generated a significant amount of supergene and hypogene copper, molybdenum and gold mineralization.  The supergene zone is typically 20 m to 60 m thick and consists of chalcocite and covellite coatings on hypogene chalcopyrite and pyrite. Copper mineralisation was first recognized on the Taca Taca Property in the 1960’s. Subsequently the property has undergone a number of exploration campaigns by the following companies: Falconbridge, Gencor, BHP Minerals, Corriente and Río Tinto. A total of 24,033 metres of reverse circulation and diamond drilling in 156 holes have been completed on the property.

Resources

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

Resources

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Mineral Resources

This section uses the terms “measured” and “indicated mineral resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the terms “Inferred Resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category.

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

Apple Bay Property, Vancouver Island, British Columbia

Pursuant to an option agreement dated February 3, 2005 between the Company and Electra Gold Ltd. (“Electra”) the Company was granted the option to earn 100% interest in the Apple Bay Property. In order to earn the interest in the property the Company must, subject to the terms hereof, make a total of $200,000 in cash payments to Electra as follows:

(a)

$20,000 on the date of the agreement (paid);

(b)

$40,000 in cash on February 3, 2006;

(c)

$60,000 cash on February 3, 2007;

(d)

$80,000 in cash on February 3, 2008; and

upon a production decision, pay to Electra $800,000 in cash or the Company’s stock, in the Company’s sole discretion, valued at the then share price. The Apple Bay Property comprise 584 claims and are located on Vancouver Island, BC.  The Apple Bay Claims are without known ore reserves and without any exploration undertaken by the Company in the future will be exploratory in future.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 provides the operating and financial review of the Company for the 2004, 2003, and 2002 fiscal periods.

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

All statements other than statements of historical facts included in this Annual Report, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, Plant and Equipment” and located elsewhere herein regarding industry prospects and the Company’s financial positions are forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, neither can give any assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report under “Item 3(D) – Risk Factors.”  All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

A.

Operating Results

The Company is a natural resource company, engaged it the acquisition, exploration and development of mineral properties. The Company does not have any producing properties at this time.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties and projects contain ore reserves that are economically recoverable.  In  accordance  with Canadian  generally accepted  accounting  principles, (“Canadian GAAP”)  the Company  follows the practice of capitalizing all costs  related to acquisition, exploration and development of mineral  properties until such time as mineral properties are put into  commercial production, sold or abandoned.  If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future.  If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated  amount  recoverable unless there is persuasive evidence that an impairment allowance is not  required.  The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties.  On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration work that is warranted in the future.  If there is little prospect of future work on a mineral  property project being carried out within a three year period from completion of previous activities,  the deferred  costs  related to that mineral  property  project are written down to the  estimated  amount  recoverable unless there is  persuasive evidence  that an impairment  allowance is not  required.  If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.  The amounts  shown for mineral  properties  and for mineral  property evaluation costs represent costs incurred to date less write-downs,  and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis.  As a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, (“U.S. GAAP”) the Company capitalizes the acquisition costs of mineral use rights for parcels of land not owned by the Company. The Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified. See Note 16 to the Consolidated Financial Statements of the Company.

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

The Company's Consolidated Financial Statements have been prepared on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its and management’s ability to develop profitable operations and to continue to raise adequate financing. The Company's sole source of financing is by the issue of common stock from treasury.

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

The following  discussion and analysis of the financial  condition and operating results of the Company for the three fiscal years ended December 31, 2004, 2003 and 2002 (the  "MD&A")  should be read in  conjunction with the  Consolidated  Financial Statements  and  related  notes to the  financial  statements  which  have  been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP with comparisons with U.S. GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 16 to the Consolidated Financial Statements.

A.   Operating Results.

As the Company does not have any producing mineral properties, its sole source of revenue is through interest earned on amounts on deposit and possible foreign exchange gains. These amounts are used to offset some of the administrative operating expenses.  The interest income is dependent on the funds available for deposit and fluctuating interest rates.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  As described below, significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties, deferred explorations and assets held for sale.  The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral properties and deferred exploration are critical accounting policies that affect judgments and estimates used in the preparation of the Company’s financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian GAAP.  The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company’s properties.

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

Changes in circumstances in the future, many of which are outside of management’s control, will impact on the Company’s estimates of future recoverability of net amounts to be realized from their assets.  Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venture decisions and developments, market prices of minerals, government actions, the Company’s plans and intentions with respect to is assets and other industry and competitor developments.

The Company has not yet determined whether the properties contain mineral resources that are economically recoverable.  Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company’s control, such as the market value of minerals recovered.

The Company believes it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable.

While the Company believes that economically recoverable reserves will be identified, and that the value of the assets held for sale will be recovered, there is no assurance that this will occur.  Failure to discover economically recoverable reserves will require the Company to write-offs costs capitalized to date.

Recent accounting pronouncements

Asset retirement obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.  This is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal periods beginning on or after January 1, 2004.

In June 2004, the FASB issued an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”).  This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under SFAS No. 143 and is effective no later than the end of Fiscal 2005.  The Company has determined that this interpretation, and the adoption of SFAS No. 143, will not have a material impact on the Company’s condensed consolidated results of operations, financial position or cash flows.

Mining Assets:  Impairment and Business Combinations

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets:  Impairment and Business Combinations”.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.  The Company believes this will have no import on the Company’s financial position or results of operations.

Accounting for Nonmonetary Transactions

In December 2004, the FASB issued SFAS 153.  This Statement addresses the measurement of exchanges of nonmonetary assets.  The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement will be effective for the Company’s 2006 fiscal year.  Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.  Management believes this Statement will have no impact on the financial statements of the Company once adopted.

Accounting for Share Based Payment

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), “Share-Based Payment”.  Statement 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.

Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees.  However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.  Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.  We are currently evaluating the effect adoption of SFAS 123(R) will have on our overall results of operations and financial position.

Operating Results of the Company

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003

The Company’s general and administrative expenses for the year ended December 31, 2004 were $1,955,287 compared to $1,287,848 for the year ended December 31, 2003.  Fiscal 2004 represented a full year of operations for the Company.  The Company was formed on May 23, 2003 pursuant to the reverse take-over of First Trimark Ventures Inc. by CRS Copper Resource Corp.  Consequently, the expenses for fiscal 2003 were not representative of a full year of comparative operations and all expenditures for fiscal 2004 were significantly higher than expenditures incurred during fiscal 2003.

Significant expenditures were incurred in fiscal 2004 for investor relations and corporate development activities, as well as for legal, audit and regulatory fees.  Investor relations and corporate development activities were incurred in connection with the Company’s attendance and participation at trade shows and conferences, the preparation of trade show material and publications and other activities to increase awareness about the Company, its properties and its activities amongst Canadian and United States based fund managers and investors.  These services were performed by Company personnel as well as investor relations contractors.  Legal, audit and regulatory fees increased significantly, by approximately $189,000, due to the Company acquiring listings for its common shares on the TSX and AMEX Exchanges.

During 2004, the Company recorded stock-based compensation of $529,630 in connection with incentive stock options that vested during the year and $148,000 in connection with Founders’ Units (see discussion of fiscal 2003 expenditures for details on these units), for an aggregate expense of $677,630.

The Company incurred a net loss of $1,975,903 for the year ended December 31, 2004 as compared to a net loss of $1,256,574 for the year ended December 31, 2003.  This increase of $719,329 is a result of a full year of operations. It should be noted however that the Company incurred additional legal, audit and regulatory expenses in connection with its listings on the TSX and AMEX Exchanges, which expenses should not be recurring.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

Mineral Property Expenditures

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

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP

Under U.S. GAAP, until March, 2004, mineral interests representing mineral use rights for parcels of land not owned by the Company were treated as intangible assets.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  During the second quarter of 2004, the Company changed its accounting policy, prospectively from April 1, 2004, with respect to mineral use rights to reclassify them from intangible to tangible assets.  This change was made as a result of deliberations by the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets.  Prior to this change in accounting policy, the Company had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, the Company has ceased amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment.  If this change had been adopted retroactively on January 1, 2003, it would have decreased the Company’s U.S. GAAP net loss for 2003 by $200,110 (2002: $37,875).

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests.  Residual values are determined for each individual property.

 Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004, 2003 and 2002 and for the period from inception on October 3, 2001 to December 31, 2001.

Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

Canadian GAAP treatment of flow-through shares changed during 2004.  Before March 2004, the funds received through the issuance of flow-through shares were recorded as share capital.  Once the qualifying expenditures were made, the carrying values of both the unproven mineral property and the share capital were reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate.  As the Company’s effective tax rate was 0% for 2004, 2003 and 2002, and because the Company did not issue any flow-through shares before March, 2004, no adjustment of this nature was required.

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income upon renunciation of the exploration expenditures by the Company.  EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.

Canadian GAAP does not require a separate allocation of the amount of funds received by the Company attributable to the flow-through feature at the time of issue.  Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows.  Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also notwithstanding whether there is a specific requirement to segregate the funds, the flow through share funds which are unexpired at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under U.S.  GAAP.

Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002

The Company’s general and administrative expenses for the year ended December 31, 2003 were $1,287,848 compared to $3,358,657 for the year ended December 31, 2002 as a result of a decrease in stock-based compensation from $3,325,067 for the year ended December 31, 2002 to $582,387 for the year ended December 31, 2003. Included in the share capital of CRS at May 22, 2003, were 5,060,000 units (“Founders’ Units”) that were issued for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant. Included in the Founders Units were 600,000 units that were issued into escrow under a Voluntary Pooling Agreement (“VPA Founders’ Units”). The Company has recorded compensation expense related to the issuance of all the Founders Units at their fair value of $0.75 per unit, under U.S. GAAP, less the nominal consideration of $0.01 per unit received.

The compensation expense related to the VPA Founders’ Units is recognized evenly over the period that these units are held in escrow under a Voluntary Pooling Agreement. The compensation expense related to the non-VPA Founders’ Units has been recognized as a 2002 period expense.

During 2003, stock based compensation expense in the aggregate amount of $582,387 was recorded.  During 2003, the Company granted options to directors, employees and consultants for the purchase of up to 897,533 common shares.  Compensation expense in the amount of $434,387 was recorded on those options which vested during the year.  The Company also recorded $148,000 of compensation expense for VPA Founders’ Units issued by CRS in 2002 for services rendered in 2003 by the recipient unit holders.

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

The Company incurred a net loss of $1,256,574 for the year ended December 31, 2003 as compared to a net loss of $3,356,101 for the year ended December 31, 2002.  This improvement of $2,099,527 is a result of a decrease in stock-based compensation in the year ended December 31, 2003. It should be noted however that there was a significant increase in all other expenses including accounting and audit fees, management and consulting services, investor relations and promotion costs, legal fees and office and administration to $124,828, $149,499, $134,442, $101,401 and $103,576 respectively due to the commencement of active business by the Company in the year ended December 31, 2003.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations

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

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP

Under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Company were treated as intangible assets until March of 2004 as explained below.  The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Until, March 2004, for exploration stage mineral interests, the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the corporation expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties. The current amortization period is from 4 to 11 years.

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests.  Residual values are determined for each individual property.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) to issues that include whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus in EITF Issue No 04-2 “Whether Mineral Rights are Tangible or Intangible Assets” (“EITF No. 04-2”), subject to ratification by the Financial Accounting Standards Board (“FASB”), that mineral interests conveyed by leases should be considered tangible assets. On March 31, 2004, the FASB ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. On April 30, 2004 the FASB issued a FSP amending SFAS No 141 AND SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company will reclassify all of its mineral interests conveyed by leases from intangible assets to tangible assets when reporting under U.S. GAAP and cease amortizing exploration stage mineral property interests prior to the commencement of production upon adoption of EITF 04-2.

Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at December 31, 2003 would have been reduced from $9,162,594 to $8,455,076 as a result of mineral interests amortized and mineral exploration costs expensed, under U.S. GAAP, of $237,985 and $469,533 respectively. The shareholders equity would have decreased from $8,648,187 under Canadian GAAP to $7,940,669 under U.S. GAAP as a result of the amortization of mineral interests and mineral exploration costs expensed. The loss for the year on the consolidated statement of operations ended December 31, 2003 would have increased from a loss of $1,256,574 applying Canadian GAAP to a loss of $1,926,217 as a result of the amortization of mineral interest and mineral exploration costs expensed under U.S. GAAP of $200,110 and $469,533 respectively. The cash flows used in operating activities in the consolidated statement of cash flows at December 31, 2003 would have increased from Canadian GAAP of ($564,425) to ($1,033,958) under U.S. GAAP as a result of mineral exploration costs expensed. In addition the cash flows from investing activities in the consolidated statement of cash flows at December 31, 2003 would have decreased from Canadian GAAP of ($721,660) to ($258,739) under U.S. GAAP as a result of mineral exploration costs expensed.

Fiscal year ended December 31, 2002 compared to fiscal period from incorporation on October 3, 2001 to December 31, 2001

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

B.

Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, virtually all funding for the Company’s business and ongoing operations has come from common share issuances.  During the year ended December 31, 2004, the Company raised net proceeds of $11,996,109 as compared to $2,952,138 in equity during the year ended December 31, 2003.

The Company’s cash position (including temporary investments) at December 31, 2004 was $3,227,038 as compared to $3,469,372 at December 31, 2003, representing a 7% decrease.  Of the balance at December 31, 2004, a total of $2,135,000 has been committed for expenditures on qualified Canadian exploration expenditures, as defined under the Income Tax Act (Canada), pursuant to the issue of flow-through shares.

The Company’s net working capital position (current assets less current liabilities) decreased to $2,782,864 as at December 31, 2004 from $3,010,783 at December 31, 2003 due to lower cash balances at December 31, 2004.

As at December 31, 2004, amounts capitalized in respect of mineral properties increased to $17,324,715, from $5,598,592 as a result of a significant exploration program carried out on the Regalito property, option payments and exploration costs incurred on existing properties and the cost of new mineral properties acquired in the year ended December 31, 2004.

The Company is in the acquisition and exploration stage on its mineral properties and therefore has no regular cash flow. In the short term, the Company expects that its existing capital requirements arising from the evaluation of its existing mineral properties and fulfilling its future acquisition costs and planned exploration expenditures will be met from the Company's working capital.  The Company has property payment and exploration commitments of approximately $6,000,000 in 2005 and 2006.  In the event that the Company will require additional capital in order to finance further acquisitions and undertake exploration of mineral properties or for general and administrative expenses it will have to depend on raising funds by the issuance of shares.  Due to the general uncertainties of the financial markets, the Company cannot guarantee that it will be successful in raising any additional funds required.

As at March 15, 2005 the Company had working capital in the amount of $11,664,774. The Company considers that it has adequate resources to maintain its ongoing operations for the next twelve months. In the event the Company proceeds with its plan of arrangement as described in its news release dated January 2, 2005 the working capital will be divided between the Company and the three new companies in manner to be determined by the management of the Company.

In the long term, the Company's financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing the mineral properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty.  The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced, availability of sufficient infrastructure, mining regulations in Canada and other foreign countries and foreign exchange rates.

None of the Company’s mineral properties currently have reserves and the Company has not begun any exploration for minerals on its mineral properties.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs or the acquisition of projects.

C.

Research and Development

Not applicable

D.

Trend of Information

Not applicable

E.

Off-balance sheet arrangements

Not applicable

F.

Tabular disclosure of Contractual Obligations

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth certain information as of March 15, 2005 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Anthony Floyd	54	President and Director	Inca Pacific Resources Inc.	President and Director
Robert Pirooz	41	Vice President, Secretary and Director	Pan American Silver Corp.	Secretary and General Counsel
Ross Beaty	53	Director	Pan American Silver Corp.	Chairman of the Board
Aziz Shariff	56	Director	Intergulf Resources Corp.	Director
John Wright	52	Director	Pan American Silver Corp.	Director
David Strang	36	Vice-President	NIL	NA
Leo Hathaway	35	Vice-President	NIL	NA
Sandra Lim	44	CFO	NIL	NA

Anthony Floyd, President and Director

Mr. Floyd has been the President and Director of Inca Pacific Resources Inc. since April 1994. In addition Mr. Floyd was a Director of Grayd Resources Inc. from January 2001 to September 2002.  Mr. Floyd graduated with a Bachelor of Science in Geology (Honours) from the University of Nottingham in England, and in 1972 received a Masters of Science in Mineral Exploration from the University of Leicester in England.  In 1992, Mr. Floyd obtained a P. Geo from the Association of Professional Engineers & Geoscientists of British Columbia. Mr. Floyd will devote approximately 50% of his professional time to the Company’s operations.

Robert Pirooz, Vice-President, CFO, Secretary and Director

Mr. Pirooz is currently the Secretary and General Counsel of Pan American Silver Corp. (TSX; NASDAQ).  Mr. Pirooz studied commerce at Dalhousie University and received a law degree from the University of British Columbia in 1989.  Mr. Pirooz practised law in Vancouver and Victoria, British Columbia from May 1990 to February 1998 primarily in the areas of corporate and commercial and securities law.  Mr. Pirooz served as General Counsel, Vice-President and Secretary of Pan American Silver Corp. from April 1998 to October 2000 and from October 2000 to December 2002 was General Counsel and Vice President of the BCR Group of Companies. Mr. Pirooz is currently a lawyer and business consultant providing services through Iris Consulting Ltd and Mirador Law Corp. to Pan American Silver Corp. and a limited number of corporate clients; none of which other than Inca Pacific Resources Inc. are in the copper mining industry. Mr. Pirooz will devote approximately 50% of his professional time to the Company’s operations.

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

Aziz Shariff, Director

Mr. Shariff was the Chief Executive Officer, President, Director and a Promoter of the Company from March 8, 2000 to May 23, 2003.  Mr. Shariff continues as a director of the Company. Mr Shariff is an independent investor and institutional fundraiser operating through a number of corporations and offices in the United States, Canada and Dubai, Middle East.  He is the President of Trimark Trading, an international institution in Dubai, Middle East.  From 1989 to 1996 Mr. Shariff was a Director of the Hunter Dickinson Group of Companies, and Hunter Dickinson Inc., a Canadian company that operates publicly traded mineral exploration and mine development companies around the world.  Since 1996 he has served as an advisor to the Hunter Dickinson Group of Companies, and Hunter Dickinson Inc.  Mr. Shariff is qualified as a Member of the Institute of Chartered Accountants in England and Wales.

John Wright, Director

 Mr. Wright is a metallurgical engineer with a degree from Queen’s University, Canada.  He worked in the Canadian mining industry from 1974 until 1988 primarily with Teck Corporation and Cominco Ltd.  In 1988 Mr. Wright joined Equinox Resources Ltd. as Chief Operating Officer until early 1994 when he co-founded Pan American Silver Corp. where he was President, and Chief Operating Officer until July 1st, 2003.  Mr. Wright remains a director of Pan American Silver Corp. Mr. Wright obtained a P. Eng. from the Association of Professional Engineers and Geoscientists of British Columbia.

David Strang, Vice-President

Mr. Strang has been the Vice President of Corporate Development since October 28, 2003.  Mr. Strang received his Bachelor of Science in Applied Earth Sciences from Stanford University in June 1991.  From September 1996 to June 1998 he was a Investment Analyst and Acquisitions Manager with Gold Fields of South Africa Limited. From November 1999 to October 2003 he was a senior associate and Manager with Standard & Poor’s Corporate Value Consulting Group.

Sandra Lim, Chief Financial Officer

Ms. Lim joined the Company as its Chief Financial Officer on June 15, 2004.  Ms. Lim was designated a Certified General Accountant by the CGA Association of BC in May 1988 and the CGA Association of Canada in June 1988, and a Certified Financial Planner by the Financial Planners Standards Council in January 1999.  Ms. Lim has been an associate with the firm of G. Ross McDonald, Chartered Accountant, in Vancouver, BC since November 1988.  Prior to working with G. Ross McDonald, Ms. Lim held positions as controller with several private companies.

Leo Hathaway, Vice-President, Exploration

Mr. Hathaway joined the Company as its Vice-President, Exploration, on June 7, 2004 and is responsible for the exploration management of the Company’s projects in Canada, Peru, Argentina and Chile.  He has a B.Sc.(Hons) degree in Applied Geology from the University of Plymouth, England, and a M.Sc. in Mineral Exploration from the Royal School of Mines at Imperial College in London, England.  Most recently, Mr. Hathaway was employed with a Canadian mining company evaluating base metal opportunities in Spain and South America.

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

B.

Executive Compensation

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2004, (a) the Company’s chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended December 31, 2004.  The Company presently has two Named Executive Officers, namely Anthony Floyd, the Chief Executive Officer (“CEO”) and President, and Sandra Lim, the Chief Financial Officer (“CFO”).

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Anthony Floyd[2] CEO and President	2004 2003 2002	nil nil n/a	$28,350[7] nil n/a	$60,000[6] $60,000[6] n/a	nil 200,000 n/a	nil nil n/a	nil nil n/a	nil nil n/a

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Sandra Lim[3] CFO	2004 2003 2002	nil n/a n/a	nil n/a n/a	$10,833 n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a
Robert Pirooz[4] Vice-President and Secretary	2004 2003 2002	nil nil n/a	$28,350[7] nil n/a	$65,000[6] $65,000[6] n/a	nil 200,000 n/a	nil nil n/a	nil nil n/a	nil nil n/a
Aziz Shariff[5] former CEO and President	2004 2003 2002	nil nil nil	nil nil nil	nil nil nil	nil 50,000 nil	nil nil nil	nil nil nil	nil nil nil
Anthony Floyd[2] CEO and President	2004 2003 2002	nil nil n/a	$28,350[7] nil n/a	$60,000[6] $60,000[6] n/a	nil 200,000 n/a	nil nil n/a	nil nil n/a	nil nil n/a

1.

The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.

2.

Mr. Floyd was appointed CEO and President on May 23, 2003.

3.

Sandra Lim was appointed CFO on June 15, 2004.

4.

Mr. Pirooz was CFO from April 20, 2004 to June 15, 2004.

5.

Mr. Shariff was CEO from August 3, 2000 to May 23, 2003 and President from March 8, 2000 to May 23, 2003.

6.

Paid for management and consulting services.

7.

Represents the cash value of Shares issued to certain executive officers of the Company in respect of the year ended December 31, 2004. These shares were issued in January 2005.

Options and Stock Appreciation Rights (SARs)

The Company has not issued any SARs.

Option Grants

No stock options were granted to the Executive Officers during the most recently completed financial year.

Until 2003, the Company did not maintain a formal plan under which stock options were granted.  In May 2003 the Company implemented a “rolling” Stock Option Plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  In May 2004 the plan was revised to a “fixed” plan whereby the maximum aggregate number of Shares issuable pursuant to the exercise of options granted under the plan or as bonus shares was 1,390,943 shares. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

1.

The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan including bonus shares is 1,392,443 shares the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the TSX on the date prior to the date of grant or, if the shares are no longer listed for trading on the TSX, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.

The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan.  All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option.

4.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted will expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

Under the plan the board of directors has the authority and power to issue and distribute in such amounts as the board of directors in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to 100,000 bonus shares in each calendar year, to those employees, senior officers, directors and consultants of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company. The bonus shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the board of directors, in its discretion, and shall be issued at a deemed price determined by the board or directors at the time of issuance of such bonus shares, but such price shall not be less than the closing price of the Shares on the TSX on the trading day immediately preceding the day on which the bonus shares are issued.

On April 20, 2004, 150,000 stock options were granted under the Stock Option Plan. On June 21, 2004, 15,000 stock options were granted. On December 2, 2004, 100,000 stock options were granted. On January 17, 2005, 50,000 stock options were cancelled. On January 20, 2005 10,000 bonus shares were issued. On January 27, 2005, 20,000 stock options were granted.  On January 28, 2005 10,000 bonus shares were issued.  See Item 6(e) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable
Anthony Floyd	nil	$nil	200,000 / 0	$820,000
Sandra Lim	nil	$nil	nil	$nil
Robert Pirooz	nil	$nil	200,000 / 0	$820,000
Aziz Shariff	nil	$nil	72,533 / 0	$103,265

1.

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

2.

“In-the-Money Options” means the excess of the market value of Lumina’s shares on December 31, 2004 over the exercise price of the options. The closing price of Lumina’s shares on December 31, 2004 was $5.75.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year. However, during the fiscal year ended December 31, 2004, the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services.  These transactions occurred in the normal course of operations.  In this regard, the Company paid during the past fiscal year: (i) Floyd Consultants, a sole proprietorship of Anthony Floyd, the Chief Executive Officer, President and a director of the Company, $60,000 for geological consulting services and 5,000 shares of the Company, valued at $5.67 per share as a bonus under the Company’s stock option plan; and (ii) Iris Consulting Ltd., a private company which employs Robert Pirooz, the Vice-President and a director of the Company, $65,000 for management services and 5,000 shares of the Company, valued at $5.67 per share as a bonus under the Company’s stock option plan.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

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

The Board of Directors has assigned specific governance responsibilities to three committees: the Audit Committee, Compensation Committee, and the Nominating and Governance Committee. Committee members are appointed annually following the Company’s annual general meeting.  The following is a description of the composition and mandate of each of the committees of the Board of Directors:

Audit Committee

Pursuant to the provisions of section 224 of the BCBCA, the Company is required to have an Audit Committee, which, at the present time, is comprised of two independent directors and one non-independent director.  A third independent director will replace the non-independent director on the Audit Committee on or before July 31, 2005, for the purposes of the TSX and AMEX rules.  The Chairman of the Audit Committee is Aziz Shariff. All members of the Audit Committee are financially literate. The Company considers “Financial Literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement. The members of the Audit Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Audit Committee Charter

Mission

Senior management, as overseen by the Board of Directors, has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee is a standing committee of the Board of Directors established to assist the Board of Directors in fulfilling its responsibilities in this regard.

Composition and Meetings

(a)

the Audit Committee shall be composed of two independent directors and one non-independent director for the time being, it being understood that a third independent director will replace the non-independent director on the Audit Committee on or before July 31, 2005;

(b)

the members of the Audit Committee shall be appointed by the Board of Directors to serve one year terms and are permitted to serve an unlimited number of consecutive terms;

(c)

the Audit Committee shall meet at least four times per year and any member may call special meetings as required.  A quorum at meetings of the Audit Committee shall be two members; and

(d)

the minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to all directors with copies to the chief financial officer and the external auditor;

Responsibilities

Financial Information

Review:

(a)

the annual financial statements and recommend their approval to the Board, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with management;

(b)

other financial information included in the annual report;

(c)

the Annual Information Form;

(d)

Management Discussions and Analysis contained in the annual report and quarterly statements, if any;

(e)

the planning and results of the external audit, including:

(i)

the auditor’s engagement letter;

(ii)

the reasonableness of the estimated audit fees;

(iii)

the scope of the audit, including materiality, locations to be visited, audit reports required, areas of audit risk, timetable, deadlines and coordination with internal audit;

(iv)

the post-audit management letter together with management’s response;

(v)

the form of the audit report;

(vi)

any other related audit engagements (e.g. audit of the company pension plan);

(vii)

non-audit services performed by the auditor;

(viii)

assessing the auditor’s performance;

(ix)

recommending the auditor for appointment by the Board; and

(x)

meeting privately with the auditors to discuss pertinent matters, including the quality of accounting personnel.

Interim Financial Statements

(a)

Obtain reasonable assurance on the process for preparing reliable quarterly interim financial statements from discussions with management and, where appropriate, reports from the external and internal auditors.

(b)

Review, or engage the external auditors to review, the quarterly interim financial statements.

(c)

Obtain reasonable assurance from management about the process for ensuring the reliability of other public disclosure documents that contain audited and unaudited financial information.

Accounting System and Internal Controls

(a)

Obtain reasonable assurance from discussions with and(or) reports from management, and reports from external and internal auditors that the Company’s accounting systems are reliable and that the prescribed internal controls are operating effectively.

(b)

Direct the auditors’ examinations to particular areas.

(c)

Request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies).

(d)

Review control weaknesses identified by the external and internal auditors, together with management’s response.

(e)

Review the appointments of the chief financial officer and key financial executives.

(f)

Review accounting and financial human resources and succession planning within the corporation.

Statutory Responsibilities

Ensure compliance by the corporation of any regulatory requirements.

Other Responsibilities

Additional responsibilities to be defined as required, but may include:

(a)

reviewing the prospectuses and other offering memoranda;

(b)

monitoring compliance with the corporate code of conduct;

(c)

investigating fraud, illegal acts or conflicts of interest;

(d)

discussing selected issues with corporate counsel; and

(e)

reviewing compliance with environmental codes of conduct and legislation.

Liaison with Other Financial Officer/Audit Committees of Subsidiary Companies

(a)

review the mandate and terms of reference of a subsidiary’s Audit Committee.

(b)

review the report(s) of the subsidiary’s Audit Committee to its Board of Directors.

(c)

follow up, as appropriate, with management, the chairperson of the Audit Committee or the audit partner of the subsidiary on any matters of concern.

Reporting

(a)

Report, through the chairperson, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

(b)

Report annually, through the Board of Directors, to the shareholders on the Audit Committee’s responsibilities and how it has discharged them.

(c)

Review the Audit Committee’s terms of reference annually and propose recommended changes to the Board of Directors.

Regulations

(a)

The members and the chairperson of the Audit Committee shall be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

(b)

The chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members with sufficient time for study prior to the meeting.

(c)

The Audit Committee shall have the power, authority and discretion delegated to it by the Board of Directors which shall not include the power to change the membership of or fill vacancies in the Audit Committee.

(d)

The Audit Committee shall conform to the regulations which may from time to time be imposed upon it by the Board of Directors.

(e)

The Audit Committee may meet and adjourn, as they think proper.  Questions arising shall be determined by a majority of votes of the members of the Audit Committee present, and in the case of an equality of votes, the chairman shall not have a second or casting vote.

(f)

A resolution approved in writing by the members of the Audit Committee shall be valid and effective as if it had been passed at a duly called meeting.  Such resolution shall be filed with the minutes of the proceedings of the Audit Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

(g)

The Audit Committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the Board of Directors.

(h)

The Board of Directors shall have the power at any time to revoke or override the authority given to or acts done by the Audit Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Audit Committee or fill vacancies in it as it shall see fit.

(i)

A majority of the members of the Audit Committee shall constitute a quorum thereof.

(j)

The Audit Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

Composition of the Audit Committee

The Audit Committee is presently composed of Anthony Floyd (non-independent), John Wright (independent) and Aziz Shariff (independent).  A third independent director will replace the non-independent director on the Audit Committee on or before July 31, 2005, for the purposes of the TSX and AMEX rules.  The Chairman of the Audit Committee is Aziz Shariff.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience as summarized below:

Aziz Shariff (Chairman)

  Member of the Institute of Chartered Accountants in England and Wales.

  Independent Investor and Institutional Fundraiser operating through a number of corporations and offices in the United States, Canada and Dubai, Middle East.

  Advisor to the Dickinson Group of Companies and Hunter Dickinson Inc. (a Canadian company that operates publicly traded mineral exploration and mine development companies around the world).

  Former CEO and President of the Company.

Anthony Floyd

  President of Inca Pacific Resources Inc.

  Former director of Grayd Resources Inc.

John Wright

  Former CEO and President of Pan American Silver Corp.

  Director of Pan American Silver Corp.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Compensation Committee

The Company has a Compensation Committee presently comprised of John Wright and Aziz Shariff, both of whom are unrelated directors for the purposes of the TSX Policies and independent directors for the purposes of the AMEX rules.  The Chairman of the Compensation Committee is John Wright.  The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s stock option plan, and delivers an annual report to shareholders on executive compensation.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of two directors, both of whom are unrelated directors for the purposes of the TSX Policies and independent directors for the purposes of the AMEX rules.  The Chairman of the Nominating and Governance Committee is John Wright.  The Nominating and Governance Committee: oversees the effective functioning of the Board of Directors; oversees the relationship between the Board of Directors and management of the Company; ensures that the Board of Directors can function independently of management at such times as is desirable or necessary; assists the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders; identifies possible nominees for the Board of Directors; and reviews the qualifications of possible nominees for, and current members, of the Board of Directors.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board of Directors with respect to: (i) the size and composition of the Board of Directors; (ii) the appropriateness of the committees of the Board of Directors, their mandates and responsibilities and the allocation of directors to the committees; (iii) the appropriateness of the terms of the mandate and responsibilities of the Board of Directors; (iv) the compensation of the directors of the Company; (v) the directorships held by the Company’s directors and officers in other corporations; (vi) the Company’s nominees on the boards of directors of its subsidiaries and other corporations; and (vii) the corporate objectives which the President and Chief Executive Officer of the Company is responsible for meeting, the assessment of the President and Chief Executive Officer of the Company by the Board of Directors against these objectives and the appropriateness of the duties and responsibilities of the President and Chief Executive Officer

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

D.

Employees

The Company has two full time employees being David Strang, the Vice President of Corporate Development who is paid $8,666 per month plus benefits, and Leo Hathaway, the Vice President of Exploration who is paid $11,000 per month plus benefits.  Two of the directors of the Company are geologists, namely Anthony Floyd and Ross Beaty. The President of the Company, Anthony Floyd, receives remuneration of $5,000 per month plus benefits, and the Vice-President and Secretary of the Company, Robert Pirooz, receives $5,416 per month plus benefits.

E.

Share Ownership

The following table lists as of March 15, 2005, the share ownership, including options and share purchase warrants of all of the Company’s Directors and members of its administrative, supervisory and management bodies.  The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Anthony Floyd	300,000	1.50%	200,000	NIL	$1.65 $1.50	June 8, 2008 May 23, 2005
Robert Pirooz	268,100	1.36%	200,000	NIL	$1.65 $1.50	June 8, 2008 May 23, 2005
Ross Beaty	5,481,901	27.9%	50,000	NIL	N/A	N/A
Aziz Shariff	552,533	2.82%	NIL	NIL	N/A	N/A
John Wright	58,000.20%		30,000	NIL	N/A	N/A
Leo Hathaway	NIL	N/A	100,000 50,000	NIL	8.29 5.44	April 20/09 Dec 2/ 09
David Strang	NIL	N/A	150,000	NIL	$3.20	Oct. 17 2005
Sandra Lim	NIL	N/A	20,000	NIL	$5.67	Jan 27/10

(1)   the percentage ownership is based on 19,653,942 shares outstanding as of March 15, 2005.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

As of March 15, 2005, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Ross Beaty	5,481,901	27.9%
Exploration Capital Partners 2000 Limited Partnership (1) and Global Resource Investments Ltd (2) acting in concert (3).	3,966,140	20.23%

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

The Company paid $125,000 and issued 10,000 shares under the bonus provisions of the Company’s stock option plan (value $5.67 per share) for management and geological consulting services to a director and a company controlled by a director. As of December 31, 2004 accounts payable include $56,700 of these fees.

7C.

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statement and Other Financial Information

See Item 17 for Financial Statements of the Company.

Other than litigation involving the San Jose claims at the San Jorge Property and the El Molino claims at the Galeno Property the Company knows of no pending material legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.

Significant Changes

Since December 31, 2004 the Company has issued 3,908,883 common shares for cash proceeds of $7,536,224 pursuant to the exercise of warrants and options.

Since December 31, 2004 the Company has issued 20,000 bonus shares under the Company’s stock option plan.

On January 2, 2005 the Company announced its intention to proceed with a reorganization of the Company which will have the result of dividing its present mineral resource assets between 4 separate public companies. See “Item 4. Information on the Company- History and Development of the Company.”

ITEM 9.

THE LISTING

A.

Listing Details and Markets

The Common Shares of the Company were originally listed on the TSX-V under the symbol “LUM”. The Common Shares of the Company were called for trading on the AMEX as “LCC” on May 10, 2004.  Effective July 14, 2004 the Company delisted its shares from the TSX-V and listed on the TSX under the symbol “LCC”.  The following table sets out the market price range of the Common Shares on the various exchanges for each full quarterly period within each of the calendar years indicated:

Notes

(1)

the common shares of the Company were halted from trading from November 22, 2002 to May 28, 2003 pending the completion of the Acquisition.

(2)

Effective July 14, 2004 the Company delisted its shares from the TSX-V.

The following table sets out the market price range of the Common Shares on the TSX since July 14, 2004:

Market Prices	High ($)	Low ($)	Trading Volume
Quarterly High and Low 3rd Quarter – 2004 4th Quarter – 2004	5.25 6.10	4.51 4.70	813,900 958,000
Most Recent Six Months(1) February 2005 January 2005 December 2004 November 2004 October 2004 September 2004	9.10 6.97 5.80 5.61 6.10 5.25	6.34 5.25 5.24 4.70 4.70 4.51	1,123,000 448,300 294,700 321,100 342,200 384,400

The following table sets out the market price range of the Common Shares in US$ on AMEX since May 10, 2004:

Market Prices	High (US$)	Low (US$)	Trading Volume
Quarterly High and Low 2nd Quarter – 2004 3rd Quarter – 2004 4th Quarter – 2004	4.55 4.10 4.90	3.07 3.50 3.85	516,000 1,159,800 2,382,799
Most Recent Six Months(1) February 2005 January 2005 December 2004 November 2004 October 2004 September 2004	7.39 5.63 4.90 4.80 4.80 4.10	5.09 4.30 4.25 3.85 4.01 3.50	2,815,200 1,090,500 711,800 975,700 690,300 578,600

9B.

PLAN OF DISTRIBUTION

Not Applicable

9C.

MARKETS

The Company’s Common Shares are listed and traded in Canada on the TSX under the symbol “LCC”.  In addition, the Common Shares are listed and traded on the AMEX as of May 10, 2004 under symbol “LCC”.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable

B.

Memorandum and Articles of Incorporation

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on March 3, 2000 under the name “First Trimark Ventures Inc.”.  On May 23, 2003 the Company changed its name to Lumina Copper Corp.

Amendment of Notice of Articles

On March 29, 2004, the new BCBCA came into force in British Columbia and replaced the BC Act (the “Former Act”), which is the statute that previously governed the Company. Under the BCBCA, the Company has two years within which to transition (“Transition”) itself under the new statute.  The Board of Directors (the “Board”) of the Company approved the Transition of the Company under the BCBCA on June 19, 2004.  The Company filed a transition application with the Registrar of Companies British Columbia and completed the Transition on June 14, 2004.

Concurrent with the completion of the Transition, the Company was required, in accordance with the BCBCA, to incorporate certain provisions known as the “Pre-Old Company Provisions” (the “Pre-Old Company Provisions”) into its Notice of Articles, which replaced the existing Memorandum of the Company. The Pre-Old Company Provisions provide the Company with certain default provisions in case certain provisions which are required to be included in the Articles under the BCBCA are not included in the Company’s Articles.

In order to bring the Company’s Articles in line with the BCBCA, on June 14, 2004 the Company deleted and replaced its Articles in their entirety (the “Old Articles”). The new Articles, among other things, incorporated and amended certain of the information required by the Pre-Old Company Provisions (the “new Articles”).

Highlights of the New Act

Set forth below is a discussion of the changes under the New Articles.

These changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCBCA.  The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the BCBCA.  For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the BCBCA.  Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes in the New Articles.

Borrowing powers

Under the Old Articles, the Company could borrow money, issue debt and mortgage,  pledge,  or give security on the undertaking,  or on the whole or any part of the  property  and assets,  of the Company  (both  present and  future).  However, under the BCBCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business.  As a result, the New Articles provide that the Company now is able to guarantee the repayment of money by any other person or the performance of any obligation of any other person.

Director’s authority to set auditor's remuneration

Under the BCBCA, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company.  The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration.  As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice.  More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special majority for resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the BCBCA, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution.  The Old Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution.  This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

Share issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%.  Under the BCBCA the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness.  The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the BCBCA.

The following are changes to the provisions contained in the BCBCA which have an effect on provisions contained in the Old Articles and consequently in the New Articles:

Officers

Under the Old Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions.  In addition, the President was required to be director of the Company.  These were requirements under the Former Act.  However, under the BCBCA, those requirements no longer exist, and as a result, the New Articles removed these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of advance notice of meeting

Under the Old Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the BCBCA, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result the New Articles removed the requirement to publish advance notice of the meeting.

Share certificates

Under the Old Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds.  Under the BCBCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles contain this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of interest of directors

Under the BCBCA, the provisions relating to the disclosure of interests by directors have been revised and updated.  As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the BCBCA.

Indemnity provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances.  The Old Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act.  Under the BCBCA, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding".

An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the BCBCA, the Company will be prohibited from paying an indemnity if:

         (a)

the party did not act  honestly  and in good faith with a view to the best interests of the Company;

         (b)

the proceeding  was not a civil  proceeding and the party did not have  reasonable grounds for  believing  that  his or her conduct was lawful; and

         (c)

the proceeding is brought  against the party by the Company or an associated corporation.

As a result, the New Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCBCA.

Authorized share capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company's memorandum. Under the BCBCA there are no maximum number restrictions and, due to the elimination of the memorandum under the BCBCA, such authorized share capital must be contained in a company's Notice of Articles.

Holding of annual meetings

Under the Former Act, annual meetings were required to be held within 13 months of the last annual meeting. The BCBCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, the Company's New Articles reflect this provision.

Quorum for shareholder meeting

Under the Old Articles, quorum for a shareholder meeting was two persons present and being, or representing by proxy, members holding not less than one-tenth of the shares that may be voted at the meeting. The New Articles allow for quorum to be two persons who are, or who represent  by  proxy, shareholders who,  in the aggregate,  hold at  least 5% of the  issued  shares entitled to be voted at the meeting.

Summary of material provisions

The following is a summary of certain material provisions of the Company's new Articles and certain provisions of the BCBCA, applicable to the Company:

(a)

Director's power to vote on a proposal, arrangement or contract in which the director is materially interested.

Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

1.

the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, or the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;

2.

both the Company and the other party to the contract or transaction are wholly owned subsidiaries  of the same corporation;

3.

the Company is a wholly owned subsidiary of the other party to the contract or transaction;

4.

the other  party to the contract or transaction is a wholly owned subsidiary of the Company ; or

5.

the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of a security granted by the Company for money  loaned to, or obligations undertaken  by,  the director or senior officer, or a person  in whom the director or senior officer has a material interest,  for the benefit of the Company or an affiliate of the Company;

2.

the contract or  transaction  relates to an indemnity or insurance under the BCBCA;

3.

the contract or transaction relates to the remuneration of the director or senior officer, or a person in whom the director or senior officer, employee or agent of the Company or of an affiliate of the

Company;

4.

the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person

with whom the  director or senior officer has a material interest,  is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is  affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

A director or senior officer who holds such a material interest must disclose such interest in writing.  The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote of any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

(b)

Director's  power,  in  the  absence  of  an  independent  quorum,  to  vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the Board of Directors requests approval of the compensation from the shareholders.  If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

(c)

 Borrowing powers exercisable by the directors and how such borrowing powers may be varied.

The Company, if authorized by the directors, may:

1.

borrow money in the manner and amount, on the security, from the sources and on the terms and  conditions that they consider appropriate;

2.

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other  terms as they consider appropriate;

3.

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge,  grant a security  interest  in, or give other security on, the whole or any part of the  present  and future assets and undertaking of the Company.

The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by special resolution.

 (d)

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under the new Articles or the BCBCA.

 (e)

Number of shares required for a director's qualification.

A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

Description of Share Capital

Common Shares

The Company’s authorized capital consists of 100,000,000 common shares without par value.  As of March 15, 2005 a total of 19,653,942 shares were issued and outstanding.  Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares.  Common shareholders have no liability as to further capital calls by the Company.  There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares.  Holders of the Company’s Common Shares do not have pre-emptive rights.

Preferred Shares

The Company’s authorized capital consists of 100,000,000 preferred shares without par value. No Preferred shares are issued and outstanding.

Holders of the Company’s Preferred Shares are not entitled to vote at such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the BC Act).  Directors of the Company may from time to time prior to issuance of Preferred Shares of a particular series, alter the Company’s

Memorandum to fix the number of Preferred Shares in and to determine the designation of the Preferred shares of, that series and alter the Articles to create, define and attach special rights and restrictions to the Preferred Shares, including, among other things, any voting rights or rights upon dissolution, liquidation or winding-up of the Company.

Changes to rights and restrictions of shares

In order to change the rights of holders of a class of the Company's stock, a vote of at least two-thirds of the issued and outstanding shares of that class is required.

Dividend record

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

Ownership of securities and change of control

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting  shares is considered an insider, and must file an insider report with the British  Columbia,  Alberta  and  Ontario  Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial  ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Memorandum and Articles of Association or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, Acquisition or corporate restructuring involving the Company or it’s subsidiaries.

Meetings of the shareholders

Annual and extraordinary general meetings

The Company's Annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected.  The Company must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 30 days or no more than 60 days prior to the date of the meeting.  All the holders of common shares as at that date are entitled to attend and vote at a general meeting.

Differences from requirements in the United States

Except for the Company's quorum requirements, certain requirements related to related party transactions  and the  requirement for notice of shareholder meetings, discussed above,  there are no significant differences  in the law applicable to the Company,  in the areas outlined above, in Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.

C.

Material Contracts

Other than contracts described elsewhere in this Annual Report there are no contracts that may be regarded as presently material.

D.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  See “Item 10(D) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”.  The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

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

Distributions on Shares of Common Stock

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes.  Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S.  Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%.  A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk.  Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements.  The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar.  The Company incurs a relatively small portion of its expenses in U.S. dollars.  The Company’s common shares are listed on the Exchange and are bought and sold in Canadian dollars.  The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments.  As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for copper/gold.  In the past copper/gold prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of and demand for copper/gold, market uncertainty and a variety of additional factors that are beyond the control of the Company.  The Company’s mineral properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of copper/gold.  As the Company is in the exploration phase, the above factors have had no material impact on operations or income.  No futures or forward contracts have been entered into by the Company.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent fiscal quarter, there have not been any significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A:

AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Aziz Shariff of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of the Form 20F.

ITEM 16B.

CODE OF ETHICS

The Company has a code of ethics that applies to all the Company’s Officers, including the President and the Chief Financial Officer.  A copy of the code of ethics was filed as an exhibit to the Company annual report for the year ended 2003.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP acted as the Company’s independent auditor for the fiscal periods ended December 31, 2004, 2003, 2002 and 2001. The chart below sets forth the total amount billed the Company by Grant Thornton LLP for services performed in the years 2004 and 2003 and breaks down these amounts by category of service in Cdn$:

	Year 2004 $	Year 2003 $
Audit	62,935	57,853
Audit Related	41,600	19,150
Tax	Nil	Nil
All Other Fees	Nil	Nil

“Audit Fees” are the aggregate fees billed by Grant Thornton LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged by Grant Thornton LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by Grant Thornton LLP for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

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

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

Report of Independent Auditors dated February 24 2005

Comment by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Audited Consolidated Balance Sheets as of December 31, 2004 and 2003

Audited Consolidated Statements of Operation and Deficit for the cumulative period from inception (October 3, 2001) to December 31, 2004, the Fiscal Years Ended December 31, 2004, 2003 and 2002.

Audited Consolidated Statement of Cash Flows for the cumulative period from inception (October 3, 2001) to December 31, 2004, the Fiscal Years Ended December 31, 2004, 2003 and 2002.

Audited Consolidated Statement of Changes in Shareholders’ Equity.

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31, 2004, 2003 and 2002.

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

    Agreement dated October 29, 2003 between the Company and

General Minerals Corporation regarding the Vizcachitas Property (superscript 2)

23.14     Agreement dated December 17, 2003 between the Company and

Andes Pacific Development S.A. regarding the Relincho Property (superscript 3)

23.15

    Agreement dated April 30, 2004 between the Company and  New Inca Goldmines Limited

Ltd. regarding the El Molino mining concession (superscript 4)

11.1

       Code of Ethics (superscript 4)

12.1       Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a) (superscript 4)

12.2       Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a) (superscript 4)

13.1

Certification  of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to

              Section 906 of the Sarbanes-Oxley Act of 2002 (superscript 4)

13.2

Certification  of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to

               Section 906 of the Sarbanes-Oxley Act of 2002 (superscript 4)

23.16     Agreement dated February 7, 2005 between the Company and Electra Gold Ltd. regarding the Apple Bay Property

3.2           New Articles of Incorporation

23.16

Employment Agreement dated October, 27, 2003 between the Company and David Strang

23.17

Executive Bonus Agreement dated June 11, 2004 between the Company and David Strang

23.18

Employment Agreement dated April 24, 2004 between the Company and Leo Hathaway

23.19

Agreement dated March 24, 2005 between the Company and Corriente Resources Inc. regarding the Taca Taca Property

12.3       Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)

12.4       Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.3

Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to

              Section 906 of the Sarbanes-Oxley Act of 2002

13.4

Certification  of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to

               Section 906 of the Sarbanes-Oxley Act of 2002

(1)  These exhibits were previously filed with the Company’s  Registration Statement on Form 20-F dated June 11, 2003.

(2)  These exhibits were previously filed with the Company’s  Amended Registration Statement on Form 20-F dated November 28, 2003

(3)  These exhibits were previously filed with the Company’s  Amended Registration Statement on Form 20-F dated January 23, 2004.

(4) These exhibits were previously filed with the Company’s  Amended Registration Statement on Form 20-F dated April 15, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated:  March 28, 2005

LUMINA COPPER CORP.

        By:

/s/Anthony Floyd /s/

Anthony Floyd,

President

EXHIBIT 12.3

CERTIFICATION

I, Anthony Floyd, President and Director certify that:

1.   I have reviewed this Annual Report on Form 20-F of Lumina Copper Corp. (the "Registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material  fact  necessary  to make the statements made, in light of the circumstances under which such statements were made, not  misleading  with  respect  to the  period  covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present  in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures  to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  [omitted in accordance with the guidance of SEC Release No. 33-8238]

(c)  Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred  during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The Registrant's other certifying officer and I have disclosed,  based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over  financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant  role in the Registrant's  internal control over financial reporting.

Date: March  28, 2005

                                            /s/ "Anthony Floyd"

                                            ------------------------------------

                                            Anthony Floyd

                                            President and Director

EXHIBIT 12.4

CERTIFICATION

I, Sandra Lim, Chief Financial Officer, certify that:

1.   I have reviewed this Annual Report on Form 20-F of Lumina Copper Corp. (the "Registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a  material  fact  necessary  to make the statements made, in light of the circumstances  under which such statements were made,  not  misleading  with  respect  to the  period  covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included  in this report, fairly  present  in all  material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.   The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures  to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   [omitted in accordance with the guidance of SEC Release No. 33-8238]

 (c)  Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)  Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred  during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The Registrant's other certifying  officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over  financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant  role in the Registrant's  internal control over financial reporting.

Date: March 28, 2005

                                                         /s/ "Sandra Lim"

                                                         -----------------------

                                                         Sandra Lim

                                                         Chief Financial Officer

EXHIBIT 13.3

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) I, Anthony Floyd, President of Lumina Copper Corp. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended December 31, 2004 ("Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/      “Anthony Floyd”

-------------------

Name:   Anthony Floyd

Title:     President

Dated: March 28, 2005

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 13.4

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) I, Sandra Lim, Chief Financial Officer of Lumina Copper Corp. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended December 31, 2004 ("Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/   “Sandra Lim”

-------------------

Name:   Sandra Lim

Title:     Chief Financial Officer

Dated: March 28, 2005

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.