Form 20-F/A
period 2004-12-31
LUMINA COPPER CORP
filed 2005-04-13
CIK 1239197

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

Exploration completed to date has identified the following for Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Grade Cu %
Inferred	0.15	185	0.35
Inferred	0.25	131	0.41
Inferred	0.35	77	0.49

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

The exploration completed to date has identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

Material	Cut-off	Tonnage Above Cut-off Million Tonnes	Gold	Copper	Moly	Cu EQ
	(%Cu EQ)		g/t	%	%	%
Supergene Oxide[1]	0.3	42	0.35	0.33	0.02	0.67
Supergene Sulphide[1]	0.3	124	0.32	0.32	0.02	0.64
Hypogene[1]	0.3	798	0.22	0.20	0.02	0.45

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