Form 20-F/A
period 2004-12-31
REGALITO COPPER CORP
filed 2006-01-23
CIK 1239197

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20F/A

AMENDED  ANNUAL REPORT

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent fiscal quarter, there have not been any changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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