Form 20-F
period 2005-12-31
REGALITO COPPER CORP
filed 2006-03-24
CIK 1239197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from ____________ to ____________

Commission File Number: 0-503111

REGALITO COPPER CORP.
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
None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of February 28, 2006:
21,922,442 Common Shares, Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☐ No: ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes: ☐ No: ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes: ☒ No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer     ☐ Accelerated filer     ☒ Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). Yes: ☐ No: ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12,
14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.
Yes: ☒ No: ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Annual Report all references to the “Company” refer to Regalito Copper Corp. (formerly Lumina Copper Corp.) and its subsidiary. All references to “Canada” are references to The Dominion of Canada. All references to the “Government” are references to the government of Canada. Unless otherwise noted all references to “common shares”, “shares” or “common stock” are references to the common shares of Regalito Copper Corp.

In this document, all references to “SEC” refer to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to “$”, “Cdn Dollars”, or “Cdn$” are to the currency of Canada and all references to “US Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains conversions of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Measurement Conversion Information

In this Annual Report, metric measures are used with respect to mineral property described herein. For ease of reference, the following conversion factors are provided:

Imperial Measure	Metric Unit	Imperial Measure	Metric Unit
1 mile	1.609 kilometres	2,204 pounds	1 tonne
1 yard	0.9144 metre	2,000 pounds/1 short ton	0.907 tonnes
1 acre	0.405 hectare	1 troy ounce	31.104 grams
1 US gallon	3.785 litres	1 imperial gallon	4.546 litres

Forward Looking Statements

This Annual Report includes “forward-looking statements”. A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

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

“Cu”	scientific symbol and abbreviation for copper

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

GLOSSARY OF NON-MINING TERMS

In this Annual Report, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

“Act”	means the Securities Exchange Act of 1934

“Affiliate”	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended

“AMEX”	means the American Stock Exchange

“BCBCA”	means the Business Corporations Act (British Columbia), as amended

“Common Shares”	means the common shares in the capital of the Company as presently constituted

“National Instrument 43-101”	is an instrument made under the Securities Act (British Columbia) for standards of disclosure for mineral projects.

Plan of Arrangement	means the statutory arrangement involving the Company, its securityholders, and three newly incorporated subsidiaries under the provisions of sections 288 to 299 of the BCBCA

“TSX”	means the Toronto Stock Exchange, of Toronto, Ontario, Canada

“TSX.V”	means the TSX Venture Exchange, of Vancouver, British Columbia, Canada

“TSX Policies”	means the policies of the TSX as set forth in its TSX Company Manual

“TSX.V Policies”	means the policies of the TSX.V as set forth in its Corporate Finance Manual

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

	2005	2004	2003	2002	2001
High	$1.2562	$1.3970	$1.5747	$1.6003	$1.6034
Low	$1.1507	$1.1775	$1.3484	$1.5593	$1.4935
Average for Period	$1.2083	$1.3015	$1.4615	$1.5597	$1.5494
End of Period	$1.1656	$1.2034	$1.3484	$1.5593	$1.5928

The exchange rate on February 28, 2006 was $1.1379.

The high and low exchange rates for the most recent six months are as follows:

	Sept	Oct	Nov	Dec	Jan	Feb
	2005	2005	2005	2005	2006	2006
High	1.1880	1.1887	1.1960	1.1736	1.1726	1.1577
Low	1.1607	1.1657	1.1656	1.1507	1.1436	1.1379

Financial Information

On January 27, 2003, the Company entered into a securities exchange agreement (“SEA”) with CRS Copper Resources Corp. (“CRS”) and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS. CRS was engaged in the acquisition, exploration and development of mineral resources, specifically advanced stage copper properties.

On May 23, 2003, pursuant to the SEA, the Company consolidated its common shares on a one for ten basis and issued to the security holders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 of the Company’s post-consolidated common shares, exercisable at a price of $1.50 per share to May 23, 2005, to acquire a 100% interest in CRS. All of these warrants have been exercised or expired on May 23, 2005.

The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of the Company. Consequently, the Company’s financial statements and financial information provided in this Annual Report for the year ending December 31, 2001, 2002 and 2003 are presented from the perspective of CRS, the accounting acquirer in the May 23, 2003 transaction.

The following table sets forth for the periods indicated consolidated selected financial and operating data for the Company. This selected financial data is derived from the Company’s Consolidated Audited Financial Statements and Notes thereto as at December 31, 2005, 2004, 2003, 2002 and 2001. This selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 14 to the Company’s audited Consolidated Financial Statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year Ended December 31
	2005	2004	2003	2002 (restated)[2]	2001[1]
Amounts in Accordance with
Canadian GAAP (presented in
Canadian dollars):
   Interest Income
   Total assets
   Net working capital
   Share capital
   Shareholders’ equity (deficiency)
   Loss from operations
   Net Loss
   Loss per share (basic and diluted)
   Weighted average number of
   common shares outstanding
(basic and diluted)	$80,235 $18,316,879 $864,227 $24,263,820 $17,668,176 ($1,682,236) ($1,546,448) ($0.08) 20,519,129	$80,226 $20,670,379 $2,782,864 $24,476,047 $20,166,276 ($1,955,287) ($1,975,903) ($0.16) 12,122,890	$46,141 $9,162,594 $3,010,783 $11,742,794 $8,648,187 ($1,287,848) ($1,256,574) ($0.21) 6,057,876	- $3,960,836 $2,423,200 $6,370,469 $3,013,634 ($3,358,657) ($3,356,101) ($0.41) 8,187,501	- - - $1 ($733) ($734) ($734) ($0.00) 8,187,501
Amounts in Accordance with U.S.
GAAP (presented in Canadian
dollars):
   Interest Income
   Total assets
   Net working capital
   Share capital
   Shareholders’ equity (deficiency)
   Loss from operations
   Net Loss
   Loss per share (basic and diluted)
   Weighted average number of
   common shares outstanding
(basic and diluted)	$80,235 $6,688,925 $864,227 $24,263,820 $6,040,222 (5,693,415) ($3,992,030) ($0.19) 20,519,129	$80,226 $11,215,557 $2,782,864 $24,476,047 $10,439,004 ($10,702,591) ($10,723,207) ($0.88) 12,122,890	$46,141 $8,455,076 $3,010,783 $11,742,794 $7,940,669 ($1,957,491) ($1,926,217) ($0.32) 6,057,876	- $3,922,961 $2,423,200 $6,370,469 $2,975,759 ($3,396,532) ($3,393,976 ($0.42) 8,187,501	- - - $1 ($733) ($734) ($734) ($0.00) 8,187,501

Note:

(1)	From inception on October 3, 2001.

(2)

The Company’s 2002 financial statements have been restated to record 5,060,000 units issued in 2002 at an estimate of their fair value using U.S. GAAP on the date of their issuance ($0.75). This restatement is consistent with CICA 3870 and SFAS 123. This restatement has resulted in an increase in share capital, deficit, stock based compensation and net loss for the year ended December 31, 2002 of $3,325,067 and an increase in net loss per share of $0.40.

B.      Capitalization and Indebtedness

Not Applicable.

C.      Reasons for Offer

Not Applicable.

D.      Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)      The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company’s current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)      The sole mineral property of the Company is in the exploration and development stage only and consequently continued exploration of the Company’s mineral property may not result in any discoveries of commercial bodies of mineralization.

The Company’s Regalito property in which the Company has an option to earn an interest is in the exploration and development stage only, is without a known body of commercial mineralization and has no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Continued exploration of the Company’s mineral property may not result in a discovery of a commercial body of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3)      The current prices of copper must be maintained for a sustained period of time in order to render the Company’s current mineral property economically viable.

The cornerstone of the Company’s original strategy was to acquire and hold non-economic properties containing ore and await higher metal prices to render those properties of higher value. The recent rise in the price of copper has potentially made the Company’s Regalito property economically viable. However, the current price of copper must be maintained for a sustained period of time in order to render the Company’s Regalito property economically viable. In the event lower mineral prices occur or the current copper prices do not occur for a sustained period of time the Company’s economic prospects will significantly suffer and the Company will be forced to look for other exploration projects or cease operations.

(4)      The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

As the Company’s Regalito property currently does not have mineralization reserves the Company has no revenues from operations. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable mineral property;
  ability to generate revenues; and
  ability to reduce exploration costs.

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the holding and exploration of the Company’s Regalito property. The Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

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

(5)      The possibility of the Company’s Regalito property ever having ore reserves is extremely remote.

The Company has no known ore reserves. The possibility of the Company’s Regalito property ever having ore reserves is extremely remote and any funds spent on exploration and development will probably be lost. The Company’s success depends upon finding and developing an ore reserve. If the Company does not find an ore reserve containing copper, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(6)      Government expropriation or regulation may prevent or restrict mining of the Company’s mineral deposit.

Even if the Company’s Regalito property is proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(7)      The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit. The Company’s Regalito property does not have ore reserves. The Company sustained operating losses for each of the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 of $1,546,448, $1,975,903, $1,256,574, $3,356,101 and $734 respectively. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

(8)      The Company’s Regalito property is located in a foreign country and as such the Company’s business may be exposed to various levels of political, economic and other risks and uncertainties.

The Company’s Regalito property is located in Chile. As the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest. Chile’s status as developing country may make it more difficult for the Company to obtain any required exploration financing for its Chilean projects.

Changes, if any, in mining or investment policies or shifts in political attitude in Chile may adversely affect the Company’s operations in that country. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalisation, land use and land claims of local people.

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

(9)      As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States.

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

(10)     The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital. As the Company is in the exploration and development stage, the above factors have had no material impact on operations or income.

(11)     Substantial expenditures are required to be made by the Company to establish ore reserves.

Substantial expenditures are required to establish ore reserves. These expenditures include the costs of drilling, sampling, bulk sampling, metallurgical testing, cost estimating, economic evaluations, market and environmental studies, cost estimating, economic evaluation, and market and environmental studies which have to be completed before an ore reserve can be designated.

(12)     The Company does not presently have insurance covering its Regalito property and as a consequence could incur considerable costs.

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance covering its Regalito property and does not presently intend to obtain liability insurance. As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(13)     The Company’s Regalito property may be subject to prior unregistered agreements or transfers or native land claims and as such title to the Regalito property may be affected.

Although the Company has sought and received such representations as it has been able to achieve from the vendor in connection with the acquisition of or option to acquire the Regalito property and has conducted its own investigation of legal title to such property, the Regalito property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(14)     All phases of the Company’s operations in Chile are subject to environmental regulations which may cause the Company to invoke stricter standards.

All phases of the Company’s operations in Chile are subject to environmental regulations. The Degree Law Number 1,349 of Chile is the primary body of law with regard to environmental regulation, where the Company’s Regalito property is located.

Although compliance with such law is not presently a significant factor in the Company’s operations, compliance with future changes in environmental regulation, if any, may adversely affect the Company’s operations.

(15)     The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of the Company’s Regalito property.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of the Company’s Regalito property, cannot be accurately predicted but may adversely affect the Company’s operation and its ability to raise capital

(16)     The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business.

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

(17)     The Company has not declared any dividends since its inception in 2001, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.

The Company has not declared any dividends since its inception in 2001, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company’s Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(18)     The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue an unlimited number of common shares without par value. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(19)     Certain of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource property and accordingly conflicts of interest may arise.

Certain of the Company’s directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.

(20)     Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders.

Management of the Company own collectively as of February 28, 2006, 6,540,234 shares being 29.83% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company’s stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(21)     Foreign Subsidiaries

The Company conducts operations through its Chilean subsidiary and substantially all of its assets are held in such entity. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and the entity could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

(22)     Acquisition Strategy

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

ITEM 4.      INFORMATION ON THE COMPANY

A.      History and Development of the Company

The head office of the Company is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s telephone number is (604) 687-0407. The registered office of the Company is located at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company has one wholly-owned Chilean subsidiary, Minera Lumina Copper Chile SA, (“Lumina Chile”) a private company incorporated on August 20, 2003. The Company has an administration office in Chile. The Company’s common stock is listed for trading on the TSX and the AMEX. See “Item 9(A) – Listing Details and Markets”.

2003

The Company was incorporated by registration of its Memorandum and Articles under the BCBCA on October 3, 2001 under the name “First Trimark Ventures Inc.” On May 23, 2003 the Company changed its name to Lumina Copper Corp..

The Company was originally a Capital Pool Company (“CPC”) in accordance with TSX.V Policies. As a CPC the principal business of the Company was to identify and evaluate business opportunities for the acquisition of an interest in assets or business (“Qualifying Transaction”), and once identified and evaluated, to negotiate an acquisition or participation, subject to receipt of shareholder and TSX.V approval in accordance with TSX.V Policies. On January 27, 2003 the Company purchased all of the 8,187,501 issued and outstanding shares and 5,657,500 outstanding warrants of CRS Copper Resources Corp. (“CRS”) which owned or had the right to acquire a 100% interest in three advanced stage copper exploration properties located in British Columbia, the Yukon Territory, the Northwest Territories, Canada and Argentina (the “Acquisition”). The Acquisition constituted the Company's Qualifying Transaction, which was approved by the TSX.V on May 23, 2003. Effective on that date, the Company consolidated its share capital on a 10:1 basis and closed the Acquisition by issuing to the shareholders of CRS an aggregate of 8,187,501 Common Shares and 5,657,500 share purchase warrants in the Company’s capital stock, at which time CRS became a wholly-owned subsidiary of the Company and the Company became involved in the mining industry through CRS.

During 2003 the following important events occurred in the development of the Company’s mineral exploration business:

  On April 23rd the Company entered into an option agreement with Las Asuncion Negociacion Minera S.A.C. to earn a 100% interest in four mining concessions (1,347.5 hectares) (the “Galeno Property”) located in Northern Peru.

  In July the Company staked eight mining concessions (6,240 hectares) (the “Pashpap Property” located in Northern Peru.

  On October 16th the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra both of Santiago, Chile wherein the Company was granted the exclusive option to acquire 100% of the Regalito property, located in Chile.

  On September 3rd the Company acquired a 100% interest in two mining concessions (444.6 hectares) (the “San Jorge Property”) located in Argentina.

  On October 28th the Company completed an agreement with General Minerals Corporation (“GMC”) of Vancouver British Columbia to purchase 100% of GMC’s 51% indirect interest in the Vizcachitas Property and 100% indirect interest in additional exploration concessions that surround and are peripheral to the porphyry copper system. The collective group of concessions cover approximately 4,400 hectares and are located in central Chile.

  On December 10th the Company concluded an agreement with Andes Pacific Development S.A of Santiago Chile to acquire 100% of 19,516 hectares located north of Santiago, Chile (the “Relincho Property”).

In addition to the acquisition of the aforementioned mineral properties, the following events occurred in 2003 in the development of the Company’s business:

  On June 6th the Company granted options under its stock option plan to five directors and officers to purchase a total of 550,000 common shares of the Company at a price of $1.65 per share until June 6, 2008.

  On August 8th the Company granted options under its stock option plan to two employees to purchase a total of 25,000 common shares of the Company at a price of $1.60 per share until August 8, 2008.

  On October 17th the Company appointed David Strang as Vice President of Corporate Development and granted him stock options to purchase 150,000 common shares of the Company at a price of $3.20 per share until October 17, 2008.

  On December 15th the Company appointed John Wright as a director of the Company to replace Aly Alibhai. Mr. Wright was granted options to purchase 50,000 common shares of the Company at a price of $4.00 per share until December 17, 2008.

2004

  On February 24th the Company completed the purchase of the Molino mining concession that lies contiguous to the Company’s Galeno property in the Yanacocha district of Peru.

  On February 5th the Company commenced a US$300,000 drilling program consisting of 2,500 metres of reverse circulation and diamond drilling program on its Regalito property.

  On April 13th the Company announced the discovery of significant new mineralization in its drilling program at its Regalito property and extended the drilling program.

  On May 31st the Company announced the discovery of significant additional mineralization in its drilling program at its Regalito property.

  On October 20th the Company announced that it had received excellent drill results that continue to significantly expand the zone of copper mineralization at its Regalito property.

  On December 8th the Company announced that its 2004 drilling program at its Regalito property was complete, with 32,189 meters in 114 reverse circulation and diamond drill holes having been drilled and the Company had retained AMEC (Peru) to prepare a new mineral resource estimate.

In addition to the acquisition of the aforementioned mineral properties and the progression of exploration on its Regalito Property, the following events occurred in 2004 in the development of the Company’s business:

  On January 8th the Company completed a private placement with a syndicate of underwriters led by Haywood Securities Inc. and including McFarlane Gordon Inc. and Northern Securities Inc., pursuant to which the underwriters purchased 1.9 million units of the Company on a bought deal basis, at a price of $4.25 per unit for aggregate proceeds of $8.075 million. Each unit consisted of one common share and one half of one share purchase warrant, with each whole share exercisable by the holder to acquire one common share of the Company at a price of $5.50 for two years subject to the right of the Company to accelerate the expiry date of the warrants to 21 days if its common shares traded above $7.00 for 10 consecutive trading days. The underwriters also exercised part of the “greenshoe option” and increased the size of the financing by 130,200 units for an additional $553,350 on the same terms and conditions. The Company received net proceeds of $8,152,153.

  On May 10th the Company’s common shares commenced trading on AMEX.

  On June 15th the Company appointed Leo Hathaway as Vice President, Exploration and Sandra Lim as Chief Financial Officer. The Company also retained the services of Otis/Mandy Inc., a New York based investor relations firm, for an initial term of 7 months at US$5,000 a month and the granting of 15,000 stock options under the Company’s stock option plan.

  On July 14th the Company’s common shares commenced trading on the TSX.

  On December 2nd the Company completed a private placement and issued 350,000 flow-through common shares at a price of $6.10 per share, realizing $2,135,000. Raymond James Ltd. received a cash commission and fees in the aggregate of $143,100 for arranging the purchase and sale of the shares.

2005

  On January 4th the Company received the mineral resource report from AMEC (Peru) on its Regalito property which report indicated estimated Measured and Indicated Resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper. Further Measured and Indicated Resources of 215 million tonnes grading 0.21% copper and Inferred Resources of 60 million tonnes grading 0.20% copper at a cutoff grade of 0.15% were also delineated and may be considered suitable for dump leaching.

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

  Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

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

  On February 7th the Company signed an agreement with Electra Gold Ltd. to earn a 100% interest in 14,600 hectares which surrounded the Company’s Hushamu Property.

  On March 24th the Company entered into an agreement with Corriente Resources Inc. to exercise its option to acquire a 100% interest in the Taca Taca Property by issuing 200,000 shares to the optionor in lieu of issuing shares and making a cash payment.

  On July 5th the Company received excellent interim results from its ongoing Regalito metallurgical program.

  On July 22nd the Company was granted an option to purchase 90 mining exploitation concessions located 14 kilometres from the Regalito property for US $2,400,000 payable in stages to January 30, 2010. The optionors retained a 1.5% net smelter royalty payable upon commencement of commercial production, which may be purchased for US $2,500,000.

  On October 13th the Company secured the right to acquire 16,700 hectares of surface rights with corresponding water rights located on the Regalito property for US $2,095,000 payable in unequal annual instalments to May 31, 2010, plus interest at the rate of 5% per annum on the unpaid balance.

  On October 18th the Company secured the right to acquire certain water and surface rights located 38 kilometres from the Regalito property for US $12,300,000 payable in unequal annual instalments to October 18, 2008. The Company must also pay 50% of the capital gains taxes applicable to each payment corresponding to the water rights (the rate of tax currently being 17%). The Company is responsible for installing the systems necessary for the extraction of water.

  On October 18th the Company entered into an agreement to lease a portion of the surface rights to be acquired by the Company as noted above for lease payments of US $4,000 per annum receivable in arrears. The Company has also granted an option to the lessee to purchase the leased surface rights for US $100,000 less any lease payments already received by the Company.

  On October 26th the Company entered into two agreements to acquire certain surface rights located on the Regalito property for US $1,913,700 payable in unequal annual instalments to October 31, 2008.

  On November 14th the Company secured the right to acquire water rights from two wells located approximately 70 kilometres from the Regalito property for US $5,675,000 payable in unequal annual instalments to November 14, 2007. The agreement shall terminate should the Company not be able to obtain regulatory authorization to establish a system to allow for the capture of water in accordance with certain restrictions already existing on the water rights.

In addition to the foregoing events concerning the Company’s Regalito property, the following occurred in 2005 in the development of the Company’s business:

  On February 2nd the directors of the Company approved a corporate reorganization whereby the Company would be split into four separate entities. The structure of the four companies would be as follows: the Company would change its name from Lumina Copper Corp. to Regalito Copper Corp. and would hold the Regalito property. Northern Peru Copper Corp. (“Norco”) would hold the Galeno and Pashpap properties in Peru. Continental Copper Corp. (“Continental”) would hold the Vizcachitas and Relincho properties in Chile. Lumina Resources Corp. (“Lumco”) would hold the San Jorge and Taca Taca properties in Argentina, and the Redstone, Hushamu and Casino properties in Canada. This reorganization was to be accomplished by way of the Plan of Arrangement. Once the Company’s shareholders approved the Plan of Arrangement the Supreme Court of the Province of British Columbia would be requested to rule on the fairness of the plan and grant its final approval.

  On February 17th the Company announced that it had reduced the exercise period applicable to certain warrants issued on January 8, 2004 from January 8, 2006 to March 17, 2005.

  On March 23rd the Company announced that it had changed the name of Continental to Global Copper Corp. (“Global”) and the Plan of Arrangement was modified to reflect that the Taca Taca and San Jorge Properties would now be transferred to Global and not Lumco.

  On May 19th the Company completed the Plan of Arrangement, which resulted in the division of its mineral resource assets and cash among the Company, Norco, Global and Lumco. The Company changed its name to Regalito Copper Corp. As a result of the reorganization, Norco holds the Galeno and Pashpap properties, Global the Relincho, Vizcachitas, Taca Taca and San Jorge properties and Lumco the Casino, Redstone and Hushamu properties (the “Transferred Properties”). Norco, Global and Lumco undertook and assumed all of the obligations of the Company in connection with their respective Transferred Properties. The Company retained the Regalito Property in Chile. Under the reorganization, shareholders of record at the close of trading on May 18, 2005 received one new share of Norco, Global and Lumco for each share held in the Company, in addition to their existing shareholdings in the Company.

  On September 6th the Company announced that it had retained Bear, Stearns & Co. Inc. as lead financial advisor and AssetChile as co-financial advisor to explore various strategic alternatives the Company was considering.

  On September 17th the Company completed a private placement and issued 1,000,000 common shares for net proceeds of $5,459,371 to purchase certain water and surface rights in connection with development of its Regalito project.

2006

  On February 14th, the Company arranged for the cancellation of 100,000 outstanding warrants and their replacement with warrants for the purchase of 100,000 common shares of each of the Company, Lumco, Norco and Global, exercisable as at $8.78 to the Company. $0.07 to Lumco, $0.06 to Norco and $0.31 to Global. Should the shares of the Company be purchased by a third party pursuant to a takeover bid or similar acquisition for an amount greater than $8.78 per share, the Company would pay to the warrant holder the difference between such price per share and $8.78 per share for 100,000 shares.

  On March 14th the Company announced that it had entered into an agreement (the “Offer”) with Pan Pacific Copper Co., Ltd. (“PPC”) pursuant to which PPC has agreed to make a take-over bid for all of the Company’s outstanding common shares for consideration of US $6 per share payable in cash. The Offer is subject to certain terms and conditions being met including, but not limited to, a minimum of 66 2/3% of the outstanding shares, on a fully diluted basis, being tendered under the Offer and obtaining regulatory approvals.

  The Offer is expected to be open for acceptance for 45 calendar days from the delivery date of the offering documents to the Company’s shareholders, which time period may be extended by PPC, subject to certain terms and conditions. The take-over bid circular is expected to be mailed out no later than mid-April, 2006, and subject to the terms and conditions being met, the transaction is expected to close in May, 2006.

  In the event the Offer is not completed due to certain events or actions described under the terms of the agreement, the Company must pay a non-completion fee of 3% of the maximum cash value of the Offer in cash and in certain circumstances, is required to pay US $2,000,000 as reimbursement of expenses, payable in cash or shares of the Company, depending on the reasons for the non-completion.

  The board of directors of Regalito has unanimously approved the transaction and will, in a directors’ circular expected to be mailed concurrently with the take-over bid circular, recommend that shareholders tender their shares in acceptance of the bid.

B.      Business Overview

The present business of the Company is the acquisition, development and/or sale of an advanced stage copper exploration property and other exploration mineral properties. The Company currently owns or has the right to acquire, directly or indirectly, all of the right, title and interest in the Regalito property located in Chile. The Company’s original strategy was to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value. As copper prices have risen over the past 30 months the Company’s focus has changed from an acquisition and hold strategy to one of advancement and development of the Regalito property which the Company believes has the potential to be economical. In the event current mineral prices are not sustained the Company’s economic prospects will significantly suffer. The Company’s secondary objective is to locate, evaluate and acquire other mineral properties and to finance their exploration either through equity financing, by way of joint venture, option agreements or through a combination of both.

The Company is an exploration and development stage company and the Company’s Regalito property does not have known ore reserves. There is no assurance that a commercially viable mineral deposit exists on the Company’s Regalito property. Further development will be required before a final evaluation as to the economic and legal feasibility of the Company’s Regalito property. In 2004, the Company initiated a major exploration campaign on its Regalito property after an initial due diligence drill program discovered significant new mineralization.

The Company’s Regalito property requires further evaluation that may include one or more of the following work programs: exploration and/or infill drilling, geotechnical analyses, metallurgical testing, mine and tailings layout and design and environmental base line work in order that new or updated pre-feasibility studies may be prepared. If these studies were positive then full feasibility studies would be required to establish if the Regalito property is economically viable. Economical viability will be affected by higher copper prices as well as technological advances, improved infrastructure and lower sulphuric acid, diesel and power costs.

Between July 2002 and May 2005 the Company acquired 10 properties, nine of which were transferred to three new companies as a result of the Plan of Arrangement disclosed under “History and Development of the Company” above. The only property retained by the Company and the Company’s sole asset, is the Regalito property.

See “Property, Plant and Equipment” below for details of the acquisition of the Regalito property by the Company.

See Item 3D- Risk Factors, in particular: (i) the Company’s sole mineral property is located in a foreign country; (ii)

the Company’s sole mineral property may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the property may be affected; and (iii) there are risks relating to an uncertain or unpredictable political environment in Chile which may affect the Company’s operations in that country.

See Item 4D – “Property Plant and Equipment” for an overview of the Company’s Regalito property.

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

C.      Organizational Structure

The following diagram shows the Company and its subsidiary, the laws under which they were incorporated and the dates on which they came into existence.

D.      Property, Plant and Equipment

The Company has executive offices at Suite 1550, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 which consist of 1,648 square feet. As of May 19, 2005, the Company shares office and some administrative services on a pro-rata basis with four other companies. The Company’s share of the rent payable is $2,220 per month. There is no formal agreement regarding office and administrative services. The Company has a verbal arrangement with Pan American Silver Corp. who leases the 15th Floor of the building and shares the space with the Company, Norco, Lumco and Global. The Company and the other four companies have directors and/or officers in common.

The present business of the Company is the acquisition and development of advanced stage copper properties as well as other mineral properties. The Company currently beneficially owns or has the right to acquire, directly or indirectly all of the right, title and interest in one copper exploration property in Chile being the Regalito property.

Regalito Property, Chile

Acquisition

On October 20, 2003 the Company entered into an agreement with La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra wherein the Company was granted the exclusive option to acquire 100% of the Regalito property. Located in Chile the property consists of 4,158 hectares. To acquire the property the Company agreed to make payments totalling $900,000 over an 8 year period and take responsibility for concession maintenance payments. The Company has also agreed that, in the event copper prices shall exceed $1.00 per pound for an entire calendar year, the Company will pay a minimum of $200,000 in respect of the payments described above for that year. After the 8th year of the Agreement, provided the price of copper exceeds $1.00 per pound for the entire calendar year, the Company will pay $200,000 per year until commercial production commences. After commercial production commences, the Company will pay a NSR of between 1 and 3% depending on the price of copper. The Company will be entitled to recover a portion of its payments above as an offset against the NSR. In each of 2004 and 2005 the Company made a payment of US $200,000 as the price of copper exceeded $1.00 per pound for the entire 2004 and 2005 calendar years.

Property Information

The Regalito Property is located in the 3rd region of Chile and hosts a large Andean type “porphyry copper” deposit that contains a significant amount of supergene and oxide copper mineralization. Copper mineralization was first recognized on the property in the early 1980’s. The Property has subsequently undergone a number of exploration campaigns by the following companies: Newmont, Niugini Mining and BHP. A total of 6,717 metres of reverse circulation and diamond drilling in 65 holes have been completed on the property. Copper-molybdenum mineralization at Regalito is associated with a cluster of dacitic porphyry intrusives, hydrothermal breccias, and a potassic and phyllic alteration system with a surface area of approximately 2,700 metres by 1,500 metres. Previous drilling defined a classic weathered porphyry copper deposit with a leached cap, an oxide zone, a mixed oxide/sulphide zone and a sulphide zone. Recent studies also suggest that this style of mineralization extends northwest and southeast from the area previously drilled providing optimism for lateral expansion of the deposit.

2004 Drilling Program

The Company began a work program in December 2003 which was completed in the fall of 2004. The program was a 39,617 meter, 183 hole drill program.

Based upon the assay results the Company commissioned an independent mineral resource estimate compliant with National Instrument 43-101.

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

The completed 2004 exploration program identified the following for Measured and Indicated Resources, as defined by National Instrument 43-101:

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

The completed 2004 exploration program identified the following for Inferred Mineral Resource as defined by National Instrument 43-101:

Class	Cut-off (%Cu)	Tonnage Above Cut-off Million Tonnes	Copper %
Inferred	0.15	185	0.35
Inferred	0.25	131	0.41
Inferred	0.35	77	0.49

In February 2006 the Company received final results from the Regalito MET II, tall column metallurgical test program recently completed at SGS Lakefield’s laboratory in Santiago, Chile. The final results show that test material from the oxide and secondary sulphide zones averaged recoveries of 84% total copper (CuT)(1) and 89% recoverable copper (CuR)(2) and sulphuric acid consumption of 5.1 kilograms of acid per tonne of ore over a test period of 210 to 240 days.

The tall column leach program tested material collected from 8 large diameter core holes that were drilled across the deposit. The column testing was split between 11 column tests that evaluated the leach characteristics of the oxide and secondary sulphide mineral zones and 8 column tests that evaluated sensitivities to variations in operating conditions such as crush size, column height and irrigation rates including one column that evaluated the leaching characteristics of the primary sulphide mineralization. The following table summarizes the results for the 11 column tests that evaluated the leachable ore material.

Zone	Number of Columns	Cu “total” Recovery, (1) %	Cu “recoverable” Recovery, (2) %	Acid Consumption, (3) kg/t
Overall	11	84	89	5.1
Oxide	2	93	95	-1.2
Mixed (Oxide + Secondary Sulphides)	2	88	94	6.8
Secondary Sulphides	7	81	87	6.4

(1)	“total” recovery is measured against the total amount of copper in the sample.
(2)	“recoverable” recovery is measured against the leachable amount of copper in the sample.
(3)	Negative acid consumption refers to acid generation.

The 11 columns were loaded with minus ½ inch crushed material and leached in a closed circuit with a solvent extraction unit for a period of 210 – 240 days with bacterial inoculation occurring between 14 and 30 days after the beginning of the leach cycle. Each column was 6 metres high by 0.3 metres in diameter and a 19°C constant temperature was maintained throughout the testing. The head grade of the 11 columns varied between 0.33 and 0.80% copper.

The typical copper leaching operation achieves 75-80% copper “total” recovery from oxide material in approximately 50-100 days and 70-80% “total” copper recovery from sulphide material in 250-600 days. In addition, leaching operations typically consume approximately 10 kilograms of acid per ton of ore.

The Regalito Property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 provides the operating and financial review of the Company for the 2005, 2004, and 2003 fiscal periods. This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

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

A.      Operating Results

The Company is a natural resource company, engaged in the acquisition, exploration and development of mineral properties. The Company does not have any producing properties at this time.

The Company is in the process of exploring, developing and evaluating the Regalito property and has not yet determined whether this property contains ore reserves that are economically recoverable. In accordance with Canadian generally accepted accounting principles, (“Canadian GAAP”) the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration work, if any, that is warranted in the future. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable trends in the Company’s business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, (“U.S. GAAP”) the Company capitalizes the acquisition costs of mineral use rights for parcels of land not owned by the Company. The Company expenses all exploration and development expenditures made prior to commercially mineable deposits being identified. See Note 14 to the Consolidated Financial Statements of the Company.

At the date of this Annual Report, although a resource as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on the Company’s Regalito property, the necessary work to demonstrate that the resource is economically recoverable has yet to be conducted. Until a bankable feasibility study is completed on the property, there is no assurance that the deposit categorized as resources will be converted to reserves. As such, the ability of the Company to realize the costs it has incurred to date on this property is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of a property, or being able to realize the costs incurred on a subsequent disposal of a property.

The Company's Consolidated Financial Statements have been prepared on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its and management’s ability to develop profitable operations and to continue to raise adequate financing. The Company's sole source of financing is by the issue of common stock from its treasury or convertible debt.

Management notes that its ability to finance additional exploration on its Regalito property or other properties is contingent on the outcome of exploration, copper prices and the availability of financing in capital markets, factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets and insolvency and liquidation with a total loss to shareholders could result.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management’s expectations at the date of preparation. Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in 2005.

The following discussion and analysis of the financial condition and operating results of the Company for the five fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 (the “MD&A”) should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP with comparisons with U.S. GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 14 to the Consolidated Financial Statements.

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

The Company considers that its mineral property has the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian GAAP. The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company’s property.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Properties tangible assets in accordance with its interpretation of Canadian GAAP.

Changes in circumstances in the future, many of which are outside of management’s control, will impact on the Company’s estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-

venture decisions and developments, market prices of minerals, government actions, the Company’s plans and intentions with respect to is assets and other industry and competitor developments.

The Company has not yet determined whether the property contain mineral resources that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company’s control, such as the market value of minerals recovered.

The Company believes it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable.

While the Company believes that economically recoverable reserves will be identified, and that the value of the assets held for sale will be recovered, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

Recent accounting pronouncements

Asset retirement obligations

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141, Business Combinations, and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact on the Company’s financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants, SFAS 123(R) will have no effect on the Company’s financial statements as presented herein.

In June 2004, the FASB issued an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”). This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under SFAS No. 143 and is effective no later than the end of fiscal 2005. The Company has determined that this interpretation, and the adoption of SFAS No. 143, do not have a material impact on the Company’s condensed consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for the Company’s 2006 fiscal year. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. Management believes this statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins”. EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this statement will have no impact on the financial statements of the Company once adopted.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinions No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles and Practices

Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer both mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or the Company is unlikely to pursue exploration activities on the property. Under US GAAP, mineral property exploration costs are expensed until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

As a result of this reporting difference, the Company’s mineral properties would be $11,627,753 (2004: $9,216,837) less under U.S. GAAP and the Company’s loss for the year $14,011,170 (2004: $8,747,304, 2003: $469,533) higher.

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as Mineral Properties tangible assets in accordance with its interpretation of Canadian GAAP.

Under U.S. GAAP, until March, 2004, mineral interests representing mineral use rights for parcels of land not owned by the Company were treated as intangible assets. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) to issues that include whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus in EITF Issue No 04-2 “Whether Mineral Rights are Tangible or Intangible Assets” (“EITF No. 04-2”), subject to ratification by the Financial Accounting Standards Board (“FASB”), that mineral interests conveyed by leases should be considered tangible assets. On March 31, 2004, the FASB ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. On April 30, 2004 the FASB issued a FSP amending SFAS No. 141 AND SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.

During the second quarter of 2004, the Company changed its accounting policy, prospectively from April 1, 2004, with respect to mineral use rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets (EITF 04-02). Prior to this change in accounting policy, the Company had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying property. Due to this change in accounting policy, the Company has ceased amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment. If this change had been adopted retroactively on January 1, 2003, it would have decreased the Company’s U.S. GAAP net loss for 2003 by $200,110 (2002: $37,875).

Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the corporation plans to convert, develop, further explore or dispose of the interests. Residual values are determined for each individual property.

Gain on sale of mineral properties

As exploration expenses have been capitalized under Canadian GAAP and expensed under U.S. GAAP, and since the reorganization referred to in Note 1 resulted in the Company transferring its mineral properties to related companies at their Canadian GAAP carrying value, under U.S. GAAP, the Company has reported a gain on this transaction equal to the exploration expenditures capitalized under Canadian GAAP.

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2005, 2004, 2003 and 2002 and for the period from inception on October 3, 2001 to December 31, 2001.

Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

Canadian GAAP treatment of flow-through shares changed during 2004. Before March 2004, the funds received through the issuance of flow-through shares were recorded as share capital. Once the qualifying expenditures were made, the carrying values of both the unproven mineral properties and the share capital were reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate. As the Company’s effective tax rate was 0% for 2004, 2003 and 2002, and because the Company did not issue any flow-through shares before March, 2004, no adjustment of this nature was required.

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

Operating Results of the Company

Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004

The Company’s general and administrative expenses for the year ended December 31, 2005 were $1,682,236 compared to $1,955,287 for the year ended December 31, 2004. This is a decrease of $273,051. Higher expenditures were incurred in fiscal 2004 for regulatory and transfer agent fees, audit and accounting fees, legal fees and corporate development fees incurred in connection with the Company’s listings of its common shares on both the TSX and AMEX. The only item of general and administrative expenses which increased during the year ended December 31, 2005 was office and administration which increased from $136,355 in 2004 to $194,195 in 2005 due to the increase in administrative activity during 2005.

During 2005, the Company recorded stock-based compensation of $380,747 in connection with incentive stock options that vested during the year, $120,058 in connection with Founders’ Units (see discussion of fiscal 2003 expenditures for details on these units) and $156,840 in connection with an employee bonus, for an aggregate expense of $657,645.

The Company incurred a net loss of $1,546,448 for the year ended December 31, 2005 as compared to a net loss of $1,975,903 for the year ended December 31, 2004. This decrease of $429,455 can be attributed to a future income tax recovery in the amount of $760,060. The Company renounced $2,135,000 of its mineral expenditures to flow-through shareholders in 2005. The resultant loss of future income tax assets, which is treated as a cost of issuing flow-through shares, gives rise to a future tax liability of $760,060. This liability has been offset by the Company’s recognition of future income tax assets that have been previously written-down by a valuation allowance.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at December 31, 2005 would have been reduced from $18,316,879 to $6,688,925 as a result of mineral interests amortized and mineral exploration costs expensed, under U.S. GAAP, of $201 and $11,627,753 respectively. The shareholders equity would have decreased from $17,668,703 under Canadian GAAP to $6,040,222 under U.S. GAAP as a result of the amortization of mineral interests and mineral exploration costs expensed. The loss for the year on the consolidated statement of operations ended December 31, 2005 would have increased from a loss of $1,546,448 applying Canadian GAAP to a loss of $3,992,030 as a result of the amortization of mineral interest, recognition of deferred tax recovery, mineral exploration costs and gain on sale of mineral properties under U.S. GAAP of $237,784, ($272,450), ($4,011,179) and $1,600,263 respectively. The cash flows used in operating activities in the consolidated statement of cash flows at December 31, 2005 would have increased from Canadian GAAP of ($1,982,515) to ($5,993,694) under U.S. GAAP as a result of mineral exploration costs expensed of $4,011,179. In addition the cash flows used in investing activities in the consolidated statement of cash flows at December 31, 2005 would have decreased from Canadian GAAP of ($17,036,257) to ($13,025,078) under U.S. GAAP as a result of mineral exploration costs expensed of $4,011,179.

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

Significant expenditures were incurred in fiscal 2004 for investor relations and corporate development activities, as well as for legal, audit and regulatory fees. Investor relations and corporate development activities were incurred in connection with the Company’s attendance and participation at trade shows and conferences, the preparation of trade show material and publications and other activities to increase awareness about the Company, its property and its activities amongst Canadian and United States based fund managers and investors. These services were performed by Company personnel as well as investor relations contractors. Legal, audit and regulatory fees increased significantly, by approximately $189,000, due to the Company acquiring listings for its common shares on the TSX and AMEX.

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

Had the Company followed U.S. GAAP, the assets on the consolidated balance sheet at December 31, 2004 would have been reduced from $20,670,379 to $11,215,837 as a result of mineral interests amortized and mineral exploration costs expensed, under U.S. GAAP, of $237,985 and $9,216,837 respectively. Liabilities under Canadian GAAP would increase from $504,103 to $776,553 as a result of a flow-through income tax liability of $272,450. The shareholders equity would have decreased from $20,166,276 under Canadian GAAP to $10,439,004 under U.S. GAAP as a result of the amortization of mineral interests, mineral exploration costs expensed and a flow-through income tax liability. The loss for the year on the consolidated statement of operations ended December 31, 2004 would have increased from a loss of $1,975,903 applying Canadian GAAP to a loss of $10,723,207 as a result of mineral exploration costs U.S. GAAP of $8,747,304. The cash flows used in operating activities in the consolidated statement of cash flows at December 31, 2004 would have increased from Canadian GAAP of ($1,128,284) to ($12,010,588) under U.S. GAAP as a result of mineral exploration costs expensed of $8,747,304 and reclassification of funds to be expended on mineral exploration of $2,135,000. In addition the cash flows from investing activities in the consolidated statement of cash flows at December 31, 2004 would have increased from Canadian GAAP of ($12,862,821) to ($1,980,517) under U.S. GAAP as a result of mineral exploration costs expensed of $8,747,304 and funds to be expended on mineral exploration of $2,135,000.

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

B.      Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, virtually all funding for the Company’s business and ongoing operations has come from common share issuances. During the year ended December 31, 2005, the Company raised net proceeds of $19,301,211 as compared to $11,996,109 in equity during the year ended December 31, 2004.

The Company’s cash position (including temporary investments) at December 31, 2005 was $1,374,477 as compared to $3,227,038 at December 31, 2004, representing a 42% decrease.

The Company’s net working capital position (current assets less current liabilities) decreased to $864,227 as at December 31, 2005 from $2,782,864 at December 31, 2004 due to lower cash balances and an increase in current liabilities at December 31, 2005.

As at December 31, 2005, amounts capitalized in respect of mineral properties decreased to $16,702,048 from $17,324,715 in 2004, as a result of the sale of nine of the Company’s mineral properties to Norco, Lumco and Global, pursuant to the Plan of Arrangement completed on May 19, 2005.

The Company is in the exploration and development stage on its Regalito property and therefore has no regular cash flow. As at February 28, 2006, the Company had working capital in the amount of $211,000. The Company has minimum property payment commitments of $75,000 and $100,000 for 2006 and 2007 and an additional US$125,000 and US$100,000 for 2007 and 2008 should copper prices exceed $1 per pound for the entire calendar year. In addition the Company has payments totalling $7,512,060 in 2006 and $6,695,000 in 2007 for property option payments, surface rights and water rights. The Company has sufficient working capital to cover its costs for the next three months. As the Company will require additional capital for the aforementioned costs as well as future general and administrative expenses it will have to depend on raising funds by the issuance of shares. Due to the general uncertainties of the financial markets, the Company cannot guarantee that it will be successful in raising any additional funds required.

In the long term, the Company’s financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing the Regalito property. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty. The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control such as the market value of the metals produced, availability of sufficient infrastructure, mining regulations in Canada and other foreign countries and foreign exchange rates.

The Company’s Regalito property does not currently have reserves.

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

Not applicable

E.      Off-balance sheet arrangements

Not applicable

F.      Tabular disclosure of Contractual Obligations

Not applicable.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

The following table sets forth certain information as of February 28, 2006 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Ross Beaty	54	Director	Pan American Silver Corp. Lumina Resources Corp. Global Copper Corp.	Chairman of the Board Director Director
Ross Cory	49	Director	Northern Peru Copper Corp. Lumina Resources Corp. Eldorado Gold Corp.	Director Director Director
Anthony Floyd	55	Director	Inca Pacific Resources Inc. Northern Peru Copper Corp. Lumina Resources Corp. Global Copper Corp.	President and Director Director Director Director
Aziz Shariff	57	Director	Anfield Ventures Inc. Global Copper Corp. Highbury Projects Inc.	Director Director Director
John Wright	53	Director	Pan American Silver Corp. Northern Peru Copper Corp. Global Copper Corp.	Director Director Director
David Strang	37	President	N/A	NA
Robert Pirooz	42	Chief Executive Officer and Secretary	Pan American Silver Corp. Northern Peru Copper Corp. Lumina Resources Corp. Global Copper Corp.	Vice-President and Secretary Chairman and Director Secretary and Director Secretary and Director
Sandra Lim	45	Chief Financial Officer	Northern Peru Copper Corp. Lumina Resources Corp. Global Copper Corp. Inca Pacific Resources Inc. Grayd Resource Corporation	Chief Financial Officer Chief Financial Officer Chief Financial Officer Chief Financial Officer Chief Financial Officer and Director
Leo Hathaway	36	Vice-President, Explorations	N/A	N/A

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

Ross Cory, Director

Mr. Cory has been the Senior Vice-President of Raymond James Ltd., a Vancouver, BC brokerage firm, since December 2002. He was Senior Vice-Senior Vice-President and a director of Goepel McDermid Inc. from 1998 to 2000.

Anthony Floyd, Director

Mr. Floyd has been the Chief Executive Officer, President and Director of Inca Pacific Resources Inc. since April 1994. He has also been the Chief Executive Officer and Director of Lumina Resources Corp. since May 9, 2005. In addition he was a Director of Grayd Resources Inc. from January 2001 to September 2002. Mr. Floyd graduated with a Bachelor of Science in Geology (Honours) from the University of Nottingham in England, and in 1972 received a Masters of Science in Mineral Exploration from the University of Leicester in England. In 1992, Mr. Floyd obtained a P. Geo from the Association of Professional Engineers & Geoscientists of British Columbia. Mr. Floyd will devote approximately 50% of his professional time to the Company’s operations.

Aziz Shariff, Director

Mr. Shariff was the Chief Executive Officer, President, Director and a Promoter of the Company from March 8, 2000 to May 23, 2003. Mr. Shariff continues as a director of the Company. Mr Shariff is an independent investor and institutional fundraiser operating through a number of corporations and offices in the United States, Canada and Dubai, Middle East. He is the President of Trimark Trading, an international institution in Dubai, Middle East. From 1989 to 1996 Mr. Shariff was a Director of the Hunter Dickinson Group of Companies, and Hunter Dickinson Inc., a Canadian company that operates publicly traded mineral exploration and mine development companies around the world. Since 1996 he has served as an advisor to the Hunter Dickinson Group of Companies, and Hunter Dickinson Inc. Mr. Shariff was a Member of the Institute of Chartered Accountants in England and Wales from 1977 to 1997.

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

David Strang, President

Mr. Strang has been President of the Company since May 19, 2005. He was Vice-President, Corporate Development of the Company from July 2001 to October 2003. Mr. Strang received his Bachelor of Science in Applied Earth Sciences from Stanford University in June 1991. From September 1996 to June 1998 he was a Investment Analyst and Acquisitions Manager with Gold Fields of South Africa Limited. From November 1999 to October 2003 he was a senior associate and Manager with Standard & Poor’s Corporate Value Consulting Group. Mr. Strang will devote approximately 90% of his time to the Company’s operations.

Robert Pirooz, Chief Executive Officer and Secretary

Mr. Pirooz has been Chief Executive Officer of the Company since May 19, 2005 and Secretary since May 23, 2003. He was Chief Financial Officer of the Company until June 9, 2004, and Vice-President and a director of the Company from May 23, 2003 until May 19, 2005. He has been a director and Secretary of Northern Peru Copper Corp., Lumina Resources Corp. and Global Copper Corp. since May 19, 2005. Mr. Pirooz is General Counsel and Secretary of Pan American Silver Corp. (TSX; NASDAQ). Mr. Pirooz studied commerce at Dalhousie University and received a law degree from the University of British Columbia in 1989. Mr. Pirooz practised law in Vancouver and Victoria, British Columbia from May 1990 to February 1998 primarily in the areas of corporate and commercial and securities law. Mr. Pirooz served as Vice-President and Secretary of Pan American Silver Corp. from April 1998 to October 2000 and from October 2000 to December 2002 was General Counsel and Vice President of the BCR Group of Companies. Mr. Pirooz is currently a lawyer and business consultant providing services through Iris Consulting Ltd and Mirador Law Corp. to Pan American Silver Corp. and a limited number of corporate clients.. Mr. Pirooz will devote approximately 50% of his professional time to the Company’s operations.

Sandra Lim, Chief Financial Officer

Ms. Lim has been the Company’s Chief Financial Officer since June 15, 2004. Ms. Lim has been the Chief Financial Officer of Northern Peru Copper Corp., Lumina Resources Corp. and Global Copper Corp. since May 19, 2005 and of Inca Pacific Resources Inc. since January 12, 2006. She has also been a director and Chief Financial Officer of Grayd Resource Corporation since January 24, 2006. She was designated a Certified General Accountant by the CGA Association of BC in May 1988 and the CGA Association of Canada in June 1988, and a Certified Financial Planner by the Financial Planners Standards Council in January 1999. Ms. Lim was an associate with the firm of G. Ross McDonald, Chartered Accountant (which merged with Smythe Ratcliffe, Chartered Accountants on February 1, 2005), in Vancouver, BC from November 1988 to May 2005. Prior to working with G. Ross McDonald, Ms. Lim held positions as controller with several private companies. Ms. Lim will devote approximately 30% of her time to the Company.

Leo Hathaway, Vice-President, Exploration

Mr. Hathaway joined the Company as its Vice-President, Exploration, on June 7, 2004 and is responsible for the exploration management of the Company’s Chilean project. He has a B.Sc. (Hons) degree in Applied Geology from the University of Plymouth, England, and a M.Sc. in Mineral Exploration from the Royal School of Mines at Imperial College in London, England. Most recently, Mr. Hathaway was employed with a Canadian mining company evaluating base metal opportunities in Spain and South America. Mr. Hathaway will devote approximately 30% of his time to the Company.

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

B.      Executive Compensation

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2005, (a) the Company’s chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated executive officers and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended December 31, 2005. The Company currently has three Named Executive Officers, namely David Strang, President, Robert Pirooz, CEO and Secretary, and Sandra Lim, CFO.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts
					Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
David Strang[2] President	2005 2004 2003	104,400 104,400 17,400	156,840[6] nil n/a	nil nil nil	nil nil 150,000	nil n/a n/a	nil n/a n/a	nil n/a n/a
Robert Pirooz[3] CEO and Secretary	2005 2004 2003	nil nil nil	nil 28,350[6] nil	41,789[7] 65,000[7] 65,000[7]	nil nil 200,000	nil nil nil	nil nil nil	nil nil nil
Anthony Floyd[4] Former CEO and President	2005 2004 2003	nil nil nil	nil 28,350[6] n/a	23,965 60,000[7] 60,000[7]	nil nil 200,000	nil nil nil	nil nil nil	nil nil nil
Aziz Shariff[5] Former CEO and President	2005 2004 2003	nil nil nil	nil nil nil	nil nil nil	nil nil 50,000	nil nil nil	nil nil nil	nil nil nil
Sandra Lim[8] CFO	2005 2004 2003	nil nil n/a	nil nil n/a	31,914 10,833 n/a	20,000 nil n/a	nil nil n/a	nil nil n/a	nil nil n/a
Leo Hathaway[9] Vice-President, Exploration	2005 2004 2003	23,525 71,500 n/a	nil nil n/a	nil nil n/a	nil 150,000 n/a	nil nil n/a	nil nil n/a	nil nil n/a

1.	The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.
2.	Mr. Strang was appointed President on May 9, 2005.
3.	Mr. Pirooz was appointed Secretary on May 23, 2003 and CEO on May 9, 2005; and was Vice-President from May 23, 2003 to May 9, 2005.
4.	Mr. Floyd was President and CEO from May 23, 2003 to May 9, 2005.
5.	Mr. Shariff was CEO from August 3, 2000 to May 23, 2003 and President from March 8, 2000 to May 23, 2003.
6.	Represents the cash value of bonus shares issued under the Company’s stock option and stock bonus plan.
7.	Paid for management and consulting services.
8.	Ms. Lim was appointed CFO on June 9, 2004.
9.	Mr. Hathaway was appointed Vice-President, Exploration on June 15, 2004.

Options and Stock Appreciation Rights (SARs)

The Company currently has in place a stock option and stock bonus plan (the “Stock Option Plan”) for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such person with the opportunity to acquire an equity interest in the Company through rights granted under the Stock Option Plan to purchase shares of the Company. In addition, the Stock Option Plan provides for the issuance of up to an aggregate of 200,000 bonus shares in each calendar year to those directors, officers, employees and consultants who are deemed to have provided extraordinary contributions to the advancement of the Company. Any such issuance would be based on performance reviews and recommendations by the Company’s Compensation Committee. At December 31, 2005, options granted and outstanding under the Stock Option Plan provide for the purchase, in the aggregate, of 950,000 common shares of the Company.

Any grant of options under the Stock Option Plan will be within the discretion of the board of directors, subject to the condition that the maximum number of shares which may be issuable under the Stock Option Plan shall not exceed 10% of the Company’s issued and outstanding shares, from time to time inclusive of the bonus shares. The number of option shares and bonus shares issuable under the Stock Option Plan to any one individual during a one year period must not exceed 5% of the total number of issued and outstanding common shares on a non-diluted basis. In addition, the number of option shares and bonus shares which may be issuable under the Stock Option Plan within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 10% of the outstanding issue; (ii) to one individual who is an insider of the Company or any associates of such insider, shall not exceed 5% of the outstanding issue; and (iii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the outstanding issue.

The term of any options granted under the Stock Option Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of 10 years in accordance with the rules and policies of the TSX. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. The exercise price of any options granted under the Stock Option Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the weighted average market price for the five (5) trading days prior to the date the option is granted. The Stock Option Plan also provides for reclassification of options in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

Under the Stock Option Plan, options are non-assignable and non-transferable. For stock options granted to employees, consultants or management company employees, the Company represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be. If the optionee ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the optionee ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

The board of directors may make certain amendments to the Stock Option Plan or any option without shareholder approval. The directors have the authority to make changes such as: amendments of a “housekeeping” nature; a change to the vesting provisions of an option; a change to the termination provisions of an option which does not entail an extension beyond the original expiry date; and the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying options from the Stock Option Plan reserve. Amendments which reduce the exercise price or extend the term of an option held by an insider or which increase the fixed maximum percentage of common shares issuable under the Stock Option Plan will require shareholder approval. Any amendment to the Stock Option Plan is also subject to the acceptance of the TSX.

Other than Sandra Lim, the Company’s CFO, the Company did not grant any stock options to its Named Executive Officers during the Company’s completed financial year ended December 31, 2005. In addition, the Company issued to David Strang, its President, a total of 21,000 bonus shares at a cash value of $156,840. The following table discloses the particulars of the stock options granted to Ms. Lim during year ended December 31, 2005:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Sandra Lim	20,000	20%	$5.39	$5.81	Jan.27/10

The Named Executive Officers did not exercise any options during the most recently completed financial year. The following table sets out the financial year-end value of unexercised options, on an aggregated basis, held by the Named Executive Officers:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable
David Strang	nil	Nil	150,000 / 0	$583,500
Robert Pirooz	nil	nil	200,000 / 0	$1,072,000
Sandra Lim	nil	nil	20,000 / 0	$30,800
Leo Hathaway	nil	nil	150,000 / 0	$88,000[3]

1.

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

2.

“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2005 over the exercise price of the options. The closing price of the Company’s shares on December 31, 2005 was $6.93.

3.	Of the 150,000 stock options granted, only 50,000 were “in-the-Money Options” as at December 31, 2005.

Option and SAR Repricings

There were no repricings of stock options under the Stock Option Plan or otherwise during the Company’s completed financial year ended December 31, 2005.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, only David Strang, the Company’s President, Sandra Lim, its CFO, and Leo Hathaway, its Vice-President, Exploration, are currently engaged under employment contracts. These contracts are for an indefinite term and provide for base salary, discretionary bonus and grant of stock options. See “Summary

Compensation Table” above for details relating to the payments made to David Strang, Sandra Lim and Leo Hathaway during the Company’s completed financial year ended December 31, 2005.

In addition, the Company has entered into an Executive Bonus/Retention Agreement with David Strang, which became effective June 21, 2004 and was amended on May 9, 2005. Under the agreement, should Mr. Strang be in the employ of the Company at such time as the price of the Company’s shares reaches Cdn$8.00 and trades at or above an average of Cdn$8.00 for a period of five consecutive trading days, the Company will award from its Stock Option Plan 10,000 common shares as a fully-earned bonus. Further, should Mr. Strang be in the employ of the Company at such time as the earlier of December 31, 2008 or the date when the Company undertakes a sale of all, or substantially all, of its assets to an arms-length party, the Company will award from its Stock Option Plan 34,000 shares as a fully-earned bonus. In addition, provided Mr. Strang is in the employ of the Company when the Company undertakes a sale in respect of one or more of its resource properties in a single transaction for a value greater than US$100,000,000, he shall be awarded 25,000 shares from the Company’s Stock Option Plan as a fully-earned bonus.

Except as otherwise disclosed herein, there are no other compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Company or from a change in control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable
David Strang	Nil	Nil	150,000 / 0	583,500
Robert Pirooz	Nil	Nil	200,000 / 0	1,072,000
Sandra Lim	Nil	Nil	20,000 / 0	30,800
Leo Hathaway	Nil	Nil	150,000 / 0	88,000[3]

1.

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

2.

“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2005 over the exercise price of the options. The closing price of the Company’s shares on December 31, 2005 was $6.93.

3.	Of the 150,000 stock options granted, only 50,000 were “in-the-Money Options” as at December 31, 2005.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year. However, during the fiscal year ended December 31, 2005, the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations. In this regard, the Company paid during the past fiscal year: (i) Floyd Consultants, a sole proprietorship of Anthony Floyd, the former Chief Executive Officer and President and a current director of the Company, $23,965 for geological consulting services bonus under the Company’s stock option plan; and (ii) Iris Consulting Ltd., a private company which employs Robert Pirooz, the Chief Executive Officer and Secretary and a former director of the Company, $41,789 for management services.

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

C.      Board Practices

The Board of Directors of the Company is currently comprised of Ross Beaty, Ross Cory, Anthony Floyd, Aziz Shariff and John Wright. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a director before then.

The Board of Directors has assigned specific governance responsibilities to three committees: the Audit Committee, Compensation Committee, and the Nominating and Governance Committee. Committee members are appointed annually following the Company’s annual general meeting. The following is a description of the composition and mandate of each of the committees of the Board of Directors:

Audit Committee

Pursuant to the provisions of section 224 of the BCBCA, the Company is required to have an Audit Committee, which, at the present time, is comprised of three independent directors. All members of the Audit Committee are financially literate. The Company considers “Financial Literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement. The members of the Audit Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Audit Committee Charter

Mission

Senior management, as overseen by the Board of Directors, has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee is a standing committee of the Board of Directors established to assist the Board of Directors in fulfilling its responsibilities in this regard.

Composition and Meetings

(a)	the Audit Committee shall be composed of three independent members;

(b)	the members of the Audit Committee shall be appointed by the Board of Directors to serve one year terms and are permitted to serve an unlimited number of consecutive terms;

(c)	the Audit Committee shall meet at least four times per year and any member may call special meetings as required. A quorum at meetings of the Audit Committee shall be a majority of members; and

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

Composition of the Audit Committee

The Audit Committee is presently composed of Ross Cory, John Wright and Aziz Shariff, all independent directors. The Chairman of the Audit Committee is Aziz Shariff. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

Relevant Education and Experience

Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience as summarized below:

Aziz Shariff - Mr. Shariff, of Dubai, UAE is an independent investor and institutional fundraiser operating through a number of corporations and offices in the United States, Canada and Dubai, Middle East. He is an advisor to the Dickinson Group of Companies and Hunter Dickinson Inc. (a Canadian company that operates publicly traded mineral exploration and mine development companies around the world). Mr. Shariff was a qualified member of the Institute of Chartered Accountants in England and Wales from 1977 to 1997. He is a former CEO and President of the Company.

Ross Cory – Mr. Cory, of Vancouver, BC, is a Senior Vice-President of Investment Banking at Raymond James Ltd. As a founding shareholder of a predecessor firm, Mr. Cory has held various senior executive positions in the investment industry since 1989 with a primary focus on providing investment banking services to the mining sector.

Mr. Cory is also a director of Lumina Resources Corp. and Eldorado Gold Corp. Mr. Cory is a graduate of the University of British Columbia with a Bachelor of Science degree in General Sciences and an MBA in Finance and International Business.

John Wright – Mr. Wright, of Vancouver, BC, is a Metallurgical Engineer and Honours graduate of Queens University in Ontario. Mr. Wright is a co-founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was co-founder of Equinox Resources. Mr. Wright is also a director of Northern Peru Copper Corp. and Global Copper Corp. Previously, he spent 10 years with TeckCominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines.

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

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of two directors, John Wright and Aziz Shariff, both of whom are unrelated directors for the purposes of the TSX Policies and independent directors for the purposes of the AMEX rules. The Chairman of the Nominating and Governance Committee is John Wright. The Nominating and Governance Committee: oversees the effective functioning of the Board of Directors; oversees the relationship between the Board of Directors and management of the Company; ensures that the Board of Directors can function independently of management at such times as is desirable or necessary; assists the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders; identifies possible nominees for the Board of Directors; and reviews the qualifications of possible nominees for, and current members, of the Board of Directors. The Nominating and Governance Committee also annually reviews and makes recommendations to the Board of Directors with respect to: (i) the size and composition of the Board of Directors; (ii) the appropriateness of the committees of the Board of Directors, their mandates and responsibilities and the allocation of directors to the committees; (iii) the appropriateness of the terms of the mandate and responsibilities of the Board of Directors; (iv) the compensation of the directors of the Company; (v) the directorships held by the Company’s directors and officers in other corporations; (vi) the Company’s nominees on the boards of directors of its subsidiaries and other corporations; and (vii) the corporate objectives which the President and Chief Executive Officer of the Company is responsible for meeting, the assessment of the President and Chief Executive Officer of the Company by the Board of Directors against these objectives and the appropriateness of the duties and responsibilities of the President and Chief Executive Officer.

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

D.      Employees

The Company has two full-time employees being David Strang, President, who is paid $8,700 per month plus benefits, and Leo Hathaway, Vice President, Exploration, who is paid $11,000 per month plus benefits.

E.      Share Ownership

The following table lists as of February 28, 2006, the share ownership, including options and share purchase warrants of all of the Company’s directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held(1)	Number of Stock Options Held	Exercise Price ($)	Expiration Date
Ross Beaty	5,598,301	25.53%	50,000	1.57	June 8, 2006
Ross Cory	nil	nil	80,000	6.22	June 17, 2010
Anthony Floyd	200,000	0.91%	200,000	1.57	June 8, 2008
Robert Pirooz	100,400	0.46%	200,000	1.57	June 8, 2008
John Wright	58,000	0.26%	25,000	3.80	December 17, 2008
David Strang	21,000	0.14%	150,000	3.04	October 17, 2008
Sandra Lim	nil	nil	20,000	5.39	January 27, 2010
Leo Hathaway	nil	nil	100,000 50,000	7.88 5.17	April 20, 2009 December 2, 2009
(1)	The percentage ownership is based on 21,922,442 shares outstanding as of February 28, 2006.

None of the above parties hold any warrants to purchase common shares of the Company.

None of the aforementioned options were issued to officers, directors or senior management of the Company as part of a compensation plan.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

As of February 28, 2006, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Ross Beaty	5,598,301	25.53%
Exploration Capital Partners 2000 Limited Partnership (1) and Global Resource Investments Ltd (2) acting in concert (3) .	2,075,000	9.46%

1.

a Nevada Limited Partnership with 91 limited partners none holding 10% or more of the limited partnership units. The General Partner is Resource Capital Investments Corporation. Arthur Richards Rule is the principal shareholder of the General Partner.

2.

a Nevada Limited Partnership. All general and limited partnership units are owned by Rule Investments Inc. which in turn is owned by the Rule Family Trust. Arthur Richards Rule and Bonnie Rule are the Trustee and Grantors of the Rule Family Trust.

3.

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

B.      Related Party Transactions

The Company paid $65,754 (2004 - $181,700, 2003 - $125,000) for management and geological consulting services to a director and a company controlled by a director. As at December 31, 2005 accrued liabilities include $5,675 (2004 - $56,700, 2003 - nil) of these fees.

The Company shares office and administrative services on a pro-rata basis commencing on May 19, 2005 with four other companies with certain directors in common. The Company’s share of these expenses is included in office and administrative expenses. These expenses include $21,897 (2004 - nil, 2003 - nil) for rental of office premises. Included in receivables is an aggregate of $59,787 owed by these companies for shared expenses.

The directors, senior officers and principal shareholders of the Company and associates or affiliates of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated within the last three years prior to the date hereof which will materially affect the Company or any of its subsidiaries, except as stated above or elsewhere in this Annual Report. See “Summary Compensation Table” for information regarding compensation paid to its Named Executive Officers.

C.      Not Applicable

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

To the best of management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.      Significant Changes

Since December 31, 2005 the Company has not issued any common shares or other securities.

ITEM 9.      THE LISTING

A.      Listing Details and Markets

The Common Shares of the Company were originally listed on the TSX-V under the symbol LUM. Effective July 14, 2004 the Company delisted its shares from the TSX-V and listed on the TSX under the symbol RLO. The Common Shares of the Company were called for trading on the AMEX as LCC on May 10, 2004. On July 14, 2005 the shares commenced trading on TSX under the symbol RLO.

The following table sets out the market price range of the Common Shares on the various exchanges for each full quarterly period within each of the calendar years indicated:

	High	Low	Trading
Market Prices	($)	($)	Volume
Annual High and Low
2005	9.80	5.10	8,792,616
2004	9.20	4.30	5,217,464
2003	4.55	1.00	1,873,568
2002	0.50	0.08	12,318
2001	0.60	0.17	2,936
Quarterly High and Low
2005
4th Quarter	7.25	5.90	1,941,067
3rd Quarter	7.40	5.10	1,105,759
2nd Quarter	8.55	5.67	1,557,571
1st Quarter	9.80	5.25	3,188,129
2004
4th Quarter	6.10	4.70	957,083
3rd Quarter(1)	5.25	4.51	738,130
2nd Quarter	9.20	4.10	1,546,013
1st Quarter	8.00	3.20	2,068,758

Most Recent Six Months
February 2006	6.78	5.82	386,434
January 2006	7.72	6.45	907,118
December 2005	7.08	6.05	1,789,992
November 2005	6.52	5.90	669,050
October 2005	7.25	6.18	482,025
September 2005	7.40	6.33	459,285

(1)	The Company’s shares traded on the TSX.V from July 1 to July 13, 2004. On July 14, 2004 the Company’s shares were delisted from the TSX.V and commenced trading on the TSX.

The following table sets out the market price range of the Common Shares in US$ on AMEX for the periods shown:

	High	Low	Trading
Market Prices	(US$)	(US$)	Volume
Quarterly High and Low
2005
4th Quarter	6.17	5.10	1,308,200
3rd Quarter	6.25	4.21	2,051,200
2nd Quarter	7.05	4.85	1,726,400
1st Quarter	8.15	4.30	4,196,800
2004
4th Quarter	4.89	3.85	1,555,800
3rd Quarter	4.10	3.50	828,900
2nd Quarter(1)	4.55	3.10	405,400
1st Quarter	N/A	N/A	N/A
Most Recent Six Months
February 2006	5.90	5.09	421,000
January 2006	6.69	5.64	585,300
December 2005	6.14	5.15	495,400
November 2005	5.53	5.10	215,400
October 2005	6.17	5.20	589,000
September 2005	6.25	5.36	906,000

(1)	The Company’s commenced trading on AMEX on May 10, 2004.

B.      Plan Of Distribution

Not Applicable

C.      Markets

The Company’s Common Shares are listed and traded in Canada on the TSX under the symbol RLO. In addition, the Company’s Common Shares are listed and traded on the AMEX under the symbol RLO.

ITEM 10.     ADDITIONAL INFORMATION

A.      Share Capital

Not applicable

B.      Memorandum and Articles of Incorporation

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on March 3, 2000 under the name “First Trimark Ventures Inc.”. On May 23, 2003 the Company changed its name to Lumina Copper Corp. On May 19, 2005 the Company changed its name to Regalito Copper Corp.

On March 29, 2004, the new BCBCA came into force in British Columbia and replaced the former British Columbia Company Act. The Company filed a transition application with the Registrar of Companies, British Columbia and completed the transition from the BC Act to the BCBCA on June 14, 2004.

Highlights of the Company’s new Articles

The Company’s objects and purposes as set forth in the Company’s Articles:

The Company’s Articles are silent as to the Company’s objects and purposes.

Number of shares, if any, required for qualification:

A director is not required to hold shares issued by the Corporation.

Borrowing Power of the directors:

The Board may without authorization of the Shareholders:

(a)	borrow money on the credit of the Company;
(b)	issue, reissue, sell or pledge debt obligations of the Company;
(c)	guarantee on behalf of the Company to secure performance of an obligation of any person; and
(d)	mortgage, charge, by specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

Remuneration and Expenses of the directors:

The directors are entitled to remuneration for acting as directors if the directors so determine. If the directors so decide, such remuneration, if any, will be determined by the Company’s shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company, as such, who is also a director.

The Company must reimburse each director for reasonable expenses incurred in and about the business of the Company.

Directors may be paid special remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, if he or she performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, and such remuneration may be in addition to or substitution for, any other remuneration paid to such director.

Conflict of Interest:

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict. A director who holds such a disclosable interest in a contract or transaction in which the Company is involved is not entitled to vote on any directors’ resolution to approve that contract or transaction unless all of the directors have a disclosable interest in such contract or transaction, in which case any or all of those directors may vote on such resolution.

Age of Directors:

A director must be at least 18 years of age; there is no upper age limitation requirement for directors in the Company’s Articles.

Rights, preferences and restrictions attaching to each class of shares:

Common Shares

The Common Shares of the Company shall have attached to them the following special rights and restrictions:

(a)

Voting: Each holder shall be entitled to receive notice of and attend all shareholder meetings of the Company and shall have one vote for each Common Share held at all shareholder meeting except those at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(b)

Dividends: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to dividends if and when declared by the directors of the Company, in such amount and in such form as the directors may from time to time determine.

(c)

Liquidation, Dissolution or Winding-Up: Subject to the rights and restrictions attached to any other class of shares of the Company, the holders of Common Shares are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

Meetings of Shareholders:

Annual Meeting: The Company must hold an annual general meeting once in each calendar year and not more than 15 months after the last annual meeting date at a time and place determined by the directors. If all shareholders entitled to vote at an annual general meeting consent by unanimous resolution to all business that is required to be transacted at that annual general meeting, then the annual general meeting shall be deemed to have been held on the date of such unanimous resolution.

Special Meetings: The directors may at any time call a special meeting of shareholders.

Quorum: The quorum required for the transaction of business at a shareholders’ meeting is one person who is or represents by proxy one or more shareholders who, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

Special Majority: The majority of votes required for the Company to pass a special resolution at a meeting of shareholders if two-thirds (2/3) of the votes cast on the resolution.

Casting Vote: In case of an equality of votes, the chairman of the meeting shall have the casting vote.

Description of Share Capital:

Common Shares

The Company’s authorized to issue an unlimited number of Common Shares without par value. As of February 28, 2006 a total of 21,922,442 Common Shares were issued and outstanding. Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre-emptive rights.

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

There are no provisions in the Company’s Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

Differences from requirements in the United States

Except for the Company’s quorum requirements and certain requirements related to related party transactions discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Canada versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.

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

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada) (the “ICA”). The following summarizes the principal features of the ICA.

The ICA requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the ICA), or establish a “new Canadian business” (as defined in the ICA) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The ICA requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the ICA on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the ICA. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the ICA could result in, among other things, an injunction or a court order directing disposition of assets or shares.

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

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “passive foreign investment company,” as defined under the U.S federal income tax law.

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

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a "controlled foreign corporation" (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company.

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

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

F.      Dividends and paying agents

Not Applicable

G.      Statements by Experts

Not Applicable

H.      Documents on Display

The Company is a reporting company under the Act and is a “foreign private issuer” as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Act, as amended and registration statements, reports and other documents under the Act, as amended.

The Company is required to file financial statements and other information with the Securities Commissions in the Provinces of British Columbia, Alberta and Ontario, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

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

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for copper/gold. In the past copper/gold prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for copper/gold, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s Regalito property is in the exploration and development phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of copper/gold. As the Company is in the exploration and development phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.     MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s President and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Act), amended as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Act.

Changes in Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In November, 2005, the Company identified certain “material weaknesses” in its internal controls over financial reporting, as defined in Public Company Accounting Oversight Board (“PCAOB”), Auditing Standard No. 2. As defined by the PCAOB, a material weakness is “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected”.

The following material weaknesses in the Company’s internal over financial reporting have been indentified:

1)

There is a lack of segregation of duties with respect to the preparation of GAAP financial statements in that the individual responsible for preparing the financial statements was also responsible for certain operational and monitoring controls pertaining to the preparation of those financial statements; and

2)	Financial results presented in regulatory reports were not independently compared to information in the accounting records.

The Company has compensating controls to mitigate the above weaknesses in that the financial statements are reviewed on a regular basis, and before public dissemination, by the audit committee composed of directors who are financially literate.

The material weaknesses were identified by the Company’s independent registered Chartered Accountants during the course of their audit of the financial statements for the year ended December 31, 2005. The auditors did not rely on the Company’s system of internal controls in order to form their opinion, although they did review these controls as required as part of their audit. An unqualified opinion on the Company’s annual consolidated financial statements included herein was issued by the Company’s independent registered public accounting firm which confirmed that the annual consolidated financial statements have been prepared in accordance with Canadian and U.S. GAAP and present fairly, in all material respects, the Company’s consolidated financial position, results of operations and cash flows.

The Company has implemented the following control procedures in order to address the weaknesses identified:

1)	engaged an outside accountant, with the designation of Chartered Accountant, to review the interim consolidated financial statements for accordance with GAAP, prior to the statements being filed; and

2)

reassigned certain duties between the Company’s accountant and CFO to provide for an independent trace of information presented in the consolidated financial statements and other regulatory reports to the accounting and other records.

The material weaknesses identified above did not relate to fraud or require any change to the Company’s Canadian GAAP accounts.

During the most recent fiscal year, there have not been any changes, other than those disclosed above, in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A:   AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Aziz Shariff of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of the Form 20F.

ITEM 16B:   CODE OF ETHICS

The Company has a code of ethics that applies to all the Company’s Officers, including the President and the Chief Financial Officer. A copy of the code of ethics was filed as an exhibit to the Company annual report for the year ended 2003.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP acted as the Company’s independent auditor for the fiscal periods ended December 31, 2005, 2004, 2003, 2002 and 2001. The chart below sets forth the total amount billed the Company by Grant Thornton LLP for services performed in the years 2005 and 2004 and breaks down these amounts by category of service in Canadian Dollars:

	Year 2005 ($)	Year 2004 ($)
Audit	40,000	65,900
Audit Related	nil	9,000
Tax	15,200	22,100
All Other Fees	nil	nil

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

“Tax Fees” are fees for professional services rendered by Grant Thornton LLP for tax compliance and tax advice on actual or contemplated transactions.

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

The auditors’ report, financial statements and notes thereto and schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

Report of Independent Auditors dated February 27, 2006, with the exception of Note 15 to the consolidated financial statements, which is dated March 13, 2006.

Comment by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

Audited Consolidated Balance Sheets as of December 31, 2005 and 2004

Audited Consolidated Statements of Operation and Deficit for the cumulative period from inception (October 3, 2001) to December 31, 2005, the Fiscal Years Ended December 31, 2005, 2004 and 2003.

Audited Consolidated Statement of Cash Flows for the cumulative period from inception (October 3, 2001) to December 31, 2005, the Fiscal Years Ended December 31, 2005, 2004 and 2003.

Audited Consolidated Statement of Changes in Shareholders’ Equity.

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31, 2005, 2004 and 2003.

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

(formerly Lumina Copper Corp.)

(A Development Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

TSX • AMEX : RLO	www.regalitocopper.com

Grant Thornton LLP Chartered Accountants Management Consultants

Report of Independent Registered Chartered Accountants

To the Shareholders of Regalito Copper Corp. (formerly Lumina Copper Corp.)

We have audited the consolidated balance sheets of Regalito Copper Corp. (formerly “Lumina Copper Corp.”) (A Development Stage Enterprise), as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003, and for the cumulative period from inception (October 3, 2001) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 and for the cumulative period from inception (October 3, 2001) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Independent Registered
February 27, 2006 except as to Note 15,	Chartered Accountants
which is as at March 13, 2006

Comment by Independent Registered Chartered Accountants for US Readers on Canada – US Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 14(b) to the financial statements or when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 27, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles nor permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the change is properly accounted for and the events and conditions are adequately disclosed in the financial statements.

Vancouver, Canada	Independent Registered
February 27, 2006 except as to Note 15,	Chartered Accountants
which is as at March 13, 2006

P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, BC V6E 4N3
T (604) 687-2711
F (604) 685-6569
E Vancouver@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,374,477	$1,092,038
Cash, exploration funds (Note 12)	-	2,135,000
Receivables	84,941	17,449
Prepaid expenses	53,512	42,480

TOTAL CURRENT ASSETS	1,512,930	3,286,967

PROPERTY AND EQUIPMENT (Note 3)	101,901	58,697

MINERAL PROPERTIES (Note 4)	16,702,048	17,324,715

TOTAL ASSETS	$18,316,879	$20,670,379

LIABILITIES

CURRENT LIABILITIES
Accounts payable	$134,639	$321,633
Accrued liabilities	514,064	182,470

TOTAL LIABILITIES	648,703	504,103

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	24,263,820	24,476,047

CONTRIBUTED SURPLUS (Note 7)	1,540,116	2,279,541

DEFICIT ACCUMULATED DURING THE
DEVELOPMENT STAGE	(8,135,760)	(6,589,312)

TOTAL SHAREHOLDERS’ EQUITY	17,668,176	20,166,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,316,879	$20,670,379

Nature of operations and going concern (Note 1)
Subsequent event (Note 15)

APPROVED BY THE DIRECTORS

“Anthony Floyd”
Director

“Ross Beaty”
Director

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the
	Cumulative
	Period
	from Inception
	(October 3,	For the	For the	For the
	2001) to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003

GENERAL AND ADMINISTRATIVE
EXPENSES
Stock-based compensation (Note 6(e))	$5,242,730	$657,645	$677,630	$582,387
Investor relations and promotion	797,362	313,693	349,227	134,442
Office and administration	435,818	194,195	136,355	103,576
Management and consulting services	509,201	169,535	190,167	149,499
Regulatory and transfer agent fees	379,072	122,179	183,850	67,393
Audit and accounting	410,080	98,930	166,322	124,828
Legal	294,197	53,807	132,007	101,401
Corporate development	172,483	46,426	107,313	18,744
Amortization	43,820	25,826	12,416	5,578

	8,284,763	1,682,236	1,955,287	1,287,848

OTHER INCOME (EXPENSE)
Interest income	206,602	80,235	80,226	46,141
Interest expense	(36,061)	-	-	(36,061)
Mineral property written-off	(49,491)	-	-	(49,491)
Property investigations	(51,616)	(890)	(36,658)	(14,068)
Foreign exchange gain (loss)	(97,028)	(120,154)	(64,184)	84,753
Reorganization (Note 1)	(498,698)	(498,698)	-	-
Flow-through share taxes	(84,765)	(84,765)	-	-

	(611,057)	(624,272)	(20,616)	31,274

NET LOSS BEFORE FUTURE
INCOME TAXES	(8,895,820)	(2,306,508)	(1,975,903)	(1,256,574)

FUTURE INCOME TAX RECOVERY
(Note 12)	760,060	760,060	-	-

NET LOSS	(8,135,760)	(1,546,448)	(1,975,903)	(1,256,574)

DEFICIT, BEGINNING OF PERIOD	-	(6,589,312)	(4,613,409)	(3,356,835)

DEFICIT, END OF PERIOD	$(8,135,760)	$(8,135,760)	$(6,589,312)	$(4,613,409)

BASIC AND DILUTED LOSS
PER SHARE	-	$(0.08)	$(0.16)	$(0.21)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	-	20,519,129	12,122,890	6,057,876

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	Cumulative
	Period
	from Inception
	(October 3,	For the	For the	For the
	2001) to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2003

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(8,135,760)	$(1,546,448)	$(1,975,903)	$(1,256,574)
Items not involving cash:
Amortization	43,819	25,826	12,416	5,578
Stock-based compensation	5,242,730	657,645	677,630	582,387
Mineral property written-off	49,491	-	-	49,491
Future income tax recoveries	(760,060)	(760,060)	-	-
Net changes in non-cash working capital
items:
Receivables	(163,389)	(164,212)	34,517	(33,694)
Prepaid expenses	(77,496)	(35,016)	(38,628)	(3,852)
Accounts payable	(835)	(107,288)	22,214	84,239
Accrued liabilities	129,507	(52,962)	139,470	8,000

	(3,671,993)	(1,982,515)	(1,128,284)	(564,425)

FINANCING ACTIVITIES
Due to related parties	-	-	-	(267,223)
Shares and warrants issued for cash,
net of issue costs	36,694,861	19,301,211	11,996,109	2,952,138
Mineral property purchase obligations	(584,798)	-	(382,338)	(202,460)

	36,110,063	19,301,211	11,613,771	2,482,455

INVESTING ACTIVITIES
Cash and other assets sold pursuant to
reorganization (Note 1)	(8,476,689)	(8,476,689)	-	-
Cash acquired on reverse take-over with
CRS, net of acquisition costs (Note 1)	349,338	-	-	349,338
Deferred acquisition costs	(9,000)	-	-	-
Purchase of equipment	(175,729)	(97,590)	(33,749)	(44,390)
Expenditures on mineral properties	(22,691,332)	(10,596,978)	(10,694,072)	(1,026,608)
Cash, exploration funds (Note 12)	-	2,135,000	(2,135,000)	-

	(31,003,412)	(17,036,257)	(12,862,821)	(721,660)

FOREIGN EXCHANGE	(60,181)	-	-	(60,181)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	1,374,477	282,439	(2,377,334)	1,136,189

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	1,092,038	3,469,372	2,333,183

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$1,374,477	$1,374,477	$1,092,038	$3,469,372

Supplemental cash flow information (Note 10)

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Deficit
			Accumulated
	Common Shares		during the	Total Shareholders’
	Number	Amount	Development Stage	Equity (Deficiency)

Common stock issued for cash at $1.00 per share	1	$1	$-	$1
Net loss for the period from inception to
December 31, 2001	-	-	(734)	(734)

Balance, December 31, 2001	1	1	(734)	(733)
Common stock issued for cash and past services
at $0.75 per share	4,460,000	3,345,000	-	3,345,000
Common stock issued for cash and future
services valued at $0.75 per share	600,000	6,000	-	6,000
Recognition of compensation expense on shares
issued by CRS in 2002	-	24,667	-	24,667
Common stock issued for cash at $1.00 per share	2,415,000	2,415,000	-	2,415,000
Common stock issued as finder’s fee	112,500	-	-	-
Shares subscribed	600,000	600,000	-	600,000
Professional fees	-	(20,199)	-	(20,199)
Net loss for the year ended December 31, 2002	-	-	(3,356,101)	(3,356,101)

Balance, December 31, 2002	8,187,501	6,370,469	(3,356,835)	3,013,634

Acquisition of 100% of the outstanding common
shares of CRS	-	333,780	-	333,780
Share capital of Lumina Copper Corp. at
May 22, 2003	768,700	-	-	-
Common shares issued for cash at $1 per share
(net of issue costs)	500,000	470,575	-	470,575
Common shares issued on exercise of options	10,000	16,500	-	16,500
Fair value of options exercised	-	7,805	-	7,805
Common shares issued on exercise of warrants	1,223,375	1,865,063	-	1,865,063
Fair value of warrants exercised	-	104,602	-	104,602
Common shares issued for mineral property
payments	681,875	2,426,000	-	2,426,000
Recognition of compensation expense on shares
issued by CRS in 2002	-	148,000	-	148,000
Employee options cancelled	-	-	-	10,485
Stock based compensation on unexercised
vested options	-	-	-	436,097
Fair value of unexercised warrants	-	-	-	1,072,220
Net loss for the year ended December 31, 2003			(1,256,574)	(1,256,574)

Balance, December 31, 2003	11,371,451	11,742,794	(4,613,409)	8,648,187

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

 (continued)

			Deficit
			Accumulated
	Common Shares		during the	Total Shareholders’
	Number	Amount	Development Stage	Equity (Deficiency)

Common shares issued for cash pursuant to
private placements	2,380,200	10,125,372	-	10,125,372
Common shares issued on exercise of options	75,533	120,800	-	120,800
Fair value of options exercised	-	40,144	-	40,144
Common shares issued on exercise of warrants	1,166,625	1,749,937	-	1,749,937
Common shares issued for mineral property
payments	100,000	549,000	-	549,000
Recognition of compensation expense on shares
issued by CRS in 2002	-	148,000	-	148,000
Net change in contributed surplus (Note 7)	-	-	-	760,739
Net loss for the year ended December 31, 2004			(1,975,903)	(1,975,903)

Balance, December 31, 2004	15,093,809	24,476,047	(6,589,312)	20,166,276

Common shares issued for cash pursuant to
private placement	1,000,000	5,459,371	-	5,459,371
Common shares issued on exercise of warrants	5,475,100	13,553,050	-	13,553,050
Fair value of warrants exercised	-	1,343,473	-	1,343,473
Common shares issued on exercise of options	112,533	288,790	-	288,790
Fair value of options exercised	-	128,040	-	128,040
Common shares issued for mineral property
payments	200,000	1,882,000	-	1,882,000
Common shares issued in settlement of accounts
payable	20,000	111,100	-	111,100
Common shares issued for employee
remuneration	21,000	156,840	-	156,840
Recognition of compensation expense on shares
issued by CRS in 2002	-	120,058	-	120,058
Tax cost recognized on issuance of flow-through
shares (Note 12)	-	(760,060)		(760,060)
Reduction of capital as a result of the
reorganization (Note 1)	-	(22,494,889)	-	(22,494,889)
Net change in contributed surplus (Note 7)	-	-	-	(739,425)
Net loss for the year ended December 31, 2005	-	-	(1,546,448)	(1,546,448)

Balance, December 31, 2005	21,922,442	$24,263,820	$(8,135,760)	$17,668,176

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.	NATURE OF OPERATIONS AND GOING CONCERN

Regalito Copper Corp. (formerly Lumina Copper Corp.) (“Regalito” or the “Company”) is engaged in the identification, acquisition, exploration and development of mineral resources. The Company is considered to be in the development stage as it has not placed any of its mineral properties into production.

The Company was incorporated on October 3, 2001 and became active on May 23, 2003 pursuant to the acquisition of all of the outstanding securities of CRS Copper Resource Corp. (“CRS”). Pursuant to a Securities Exchange Agreement, the Company issued 8,187,501 common shares and warrants to purchase an additional 5,657,500 common shares of the Company, exercisable at a price of $1.50 per share to May 23, 2005, to the security holders of CRS. The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of the Company.

On May 19, 2005, Lumina Copper Corp. completed a reorganization, by way of a statutory plan of arrangement which resulted in the Company transferring its mineral resource assets amongst four separate companies: Regalito, Northern Peru Copper Corp. (“Norco”), Global Copper Corp. (“Global”) and Lumina Resources Corp. (“Lumco”). The results of operations and the cash flows for Norco, Global and Lumco are included in these consolidated financial statements to May 18, 2005.

The reorganization restructured Lumina Copper Corp, as follows:

  The existing company was renamed Regalito Copper Corp. and holds the Regalito property.
  Norco holds the Galeno and Pashap properties.
  Global holds the Relincho, Vizcachitas, Taca Taca and San Jorge properties.
  Lumco holds the Casino, Redstone and Hushamu properties.

Under the reorganization, shareholders of record at the close of trading on the day prior to the date of the reorganization received one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

As there had been no substantial changes in the beneficial ownership of the Company as a result of the reorganization, the consideration received for the transfer of the foregoing mineral properties and other related net assets was recorded by the Company at $22,494,889, which was the carrying cost of the vended net assets in the accounts of the Company on the date of the reorganization.

The Company received 20,917,442 common shares from each of the new companies created pursuant to the reorganization. These shares were then distributed to the shareholders of the Company on a pro rata basis according to their ownership of common shares of the Company.

At December 31, 2005, the Company had working capital of $864,227. The Company will require additional financing or outside participation to undertake further exploration and subsequent development of its mineral properties and to sustain the Company’s planned corporate and administrative expenses for the coming year. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.	NATURE OF OPERATIONS AND GOING CONCERN (continued)

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

The Company has entered into mineral property acquisition and option agreements that will require significant future outlays of cash to maintain the properties and options in good standing and to fulfil its contractual obligations. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 14.

As at December 31, 2005 these consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lumina Copper Chile SA.

Pursuant to the reorganization (Note 1), several other wholly-owned subsidiaries previously held by the Company were sold to the three new companies on May 19, 2005.

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

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase.

	(d)	Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided on the declining balance basis on office equipment at 20% per annum and on computer equipment at 30% per annum.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

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

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(f)	Foreign currency translation

The Company considers the Canadian dollar its functional currency. The Company’s subsidiaries are integrated foreign operations. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. The net foreign currency gain or loss is included in the statement of operations.

(g)	Stock based compensation

The Company has a stock option plan as disclosed in Note 8. The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-based compensation and other stock-based payments to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stocks.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

(h)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(i)	Amounts per share

Amounts per share are calculated using the weighted average number of shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts are not presented as the effect of the exercise of all 1,050,000 (2004: 6,495,133) potentially dilutive securities is anti-dilutive.

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

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the agreement to issue the stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

(l)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow- through shares, which transfer the tax deductibility of exploration expenditures to the investor. The proceeds received on the issue of such shares have been credited to capital stock. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the CICA for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

(n)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period- to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2005, the Company did not have any asset retirement obligations.

(o)	Comparative amounts

Certain amounts in the prior year have been reclassified to conform with the current year’s presentation.

3.	EQUIPMENT

		2005
	Cost	Accumulated	Net Book Value
		Amortization
Furniture and equipment	$126,973	$25,072	$101,901

		2004
	Cost	Accumulated	Net Book Value
		Amortization
Furniture and equipment	$78,138	$19,441	$58,697

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES

At December 31, 2004, the Company’s mineral properties were comprised of properties located in North and South America. Pursuant to the reorganization (Note 1) on May 19, 2005, the Company sold nine of its properties and, as at December 31, 2005, its remaining mineral property is located in Chile.

	Chile	Peru	Argentina	Canada	Total

Balance, December 31, 2003	$3,266,845	$250,646	$952,469	$1,128,632	$5,598,592

Additions during year:
Property acquisition	1,503,557	655,009	549,000	271,253	2,978,819

Property exploration
Geological and assays	1,727,346	220,496	88,884	58,781	2,095,507
Drilling	4,442,652	16,800	-	-	4,459,452
Other exploration	446,427	178,220	150,379	6,383	781,409
Taxes and filing fees	1,310,705	45,394	19,744	35,093	1,410,936

Net additions during year	9,430,687	1,115,919	808,007	371,510	11,726,123

Balance, December 31, 2004	12,697,532	1,366,565	1,760,476	1,500,142	17,324,715

Additions during year:
Property acquisition	4,810,651	1,354,856	1,882,000	371,340	8,418,847

Property exploration
Geological and assays	2,400,329	85,388	62,910	204,047	2,752,674
Taxes and filing fees	623,377	9,349	-	9,513	642,239
Metallurgical	612,362	-	-	-	612,362
Other exploration	484,651	28,068	67,137	-	579,856
Travel and accommodation	233,926	20,077	2,322	866	257,191

Net additions during year	9,165,296	1,497,738	2,014,369	585,766	13,263,169

Properties sold pursuant to
reorganization (Note 1)	(5,160,780)	(2,864,303)	(3,774,845)	(2,085,908)	(13,885,836)

Balance, December 31, 2005	$16,702,048	$-	$-	$-	$16,702,048

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued) Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2003	$105,809	$3,106,086	$54,950	$3,266,845

Property acquisition	269,723	122	1,233,712	1,503,557

Property exploration
Geological and assays	1,554,074	31,977	141,295	1,727,346
Drilling	4,442,652	-	-	4,442,652
Other exploration	394,225	14,717	37,485	446,427
Taxes and filing fees	1,139,069	10,423	161,213	1,310,705

Additions during year	7,799,743	57,239	1,573,705	9,430,687

Balance, December 31, 2004	7,905,552	3,163,325	1,628,655	12,697,532

Property acquisition	4,785,317	16,024	9,310	4,810,651

Property exploration
Geological and assays	2,252,649	94,152	53,528	2,400,329
Metallurgical	612,362	-	-	612,362
Taxes and filing fees	465,963	13,575	143,839	623,377
Travel and accommodation	225,397	6,798	1,731	233,926
Other exploration	454,808	18,865	10,978	484,651

Additions during year	8,796,496	149,414	219,386	9,165,296

Properties sold pursuant to
reorganization (Note 1)	-	(3,312,739)	(1,848,041)	(5,160,780)

Balance, December 31, 2005	$16,702,048	$-	$-	$16,702,048

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

(a)	Regalito Property

On October 16, 2003, the Company obtained the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile. In consideration for the acquisition, the Company will make minimum cash payments aggregating US $900,000 (US $25,000 paid in 2004, US $50,000 paid in 2005) over an 8 year period to October 16, 2011.

Should copper prices exceed $1 per pound for an entire calendar year at any time during the 8 year period (as it did during 2004 and 2005), the Company shall increase the minimum payment to US $200,000 in respect of that year. After the 8th year of the agreement, should the price of copper exceed $1 per pound for any entire calendar year, the Company must pay advance payments of US $200,000 per year until the commencement of commercial production and thereafter, the Company must pay a net smelter royalty of 1% to 3% depending on the price of copper.

Upon achieving commercial production, should the royalty payment in the first calendar year exceed US $200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US $200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset. The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US $53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

Options to purchase mining concessions, surface and water rights:

(i)

On July 22, 2005 the Company was granted an option to purchase 90 miningexploitation concessions located 14 kilometres from the Regalito property for US $2,400,000 (US $100,000 paid) payable in stages to January 30, 2010. The optionors retain a 1.5% net smelter royalty payable upon commencement of commercial production, which may be purchased for US $2,500,000.

(ii)

On October 13, 2005 the Company obtained the right to acquire 16,700 hectaresof surface rights with corresponding water rights located on the Regalito property for US $2,095,000 (US $186,916 paid) payable in unequal annual instalments to May 31, 2010, plus interest at the rate of 5% per annum on the unpaid balance. The Company may terminate the agreement at any time without penalty; payments made towards the purchase price to the date of termination will be retained by the owners.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

(iii)

On October 18, 2005 the Company obtained the right to acquire certain water and surface rights located 38 kilometres from the Regalito property for US $12,300,000 (US $1,500,000 paid) payable in unequal annual instalments to October 18, 2008. The balance owing is subject to interest at the rate of Libor 360 days plus 2.9 points and is payable with each instalment. The Company must also pay 50% of the capital gains taxes applicable to each payment corresponding to the water rights (the rate of tax currently being 17%). The Company is responsible for installing the systems necessary for the extraction of water. Should the volume yielded from the wells on the property be less than 239.5 litres per second, the balance of instalments remaining to be paid shall be subject to reduction, in proportion to the actual volume yield. The Company may terminate the agreement at any time without penalty in which event the vendors will be entitled to retain all payments made by the Company to the date of termination.

(iv)

On October 18, 2005 the Company entered into an agreement to lease a portion of the surface rights to be acquired by the Company in (iii) above for lease payments of US $4,000 per annum receivable in arrears. The Company has also granted an option to the lessee to purchase the leased surface rights for US $100,000 less any lease payments already received by the Company. The option may be exercised by the lessee on or after October 18, 2006.

(v)

On October 26, 2005 the company entered into two agreements to acquire certain surface rights located on the Regalito property for US $1,913,700 (US $466,640 paid) payable in unequal annual instalments to October 31, 2008.

The balance owing is subject to interest at the rate of 5% per annum. The Company may terminate this agreement at any time without penalty in which event the vendors are entitled to retain all payments received from the Company to the date of termination.

(vi)

On November 14, 2005 the company obtained the right to acquire water rights from two wells located approximately 70 kilometres from the Regalito property for US $5,675,000 (US $1,000,000 paid) payable in unequal annual instalments to November 14, 2007. The agreement shall terminate should the Company not be able to obtain regulatory authorization to establish a system to allow for the capture of water in accordance with certain restrictions already existing on the water rights. Should the authorizations not be obtained within two years from the date of this agreement, this agreement shall be terminated with a maximum of US $1,000,000 of prior payments made being retained by the vendors. The agreement may also be terminated by the Company at any time without penalty with the vendors retaining all payments received from the Company to the date of termination. The vendors retain a mortgage on the water rights as security for the unpaid balance.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

The vendors also granted an option to the Company to acquire an additional 67.5 litres per second of water rights for US $1,575,000 payable in instalments over two years commencing upon registration of such water rights in the name of the Company. The vendors have entered into an agreement with a third party to sell 15 litres per second of water from these optioned water rights. Should the vendors not be able to fulfill this promise, the Company will be obligated to transfer this amount of water rights from the water rights obtained from the initial two wells acquired from the vendors. Should this transaction occur, the price to acquire the two wells will be reduced by US $450,000.

Pursuant to the agreement to acquire water rights from the two wells, as disclosed above, the Company was granted certain easements by the owner of the property to enable the Company to occupy and construct those systems necessary for the obtainment of water from the wells in consideration of US $325,000. Of this amount, US $200,000 has been paid and the remainder is payable by November 14, 2006. The agreement may be terminated without penalty with the owner retaining the payment already made.

(vii)

On August 24, 2005 the Company retained the services of a consultant In order to assist the Company in acquiring certain of the water rights referred to above. Consideration for the services are based on a total of US $12,500 per litre per second of water purchased payable in various stages commencing from the time the water rights are registered in the name of the Company through to the commencement of construction at the Regalito project, for a maximum term of four years. During 2005, the Company paid fees of Cdn $228,306 pursuant to the terms under this agreement.

The aggregate minimum payments, net of tax, agreed to in connection with the Company’s Regalito Property are as follows:

	Note 4(a)	Note 4(a)(i)	Note 4(a)(ii)	Note 4(a)(iii)	Note 4(a)(v)	Note 4(a)(vi)	Note 4(a)(vi)
								Total minimum
			October 13,	October 18,	October 25,	November 14,	November 14,	payments net of
			2005	2005	2005	2005	2005	tax in connection
	Acquisition	July 22,	acquisition of	acquisition of	acquisition of	acquisition of	easement	with the Regalito
	of property	2005 option	surface rights	water rights	surface rights	water rights	agreement	Property

2005	$50,000	$100,000	$186,916	$1,500,000	$466,640	$1,000,000	$200,000	$3,503,556	(paid)
2006	75,000	100,000	225,000	4,300,000	487,060	2,275,000	125,000	7,587,060
2007	100,000	200,000	315,000	3,300,000	480,000	2,400,000	-	6,795,000
2008	125,000	300,000	380,000	3,200,000	480,000	-	-	4,485,000
2009	150,000	400,000	450,000	-	-	-	-	1,000,000
2010	175,000	1,300,000	538,084	-	-	-	-	2,013,084
2011	200,000	-	-	-	-	-	-	200,000

	$875,000	$2,400,000	$2,095,000	$12,300,000	$1,913,700	$5,675,000	$325,000	$25,583,700

(b)	Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

Company (issued in 2003) and 500,000 warrants (issued in 2003) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007. Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which consists of 19 exploration concessions, located in the 4th region of Chile.

The Vizcachitas property was sold to Global pursuant to the reorganization (Note 1).

(c)	Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company obtained an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US $6,000,000 payable in stages to January 9, 2007 (US $1,000,000 paid in 2004). Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

The Relincho property was sold to Global pursuant to the reorganization (Note 1).

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2003	$182,409	$68,237	$250,646

Property acquisition	655,009	-	655,009

Property exploration
Geological and assays	123,155	97,341	220,496
Drilling	16,800	-	16,800
Other exploration	158,304	19,916	178,220
Taxes and filing fees	31,309	14,085	45,394

Additions during year	984,577	131,342	1,115,919

Balance, December 31, 2004	1,166,986	199,579	1,366,565

Property acquisition	1,354,856	-	1,354,856

Property exploration
Geological and assays	84,904	484	85,388
Taxes and filing fees	9,349	-	9,349
Travel and accommodation	20,077	-	20,077
Other exploration	28,068	-	28,068

Additions during year	1,497,254	484	1,497,738

Properties sold pursuant to
reorganization (Note 1)	(2,664,240)	(200,063)	(2,864,303)

Balance, December 31, 2005	$-	$-	$-

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

	(d)	Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares. Consideration for the acquisition is an aggregate of US $2,000,000 (US $480,000 paid) in cash payments, payable in stages until April 25, 2007. Should the option be exercised, a further US $1,800,000 would be payable in stages until one year after the commencement of commercial production.

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession. The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property. Consideration for the acquisition was US $300,000 (paid).

The Galeno property was sold to Norco pursuant to the reorganization (Note 1).

	(e)	Pashpap Property

The Company held a 100% interest in 8 copper concessions located in northern Peru. The Pashpap property was sold to Norco pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued) Argentina

	Taca Taca	San Jorge	Total
Balance, December 31, 2003	$506,971	$445,498	$952,469
Property acquisition	549,000	-	549,000
Property exploration
Geological and assays	67,479	21,405	88,884
Other exploration	56,243	94,136	150,379
Taxes and filing fees	19,744	-	19,744
Additions during year	692,466	115,541	808,007
Balance, December 31, 2004	1,199,437	561,039	1,760,476
Property acquisition	1,882,000	-	1,882,000
Property exploration
Geological and assays	27,010	35,900	62,910
Other exploration	31,559	35,578	67,137
Travel and accommodation	681	1,641	2,322
Additions during year	1,941,250	73,119	2,014,369
Properties sold pursuant to
reorganization (Note 1)	(3,140,687)	(634,158)	(3,774,895)
Balance, December 31, 2005	$-	$-	$-

(f)	Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA (“Corriente”). Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed is as follows:

	(i)	US $25,000 on closing (paid in 2002);

	(ii)	US $25,000 and 100,000 of the Company’s shares on the first anniversary of the agreement date (paid and issued during 2003);

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

(iii)	100,000 of the Company’s shares on the second and third anniversaries of the agreement date (100,000 shares valued at $549,000 issued in 2004 and 100,000 shares valued at $922,000 issued in 2005);

(iv)	US $100,000 on the fourth anniversary of the agreement date;

(v)	US $1,000,000 on the fifth anniversary of the agreement date.

The requisition has been accounted for as an asset purchase. The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

Pursuant to an amending agreement dated March 22, 2005, the Company satisfied the requirements to pay the US $100,000 and US $1,000,000 on the fourth and fifth anniversaries of the agreement date, respectively, with the issuance of 100,000 common shares valued at $960,000. The purchase of Corriente was completed in full upon the issuance of these shares on March 21, 2005.

The Taca Taca property was sold to Global pursuant to the reorganization (Note 1).

(g)	San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. (“San Jorge”), a company incorporated under the laws of Argentina, in consideration of a cash payment of US $200,000 (paid in 2003) and issuing common shares of the Company valued at US $100,000 (81,875 shares issued in 2003). San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining claims (444.6 hectares) located in the Las Heras Department of the Province of Mendoza, Argentina.

The San Jorge property was sold to Global pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued) Canada

	Casino	Redstone	Hushamu	Total

Balance, December 31, 2003	172,452	796,545	159,635	1,128,632

Property acquisition	271,253	-	-	271,253

Property exploration
Geological and assays	3,759	699	54,323	58,781
Other exploration	-	28	6,355	6,383
Taxes and filing fees	100	27,980	7,013	35,093

Additions during year	275,112	28,707	67,691	371,510

Balance, December 31, 2004	447,564	825,252	227,326	1,500,142

Property acquisition	351,340	-	20,000	371,340

Property exploration
Geological and assays	671	5,669	197,707	204,047
Taxes and filing fees	1,680	-	7,833	9,513
Travel and accommodation	109	-	757	866

Additions during year	353,800	5,669	226,297	585,766

Properties sold pursuant to
reorganization (Note 1)	(801,364)	(830,921)	(453,623)	(2,085,908)

Balance, December 31, 2005	$-	$-	$-	$-

(h)	Casino Property

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

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.	MINERAL PROPERTIES (continued)

(ii)	issuing warrants to purchase 100,000 shares of the Company exercisable at a price of $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 during 2003);

(iii)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $5.80 per share on or before May 21, 2006 (issued at an ascribed fair value of $271,253 on May 21, 2004); and

(iv)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $9.22 per share on or before March 14, 2007 (issued at an ascribed fair value of $351,340 on March 14, 2005).

The Casino property was sold to Lumco pursuant to the reorganization (Note 1).

(i)	Redstone Property

The Company owns a 100% interest in the Redstone Property which consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

The Redstone property was sold to Lumco pursuant to the reorganization (Note 1).

(j)	Hushamu Property

The Company owns a 100% interest in the Hushamu Property, which consists of 144 mineral claims located on northern Vancouver Island, British Columbia.

Pursuant to a letter agreement dated February 3, 2005, the Company obtained an option to acquire a 100% interest in 54 mineral claims located on Vancouver Island, British Columbia, Canada in consideration of cash payments in the aggregate of $200,000, payable over a three year period. Should a production decision be made, an additional $800,000, payable in cash or in shares of the Company, will be paid to the optionor. The mineral claims comprise 14,600 hectares surrounding the Company’s Hushamu Property.

As additional consideration for this option, the Company granted the right to the optionor to explore and exploit the Hushamu claims for non-metallic industrial minerals, subject to the Company’s right to terminate such activities should such right conflict with the Company’s plans for the property.

The Hushamu property was sold to Lumco pursuant to the reorganization (Note 1).

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

5.	RELATED PARTY TRANSACTIONS

(a)

The Company paid $65,754 (2004 - $181,700, 2003 - $125,000) for management and geological consulting services to a director and a company controlled by a director. As at December 31, 2005 accrued liabilities include $5,675 (2004 - $56,700, 2003 - nil) of these fees.

(b)

The Company shares office and administrative services on a pro-rata basis commencing on May 19, 2005 with four other companies with certain directors in common. The Company’s share of these expenses is included in office and administrative expenses. These expenses include $21,897 (2004 - nil, 2003 - nil) for rental of office premises. Included in receivables is an aggregate of $59,787 owed by these companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

6.	SHARE CAPITAL

(a) Authorized

Pursuant to the reorganization, the Company’s authorized share capital was amended from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Prior to the reorganization, the Company’s authorized share capital had included 100,000,000 preference shares without par value. No preference shares had been issued. Pursuant to the reorganization, the Company’s authorized share structure was amended to cancel the preference shares.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

6.	SHARE CAPITAL (continued)

	(b)	Issued and outstanding Common shares:

	Number of
	Shares	Amount

Balance, December 31, 2003	11,371,451	$11,742,794

Issued for cash:
Private placements, net of issue costs (Note 6(c)(i)
and (ii))	2,380,200	10,125,372
Exercise of warrants (Note 9)	1,166,625	1,749,937

Issued for cash and other consideration
Exercise of options (Note 8)
- for cash	75,533	120,800
- fair value of options exercised	-	40,144

Issued for mineral property (Note 4(f)(iii))	100,000	549,000
Recognition of compensation expense (Note 6(e))	-	148,000

Balance, December 31, 2004	15,093,809	24,476,047

Issued for cash
- private placement	1,000,000	5,459,371

Issued for cash and other consideration:
Exercise of warrants (Note 9)
- for cash	5,475,100	13,553,050
- fair value of warrants exercised	-	1,343,473

Exercise of options (Note 8)
- for cash	112,533	288,790
- fair value of options exercised	-	128,040

Issued for mineral property (Note 4(f))	200,000	1,882,000

Issued in settlement of accounts payable	20,000	111,100

Issued for employee remuneration	21,000	156,840

Recognition of compensation expense (Note 6(e)(i))	-	120,058

Tax cost recognized on issuance of flow-through
shares (Note 12)	-	(760,060)

Reduction of capital as a result of the reorganization
(Note 1)	-	(22,494,889)

Balance, December 31, 2005	21,922,442	$24,263,820

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

6.	SHARE CAPITAL (continued)

	(c)	Private Placements

(i)

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,152,153, net of agent’s fees and other issue costs in the amount of $476,197. Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.

(ii)

In December, 2004 the Company completed a private placement and issued 350,000 flow-through common shares at a price of $6.10 per share for proceeds of $1,973,219, net of agent’s commissions, fees and other issue costs in the amount of $161,781.

(iii) In September, 2005 the Company completed a private placement and issued 1,000,000 common shares at a price of US $3.60 per share for proceeds of $5,459,371.

	(d)	Shares held in escrow

(i)	Issued into escrow on reverse take-over on May 23, 2003 to be released in
	four instalments of 1,422,000 each, in six month intervals commencing
	May 23, 2003.	5,688,001

(ii)	Issued into escrow under a Voluntary Pooling Agreement in November, 2002.
	One-third of these shares are to be released on each anniversary assuming
	the recipient shareholders continue to be employed by the Company.	600,000

(iii)	Released from escrow
	- during 2003	(3,044,001)
	- during 2004	(3,044,000)
	- during 2005	(200,000)

	Shares held in escrow at December 31, 2005	-

As at December 31, 2005, there were no (2004 – 200,000) shares held in escrow.

(e)	Compensation Expense

In November, 2002 CRS Copper Resources Corp., a subsidiary that was sold to Lumco pursuant to the reorganization (Note 1), issued 600,000 units for services to be rendered after issuance. One-third of these 600,000 units were to be released on each anniversary assuming the recipient shareholders continued to be employed by the Company. As at December 31, 2005 there were no (2004: 200,000) units remaining in escrow. Compensation expense related to these units, in the amount of $148,000 per annum, was recognized evenly over the period that they were held in escrow under a Voluntary Pooling Agreement. For the period January 1, 2005 to December 31, 2005, a total of $120,058 (2004 - $148,000, 2003 - $148,000) was recorded as compensation expense.

During 2005, the Company also issued 21,000 common shares valued at $156,840 to an officer of the Company as a bonus.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

6.	SHARE CAPITAL (continued)

			Compensation Expense
		Common
		Shares or
		Units	2005	2004	2003

(i)	Issued for services to be rendered after
	issuance. The compensation expense
	related to the issuance of these units is
	recognized evenly over the period that
	they are held in escrow under the
	Voluntary Pooling Agreement
	(Note 6(d)(ii)	600,000	$120,058	$148,000	$148,000

(ii)	Compensation expense related to options
	issued (Note 8(b))	-	380,747	529,630	434,387

(iii)	Issued for employee remuneration
	(Note 6(e))	21,000	156,840	-	-

			$657,645	$677,630	$582,387

7.	CONTRIBUTED SURPLUS

	2005	2004

Balance at beginning of year	$2,279,541	$1,518,802

Changes during year:
Fair value of vested and unexercised stock
options (Note 8(b))	380,748	489,486
Fair value of options exercised	(128,040)	-
Fair value of warrants issued (Note 9)	351,340	271,253
Fair value of warrants exercised	(1,343,473)	-

Net change during year	(739,425)	760,739

Balance at end of year	$1,540,116	$2,279,541

8.	STOCK OPTIONS

	(a)	Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company. Options granted under the plan vest over time at the discretion of the board of directors.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

8.	STOCK OPTIONS (continued)

Summary of the Company’s stock options as at December 31, 2005 and 2004 and changes during the years then ended is as follows:

	2005		2004
		Weighed		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at beginning of year	1,012,533	$3.40	823,066	$2.06

Granted	100,000	6.05	265,000	7.02
Exercised	(112,533)	2.58	(75,533)	1.60
Cancelled	(50,000)	8.29	-	-

Outstanding at end of year	950,000	$3.37	1,012,533	$3.40

At December 31, 2005, the Company has outstanding stock options to purchase an aggregate 950,000 common shares as follows:

Options Outstanding				Options Exercisable
Number		Exercise		Number	Exercise
of Shares	Expiry Date	Price		of Shares	Price

450,000	June 6, 2008	$1.57	(1)	450,000	$1.57
25,000	August 8, 2008	1.52	(1)	25,000	1.52
150,000	October 17, 2008	3.04	(1)	150,000	3.04
25,000	December 17, 2008	3.80	(1)	25,000	3.80
100,000	April 20, 2009	7.88	(1)	25,000	7.88
100,000	December 2, 2009	5.17	(1)	85,000	5.17
20,000	January 27, 2010	5.39	(1)	10,000	5.39
80,000	June 17, 2010	6.22		26,500	6.22

950,000		$3.37		796,500	$2.70

(1)

Pursuant to anti-dilution provisions of options outstanding on the date of reorganization (Note 1), the holders of these options were granted options to purchase an equal number of common shares in each of the three new companies formed under the reorganization. The original exercise prices and fair values of those options were allocated amongst the four companies as follows: 95.1%, to Regalito options, 0.8% to Lumco options, 0.7% to Norco options and 3.4% to Global options.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

8.	STOCK OPTIONS (continued)

(b)	Fair Value of Stock Options

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, December 31, 2003	823,066	$405,007	$436,097

Granted	265,000	551,747	298,173
Vested	-	(231,457)	231,457
Exercised	(75,533)	-	(40,144)

Net change during year	189,467	320,290	489,486

Unexercised options, December 31, 2004	1,012,533	725,297	925,583

Granted	100,000	158,175	90,253
Vested	-	(290,494)	290,494
Exercised	(112,533)	-	(128,040)
Cancelled	(50,000)	(95,975)	(95,975)
Adjustment pursuant to reorganization
(Note 8(a)(1))	-	(30,837)	(37,792)

Net change during year	(62,533)	(259,131)	(118,940)

Unexercised options, December 31, 2005	950,000	$466,166	$1,044,523

The fair value used to calculate the compensation expense related to the stock options issued to employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004

Weighted average:
Risk-free interest rate	3.04%	3.04%
Expected dividend yield	-	-
Expected stock price volatility	93%	90%
Expected option life in years	2	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

9.	WARRANTS

The following summarizes warrant activity during 2005 and 2004:

	Number of
	Warrants	Fair Value

Balance, December 31, 2003	5,534,125	$1,072,220

Issued in private placement (Note 6(c)(i))	1,015,100	-
Issued on acquisition of Casino Property option
(Note 4(h)(iii))	100,000	271,253
Warrants exercised during the year	(1,166,625)	-

Net change during year	(51,525)	271,253

Balance, December 31, 2004	5,482,600	1,343,473

Issued on acquisition of Casino Property option
(Note 4(h)(iv))	100,000	351,340
Warrants exercised during the year	(5,475,100)	(1,343,473)
Warrants expired during the year	(7,500)	-

Net change during year	(5,382,600)	(992,133)

Balance, December 31, 2005	100,000	$351,340

The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004

Weighted average:
Risk-free interest rate	3.01%	2.89%
Expected dividend yield	-	-
Expected stock price volatility	71%	85%
Expected warrant life in years	2	2

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

9.	WARRANTS (continued)

At December 31, 2005, the Company has outstanding warrants to purchase an aggregate 100,000 common shares of LCC as follows:

		Outstanding				Outstanding
		at				at
Exercise		December 31,			Expired/	December 31,
Price	Expiry Date	2004	Issued	Exercised	Cancelled	2005

$1.50	May 23, 2005	3,567,500	-	(3,560,000)	(7,500)	-
$1.50	May 23, 2005	300,000	-	(300,000)	-	-
$3.20	December 19, 2007	500,000	-	(500,000)	-	-
$5.50	March 17, 2005 (1)	1,015,100	-	(1,015,100)	-	-
$5.80	May 21, 2006	100,000	-	(100,000)	-	-
$9.22	March 14, 2007	-	100,000	-	-	100,000	(2)(3)

		5,482,600	100,000	(5,475,100)	(7,500)	100,000

(1)

On February 17, 2005, the expiry period of these warrants was shortened from January 8, 2006 to March 17, 2005 pursuant to a provision entitling the Company, upon giving notice, to reduce the exercise period should the closing price of the Company’s common shares be at least $7.00 per share for ten consecutive days.

(2)

Pursuant to the reorganization (Note 1), these warrants are exercisable to acquire up to 100,000 common shares of each of the Company, Lumco, Norco and Global. Should the warrants be exercised, the exercise price of $9.22 per share will be allocated to each of the four companies as follows: $8.78 to the Company. $0.07 to Lumco, $0.06 to Norco and $0.31 to Global. The warrants are exercisable only upon exercising the warrants with the Company and are not exercisable to acquire common shares of each of the four companies separately.

(3)

Subsequent to the year end, on February 14, 2006, the Company arranged for the cancellation of these warrants and their replacement with warrants for the purchase of 100,000 common shares of each of Lumco, Norco and Global, exercisable at the prices as indicated in (2) above. Should the shares of the Company be purchased by a third party pursuant to a takeover bid or similar acquisition for an amount greater than $8.78 per share, the Company would pay to the warrant holder the difference between such price per share and $8.78 per share for 100,000 shares.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	Cumulative
	Period from
	Inception to
	December 31,
	2005	2005	2004	2003

Significant non-cash financing and investing activities

Warrants issued for mineral property payments	$1,694,813	$351,340	$271,253	$1,072,220

Common shares issued for mineral property payments	4,857,000	1,882,000	549,000	2,426,000

Common shares issued in settlement of accounts payable	111,100	111,100	-	-

Common shares issued for employee remuneration	156,840	156,840	-	-

Shares issued for subscriptions receivable	600,000	-	-	-

Shares and warrants issued in reverse takeover	333,780	-	-	333,780

Options assumed in reverse takeover	20,000	-	-	20,000

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

11.	SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 4, and certain equipment with a net book value of $73,954 located in Chile.

The Company operates in two geographical segments: Canada and South America. Corporate administrative activities are conducted from Canada. The income and expenses for the years ended December 31, 2005, 2004 and 2003 and the assets at the end of those years identifiable to these segments are as follows:

	Canada	South America	Total
Year ended December 31, 2005
Interest income			$80,235
Corporate expenses			(2,386,743)
Future income tax recovery			760,060
Net loss for the year			$(1,546,448)

Mineral exploration segment assets	$-	$16,702,048	$16,702,048
Corporate assets			1,614,831

Total assets			$18,316,879

	Canada	South America	Total
Year ended December 31, 2004
Interest income			$80,226
Corporate expenses			(2,056,129)
Net loss for the year			$(1,975,903)

Mineral exploration segment assets	$1,500,142	$15,824,573	$17,324,715
Corporate assets			3,345,664

Total assets			$20,670,379

	Canada	South America	Total
Year ended December 31, 2003
Mineral property costs written off	$(49,491)	$-	$(49,491)
Geographical segment loss	$(49,491)	$-	(49,491)

Interest income			46,141
Corporate expenses			(1,253,224)
Net loss for the year			$(1,256,574)

Mineral exploration segment assets	1,128,632	4,469,960	$5,598,592
Corporate assets			3,564,002

Total assets			$9,162,594

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

12.	INCOME TAX

As at December 31, 2005, the Company has non-capital losses of approximately $3,542,200 which may be applied against future income for income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2015	$1,470,300
2014	1,455,300
2010	616,600

	$3,542,200	(1)

(1)	Losses from years prior to 2005 have been reduced by the amount of non-capital losses held by certain Canadian subsidiaries which were sold pursuant to the reorganization.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004	2003

	34.87%	35.62%	37.62%

Income tax benefit computed at Canadian
statutory rates	$539,246	$703,817	$472,507
Foreign tax rates different from statutory rate	1,907	(14,902)	(440)
Stock based compensation	(229,321)	(241,372)	(219,094)
Other differences	46,166	63,245	(30,252)
Future income tax recovery on renounced
exploration expenditures	(760,060)	-	-
Unrecognized tax losses	(357,998)	(510,788)	(222,721)

	$(760,060)	$-	$-

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004	2003

Future income tax assets
Temporary differences in property
and equipment	$ 10,632	$ 5,248	$ 100,412
Net tax losses carried forward	1,352,926	928,240	341,406

	1,363,558	933,488	441,418
Valuation allowance for future
income tax assets	(1,054,120)	(933,488)	(441,418)

Net future income tax assets	309,438	-	-
Future income tax liability
Temporary differences in mineral
properties	(309,438)	-	-

Future income tax assets, net	$ -	$ -	$ -

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

12.	INCOME TAX (continued)

Flow-through expenditures

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. In December, 2004 the Company raised $2,135,000 from the issuance of flow- through shares. The proceeds were to be expended in 2005 on the Hushamu and Redstone properties, which were sold to Lumco pursuant to the reorganization (Note 1). The proceeds from the flow-through funds were transferred to Lumco. As at December 31, 2005, all of the funds had been spent on qualified mineral exploration expenditures.

The Company renounced $2,135,000 of its mineral expenditures to flow-through shareholders in 2005. The resultant loss of future income tax assets, which is treated as a cost of issuing flow- through shares, gives rise to a future tax liability in the amount of $760,060. This liability has been offset by the Company’s recognition of future income tax assets that have been previously written-down by a valuation allowance.

13.	FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash, receivables, and payables and accruals. The fair value of all financial instruments approximates their recorded amounts.

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”), as described below.

(a) Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer both mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral exploration costs are expensed when incurred until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves. As a result of this reporting difference, the Company’s mineral properties would be $11,627,753 (2004: $9,216,837) less under U.S. GAAP and the Company’s loss for the year $14,011,170 (2004: $8,747,304, 2003: $969,533) higher.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

	(b)	Change in accounting policy

During the second quarter of 2004, the Company changed its accounting policy, prospectively from April 1, 2004, with respect to mineral use rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets (EITF 04-02). Prior to this change in accounting policy, the Company had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, the Company has ceased amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment. If this change had been adopted retroactively January 1, 2003, it would have decreased the Company’s U.S. GAAP net loss for 2003 by $200,110 (2002: $37,875).

	(c)	Gain on sale of mineral properties

As exploration expenses have been capitalized under Canadian GAAP and expensed under U.S. GAAP, and since the reorganization referred to in Note 1 resulted in the Company transferring its mineral properties to related companies at their Canadian GAAP carrying value, under U.S. GAAP, the Company has reported a gain on this transaction equal to the exploration expenditures capitalized under Canadian GAAP.

	(d)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2002 to 2005 inclusive and for the period from inception on October 3, 2001 to December 31, 2001.

	(e)	Flow-through shares

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

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC –146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors be recognized upon renunciation. Any draw down of previously unrecognized future tax assets from tax losses utilized to offset such future income tax liability should be recorded as a credit to income upon renunciation of the exploration expenditures by the Company. EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.

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

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are renounced, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

Had the Company followed U.S. GAAP, the effect on its financial statements of the foregoing differences are set out below.

Consolidated Balance Sheets	December 31,	December 31,
	2005	2004
Assets under Canadian GAAP	$18,316,879	$20,670,379
Amortization of mineral interests under U.S. GAAP	(201)	(237,985)
Mineral exploration costs expensed under U.S. GAAP	(11,627,753)	(9,216,837)

Assets under U.S. GAAP	$6,688,925	$11,215,557

Liabilities under Canadian GAAP	$648,703	$504,103
Flow-through income tax liability	-	272,450

Liabilities under U.S. GAAP	$648,703	$776,553

Shareholders’ equity, under Canadian GAAP	$17,668,176	$20,166,276
Amortization of mineral interests under U.S. GAAP	(201)	(237,985)
Mineral exploration costs expensed under U.S. GAAP	(11,627,753)	(9,216,837)
Flow-through income tax liability	-	(272,450)

Shareholders’ equity, under U.S. GAAP	$6,040,222	$10,439,004

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

	For the Period
	from Inception
	(October 3,	For the	For the	For the
	2001) to	Year Ended	Year Ended	Year Ended
Consolidated Statements Of	December 31,	December 31,	December 31,	December 31,
Operations	2005	2005	2004	2003
Loss for the period, under
Canadian GAAP	$(8,135,760)	$(1,546,448)	$(1,975,903)	$(1,256,574)
(Amortization) Recovery of mineral
interests under U.S. GAAP	(201)	237,784	-	(200,110)
Recognition of deferred tax recovery	(272,450)	(272,450)	-	-
Mineral exploration costs expensed
under U.S. GAAP	(13,228,016)	(4,011,179)	(8,747,304)	(469,533)
Gain on sale of mineral properties	1,600,263	1,600,263	-	-

Loss for the period, under U.S. GAAP	$(20,036,164)	$(3,992,030)	$(10,723,207)	$(1,926,217)

	For the Period
	from Inception
	(October 3,	For the	For the	For the
	2001) to	Year Ended	Year Ended	Year Ended
Consolidated Statements Of	December 31,	December 31,	December 31,	December 31,
Cash Flows	2005	2005	2004	2003
Cash flows used in operating activities,
under Canadian GAAP	$(3,671,992)	$(1,982,515)	$(1,128,284)	$(564,425)
Increased loss due to mineral
exploration costs expensed under
U.S. GAAP	(13,228,016)	(4,011,179)	(8,747,304)	(469,533)
Reclassification of funds to be expended
on mineral exploration	(2,135,000)	-	(2,135,000)	-

Cash flows used in operating activities,
under U.S. GAAP	$(19,035,008)	$(5,993,694)	$(12,010,588)	$(1,033,958)

Cash flows from financing activities,
under Canadian and U.S. GAAP	$36,110,063	$19,301,211	$11,613,771	$2,482,455

Cash flows used in investing activities,
under Canadian GAAP	$(30,999,412)	$(17,036,257)	$(12,862,821)	$(728,272)
Mineral exploration costs expensed
under U.S. GAAP	13,228,016	4,011,179	8,747,304	469,533
Funds to be expended on
mineral exploration	2,135,000	-	2,135,000	-

Cash flows used in investing activities,
under U.S. GAAP	$(15,636,396)	$(13,025,078)	$(1,980,517)	$(258,739)

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141, Business Combinations, and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact on the Company’s financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants, SFAS 123(R) will have no effect on the Company’s financial statements as presented herein.

In June 2004, the FASB issued an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”). This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under SFAS No. 143 and is effective no later than the end of fiscal 2005. The Company has determined that this interpretation, and the adoption of SFAS No. 143, do not have a material impact on the Company’s condensed consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for the Company’s 2006 fiscal year. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this statement is issued. Management believes this statement will have no impact on the financial statements of the Company once adopted.

REGALITO COPPER CORP.
(formerly Lumina Copper Corp.)
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (continued)

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins”. EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this statement will have no impact on the financial statements of the Company once adopted.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinions No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

15.	SUBSEQUENT EVENT

On March 13, 2006 the Company entered into an agreement with Pan Pacific Copper Co., Ltd. (“PPC”) under which PPC has agreed to make a take-over bid for all of the Company’s outstanding common shares for consideration of US $6 per share payable in cash. The Offer is subject to certain terms and conditions being met including, but not limited to, a minimum of 66 2/3% of the outstanding shares, on a fully diluted basis, being tendered under the Offer and obtaining regulatory approvals.

The Offer is expected to be open for acceptance for 45 calendar days from the delivery date of the offering documents to the Company’s shareholders, which time period may be extended by PPC, subject to certain terms and conditions.

In the event the Offer is not completed due to certain events or actions described under the terms of the agreement, the Company must pay a non-completion fee of 3% of the maximum cash value of the Offer in cash and in certain circumstances, is required to pay US $2,000,000 as reimbursement of expenses, payable in cash or shares of the Company, depending on the reasons for the non- completion.

During fiscal 2005, the Company had retained two financial advisors with respect to exploring the possible sale of the Company. Pursuant to agreements entered into with these advisors, fees in the aggregate of US $1,950,000 will be payable upon consummation of the Offer.

ITEM 18.     FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

ITEM 19.      EXHIBITS

3.1.	Memorandum and Articles of Incorporation (Note 1)

10.1	Altered Memorandum re Change of Name (Note 1)

10.2	Option Agreement dated July 15, 2002 between CRS and Great Basin Gold Ltd. regarding the Casino Property (Note 1)

10.3	Option Agreement dated September 24, 2002 between CRS and Redstone Resources, Inc., a company controlled by Newmont Mining Corporation regarding the Redstone Property (Note 1)

10.4

Agreement dated August 21, 2002 between CRS and iTech Capital Corp. (formerly Jordex Resources Ltd.) regarding the Acquisition of 100% of Moraga Resources Corp., which in turn owns the Hushamu Property (Note 1)

10.5	Stock Option Plan (Note 1)

23.1	Consent of Auditors (Note 1)

23.2	Consent of Andrew Gourlay (Note 1)

23.3	Consent of C.M. Rebagliati (Note 1)

23.4	Consent of Ross Banner C.M. Rebagliati (Note 1)

23.5	Consent of David Pawliuk (Note 1)

23.6	Consent of Steven Blower (Note 1)

23.7	Consent of Diane Nicolson (Note 1)

23.8	Consent of N.C. Carter (Note 1)

23.9	Agreement dated October 2002 between CRS and Corriente Resources Ltd. regarding the Taca Taca Property (Note 1)

23.10A	Agreement dated June 9, 2003 between the Company and Las Asuncion Negociacion Minera S.A.C. regarding the El Galeno Property (Note 1)

23.10B	Amendment to Agreement dated June 9, 2003 between the Company and Las Asuncion Negociacion Minera S.A.C. regarding the El Galeno Property (Note 1)

23.11

Agreement dated October 2003 between the Company and La Compañia Minera Caserones and Sociedad Minera California Una de la Sierra de Peña Negra to acquire 100% of the Regalito Copper property. (Note 2)

23.12	Agreement dated October 28, 2003 between the Company and Northern Orion Resources Inc. regarding the San Jorge Property (Note 2)

23.13	Agreement dated October 29, 2003 between the Company and General Minerals Corporation regarding the Vizcachitas Property (Note 2)

23.14	Agreement dated December 17, 2003 between the Company and Andes Pacific Development S.A. regarding the Relincho Property (Note 3)

23.15	Agreement dated April 30, 2004 between the Company and New Inca Goldmines Limited regarding the El Molino mining concession (Note 4)

11.1	Code of Ethics (Note 4)

12.1	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a) (Note 4)

12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a) (Note 4)

13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Note 4)

13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Note 4)

23.16	Agreement dated February 7, 2005 between the Company and Electra Gold Ltd. regarding the Apple Bay Property (Note 5)

3.2	New Articles of Incorporation (Note 5)

23.17	Employment Agreement dated October, 27, 2003 between the Company and David Strang (Note 5)

23.18	Executive Bonus Agreement dated June 11, 2004 between the Company and David Strang (Note 5)

23.19	Employment Agreement dated April 24, 2004 between the Company and Leo Hathaway (Note 5)

23.20	Agreement dated March 24, 2005 between the Company and Corriente Resources Inc. regarding the Taca Taca Property (Note 5)

12.3	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a) (Note 5)

12.4	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a) (Note 5)

13.3	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Note 5)

13.4	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Note 5)

10.6	New Stock Option and Bonus Plan;

23.21	Management Proxy Circular of the Company dated April 1, 2005 which includes details of the Plan of Arrangement.

23.22	Amending Agreement dated May 9, 2005 between the Company and David Strang;

23.23	Services Agreement dated June 1, 2005 between the Company and Sandra Lim;

23.24

Agreement dated July 22, 2005 between Lumina Chile and Don Panchito Primera Una de La Quebrada El Pan Chico, Don Panchito Segunda Una del Arroyo Pena Negra and Don Panchito Tercera Una de la Quebrada Las Minitas wherein Lumina Chile acquired an option to purchase 90 mining exploitation concessions;

23.25

Agreement dated October 13, 2005 between Lumina Chile and Braulio Godoy Latorre, Rolando Nolverto Godoy Latorre, Mr. Walterio Arnaldo Godoy Latorre And Hugo Bolivar Godoy Latorre, wherein Lumina Chile obtained the right to acquire 16,700 hectares of surface rights with corresponding water rights located on the Regalito property;

23.26

Agreement dated October 18, 2005 between Lumina Chile and Rafael Vergara, José Antonio Vergara Irarrázabal and Sociedad Agrícola San Sebastián Limitada, wherein Lumina Chile obtained the right to acquire certain water and surface rights located 38 kilometres from the Regalito property;

23.27	Agreement dated October 18, 2005 between Lumina Chile and Andina Obras y Proyectos SAC wherein Lumina Chile entered into an agreement to lease a portion of the surface rights;

23.28

Two agreements dated October 26, 2005 between Lumina Chile and Pascuala Latorre Godoy and Ricardo Severo Latorre Ralph wherein Lumina Chile entered into two agreements to acquire certain surface rights located on the Regalito property;

23.29

Agreement date November 14, 2005 between Lumina Chile and Sociedad Agrícola Rio Escondido Limitada, wherein Lumina Chile obtained the right to acquire water rights from two wells located approximately 70 kilometres from the Regalito property;

12.3	Certification of President required by Rule 13a-14(a) or Rule 15d-14(a)

12.4	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.3	Certification of President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.4	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F dated June 11, 2003.
(2)	These exhibits were previously filed with the Company’s Amended Annual Report on Form 20-F dated November 28, 2003
(3)	These exhibits were previously filed with the Company’s Amended Annual Report on Form 20-F dated January 23, 2004.
(4)	These exhibits were previously filed with the Company’s Amended Annual Report on Form 20-F dated April 15, 2004.
(5)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F dated April 4, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: March 20, 2006	REGALITO COPPER CORP.

	By:	/s/ “David Strang”

David Strang
President